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Annual Report 2007

Delivering global growth



BAE SYSTEMS

REAL PERFORMANCE. REAL ADVANTAGE.

Land & Armaments

Land & Armaments provides design, development, production, through-life support and upgrade of armoured combat vehicles, tactical wheeled vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.



US, UK, Sweden, South Africa, Global

- High volume of vehicle reset and upgrade activity
- UK business returned to profitability
- Wheeled armoured vehicle successes
- Good progress in next-generation combat vehicle programmes



p30

Programmes & Support

Programmes & Support comprises the Group's UK-based air, naval and underwater systems activities, the Integrated System Technologies business and a 50% interest in the Gripen International joint venture.



UK, Global

- RAF Typhoons now operational
- Full six ship Type 45 contract awarded
- Launch of first of class Astute submarine
- Orders received for second and third Astute Class submarines
- Offshore Patrol Vessel arbitration settled



p32

International Businesses

International Businesses comprises the Group's businesses in Saudi Arabia and Australia, together with a 37.5% interest in the pan-European MBDA joint venture and a 20.5% interest in Saab of Sweden.



UK/Europe, Middle East, Australia

- Saudi Typhoon contract secured
- Investment in the Kingdom of Saudi Arabia continues
- Down-selection for the provision of vehicles for the Australian Defence Force
- Proposed acquisition of Tenix Defence announced in January 2008



p34

Contents

See overleaf for an overview of our business today



Directors' report

Business review

Corporate governance

Financial statements

Shareholder information

Further information

The following symbols are used within this Report
They point you towards further information either within the report or online.

p67 Cross reference within report

For more information visit www.baesystems.com

Annual and Interim Reports in digital format online
To receive shareholder communications electronically in future, including your Annual Report, visit: www.baesystems.com/annualreport/



Cover image:
RG33 Mine Resistant Ambush Protected vehicle

Cautionary statement
All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of BAE Systems and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of BAE Systems or the markets and economies in which BAE Systems operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document shall be regarded as a profit forecast. BAE Systems plc and its directors accept no liability to third parties in respect of this report save as would arise under English law. In particular, section 463 Companies Act 2006 limits the liability of the directors of BAE Systems plc so that their liability is solely to BAE Systems plc.

BAE Systems at a glance

BAE Systems' Group strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'.

BAE Systems, with 97,500 employees[4] worldwide, delivers a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services.

Delivering global growth

Group

Key points

- Good financial performance
- Continued growth from US businesses
- Leadership position established in global land systems sector

Sales[1] by business group[3] (%)



21
24
22
33

- Electronics, Intelligence & Support
- Land & Armaments
- Programmes & Support
- International Businesses

EBITA[2] by business group[3] (%)



27
26
19
28

- Electronics, Intelligence & Support
- Land & Armaments
- Programmes & Support
- International Businesses

£15,710m

Sales[4] for 2007

£1,477m

EBITA[2] for 2007

HQ & Other Businesses

HQ & Other Businesses comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

1 before elimination of intra-group sales
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 excluding HQ & Other Businesses
4 including share of equity accounted investments

p36

Electronics, Intelligence & Support

Principal operations

Electronics, Intelligence & Support provides a variety of communications, electronic identification, navigation and guidance systems, network-centric warfare solutions and a broad range of support solutions, including major ship repair activities for the US Navy.

Main operating locations



Major markets

US, UK, Global

Key points from 2007

- Continued leadership in the provision of electronic warfare systems
- New markets developing for the HybriDrive® propulsion systems
- Stable demand for ship repair services



p28

Results in brief, highlights and outlook

Results in brief

Results from continuing operations

£15,710m Sales[1] 2006: £13,765m	**£1,477m** EBITA[2] 2006: £1,207m	**£1,177m** Operating profit 2006: £1,054m
31.0p Underlying earnings[3] per share 2006: 23.8p	**26.0p** Basic earnings per share[4] 2006: 19.9p	**£38.6bn** Order book[5] 2006: £31.7bn

Other results including discontinued operations

12.8p Dividend per share 2006: 11.3p	**£2,162m** Cash inflow from operating activities 2006: £778m	**£700m** Net cash as defined by the Group 2006: £435m

Highlights

- Good financial performance
- Continued growth from US businesses
- Leadership position established in global land systems sector
- Underlying earnings[3] per share up 30% to 31.0p
- Dividend increased 13.3% to 12.8p per share for the year

Outlook

We have excellent forward visibility and a further year of good growth is anticipated in 2008, including a full year contribution from the former Armor Holdings business. In addition, part-year contributions are expected following the anticipated completion in 2008 of the proposed acquisitions of MTC Technologies and Tenix Defence.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 10 to the Group accounts)
4 basic earnings per share in accordance with International Accounting Standard 33
5 including share of equity accounted investments' order books and after the elimination of intra-group orders of £1.4bn (2006 £1.0bn)

Chairman's letter

2007: A year of delivery



"2007 has been another successful year for BAE Systems. The Group has again delivered a strong financial performance and has achieved much success in pursuit of its strategic objectives."

Dick Olver Chairman

2007 was another successful year for BAE Systems. The Group has again delivered a strong financial performance and has achieved much success in pursuit of its strategic objectives.

Our multi-home market strategy continues to generate opportunities for growth.

In the UK, an increased emphasis on through-life business support is being addressed successfully. Similarly, the Group's strategy to develop an enhanced industrial presence in the Kingdom of Saudi Arabia has underpinned the winning of substantial new business that will provide future growth in that market.

In the US, we continue to see the benefits of a well-executed acquisition strategy.

Our global strategy will continue to develop. The Group's focus on business in its six home markets is delivering good returns and consideration is now being given to establish a presence in new home markets.

A more global footprint brings with it responsibility to a wider, more diverse stakeholder base. As we grow internationally, it becomes increasingly important to keep pace with evolving customer and stakeholder expectations – both in programme delivery and the methods by which we deliver our business. We seek to nurture a culture within the Group of continuous improvement – in all aspects of business performance. This includes ethical awareness as we work to achieve the highest standards of governance in the conduct of our day-to-day business.

As part of that drive, the Board agreed to undertake an expert and independent audit of our ethical business conduct, to measure where we stand today and to provide a point of reference with which to measure our progress over time. In June 2007, the Board appointed an independent committee, chaired by Lord Woolf, the former Lord Chief Justice of England and Wales. The Woolf Committee will report on the status of ethics and governance in the Group and make recommendations on improving areas of weakness that may be found. The report will be published and the Board has undertaken to act on all such recommendations of the Committee. We have taken this bold step because we are committed to being the industry leader in business ethics. The Woolf Committee report will be a valuable tool in our pursuit of this objective.

During the year, further changes were made in the composition of the Board. With a ratio of eight

Underlying earnings[1] per share from continuing operations (pence)


35
30
25
20
15
10
5
13.6
18.4
23.8
31.0
04
05
06
07

1 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 10 to the Group accounts)

independent non-executive directors to four executive directors, excluding myself as Chairman, we have a strong Board with a wealth of experience in both our own industry and international business generally. During the year we welcomed Andy Inglis, who has a strong background in global programme execution, to the Board. Also, I am pleased to report that Ravi Uppal will be joining the Board in April as a non-executive director. He is currently President, Global Markets for ABB Limited and has first hand experience of managing engineering and technology businesses in Europe, the Middle East and India. One of our current non-executive directors, Peter Weinberg, will be standing down and not seeking re-election at this year's Annual General Meeting in May. He leaves us to dedicate more time to his business interests as a partner in the rapidly growing financial services firm, Perella Weinberg Partners. I wish him well for the future.

Ulrich Cartellieri, Steve Mogford and Chris Geoghegan retired from the Board during the year and my sincere thanks go to them for their dedicated service to the Group.

Succession planning is vital to the wellbeing of a company, and BAE Systems has a well-defined and rigorous process for ensuring the continuity of high quality management appointments throughout the Group. The announcement setting out the timetable for the appointment of a successor to Mike Turner as Chief Executive, when he steps down in August 2008, is a key part of that planning process. Mike has made an outstanding contribution across his 42 years with the Group, starting as an apprentice and culminating as Chief Executive of the highly successful company that BAE Systems is today.

Mike leads a highly skilled workforce of some 97,500 people who have delivered excellent performance during the year by providing outstanding capability and support for the armed forces and all the customers in the countries we serve. I extend my thanks to each of them for their contribution to the Group's success.

The Board is recommending an increased final dividend of 7.8p making a total of 12.8p for the year, an increase of 13.3% over 2006 endorsing our outlook for the Group. At this level the annual dividend is covered 2.4 times by underlying earnings (2006 2.1 times). Subject to shareholder approval at the 2008 Annual General Meeting, the dividend will be paid on 2 June 2008 to holders of ordinary shares registered on 18 April 2008.



Dick Olver Chairman

The Woolf Committee

In June 2007 the Board appointed Lord Woolf to lead an independent expert committee to study and publish a report on the Group's ethical policies and processes. It is chaired by Lord Woolf.

Members of the Committee

- **The Rt. Hon. The Lord Woolf of Barnes (Chairman), former Lord Chief Justice of England and Wales.**
- **Sir David Walker, Senior Adviser and former Chairman of Morgan Stanley International Ltd.**
- **Philippa Foster Back OBE, Director of the Institute of Business Ethics.**
- **Douglas N. Daft, AC, former Chairman and Chief Executive of the Coca-Cola Company.**
- **Dr Richard Jarvis (Secretary to the Committee), former Secretary to the Committee on Standards in Public Life.**

Summary terms of reference

The Committee was appointed to:

- **review the Group's ethical policies and processes, and to review the Group's adherence to applicable anti-corruption legislation, including relevant international treaty obligations;**
- **reach a judgement as to how the Group's policies and procedures benchmark against industry standards, whether they are sufficiently robust to ensure compliance with its ethical business policies generally and in particular to detect and prevent violations of anti-corruption laws; and**
- **to make recommendations for any remedial actions it believes the Group should take.**

The full terms of reference can be found on the Woolf Committee website at http://www.woolfcommittee.com/

Our executive leadership

p12 For more information on the Group's strategy see page 12

BAE Systems is managed through a combination of operational line leaders responsible for the operation and performance of their respective businesses and functional leaders providing Group-wide expertise and guidance. The line leaders report to two Chief Operating Officers principally reflecting the geographic spread of the Group, split between US-led operations, and operations in the UK and other regions. The Chief Executive, Chief Operating Officers and Group Finance Director are members of the Board (page 54). An Executive Committee, comprising members from the senior leadership team, is the focus for developing and delivering the Group's strategy.



Mike Turner
Chief Executive
Operational leadership
Functional leadership
Walt Havenstein
Chief Operating Officer
President and CEO, BAE Systems, Inc.
Ian King
Chief Operating Officer
UK/Rest of World
George Rose
Group Finance Director
Marshall Banker
President
Customer Solutions
Mike Heffron
President
Electronics & Integrated Solutions
Linda Hudson
President
Land & Armaments
Scott O'Brien
President
Products Group
Murray Easton
Managing Director
Submarine Solutions
Vic Emery
Managing Director
Surface Fleet Solutions
Guy Griffiths
Managing Director
Businesses
Nigel Whitehead
Group Managing Director
Military Air Solutions
Peter Wilson
Managing Director
CS&S International
Philip Bramwell
Group General Counsel
Alan Garwood
Group Business Development Director
Alastair Imrie
Group HR Director
Charlotte Lambkin
Group Communications Director
Alison Wood
Group Strategic Development Director

Board member
Executive Committee member

Business review



The Royal Navy's largest and most powerful attack submarine, the first of class Astute, was rolled out of the Devonshire Dock Hall on 8 June 2007.

Chief Executive's review

Delivering global growth



"BAE Systems once again performed well in 2007. Each of the four business sectors delivered good profitability underpinned by good programme schedule and cost performance across the Group."

Mike Turner Chief Executive

Performance against top ten objectives for 2007

The Board reviews and updates the Group strategy annually. Our strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'. Within this context the Chief Executive and the Executive Committee agree the Group strategic objectives, the business portfolio actions and the top ten objectives for the executive team each year. The following summarises achievements against the 2007 top ten objectives. The top ten objectives for 2008 are set out on page 11.

Objective	What we have achieved
1. Meet financial targets	The Group performed well and delivered its financial plan for the year and a strong five-year business plan was presented to and agreed by the Board.
2. Ensure application of mandated business processes	The Group continued to embed the principles of good governance, values, policies and processes that guide our work and behaviour, with a clear system of delegated authority across the Group.
3. Further increase management focus on programme execution	Programme execution is central to the Group and a key determinant of customer satisfaction. Both schedule and cost performance improved in 2007 and will continue to be a focus of management attention, building on the excellent progress in recent years.

BAE Systems once again performed well in 2007, demonstrating the significant fundamental strengths and quality of the business. EBITA[1] increased by 22% to £1,477m on sales[2] of £15,710m, up 14% compared with 2006. Underlying earnings[3] per share increased 30% to 31.0p for the year. The Group had net cash of £700m at year end, having invested $4.5bn (£2.2bn) excluding fees in the acquisition of Armor Holdings, Inc. during the year.

Each of the four business sectors delivered good profitability with return on sales exceeding 8.5% in all sectors. This profitability stems from good programme cost and schedule performance across the Group.

Underlying this performance are principles of ethical conduct, good governance, our values and policies and processes that guide the Group's business and the behaviour of its people, with a clear system of delegated authority within a 'One Company' approach. BAE Systems is determined that the business policies and processes mandated across the organisation align with global best practice.

BAE Systems is a global company with a strategy currently focused around six home markets. Together these home markets were responsible for generating 85% of Group sales[2] in 2007 (2006 84%).

The Group is benefiting from a well-executed strategy with good profitable growth generated from substantial business operations in its home markets and especially the United States. A notable success is the very strong growth in the land systems business in recent years. Following the earlier acquisitions of Alvis in 2004 and United Defense in 2005, the acquisition of Armor Holdings, Inc. in 2007 has established BAE Systems as having a clear leadership position in the land sector.

Our multi-home market business focus continues to generate opportunities for growth, especially in the Kingdom of Saudi Arabia where the Group has a growing home market position.

United States

BAE Systems is a valued, trusted and high-performing part of the US defence industrial base and is one of the top ten largest defence companies in the US.

In the US, the Group is a market leader in advanced information technology, intelligence analysis, geospatial exploitation software and the development of knowledge-based systems. In addition, BAE Systems continues to see strong demand for sophisticated electronic warfare and protection systems, and in its support solutions business the ship repair facilities have remained fully utilised.

In the land systems sector, further contracts to reset Bradley combat vehicles and other US tracked vehicles to 'as new' condition were awarded, providing extended visibility of throughput at the current high level of activity. In addition to the high volume of reset activity, strong demand for vehicle upgrades with new digital systems

Objective	What we have achieved
4. Grow US businesses	The Group is achieving success growing in the US, with 19% organic growth and the acquisition of Armor Holdings, Inc. in 2007.
5. Continue to implement the UK Defence Industrial Strategy	Progress in implementing the Defence Industrial Strategy in the UK was made, which will deliver combined benefits of more capability and lower cost for the UK customer and acceptable returns for industry through long-term partnering agreements.
6. Progress the business in the Kingdom of Saudi Arabia	The business in the Kingdom of Saudi Arabia is moving forward with the established core programme progressing well, in-Kingdom investment is ongoing and significant new business has been achieved.
7. Focus on key export opportunities	The contract award for 72 Typhoons for Saudi Arabia was a notable success. Whilst export markets are very competitive, the Group continues to address a number of opportunities for exports from each of its six home markets.
8. Demonstrate a commitment to partnering	The Group continues to identify and benefit from opportunities to work together and share best practice across the Group's global businesses. Constraints to technology sharing between the UK and US remain but in June 2007 the US President and UK Prime Minister signed a defence technology treaty. Once ratified by the US Senate, this would mark a significant step forward towards greater technology co-operation.
9. Develop existing and new home markets	The Group is successfully implementing its strategy to develop the six home markets in which it currently operates and is pursuing opportunities to establish additional new home markets for the longer term.
10. Demonstrate leadership at all levels	Underpinning all of the above objectives is an emphasis on leadership throughout the Group to achieve continuous performance improvements and embed a high-performance culture.

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
2 including share of equity accounted investments
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 10 to the Group accounts)

Chief Executive's review (continued)

continues, in part driven by the move in the US to modular forces requiring the fielding of a common standard of more capable vehicles.

To complement BAE Systems' tracked vehicle position in the US, the Group has been executing a wheeled vehicle strategy to meet a valuable, near-term, urgent operational requirement for Mine Resistant Ambush Protected (MRAP) vehicles. This has resulted in the establishment of a new assembly facility for the RG33 mine protected vehicle in York, Pennsylvania, alongside the Bradley reset facility. Following the substantial contract award for RG33 MRAP vehicles in 2007, manufacturing volume has increased rapidly in the last months of 2007 with the completion of 23 vehicles in October rising to 102 in December.

The acquisition of Armor Holdings, Inc. delivered further progress as regards the wheeled vehicle strategy. The business is a key player in the tactical wheeled vehicle market and in the increasingly vital areas of armour protection and survivability. With strong demand for its products, notably for the Family of Medium Tactical Vehicles (FMTV) and the Caiman mine protected vehicle derivative, the Armor Holdings acquisition is well on track to deliver our required return on investment.

BAE Systems has worked across its global businesses rapidly to design, produce and deliver vehicles to protect the armed forces. The Group's role on the MRAP programme involves collaboration across sites and businesses globally, including the integration of the former Armor Holdings' capabilities. The programme brings together more than 35 years of experience in mine protected wheeled vehicle expertise and highly survivable combat platforms.

In December 2007, the Group announced the proposed acquisition of MTC Technologies, Inc. MTC complements BAE Systems' existing readiness and sustainment capabilities in the US.

United Kingdom

The Group's UK-based businesses are performing well with good programme schedule and cost performance. This performance improvement included a recovery to profitable trading for the land systems business in the UK.

BAE Systems continues to make progress in developing integrated through-life support business in partnering arrangements with the UK MoD and the UK's armed forces. Benefits are now apparent as some of the earlier programme relationships mature. For example, the National Audit Office has concluded that the partnered support arrangements for the Tornado combat aircraft have contributed to a 51% reduction in cost per flying hour and cost savings over the past five years of £1.3bn. BAE Systems is similarly involved in support for a number of other UK air platforms and is addressing through-life support for the UK's armoured fighting vehicle fleet. The Group

The market

Supplemental budgets in the US to fund overseas operations, combined with good growth in the underlying US defence budget have contributed to overall growth in the global accessible defence market. US supplemental budgets are not expected to be maintained but underlying global defence expenditure is forecast to continue to grow with increasing contributions from the fast-growing Asian economies. This expenditure naturally determines where Group attention is focused. The top 15 countries account for 80% of the global total and the US accounts for around 50% alone.

Most of the Group's businesses are focused on the defence industry and are subject both to competition from multi-national firms and to government regulation.

BAE Systems' market position (US$bn)
Top 10 defence companies in 2007 (based on 2006 defence revenues)


40
35
30
25
20
15
10
5
0
36.0
30.8
25.0
23.6
19.5
18.7
13.2
9.9
9.0
7.6
Lockheed Martin
Boeing
BAE Systems
Northrop Grumman
Raytheon
General Dynamics
EADS
L3 Communications
Finmeccanica
United Technologies

Source: Defense News

identifies further opportunities to develop such arrangements in air, land and naval support.

The UK government's commitment to the new Carrier programme in July enabled BAE Systems to enter into a Framework Agreement with VT Group for the establishment of a joint venture which would, subject to completion, bring together BAE Systems' and VT Group's respective surface warship building and surface warship through-life support operations.

Other home markets

Saudi Arabia continues to be an important home market for BAE Systems, building on a performance track record established over many decades.

The large programme of support for Tornado is being maintained and the modernisation of existing assets continues. In September 2007, under the new defence co-operation programme known as 'Project Salam', contracts were signed between the UK government and the Kingdom of Saudi Arabia for the supply of 72 Typhoon aircraft.

We continue to invest within Saudi Arabia in both the expansion of the Kingdom's industrial capability and new secure residential accommodation. The first of two new compounds for our employees is now being occupied in Riyadh.

In Sweden, production of the CV90 infantry fighting vehicle is underway for the Dutch Army, continuing the good export performance of this business.

In Australia, the Group continues to build on its position as a through-life capability partner to the Australian Defence Force, including a follow-on multi-year support contract for the Hawk aircraft.

The selection by Australia of the FMTV as the basis for the Land 121 vehicle programme will generate substantial industrial involvement in Australia. BAE Systems is also a major subcontractor on the Australian Wedgetail Airborne Early Warning and Control programme, where we are jointly engaged with Boeing and the customer to re-baseline this programme.

In January 2008, the Group announced the proposed acquisition of Tenix Defence, a leading Australian defence contractor. The acquisition will more than double BAE Systems' presence in Australia, making it the largest in-country supplier to the Australian Defence Force. The organisations are an excellent fit and have largely complementary programmes and capabilities. This acquisition is a significant step in the implementation of the Group's strategy to develop as the premier global defence and aerospace company by growing the business in Australia, one of the Group's six home markets.

In South Africa, the land systems OMC business is achieving growth through exports with its RG31 and RG32 mine protected vehicles.

Forecast defence budget by major region (US$bn in constant 2008 prices)


1400
1200
1000
800
600
400
200
0
03
04
05
06
07
08
09
10
11
12
13
14
15
Year

- Rest of World (excluding markets inaccessible for business by the Group)
- Europe (West, Central and Eastern European countries, excluding former Soviet Union nations)
- US supplemental budget
- US base budget

The US represents around 50% of the total forecast global defence spend (including equipment, personnel and operating costs) to 2010.

Source: BAE Systems internal analysis

Global equipment market (US$bn)
2007 estimated defence procurement


0
15
30
45
60
75
90
105
120
135
150

- US (including supplemental budgets, excluding Research, Testing, Development & Evaluation)
- Europe (West, Central and Eastern European countries, excluding former Soviet Union nations)
- Rest of World (excluding markets inaccessible for business by the Group)

The US accounts for around 50% of estimated total global procurement in 2008.

Source: BAE Systems internal analysis

Chief Executive's review (continued)

Summary and outlook

BAE Systems has a successful track record of identifying and addressing market opportunities through organic investments and acquisitions. Following the acquisition of Armor Holdings, Inc., the Group has maintained a strong balance sheet and is performing well. The Group continues to look for further value enhancing opportunities across its home markets and remains focused on delivering good business performance and generating value, to the benefit of customers and shareholders.

The Group is continuing to deliver its strategy with strong financial and programme performance. It is delivering value for money and capability to its customers and is well positioned for the future with an established footprint in six home markets. BAE Systems is a quality business based on a strong, well-balanced portfolio and is well positioned to continue to deliver shareholder value in line with our long-term plans.

We have excellent forward visibility and a further year of good growth is anticipated in 2008, including a full year contribution from the former Armor Holdings business. In addition, part-year contributions are expected following the anticipated completion in 2008 of the proposed acquisitions of MTC Technologies and Tenix Defence.



Mike Turner Chief Executive

United States market



The US continues to be the most attractive of all the major defence markets, accounting for around 50% of global defence expenditure in markets accessible for business by the Group (see chart on page 9) and approximately 4% of GDP. The US will remain one of BAE Systems' key markets, offering programme scale and high levels of investment in research and development. BAE Systems has continued to grow in the US by leveraging its market leadership positions and introducing new capabilities that meet customers' needs. The Group is well placed to support the US Department of Defense in its likely emphasis on force sustainment and readiness and affordable transformation.

The short-term outlook for defence continues to be favourable, although growth in US defence spending is expected to slow beyond 2010. Politically, the US is now starting the run-up to the next presidential election in November 2008. Both parties remain supportive of national security and consequently, whatever the outcome, support for defence spending is expected to remain robust.

In recent years, US defence spending has been buoyed by supplemental budgets aimed at covering additional defence costs related to the ongoing operations in Afghanistan and Iraq. When the US disengages from these operations, the scale of these supplemental budgets will probably decline.

United Kingdom market

The defence market in the UK is expected to become more challenging in the coming years.

Overall defence spending is being held to low levels of real growth, at just over 2% of GDP, despite significant ongoing operational commitments. Spending on defence equipment in the UK is under particular pressure, balancing the demands of procurement with personnel-related costs and the impact of ongoing operations in Afghanistan and Iraq. A high level of activity due to Urgent Operational Requirements (UORs) has resulted from these operations.

Implementation of the UK's Defence Industrial Strategy (DIS) is underway against a challenging set of milestones. BAE Systems continues to work with the UK MoD to ensure transformation of the business to meet challenging requirements, particularly focused on developing Long-Term Partnering Agreements (LTPAs) across air, land and naval domains.

2008 Executive Committee top ten objectives

The Executive Committee has set the following objectives for 2008. A review of the performance against these objectives will be contained in the Annual Report 2008. The aim of these objectives is to provide focus for the leadership and engagement of people at all levels of our Company.

Objective	
1. Financial targets	Meet 2008 financial targets and set challenging and realistic longer-term plans
2. Develop our partnering approach	Develop our partnering approach to meet our customers' capability requirements
3. Business policies and processes	Ensure continued quality application of our mandated business policies and processes
4. Programme execution	Further enhance programme execution through schedule and cost performance
5. Security	Progress development of our security businesses in our home markets

Objective	
6. US business	Grow our US business including the execution of planned investments
7. Kingdom of Saudi Arabia	Progress delivery of the Saudi industrialisation plan and further develop business in the Kingdom of Saudi Arabia
8. UK Defence Industrial Strategy	Continue to implement the UK Defence Industrial Strategy including execution of our transformation and investment plans
9. Export opportunities	Progress export opportunities from each of our home markets
10. Safety, ethics and diversity	Continue to drive performance in safety, ethics and diversity

Other home markets

The UK government's publication of the DIS version 2 has been delayed into 2008 to take account of the difficult decisions required in the UK MoD's current Planning Round 08 following the 2007 Comprehensive Spending Review. To deliver value for money and meet current and future equipment needs of the armed forces, the securing of through-life capability management and appropriate LTPAs will be even more necessary under difficult budgetary conditions.

Saudi Arabia is, and is expected to remain, one of the major defence markets in the world, dedicating up to 10% of GDP to this sector, with a significant part of this spent on external procurement. An Understanding Document was signed on 21 December 2005 between the UK and Saudi Arabian governments, outlining plans to modernise the capabilities of the Saudi armed forces. These modernisation activities are underway, helping to develop a greater indigenous capability in the Kingdom.

The Australian government has committed to an increase in defence spending of 3% p.a. (real) until 2015–16, on an annual budget of A$22 billion. Its stated preference is to maintain a strong local defence capability which will underpin strong market growth. It has also released the Defence Capability Plan 2006–2016, which outlines the major capital equipment outlays over this time frame. A total of A$74.6bn is forecast to be spent on capital investment over the next decade, reflecting the government's commitment to growth in defence spending.

South Africa, with one of the best trained and equipped militaries in sub-Saharan Africa, is spending between 1.2% and 1.6% p.a. of its GDP on defence. It is currently undergoing a major re-equipment programme as a result of defence procurements approved by the government in 1999.

The Swedish military is also undergoing reform as it changes from a force for defence against invasion to one that is more flexible and mobile. Since the beginning of this process, defence spending fell from 2% of GDP to 1.4% in 2006. Over the same period there has been government encouragement for the industry to move towards greater participation in international collaborative programmes.

To enhance its positions in these markets and optimise its ability to execute its home market strategy, the Company intends to establish home market advisory boards in those markets where it would benefit from advice focused on in-country business development and industrial partnering.

Strategic overview

A strategy that **delivers growth**

Our Group strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'. We deliver this through our Group strategic objectives, business portfolio actions and integrated business plans. The six Group strategic objectives are championed by the Executive Committee and apply across all of our businesses, while the business portfolio actions are championed by the relevant Executive Committee member and are delivered by the businesses either separately or jointly. Both are underpinned by our integrated business plans.

Group Strategy

To deliver sustainable growth in shareholder value by being the premier global defence and aerospace company

Group Strategic Objectives

Continue to embed a high-performance culture across the Company
Further enhance our programme execution capabilities
Increase sharing of expertise, technology and best practice between our global businesses
Develop a partnering approach to meet our customer requirements
Develop our capabilities in existing and new home markets
Establish security businesses in our home markets

Business Portfolio Actions

Establish in the UK sustainably profitable through-life businesses in Air, Land and Sea	Grow our business in the United States both organically and via acquisitions	Implement the home market strategy and grow in the Kingdom of Saudi Arabia	Grow our global land systems business	Grow our export business from our home markets	Grow our global support, solutions and services businesses

Integrated Business Plans

The following three case studies demonstrate examples of how we are implementing our strategy.

Strategy

p12

Group strategic objectives
Each year the Group strategic objectives are reviewed and refined to ensure that they remain relevant. For 2008 we have clarified the intent of the objective 'Develop our capabilities in emerging growth markets' and separated it into two:

- 'Develop our capabilities in existing and new home markets', focuses on developing the Group's multi-home market strategy; and
- 'Establish security businesses in our home markets', highlights the importance of this adjacent market opportunity.

Continue to embed a high-performance culture across the Company
Having a high-performance culture underpins our ability to achieve our strategy. This means setting challenging targets and reviewing our performance so that we deliver against our commitments. This is underlined by demonstrating high standards of business conduct in line with our ethical principles.

Further enhance our programme execution capabilities
Excellence in programme execution remains at the core of the successful delivery of our strategy, both in terms of executing on our existing contracts and winning new business. Being recognised by our customers as their reliable partner of choice to deliver to their expectations on time and budget will ensure we deliver continuing performance and growth of our business.

Increase sharing of expertise, technology and best practice between our global businesses
As our customers' requirements increasingly demand the ability to offer through-life and capability solutions, we are committed to finding ways to increasingly collaborate across our business and project boundaries to deliver these solutions. We need to continue to build on our ability to work across the lines of business that span our six home markets.

Develop a partnering approach to meet our customer requirements
Mutually beneficial trust-based partnering relationships with our customers are increasingly important to the long-term future and stability of our business. Many of our customers are recognising the long-term nature and strategic importance of defence procurements. We are responding to this by building our partnering capabilities in ways such as working in integrated project teams and embedding our activities alongside customers.

Develop our capabilities in existing and new home markets
We continue to evaluate ways in which we can develop our in-country presence, both in our six existing home markets and in potential new home markets.

Establish security businesses in our home markets
In 2007, we evaluated opportunities to grow into related new market segments, providing we could lever our core technologies and capabilities appropriately. We decided to focus on establishing security businesses in our home markets.

Key Performance Indicators (KPIs)

p25

The Group delivers its strategy through the Group strategic objectives detailed opposite, business portfolio actions and integrated business plans. The strategy is also supported by ten short-term objectives agreed annually by the Executive Committee (see page 11) which address the key challenges in delivering the strategy in the year ahead. The objectives are directly underpinned by a set of financial and non-financial performance indicators that are regularly reported to the Board and linked to executive remuneration. These KPIs are detailed on pages 25 and 26 and provide a succinct and meaningful measurement system to assess enterprise performance and continuous improvement in line with our strategy.

Risks

p44

Effective management of risk and opportunity is essential to the delivery of the Group's objectives and achievement of sustainable shareholder value. The Group's approach to risk management is to remove or reduce the likelihood and effect of risks before they occur, and deal effectively with problems if they do.

Further information on the risk management processes and procedures, and the committees involved in the management of risk, is given on pages 44 and 45.

Resources

p51

The key resources and arrangements the Group uses to achieve its strategic objectives include:
- the people it employs;
- relationships with its customers, subcontractors and other suppliers;
- research and development;
- intellectual property; and
- its capital structure.

Each of these is discussed further on pages 51 and 52, with the exception of the Group's capital structure which is explained on page 22 in the Financial review.

Implementing our strategy

Case study one

A global leader in land systems

Business portfolio actions (addressed in this case study)					
Grow UK through-life businesses	Grow US business		Grow land systems	Grow export business	Grow global support

- 2005 acquisition of United Defense established BAE Systems' strong position in the tracked combat vehicle sector
- 2007 acquisition of Armor Holdings positioned BAE Systems as a leader in the growing military wheeled vehicle sector
- Further convergence of such tracked combat and wheeled vehicle technology will present future growth opportunities for the Group

BAE Systems is today a leader in military land systems with sales of $7.1bn in 2007 and principal operations in the US, UK, Sweden and South Africa. This large global presence has been established over a short period. The Group embarked on a distinct and cohesive strategy to enter both the tracked and wheeled vehicle sectors, and the convergence of these capabilities is now providing significant growth opportunities.

Prior to 2004 BAE Systems' involvement in the land systems sector was limited to its RO Defence activities in the UK. In 2004 BAE Systems acquired Alvis plc, recognising the opportunity to address the market for through-life support of the UK armoured Fighting Vehicle fleet and to better address the opportunity to participate in the UK's largest projected land systems programme, the Future Rapid Effect System (FRES). Alvis included not only the principal constituents of the UK armoured vehicle capability but also the Swedish Hägglunds business and OMC in South Africa.

With its newly expanded land sector presence and its strategy to grow in the US market, BAE Systems targeted the good growth prospects for support and reset work in the large armoured vehicle fleets in the US. Reset is the process of taking worn vehicles out of service and refurbishing them to an 'as new' condition for return to service. BAE Systems identified United Defense, a major tracked combat vehicle business in the US, as a focus for increased reset activity and has seen substantial growth since its acquisition of that company in June 2005.

Having established a strong position in the tracked combat vehicle sector, BAE Systems looked to address the newly emerging opportunities for wheeled military vehicles. Wheeled vehicle fleets have in the past been assigned primarily to utility and support applications while the heavier combat vehicles, with their enhanced survivability, were deployed for combat operations.

US military vehicles

Strategic acquisitions in both the wheeled and tracked vehicle sectors have resulted in BAE Systems' leadership positions in these key growth areas. Further convergence of these two sectors will continue to create growth opportunities for the Group as it begins to focus on the development of light wheeled vehicles.


Total US military vehicle fleet (%)
255,000 military vehicles (2006 inventory)
13
87
Acquisition of United Defense
Acquisition of Armor Holdings
US tracked vehicles (%)
Primarily combat
M1 Abrams tank
Bradley M2/M3
20
12
43
Fire support platforms
M113 armoured personnel carrier
● BAE Systems
○ Others
US wheeled vehicles (%)
Primarily support
Combat and Heavy
Light
52
35
Medium
● BAE Systems – major participation
○ BAE Systems – some participation
○ Others

Figure 1

The growth of insurgency and the terrorist threat, including the use of mines and improvised explosive devices has led to a demand for a new class of utility vehicle. These more sophisticated utility vehicles retain wheeled mobility but have the survivability characteristics of tracked combat vehicles. This evolving convergence of utility and combat vehicle capabilities led BAE Systems to acquire Armor Holdings, Inc., a leading US supplier of wheeled utility vehicles and armour protection technology. The Armor Holdings capabilities complement the tracked combat vehicle capabilities of the former United Defense business in the US (see figure 1).

When BAE Systems acquired Armor Holdings the requirement in the US for Mine Resistant Ambush Protected (MRAP) vehicles was just emerging. BAE Systems has been able to respond to this urgent

Mine Resistant Ambush Protected (MRAP) vehicle – RG33
The MRAP programme awards reflect both the Group's industrial capacity and its ability to collaborate across sites and businesses globally.



requirement, winning large orders for MRAP vehicles sourced from three of its operations: the OMC business in South Africa; the former United Defense facilities in York, Pennsylvania; and the recently acquired former Armor Holdings facilities in Sealy, Texas and Fairfield, Ohio (see figure 2).

New generation vehicle programmes are likely to emerge in response to the continuing convergence of utility and combat vehicle requirements. Near-term MRAP requirements are expected to evolve in two directions. Medium Mine Protected Vehicle (MMPV) is the US Army programme of record for future MRAP-like requirements, while the proposed Joint Light Tactical Vehicle (JLTV) programme is likely to involve the application of advanced new technologies to achieve a range of three types of light to medium vehicles of comparable size and mass to the lightweight High Mobility Multipurpose Wheeled Vehicles (HMMWV) in use by the American military (see figure 3). The requirements for the JLTV will apply lessons learned by the US military for survivable, combat-ready utility vehicles, as have been demonstrated with up-armoured HMMWVs and MRAPs. BAE Systems is approaching the JLTV requirement through the formation of two entirely separate teaming arrangements.

Mine protected vehicles

Demand for a new class of utility vehicle which incorporates the mobility of wheeled utility vehicles with the survivability of tracked combat vehicles has led to the development of mine protected wheeled vehicles.

BAE Systems' land systems strategy and key acquisitions have ensured it is a leading player in this key growth area.

US MRAP orders (%)


RG33
Caiman
RG31
Other
14
14
7

- BAE Systems
- Others

Figure 2

BAE Systems has been awarded contracts for approximately one-third of the c. 12,000 MRAP vehicles ordered in the US.

In addition, the business has received contracts for over 1,000 mine protected vehicles in other markets.

Wheeled utility vehicle route map

BAE Systems has developed its land systems strategy at a time of significant growth in activity. Production of FMTV (Family of Medium Tactical Vehicles) has increased and MRAP vehicles have been in demand throughout 2007. This is likely to continue in the short term with MMPVs and JLTVs likely to become the focus. BAE Systems currently has two distinct JLTV bids underway.


MRAP
RG33
Caiman
RG31
Up-armour programme
HMMWV
MMPV
JLTV
Previous
Now
Future

- BAE Systems
- Others
- Subject to competition

Figure 3

Implementing our strategy (continued)

Case study two

Delivering benefits from partnered support

Business portfolio actions (addressed in this case study)

Grow UK through-life businesses		Grow in the Kingdom of Saudi Arabia			Grow global support

- BAE Systems and its predecessor companies have developed extensive support capability in the Kingdom of Saudi Arabia over several decades
- Pilot projects launched within the UK based on this experience realised significant cost and efficiency benefits
- BAE Systems' partnering approach took a significant step forward in 2006 with the UK Tornado support programme
- The partnered support model is being developed for other projects and in other markets, such as Australia

In response to customer demands BAE Systems has developed a partnered support approach which is providing cost savings and efficiencies for customers while developing a substantial and profitable stream of business for the Group.

For several decades BAE Systems and its predecessor companies have been developing a deep relationship in support of the armed forces in Saudi Arabia, principally the Royal Saudi Air Force. This highly successful relationship has provided a basis on which to develop support solutions programmes into other markets, most notably with the armed forces in the UK.

Initial pilot projects were established, identifying components of the UK's military aircraft fleet where industry could bring enhanced efficiency to the management of parts, repair and overhaul. In an environment of severe cost restraint the benefits quickly became apparent, delivering reduced costs together with the operational benefit of enhanced availability.

Progressively, BAE Systems' deeper involvement in support of the Royal Air Force (RAF) has been expanded across larger airframe assemblies and sub-systems leading to contracts to manage the maintenance and support of whole aircraft fleets. A combined maintenance and upgrade facility was established at RAF Cottesmore for the UK's Harrier fleet, co-locating the RAF and Royal Navy engineering activities with those of BAE Systems.

The similar concept now in place for the larger fleet of Tornado aircraft in the UK enabled aircraft down-time for maintenance to be optimised to facilitate modifications and systems upgrade to take place concurrently. Combined maintenance and upgrade has reduced traditional maintenance manhours by 50%. Highlighting the success of this programme, the UK government's National Audit Office reported in 2007 that these arrangements had contributed to savings of £1.3bn over the past five years on Tornado support, with a 51% reduction in Tornado flying hour costs.

Tornado support roadmap

BAE Systems' UK Tornado support programme is a key example of how the Group is meeting customer demands for 'through-life' capability and support. Initially the Group piloted projects with the UK military aircraft fleet, which have now culminated in the Tornado ATTAC programme. This model can now be followed for other projects both within the UK and other export markets.


Initial pilot contracts
Spares and component support
Through-life support contract
Whole aircraft support
Availability contract
ATTAC
Tornado weapon system availability
Future availability contract opportunities
e.g Typhoon, Nimrod MRA4
Tornado support roadmap

● BAE Systems contracts
o Possible future BAE Systems contracts

At the end of 2006 the Group's partnership approach to supporting the UK's armed forces took a further major step forward with the signing of the ATTAC (Availability Transformation: Tornado Aircraft Contract) agreement. ATTAC is potentially worth £1.5bn and includes on-aircraft maintenance of the Tornado GR4 aircraft fleet, spares support, technical support and training. Under the ATTAC agreement, BAE Systems has taken responsibility for deep support at RAF Marham and combines this with a capability development and sustainment service as a structured and cost-effective approach to inserting new capability into the aircraft, so as to maintain its war-fighting effectiveness throughout its service life. ATTAC is an availability contract where BAE Systems is responsible for ensuring the required aircraft, at an agreed capability, are provided to the front-line when they are required.

Similar opportunities exist across a number of areas, including new platforms such as Typhoon and those due to enter service, such as the MRA4 Nimrod. In addition, similar partnered support arrangements are being developed across the UK's armoured fighting vehicle fleets and in UK naval support.

Case study three

A home market strategy in the Kingdom of Saudi Arabia

Business portfolio actions (addressed in this case study)					
		Grow in the Kingdom of Saudi Arabia			Grow global support

– Moving from an export programme to a home market
– Focus on investment and training within Saudi Arabia

Saudi Arabia has been an important market for BAE Systems for a number of decades. The Group continues to strengthen this market relationship, creating new opportunities for the future and the development of Saudi Arabia as a home market.

BAE Systems can trace the roots of its relationship with the Kingdom of Saudi Arabia back through its predecessor companies to the supply of Lightning and Strikemaster aircraft in the late 1960s. The initial aircraft deliveries were followed by the provision of extensive support arrangements. In 1985 agreement was reached between the UK government and the Kingdom of Saudi Arabia for a substantial enhancement to the capability of the Royal Saudi Air Force (RSAF) and Royal Saudi Naval Forces (RSNF) through the purchase of Tornado aircraft and associated training systems and support, and supply of ships. As with the Lightning programme, Tornado was initially a UK export programme supported by a large expatriate workforce.

Over time, BAE Systems and the RSAF have worked to substantially increase the number of Saudi nationals employed on the programme. Well-trained and highly skilled Saudi nationals have progressively replaced a high proportion of the expatriate workforce and the capability to undertake major maintenance and upgrade activity has been established in Saudi Arabia. The Group employs approximately 2,300 Saudi nationals. BAE Systems has made significant investments into Saudi Arabia, both in new facilities for its people and in companies through which aerospace work is undertaken in support of the programme. The Group's commitment to Saudi Arabia as one of its key home markets includes the recent relocation of the divisional management team to the Kingdom.

In December 2005 the UK government and the Kingdom of Saudi Arabia signed an agreement to modernise the Saudi Arabian armed forces. This programme, Salam, includes the supply of Typhoon aircraft, a contract for which was signed in 2007. Importantly, the agreement sets out a plan that will further enhance both Saudi Arabia's indigenous capability and BAE Systems' position as a major constituent of the Saudi Arabian defence industrial base and a major local employer. Further investment in industrial facilities is already underway to facilitate the modernisation of the RSAF and support the introduction of Typhoon aircraft under the Salam programme.

Kingdom of Saudi Arabia programme evolution

BAE Systems' relationship with Saudi Arabia can be traced back to the late 1960s through its predecessor companies. Today this has developed into a successful home market with the Salam programme to supply Typhoon aircraft signed in 2007.


Aircraft export sale
Integrated defence capability
Industrialisation
British Aircraft Corporation
Lightning, Strikemaster
British Aerospace
Tornado, Hawk
BAE Systems
Typhoon
1970
1980
1990
2000
2010
2020
2030



Saudi Arabia
BAE Systems' home market strategy in Saudi Arabia is focused on the in-country development of industrial capability.

A year of **continued growth**



> **"These are another set of strong results. They demonstrate the significant fundamental strengths and quality of the business."**

George Rose Finance Director

Results for the year – continuing operations

Sales[1] increased 14% from £13,765m to £15,710m. Sales in the full year from the Armor Holdings business, acquired in July 2007, were £725m. Like-for-like growth, after adjusting for the impact of exchange translations and acquisitions and disposals, was also 14%. US-led businesses were responsible for 47% of sales[1] and sales[1] generated from home markets represented 85% of the Group total.

EBITA[2] increased 22% to £1,477m (2006 £1,207m). The growth includes the benefit of five months trading from the Armor Holdings business, acquired in July 2007, which contributed EBITA[2] of £77m in the year. Translation of US$ generated results decreased EBITA[2] by £47m when compared with 2006. US-led businesses delivered 50% of the Group's EBITA[2].

Return on sales (EBITA[2] adjusted for uplift on acquired inventories expressed as a percentage of sales) for the Group increased from 8.8% to 9.5%.

Amortisation and impairment
The impairment charge of £148m includes £145m in respect of the goodwill associated with the Group's Insyte business.

Order book[1] increased to £38.6bn, primarily on the award of the Saudi Typhoon contract, MRAP orders and the acquisition of Armor Holdings.

Net finance costs[1]
Financial income, including the Group's share of the finance costs of equity accounted investments, was £93m (2006 £174m financial expense). The underlying net interest charge of £38m (2006 £157m) was offset by a net credit of £131m (2006 increased by a net charge of £17m) arising from pension accounting, marked-to-market revaluation of financial instruments and foreign currency movements.

Finance costs were reduced in 2007, primarily as a result of the benefit of the October 2006 Airbus net disposal proceeds (£1.2bn).

Underlying interest cover based on EBITA[2] increased from 7.7 times to 39 times.

Taxation
The Group's effective tax rate for continuing operations for the year was unchanged from 2006 at 26%.

Earnings per share
Underlying earnings[3] per share from continuing operations for 2007 increased by 30% to 31.0p.

Basic earnings per share, in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 31% to 26.0p (2006 19.9p).

Dividend
The Board is recommending a final dividend of 7.8p per share (2006 6.9p), bringing the total dividend for the year to 12.8p per share (2006 11.3p), an increase of 13.3%.

The proposed dividend is covered 2.4 times by earnings[3] from continuing operations (2006 2.1 times), which is consistent with the Group's policy of growing the dividend whilst maintaining a long-term sustainable earnings cover of approximately two times.

Dividend (pence per share)


15
12
9
6
3
9.2
9.5
10.3
11.3
12.8
03
04
05
06
07

Summary income statement – continuing operations

	2007 £m	2006 £m
Sales[1]	**15,710**	13,765
EBITA[2]	**1,477**	1,207
Amortisation	**(149)**	(105)
Impairment	**(148)**	(34)
Net finance costs[1]	**93**	(174)
Taxation expense[1]	**(373)**	(248)
Profit for the year	**900**	646
Basic earnings per share	**26.0p**	19.9p
Underlying earnings[3] per share	**31.0p**	23.8p
Dividend per share	**12.8p**	11.3p

Business group summary

	2007				2006[5]			
	Sales[1] £m	EBITA[2] £m	Cash inflow[4] £m	Order book[1] £bn	Sales[1] £m	EBITA[2] £m	Cash inflow/ (outflow)[4] £m	Order book[1] £bn
Electronics, Intelligence & Support	**3,916**	**429**	**302**	**3.5**	4,007	429	273	3.4
Land & Armaments	**3,538**	**312**	**10**	**7.3**	2,115	168	137	4.9
Programmes & Support	**5,327**	**456**	**807**	**20.9**	4,615	342	449	17.0
International Businesses	**3,359**	**435**	**678**	**7.9**	3,428	415	171	7.1
HQ & Other Businesses	**243**	**(155)**	**181**	**0.4**	295	(147)	(225)	0.3
	16,383	**1,477**	**1,978**	**40.0**	14,460	1,207	805	32.7
Intra-group	**(673)**	**–**	**–**	**(1.4)**	(695)	–	–	(1.0)
Discontinued businesses	**–**	**–**	**–**	**–**	–	–	(23)	–
	15,710	**1,477**	**1,978**	**38.6**	13,765	1,207	782	31.7

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 10 to the Group accounts)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
5 restated following changes to the Group's organisational structure

Reconciliation of cash inflow from operating activities to net cash

	2007 £m	2006 £m
Cash inflow from operating activities	**2,162**	778
Capital expenditure (net) and financial investment	**(262)**	(141)
Dividends received from equity accounted investments	**78**	145
Operating business cash flow	**1,978**	782
Interest and preference dividends	**(65)**	(207)
Taxation	**(112)**	(85)
Free cash flow	**1,801**	490
Acquisitions and disposals	**(1,574)**	1,330
Debt acquired on acquisition of subsidiary	**(538)**	–
Issue/(purchase) of equity shares	**603**	(71)
Equity dividends paid	**(396)**	(346)
Dividends paid to minority interests	**(1)**	–
Preference share conversion	**245**	6
Other non-cash movements	**57**	(11)
Foreign exchange	**36**	323
Movement in cash on customers' account[6]	**32**	(9)
	265	1,712
Opening net cash/(debt) as defined by the Group	**435**	(1,277)
Closing net cash as defined by the Group	**700**	435
Analysed as:		
Term deposits – non-current	**–**	4
Term deposits – current	**164**	503
Cash and cash equivalents	**3,062**	3,100
Loans – non-current	**(2,197)**	(2,776)
Loans – current	**(283)**	(308)
Overdrafts – current	**(16)**	(26)
Loans and overdrafts – current	**(299)**	(334)
Cash on customers' account[6] (included within trade and other payables)	**(30)**	(62)
Closing net cash as defined by the Group	**700**	435

6 cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to Group performance

Cash flows

Cash inflow from operating activities was £2,162m (2006 £778m), which is after £76m (2006 £441m) special contributions to the UK pension schemes.

There was an outflow from net capital expenditure and financial investment of £262m (2006 £141m).

Dividends from equity accounted investments, primarily MBDA, Gripen International, Eurofighter and Saab, amounted to £78m.

The resulting operating business cash inflow of £1,978m (2006 £782m) gave rise to free cash inflow, after interest, preference dividends and taxation, of £1,801m (2006 £490m).

On 31 July 2007, the Group acquired Armor Holdings, Inc. for $4.5bn (£2.2bn) excluding fees. Net cash outflow from all acquisitions and disposals was £2,112m.

In the period, 33 million shares were purchased under the buyback programme announced in October 2006. The cash outflow in respect of this programme was £152m in the period. In May, £750m, before costs, was raised following the placing of new ordinary shares to part finance the proposed acquisition of Armor Holdings, Inc.

Conversion of the outstanding 260 million 7.75p (net) cumulative redeemable preference shares into ordinary shares removed the debt element of these preference shares, giving rise to an increase in reported cash of £245m.

The Group's net cash at 31 December 2007 was £700m, a net inflow of £265m from the net cash position of £435m at the start of the year.

Retirement benefit obligations

The movement in retirement benefit obligations during the year was as follows:

	£m
Deficit in defined benefit pension plans at 1 January 2007	(3,167)
Decrease in liabilities due to changes in assumptions	952
Actual return on assets below expected returns	(156)
One-off contributions	76
Recurring contributions over service cost	214
Transfers arising on acquisitions	(22)
Other movements	104
Deficit in defined benefit pension plans at 31 December 2007	(1,999)
US healthcare plans	(21)
Total IAS 19 deficit	(2,020)
Allocated to equity accounted investments and other participating employers	450
Group's share of IAS 19 deficit at 31 December 2007	(1,570)

Following higher regular contributions and an increase in real discount rates partly offset by lower than expected investment returns and the adoption of new mortality tables, the Group's share of the pension deficit decreased to £1,570m from £2,428m at 31 December 2006 after allocations to equity accounted investments and other participating employer companies.

A net deferred tax asset of £522m is disclosed in note 8 to the Group accounts relating to the above deficit.

Further disclosure on the above is provided in note 22 to the Group accounts.

Exchange rates

The principal exchange rates impacting the Group are as follows:

	2007	2006
£/€ – average	**1.461**	1.467
£/$ – average	**2.002**	1.844
£/€ – year end	**1.361**	1.484
£/$ – year end	**1.988**	1.957

Treasury policy

The Group's treasury activities are overseen by the Treasury Review Management Committee (TRMC). Two executive directors are members of the TRMC, including the Group Finance Director who chairs the Committee. The TRMC also has representatives with legal and taxation expertise.

The Group operates a centralised treasury department that is accountable to the TRMC for managing treasury activities in accordance with the framework of treasury policies and guidelines approved by the Board. It is an overriding policy that trading in financial instruments for the purpose of profit generation is prohibited, with all financial instruments being used solely for risk management purposes.

Other key policies are:

- to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities, currencies and fixed/floating rates of interest reflecting the Group risk profile;
- to maintain adequate undrawn committed borrowing facilities;
- to mitigate the exposure to interest rate fluctuations on borrowings and deposits by utilising interest rate swaps, interest rate options and forward rate agreements; and
- to hedge all material firm transactional exposures, unless otherwise approved as an exception by the TRMC, as well as to manage anticipated economic cash flows over the medium term.

Within this policy framework the treasury department's principal responsibilities are:

- to manage the Group's core funding and liquidity;
- to manage exposure to interest rate movements;
- to manage exposure to foreign currency movements;
- to control and monitor bank credit risk and credit capacity utilisation; and
- to manage the Group's relationship with debt capital market investors, banks and rating agencies.

The treasury department transacts with an extensive range of counterparty banks and financial institutions, and adopts a systematic approach to the control and monitoring of counterparty credit risk. A credit limit is allocated to each counterparty with reference to its relevant credit rating. For internal credit risk purposes, all transactions are marked-to-market and the resultant exposure is allocated against the credit limit.

The Group, through its internal audit department, monitors compliance against the principal policies and guidelines (including the utilisation of credit) and any exceptions found are reported to the TRMC.

Further disclosure on financial instruments is set out in note 32 to the Group accounts.

The following charts illustrate the underlying performance of the Group, identifying separately the impact of currency and the acquisition of Armor Holdings.

EBITA[2] – continuing operations (£m)


1600
1200
800
400
0
£m
2006
Currency translation
Performance
Armor
2007

Underlying earnings[3] per share – continuing operations (pence per share)


36
27
18
9
0
Pence per share
2006
Currency translation
EBITA (ex-Armor)
Finance costs reduction (ex-Armor)
Armor (net)
2007

2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 10 to the Group accounts)

Capital structure

The Group funds its operations through a mixture of shareholders' funds and borrowing facilities, including bank and capital market borrowings. All the Group's material borrowings are arranged by the central treasury function and funds raised are lent onward to operating subsidiaries as required. The Group's objective is to ensure the continuity of competitively priced funding by borrowing from a range of markets and spreading the maturity dates of the various facilities.

Details of the Group's debt are included in note 20 to the Group accounts. During 2007, the US$200m Bond and the Eurofighter GmbH loans were repaid. No new long or medium-term debt was raised during the year. It remains the Group's intention to ensure the business is funded conservatively and to be proactive in accessing the bank and capital markets in achieving this aim.

Liquidity

Strong cash generation in recent years and a prudent financing strategy has resulted in the Group currently being well positioned to withstand the credit crisis in the bank and capital markets. The Group had cash and short-term investments at 31 December 2007 of £3,226m (2006 £3,603m). This, together with an undrawn committed Revolving Credit Facility (RCF) of £1.5bn (which is syndicated amongst the Group's core relationship banks), is available to meet any general corporate funding requirement. The RCF provides standby funding for the Group's US Commercial Paper programme which is not currently utilised. The RCF was contracted originally for five years until 2010. However, it has been extended by two one-year extension agreements until 2012, although the available amount for the final year has been reduced from £1.5bn to £1.3bn. The RCF remained undrawn throughout the year.

Since the start of the credit crisis in the summer of 2007, the Group has adopted a more conservative approach to the investment of its surplus cash, with money market deposits being placed with relatively stronger financial institutions for shorter periods. Bank counterparty credit risk is monitored closely on a systematic and ongoing basis, taking account of the size of the institution, its credit rating and its credit default swap price.

Generally, excluding the impact of acquisition or disposal financing, the net cash/debt of the Group is driven by operational performance, the level of receipts on the major contracts and the performance of the equity accounted investments. Historically, the net cash/debt position of the Group is usually at its best at the year end.

Insurance

The Group operates a policy of partial self-insurance, with the majority of cover placed in the external market. The Group continues to monitor its insurance arrangements to ensure the quality and adequacy of cover.

Credit rating

Three credit rating agencies, Moody's Investors Service, Standard and Poor's Ratings Services and Fitch's Investors Service, publish credit ratings for the Group. During the year Standard & Poor's improved their rating to BBB+ and all three maintained the outlook for their rating as stable.

As at 31 December 2007, the Group's long-term credit ratings provided by these agencies were as follows:

Rating agency	Rating	Outlook	Category
Moody's	Baa2	Stable	Investment grade
Standard & Poor's	BBB+	Stable	Investment grade
Fitch	BBB	Stable	Investment grade

The Board continues to view the maintenance of an investment grade credit rating as important to the efficient operation of the Group's activities.

Critical accounting policies

The Group's significant accounting policies are outlined in note 1 to the Group accounts (page 94). Not all of these significant accounting policies require management to make difficult, subjective or complex judgements or estimates.

The following is intended to provide an understanding of those policies that management considers critical because of the level of complexity, judgement or estimation involved in their application and their impact on the consolidated financial statements. These judgements involve assumptions or estimates in respect of future events, which can vary from what is anticipated. However, the directors believe that the consolidated financial statements reflect appropriate judgements and estimations and provide a true and fair view of our financial performance and position over the relevant period.

Contract revenue and profit recognition
The majority of the Group's defence activities are conducted under long-term contract arrangements and are accounted for in accordance with International Accounting Standard 11 Construction Contracts (IAS 11). Revenue is recognised on such contracts based on the achievement of performance milestones. No profit is recognised on contracts until the outcome of the contract can be reliably estimated.

Profit is calculated by reference to reliable estimates of contract revenue and forecast costs after making suitable allowance for technical and other risks related to performance milestones yet to be achieved.

Owing to the complexity of many of the contracts undertaken by the Group the cost estimation process requires significant judgement and is based upon the knowledge and experience of the Group's project managers, engineers, finance and commercial professionals and using the Group's contract management processes. Factors that are considered in estimating the cost of work to be completed and ultimate profitability of the contract include the nature and complexity of the work to be performed, availability and productivity of labour, the effect of change orders, the availability of materials, performance of subcontractors and availability and access to government-furnished equipment.

Cost and revenue estimates and judgements are reviewed and updated at least quarterly and more frequently as determined by events or circumstances. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Contract costs comprise directly attributable costs including an allocation of direct overheads. Indirect overheads are only regarded as contract costs when their recovery is explicitly allowed for under the terms of the contract. Indirect costs are otherwise treated as a period cost and are expensed as incurred. Material changes in one or more of these estimates, whilst not anticipated, would affect the profitability of individual contracts.

Where goods are supplied under arrangements not considered to represent Construction Contracts, as defined by IAS 11, sales are recognised when the significant risks and rewards of ownership have been transferred and the related revenue and costs can be measured reliably.

Where services are rendered, sales are recognised when the stage of completion of the services and the related revenue and costs can be measured reliably.

Additional details concerning the Group's revenue recognition policy are in note 1 to the Group accounts.

Retirement benefit plans
The Group accounts for post-retirement pension and healthcare plans in accordance with IAS 19 Employee Benefits (IAS 19).

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits are earned by the employees. Actuarial gains and losses are recognised in full in the period in which they occur and are recognised in the statement of recognised income and expense. Past service cost is recognised immediately to the extent the benefits are already vested, or otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligation as adjusted for unrecognised past service cost and as reduced by the fair value of plan assets.

The main assumptions made in accounting for the Group's post-retirement plans relate to the expected return on investments within the Group's plans, the rate of increase in pensionable salaries, the rate of increase in the retail price index, the mortality rate of plan members and the discount rate applied in discounting liabilities. For each of these assumptions there is a range of possible values and, in consultation with our actuaries, management decides the point within that range that most appropriately reflects the Group's circumstances. Small changes in these assumptions can have a significant impact on the size of the deficit calculated under IAS 19.

The Group has allocated an appropriate share of the pension deficit to its equity accounted investments and to other participating employers using a consistent and reasonable method of allocation which represents, based on current circumstances, the directors' best estimate of the proportion of the deficit anticipated to be funded by these entities. The Group's share of the pension deficit allocated to the equity accounted investments is included on the balance sheet within equity accounted investments.

The valuing of assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time has no impact on short-term cash contributions to the pension plans. These funding requirements are derived from separate independent actuarial valuations.

Additional details concerning the Group's retirement benefit plans are given in note 1 and note 22 to the Group accounts.

Intangible assets
In accordance with International Financial Reporting Standard 3 Business Combinations (IFRS 3), goodwill arising on acquisition of subsidiaries is capitalised and included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in equity accounted investments. IFRS 3 also requires the identification of other acquired intangible assets. The techniques used to value these intangible assets are in line with internationally used models but do require the use of estimates which may differ from actual outcomes. Future results are impacted by the amortisation period adopted for these items and, potentially, any differences between estimated and actual circumstances related to individual intangible assets.

Goodwill is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. The impairment review calculations require the use of estimates related to the future profitability and cash-generating ability of the acquired business. Additional details concerning the Group's treatment of intangible assets and impairment reviews are given in note 1 to the Group accounts.

Regional Aircraft valuations
The Group holds a number of regional aircraft on its balance sheet. These aircraft are leased to airline operators. In addition, the Group has provided residual value guarantees (RVGs) in respect of certain regional aircraft sold. The aircraft held on balance sheet are subject to regular impairment testing. During the year the anticipated aircraft values were reassessed to a value based on their contracted rental inflows plus a residual value determined by the aircraft type and age. Provisions related to the RVGs are measured as the difference between amounts payable to customers and the estimated fair value of the aircraft. The estimated fair value of those aircraft is made on the same basis as for the aircraft held on balance sheet.

Much of the leasing business was underpinned by the Group's Financial Risk Insurance Programme, which makes good shortfalls in actual lease income against originally estimated future income for a 15-year period from 1998 to 2013. Since 2006, BAE Systems and certain of the reinsurers have been in dispute over several areas of the policy. During 2007, agreement was reached with almost all the reinsurers and settlements have been paid by them based on the net present value of estimated future claims. Arbitration proceedings now continue with only one reinsurer. Additional details concerning these arrangements are contained in the Risk management and principal risks section on page 49 of this report.

The Group has granted RVGs in respect of certain aircraft sold of which £134m remains outstanding (2006 £191m). It is considered that the Group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the estimated residual values of those aircraft. Additional details concerning this are given in note 24 to the Group accounts.

Key Performance Indicators (KPIs)

The Board uses a range of financial and non-financial performance indicators, reported on a periodic basis, to monitor the Group's performance over time. These include:

To measure growth:

Order intake (£bn) — 2007: £21.2bn +33%; 2006: £15.9bn



24
18
12
6
0
04
05
06
07

Order intake represents the value of funded orders received from customers in the period.

Order book (£bn) — 2007: £38.6bn +22%; 2006: £31.7bn



40
30
20
10
0
04
05
06
07

Order book represents the balance of unexecuted, funded orders received from customers.

Sales (£bn) — 2007: £15.7bn +14%; 2006: £13.8bn



16
12
8
4
0
04
05
06
07

Sales represents the amounts derived from the provision of goods and services, and includes the Group's share of the sales of equity accounted investments.

To measure financial performance:

Underlying EBITA[1] (£m) — 2007: £1,489m +23%; 2006: £1,207m



1500
1200
900
600
300
04
05
06
07

Underlying EBITA[1] is used by the Group for internal performance analysis as a measure of operating profitability that is comparable over time.

Return on sales (%) — 2007: 9.5%; 2006: 8.8%



10
8
6
4
2
04
05
06
07

Return on sales represents underlying EBITA[1] divided by sales, expressed as a percentage.

Operating business cash flow (£m) — 2007: £1,978m +153%; 2006: £782m



2500
2000
1500
1000
500
04
05
06
07

Operating business cash flow represents net cash flow from operating activities after capital expenditure (net) and financial investment and dividends from equity accounted investments.

Further explanation of many of these Group financial KPIs for the years ending 31 December 2007 and 2006 are included within the Financial review, together with information on underlying earnings per share – a metric used alongside underlying EBITA[1] to communicate underlying performance. Individual business group financial KPIs are included within the Business group reviews on pages 27 to 36.

1 Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense adjusted for the uplift on acquired inventories. The directors consider this measure more appropriate to assess the ongoing performance of the acquired businesses. For 2007, this adjustment was £12m (2006 £nil).

Key Performance Indicators (KPIs) (continued)

In addition to the above, long-term contracts are managed through the application of mandated business processes. These processes include the reporting of the following metrics:

- Programme Margin Variation (outturn projections of and movements in margin of key customer-funded projects): to provide an indicator of our ability to effectively manage major programmes;
- Schedule Adherence (on time achievement of key milestones): to measure how well we are performing against our stated key contract commitments;
- Customer Satisfaction (customer opinions on key customer-funded projects): to provide an opportunity for the customer to share information on perceived performance levels and identify areas of strength and weakness; and
- Lifecycle Management (LCM) Application (the application of the core process BAE Systems uses to manage its projects): to provide assurance that we are applying a structured approach to managing the Group's projects.

These metrics are consistently used by the Board to provide oversight of contract performance. These metrics can only be fully interpreted and understood on a contract by contract basis.

The Board recognises its responsibilities to the Group's shareholders, employees, customers and suppliers, the wider community and to the environment. The following indicators are used by the Board, either directly or through the Corporate Responsibility Committee, to monitor the application of mandated policies with the objective of meeting the Group's responsibilities in these areas:

- Health and safety management (injuries and lost days): to minimise risk to our employees and our operations and drive continual performance improvement (see opposite and page 39);
- Environment (energy use, waste generation and greenhouse gas emissions): to ensure operational efficiency, regulatory compliance and minimising environmental impact (see page 40);
- Ethics (number of issues raised and investigated): to demonstrate that employees are aware of our ethical standards and that issues or concerns are being raised and addressed. Also, to measure how successful our ethics training is in ensuring that all employees are aware of the Group's ethical standards and policies (see page 39); and
- Workplace (employee opinion surveys and demographic information): to monitor the opinions of our employees as part of the development of a high-performance culture across the Group and to increase diversity and broaden the culture to drive innovation and performance (see page 39).

Directors' remuneration is linked to a range of measures, including certain of these financial and non-financial measures. Further information is given within the Remuneration report on pages 64 to 83 of this report.

The Board continues to adopt a progressive approach in the development of appropriate Group-wide metrics such that performance is monitored in a comparable and transparent way.

To measure corporate responsibility performance:

Days recorded lost to work-related injuries (per 100,000 employees)[1]


12000
9000
6000
3000
0
05
06
07

Days recorded lost to work-related injuries down by 14% to 8,734 (2006 10,204).

2011 target – 2,000 days lost to work-related injuries. We are developing a four-year plan for improving our safety performance. Initial focus areas include visible senior leadership, establishing specific targets for improvement and linking safety performance to senior management bonuses. These have been incorporated into our 2008 leadership objectives (see page 38).

Further information on the Group's safety and environmental performance is given within the Corporate responsibility review on pages 37 to 43.

1 This data is derived from internal recording systems and is not subject to external verification or audit.

Business group reviews

Our global business is based around our home markets in the US, the UK, Australia, Saudi Arabia, South Africa and Sweden. These markets have been identified as having a significant and sustained commitment to defence, and we are already well positioned in their defence industrial base and have strong customer relationships. We intend to invest and grow in these markets.

Our **global business**

Our existing home markets and operating structure


Land & Armaments
Sweden employees: 1,700
Programmes & Support
International Businesses
Other Businesses*
Land & Armaments
Electronics, Intelligence & Support
US employees: 44,000
Electronics, Intelligence & Support
Land & Armaments
International Businesses
International Businesses
Australia employees: 2,600
Land & Armaments
South Africa employees: 500
Note: employee numbers exclude the Group's share of equity accounted investments


BAE Systems
Inc.
UK/Rest of World
Electronics, Intelligence & Support
Land & Armaments
Programmes & Support
International Businesses

Inc.

Electronics, Intelligence & Support
p28

Comprises two operating groups, Electronics & Integrated Solutions and Customer Solutions.

Land & Armaments
p30

Comprises businesses in the US, the UK, Sweden and South Africa.

UK/Rest of World

Programmes & Support
p32

Comprises the Group's UK-based air, naval and underwater systems activities, and the Integrated System Technologies business.

International Businesses
p34

Comprises the Group's businesses in Saudi Arabia and Australia, and its interests in the pan-European MBDA joint venture and Saab of Sweden.

* Other Businesses comprises the regional aircraft asset management and support activities, and UK shared services activity.

The Electronics, Intelligence & Support business group, with 30,600 employees[1] and its headquarters in the US, is a provider of defence and aerospace systems, sub-systems and services. It comprises two operating groups: Electronics & Integrated Solutions and Customer Solutions.

Electronics, Intelligence & Support

- Like-for-like organic sales[1] growth of 7% over 2006
- Return on sales improved to 11%

	2007	2006	2005
Sales[1]	**£3,916m**	£4,007m	£3,697m
EBITA[2]	**£429m**	£429m	£324m
Return on sales	**11.0%**	10.7%	8.8%
Cash inflow[3]	**£302m**	£273m	£323m
Order intake[1]	**£4,178m**	£4,311m	£3,659m
Order book[1]	**£3.5bn**	£3.4bn	£3.5bn

Share of Group sales[5] 24%



Share of Group EBITA[2,6] 26%



Key points

- Continued leadership in the provision of electronic warfare systems
- New markets developing for the HybriDrive® propulsion systems
- Stable demand for ship repair services

Looking forward

2008 should see continued organic growth with an anticipated part-year contribution from the proposed acquisition of MTC Technologies.

Profitable growth is anticipated in the electronic warfare and other defence and aerospace electronics activities, based on the business' strong legacy technology and services positions, combined with its continued investments in key capabilities. Ship repair activity is expected to remain stable. Growth in the IT and services businesses is dependent on the near-term priorities of the US Department of Defense.

During 2007, Electronics, Intelligence & Support achieved EBITA[2] of £429m (2006 £429m) on sales[1] of £3,916m (2006 £4,007m) and generated operating cash inflow[3] of £302m (2006 £273m).

In 2006, the return on sales benefited from a £61m pension-related accounting gain.

In 2007, US$ translations decreased sales[1] and EBITA[2] when compared with 2006 by £296m and £35m respectively.

In August, BAE Systems completed the sale of its Inertial Products business for $140m (£70m). In December, the Group agreed to sell its Surveillance and Attack business in Lansdale, Pennsylvania for a cash consideration of $240m (£121m). Also in December, the Group announced the proposed $448m (£225m) acquisition of MTC Technologies, Inc., a company providing technical and professional services, and equipment integration and modernisation for the US military and intelligence agencies.

Electronics & Integrated Solutions (E&IS)
E&IS designs, develops and produces electronic systems and sub-systems for a wide range of military and commercial applications. The operating group is focused on four primary capabilities: electronic warfare, commercial and military avionics, flight and engine controls, and tactical and national network systems.

During 2007, E&IS delivered its 100th F-22A electronic warfare (EW) system, the first F-35 Lightning II (Joint Strike Fighter) EW system and its 1,000th Common Missile Warning System to protect US Army helicopters and aircraft from heat-seeking missiles. E&IS continued its role with the US Department of Homeland Security to develop a commercial version of BAE Systems Directed Infrared Countermeasures (DIRCM) system, JETEYE™, which seeks to defeat the threat of shoulder-fired anti-aircraft missiles.

The Thermal Weapon Sight (TWS) programme achieved a production rate of more than 1,500 units per month, surpassing 18,000 total deliveries by the year end. The microbolometer technology that underpins TWS was also used to secure important night vision goggle and remote weapon stations contracts.

E&IS received a contract for the production of 50 fire fielding units of the Terminal High Altitude Area Defense (THAAD) missile, supporting the transition to production of this ballistic missile defence system.

Building on its strong legacy in C4ISR[4] systems, E&IS has begun initial deployment of its First InterComm™ system, which enables emergency services first responders to communicate more effectively using their existing radios and frequencies.

The business received an order to build more than 1,000 helmet assemblies for Typhoon and introduced new helmet-mounted, heads-up display technology.

BAE Systems' commercial hybrid propulsion business continues to grow and reveal new opportunities. HybriDrive® propulsion technology

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 Command, Control, Communications, Computing, Intelligence, Surveillance and Reconnaissance
5 before elimination of intra-group sales
6 excluding HQ & Other Businesses



E&IS awarded new multi-year thermal weapon sight contract by US Army
E&IS's thermal imaging technology enables soldiers to see deep into the battlefield in all weather conditions, both day and night.

Helmet development
BAE Systems has developed new helmet-mounted display technology, the Q-Sight family of helmet displays and tracking products, that addresses a critical warfighter need for enhanced situational awareness.



is in daily service on more than 1,100 transit buses in the United States and Canada, and ten prototypes are scheduled to enter the London bus fleet in 2008. Orders were received for an additional 1,500 systems in 2007 from New York City, Toronto, Ottawa and Houston.

As part of its initiative to integrate commercial and defence capabilities, E&IS demonstrated the first hybrid electric drive system for ground combat vehicles as part of the US Army's Future Combat Systems (FCS) programme and has developed and demonstrated a common modular power system to meet the increasing electric power demand onboard military vehicles.

E&IS continues to focus on through-life product and logistics support for the US military through its Readiness & Sustainment efforts. An on-site presence at Warner Robins Air Force Base and Tobyhanna Army Depot provides a first-hand perspective to forecast and develop upgrades.

Customer Solutions

Customer Solutions comprises three lines of business: BAE Systems Information Technology (IT); Technology Solutions and Services (TSS); and BAE Systems Ship Repair.

Customer Solutions integrates communications systems, builds and maintains precision tracking radars, and is one of the largest service providers to the US Navy. The business is also a leader in US air and missile defence systems.

BAE Systems IT capabilities include enterprise-wide managed IT operations, mission-critical application development and lifecycle information assurance solutions and analytical services. TSS provides services and solutions, system and sub-system integration, equipment sustainment, and operations and maintenance. BAE Systems Ship Repair is the leading non-nuclear ship repair company in the US providing conversion and modernisation services principally in the home ports of the US Navy.

BAE Systems IT operates within the large US government information technology market and continues to deliver mission-enabling support to its customers. BAE Systems ranked sixth in Computerworld's 'Best Places to Work in IT' for 2007. Contract successes include an award as a prime contractor for the General Services Administration (GSA) Alliant government-wide acquisition contract, a ten-year, $50bn (£25bn) multiple award/indefinite-delivery indefinite-quantity (IDIQ) programme designed to provide full IT lifecycle support services in support of the US defence, intelligence and civilian government markets. The business was also awarded a competitive $120m (£60m), five-year contract to develop applications for the US Department of Labor. A variety of contracts were secured by winning re-competes and new business to provide key services such as network implementation and operation, and lifecycle software development engineering to the US government.

In 2007, TSS won more than 98% of its re-competes, including technical support to the US Missile Defense Agency and Federal agencies, US Air Force range radar depot and engineering support work, and US Navy communications station operations and maintenance in Hawaii. TSS expanded into adjacent markets by supporting the US Army with critical personnel for the global war on terror and by obtaining the integrator role for the new US Air Force Battle Control System.

BAE Systems Ship Repair secured a five-year, multi-ship multi-option contract from the US Navy to maintain and repair all Arleigh Burke-class destroyers homeported or visiting San Diego, with a total potential value in excess of $150m (£75m). Ship Repair also secured a three-year contract from the US Navy for work on three newly commissioned San Antonio-class amphibious transport dock ships and a contract from the US Navy for modernisation of the Ticonderoga-class guided missile cruiser USS Bunker Hill.



BAE Systems Ship Repair
With continued success in winning and delivering on its US Navy contracts and mix of other government and commercial work, BAE Systems Ship Repair is building on its market leading position in US non-nuclear ship repair, conversion and modernisation.

The Land & Armaments business group, with 20,700 employees[1] and its headquarters in the US, is a leader in the design, development, production, through-life support and upgrade of armoured combat vehicles, tactical wheeled vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.

Land & Armaments

- Like-for-like organic sales growth of 41% over 2006
- Post-acquisition sales of $1.5bn from Armor Holdings
- Success in wheeled vehicle market
- Order book growth on core products and urgent operational requirements

	2007	2006	2005
Sales[1]	**£3,538m**	£2,115m	£1,270m
EBITA[2]	**£312m**	£168m	£42m
Return on sales	**8.8%**	7.9%	3.3%
Cash inflow[3]	**£10m**	£137m	£168m
Order intake[1]	**£4,535m**	£2,964m	£1,541m
Order book[1]	**£7.3bn**	£4.9bn	£4.4bn

Share of Group sales[4] 22%



Share of Group EBITA[2,5] 19%



Key points

- **High volume of vehicle reset and upgrade activity**
- **UK business returned to profitability**
- **Wheeled armoured vehicle successes**
- **Good progress in next-generation combat vehicle programmes**

Looking forward

Further organic growth is anticipated in 2008 together with a full year's contribution from the former Armor Holdings business.

In the near term, US Land & Armaments operations are expected to continue to benefit from operational requirements in Iraq and Afghanistan and the Group's investment made in the wheeled vehicle market. In the longer term, the outlook will be dependent on the land sector continuing to be a priority area of spend for the US and the UK.

UK operations will continue their emphasis on performance improvements, seeking to secure an integrator role on the Future Rapid Effect System (FRES) programme and on reaching resolution on a mutually beneficial, sustainable munitions contract with the UK MoD.

The businesses in Sweden and South Africa aim to deliver growth through both new domestic government business and building on their track record of securing export orders.

During 2007, Land & Armaments achieved EBITA[2] of £312m (2006 £168m) on sales[1] of £3,538m (2006 £2,115m) and generated operating cash inflow[3] of £10m (2006 £137m). The 2007 results showed strong organic growth on core products in addition to success in winning new business in the mine-protected vehicle market. The results include five months of operations from the former Armor Holdings, Inc. business.

At the end of July, BAE Systems completed the $4.5bn acquisition of Armor Holdings, Inc. This acquisition has enhanced the Land & Armaments global land systems business, most notably in the increasingly important tactical wheeled vehicle sector, together with technology in the vital areas of armour and survivability. Sales and EBITA[2] from the acquired business amounted to $1,452m (£725m) and $155m (£77m) respectively.

United States

During the year, US Army contracts were secured for the refurbishment and upgrade of Bradley, M88 Hercules improved recovery vehicles and M113 fighting vehicles totalling $2.3bn (£1.2bn).

As expected, during the first half of 2007, the US Army announced its intention to terminate the M113 fighting vehicle programme. Sales of M113 vehicles in 2007 totalled $105m (£52m).

BAE Systems is one of several companies providing the US Army and Marine Corps with new Mine Resistant Ambush Protected (MRAP) wheeled vehicles. In February 2007, the US business received an initial order for 94 MRAP vehicles. Following evaluation and testing, follow-on awards have been received for 3,485 MRAP vehicles with a total value of $2.2bn (£1.1bn). MRAP vehicles are produced as 4x4 and 6x6 wheeled vehicles including the Heavy Armed Ground Ambulance and Special Operation variants. BAE Systems has been awarded approximately 35% of all MRAP vehicle orders placed to date.

BAE Systems continued to make substantial progress on the Manned Ground Vehicles of the Future Combat Systems programme. Land & Armaments delivered the Non-Line-of-Sight Mortar (NLOS-M) prototype firing platform in early 2007. Test firing of the Non-Line-of-Sight Cannon (NLOS-C) continues at the Yuma Proving Ground with the first pre-production prototype delivery scheduled for May 2008. October saw the opening of a temporary facility as well as the commencement of construction for a 150,000 square foot NLOS-C integration facility in Elgin, Oklahoma. The new facility will be adjacent to the US Army Field Artillery School at Fort Sill and is targeted for completion in early 2009.

Development of the 155mm Advanced Gun System (AGS) and the Long Range Land Attack Projectile for the US Navy's DDG-1000 programme continues, with design, integration and production awards secured totalling $386m (£194m). Land & Armaments conducted a successful interim baseline review in August of AGS and production is ramping-up at a new production site in Alabama. Land & Armaments is designing and testing a Vertical Launching System that will enable the US Navy's DDG-1000 to launch a wide range of missiles.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ & Other Businesses



Bradley armoured fighting vehicle
Further contracts for the refurbishment and upgrade of the Bradley armoured fighting vehicle have been secured in the year.

Land & Armaments is also providing a 57mm medium-calibre gun for the DDG-1000, the US Navy's Littoral Combat Ship and the Coast Guard's Deepwater programme.

United Kingdom
The British Army's operations in Afghanistan and Iraq have resulted in numerous urgent operational requirement orders to enhance FV430 and Warrior vehicles and many small and medium-calibre ammunition orders in excess of £400m.

Full rate production of the M777 lightweight howitzer is on track with delivery of an initial 151 guns to the US Army completed. An additional award for 173 guns was received in December. The M777 system has also been deployed in Afghanistan by the Canadian Army.

Engineering Tank Systems production continues with a total of 33 bridge-laying Titan vehicles and 33 Trojan obstacle-clearing vehicles being delivered to the British Army. The Panther programme completed Reliability Qualification Testing in August and is scheduled to deliver 408 vehicles by May 2009. The Terrier armoured tractor programme is experiencing delays and a revised programme baseline is under discussion with the customer.

In order to provide long-term savings to the customer and deliver a sustainable munitions business, discussions continue with the UK MoD aimed at agreeing a revised long-term contractual arrangement for the Munitions Acquisition Supply Solution.

Land & Armaments continues to compete for the vehicle integrator role on the Future Rapid Effect System (FRES) programme. BAE Systems is the UK partner and Design Authority for much of the UK Armoured Fighting Vehicle fleet.

Sweden
BAE Systems received a funding contract for £24m on the Archer self-propelled artillery programme demonstrating Sweden and Norway's joint commitment to continue the final phase of the development programme.



Archer
Archer is the next generation, highly mobile, self-propelled artillery system for Sweden and Norway. Archer is scheduled to be delivered to the Swedish Armed Forces starting in 2008.



Upgrade contract
The British Army's FV430 Bulldog and Warrior armoured infantry vehicles will be upgraded by BAE Systems over the next two years.

Deliveries of CV9035 armed vehicles to the Netherlands and Denmark commenced during the fourth quarter of the year, under a multi-year contract to provide 229 vehicles through to 2010.

In the area of intelligent munitions for artillery and mortar systems, the 155mm Excalibur supplied to the US Army performed well in theatre.

In November, Land & Armaments acquired Pitch Technologies, an innovative computer-based training and research simulation technologies company for £5m. The combination of BAE Systems and Pitch creates a world-class capability in enterprise-level simulation interoperability and solutions for training and simulation.

South Africa
The growing international requirement for mine-protected wheeled vehicles continues to generate new orders for the RG31 and RG32 vehicles built by OMC, Land & Armaments' South African subsidiary. Land & Armaments received an initial award in February 2007 from the prime contractor, General Dynamics, for the production of 24 RG31 MRAP vehicles for the US Marine Corps. This was followed by a further order in August for 600 vehicles, of which 305 are being produced by OMC in South Africa.

The Programmes & Support business group, with 29,100 employees[1], comprises the Group's UK-based air, naval and underwater systems activities and the Integrated System Technologies business.

Programmes & Support

- Sales[1] growth of 15%
- Return on sales improved to 8.6%
- Order book[1] at a new high of £20.9bn

	2007	Restated[4] 2006	Restated[4] 2005
Sales[1]	**£5,327m**	£4,615m	£4,660m
EBITA[2]	**£456m**	£342m	£261m
Return on sales	**8.6%**	7.4%	5.6%
Cash inflow[3]	**£807m**	£449m	£441m
Order intake[1]	**£9,091m**	£5,178m	£4,186m
Order book[1]	**£20.9bn**	£17.0bn	£16.8bn

Share of Group sales[5] 33%



Share of Group EBITA[2,6] 28%



Key points

- **RAF Typhoons now operational**
- **Full six ship Type 45 destroyer contract awarded**
- **Launch of first of class Astute submarine**
- **Orders received for second and third Astute Class submarines**
- **Offshore Patrol Vessel arbitration settled**

Looking forward

The future of Programmes & Support is linked to MoD funding in order to meet current UK armed forces operational requirements and delivery of the Defence Industrial Strategy.

In the air sector, short-term growth is dependent both upon production execution and in-service support performance in the UK and on export deliveries.

The naval sector expects the creation of the joint venture, BVT Surface Fleet Limited. Growth prospects for the joint venture include the UK's Future Carrier (CVF) programme and the Military Afloat Reach and Sustainability programme. The six ship Type 45 programme underpins the business for the next few years.

The Submarines business is focused on the Astute programme and securing concept design work on the Future Submarine programme. Securing orders for Astute Boats 4 to 7 is key in retaining the necessary skill base in order to design and build the next generation nuclear deterrent submarine.

During 2007, Programmes & Support achieved EBITA[2] of £456m (2006 £342m) on sales[1] of £5,327m (2006 £4,615m) and generated an operating cash inflow[3] of £807m (2006 £449m).

Return on sales benefited by 0.8% arising from one-off gains recorded in the first half of 2007, including completion of the Offshore Patrol Vessel arbitration process.

Order intake includes the appropriate work share of the award of the Saudi Typhoon contract.

Military Air Solutions

Military Air Solutions is responsible for delivering five major programmes: Typhoon, Hawk, Nimrod MRA4, F-35 Lightning II (Joint Strike Fighter), and Autonomous Systems & Future Capability. In addition, it is responsible for through-life support for these programmes as well as for the UK's Royal Air Force (RAF) fleets of Harrier, Tornado, Nimrod MR2 and VC-10 aircraft.

The business made strong progress during 2007; both on delivering its programme commitments and working in partnership with its customers to enhance their military capability. Work continues towards the creation of an air sector Long-Term Partnering Agreement (LTPA) as envisaged in the Defence Industrial Strategy, published in December 2005. A foundation contract, setting out the partnering principles and providing a framework for detailed negotiations, was agreed in March. This has enabled the Group to generate a shared view of the business and is helping to direct investment.

Delivery of Typhoon aircraft to the four partner nations continues with a total of 53 aircraft delivered to the UK and 84 across the other European partner nations as at 31 December 2007. Five of the 15 contracted aircraft for Austria were also delivered during the year.

In the UK, RAF Typhoons are operational in air defence and Quick Reaction Alert roles. Discussions to establish long-term integrated logistics support contracts are progressing well. Tranche 2 aircraft are now in final assembly with the first delivery planned for 2008. Work has also commenced on further air-to-ground capability enhancements.

Good progress is being made on development and production of the UK RAF Hawk Advanced Jet Trainer, where the first production aircraft is now structurally complete.

On the Hawk contract for India, ten aircraft have been accepted by the customer during the year. Twenty Hawk aircraft for South Africa have been delivered, with the remaining aircraft due for delivery in the first half of 2008. In March, the 200th T-45 Goshawk aircraft was delivered to the US Navy and the ongoing T-45 production programmes continue to schedule.

The Nimrod MRA4 aircraft development programme is progressing and the production programme continues to perform to the contractual milestones. A Stability Augmentation System has now been embodied into the aircraft.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 restated following changes to the Group's organisational structure
5 before elimination of intra-group sales
6 excluding HQ & Other Businesses



Partnering
Progress has been made towards establishing a partnered through-life availability support solution for the RAF Typhoon.

The support contracts for the VC-10 and Nimrod MR2 aircraft continue and VC-10 fleet maintenance has now been extended to 2013.

The Tornado availability programme, ATTAC, is fully effective and a contract expansion has been agreed. This increases the scope of ATTAC to include the remaining areas of the Tornado aircraft.

The Harrier GR9 aircraft has transitioned successfully into service. Harrier has supported UK military operations with high recognition for the capability it is providing.

Military Air Solutions is partnered with Lockheed Martin and Northrop Grumman on the F-35 Lightning II programme, with responsibility for the design and manufacture of the rear fuselage, empennage and delivery of a number of key aircraft systems. Three aircraft variants are in development; Carrier, Conventional Take-Off and Landing (CTOL) and Short Take-Off and Vertical Landing (STOVL). The Carrier variant completed its final Critical Design Review successfully in June and manufacture and assembly has now commenced. All three aircraft variants are now in various stages of manufacture and assembly.

Successful trials of a highly autonomous medium-altitude long-endurance unmanned air system, HERTI, took place in 2007.

The Taranis unmanned combat air vehicle technology demonstration programme continues on plan and to cost with the first metal cut of the demonstration vehicle in September. Taranis is a key enabler to the UK MoD's evaluation of future capability requirements.

In-country flight testing of the first South African Gripen is proceeding to plan.

Surface Fleet Solutions
In August, the Type 45 six ship contract was signed, capturing the remaining scope of work to complete all six destroyers and establishing a jointly managed risk profile against a robust schedule, that met the MoD's cost aspirations.

The second and third ships, Dauntless and Diamond, were launched in January and November 2007 respectively, whilst the first of class, HMS Daring, commenced sea trials in July.

The final vessel of the Bay Class Landing Ship Dock (Auxiliary), RFA Lyme Bay, was handed over to the customer in June – two months ahead of the contract date.

Two of the three ex-Royal Navy Type 23 frigates for the Chilean Navy completed their reactivation and were delivered to the customer. The third ship is planned to be handed over to the Chilean Navy in May 2008.

The CVF programme passed the UK MoD Main Gate Review in 2007. Contracts for the manufacturing phase are now in the final stages of negotiation.

The arbitration process in respect of the Offshore Patrol Vessels was settled and title to all three vessels transferred to the customer in April 2007.

The naval joint ventures continue to perform to plan. Upon creation of the new maritime sector joint venture, BVT Surface Fleet Limited, BAE Systems will sell its share of Flagship Training Limited to VT Group, and Fleet Support Limited will become wholly owned by BVT Surface Fleet Limited.

Submarine Solutions
The first of class boat, HMS Astute, was launched in June 2007 and has completed Trim & Basin Trials successfully. The boat is on schedule for delivery to the November 2008 contracted date. Construction activities on Boats 2 and 3 are also progressing well. Agreement of pricing of Boats 2 and 3 was reached and an order received to allow the start of production on Boat 4.

Integrated System Technologies (Insyte) and Underwater Systems
The Sampson Radar, the Combat Management System and Long Range Radar programmes for the Type 45 destroyers continue to meet all key milestones. The first of class radar has been successfully installed onto HMS Daring.

The Seawolf Mid-Life Update Tracker completed all of its trials at the shore-based facility, HMS Collingwood.

The Falcon programme continues to progress to schedule and will provide the UK Armed Forces with a new tactical communications network, providing a secure information infrastructure capability.

The Sting Ray lightweight torpedo main production order remains on schedule with the third batch accepted in October 2007.

The Archerfish mine disposal system has successfully passed initial qualification trials as the Common Neutraliser for sea mines with the US Navy.

Talisman, the company-funded Unmanned Underwater Vehicle, has been developed further, reducing the size, unit cost and the underwater drag while retaining the payload capacity. It has undertaken exercises with the US Navy.



Type 45
The first of class Type 45, HMS Daring, successfully completed her stage one sea trials on schedule in August 2007.

The International Businesses business group, with 15,300 employees[1], comprises the Group's businesses in Saudi Arabia and Australia, together with a 37.5% interest in the pan-European MBDA joint venture and a 20.5% interest in Saab of Sweden.

International Businesses

- Sales[1] increased by 1%, net of 2006 Atlas disposal
- Return on sales increased to 13.0%
- Cash flow[3] generation of £678m, including Saudi Typhoon milestones

	2007	Restated[4] 2006	Restated[4] 2005
Sales[1]	**£3,359m**	£3,428m	£3,138m
EBITA[2]	**£435m**	£415m	£400m
Return on sales	**13.0%**	12.1%	12.7%
Cash inflow[3]	**£678m**	£171m	£711m
Order intake[1]	**£3,876m**	£3,854m	£3,235m
Order book[1]	**£7.9bn**	£7.1bn	£6.7bn

Share of Group sales[5] 21%



Share of Group EBITA[2,6] 27%



Key points

- **Saudi Typhoon contract secured**
- **Investment in the Kingdom of Saudi Arabia continues**
- **Down-selection for the provision of vehicles for the Australian Defence Force**
- **Proposed acquisition of Tenix Defence announced in January 2008**

Looking forward

The Group seeks to sustain its long-term presence in the Kingdom of Saudi Arabia through delivering on current support and investment commitments, and developing new business, and to reinforce its business in Australia as through-life capability partner to the Australian Defence Force, including land sector support.

In January 2008 the Group announced its proposed acquisition of Tenix Defence which will, on completion, be integrated with BAE Systems' Australian operations.

During 2007, International Businesses achieved EBITA[2] of £435m (2006 £415m) on sales[1] of £3,359m (2006 £3,428m) and generated an operating cash inflow[3] of £678m (2006 £171m).

Sales[1] and EBITA[2] in 2006 included £99m and £2m respectively for the Atlas Elektronik business that was disposed of in August 2006.

CS&S International

BAE Systems has a major presence in the Kingdom of Saudi Arabia where it acts as prime contractor for the UK government-to-government defence agreement. Over the last two decades the programme has included the provision of aircraft, associated hardware, support, infrastructure and manpower training for the Royal Saudi Air Force (RSAF) and Royal Saudi Naval Forces (RSNF). Progress is being made on modernising the Saudi armed forces in line with the Understanding Document signed on 21 December 2005 between the UK and Saudi Arabian governments. Under the terms of the signed document, Typhoon aircraft will replace Tornado Air Defence Variant aircraft and others currently in service with the RSAF. A contract for the delivery of 72 Typhoon aircraft was agreed in the year with delivery of the first aircraft scheduled for June 2009. Discussions are ongoing with the RSAF to define and agree the support and training solutions to enable their entry into service during 2009.

Around 4,300 people are employed by the Group in the Kingdom of Saudi Arabia, of whom approximately half are Saudi nationals. The business is continuing to develop its presence in Saudi Arabia, including the relocation of staff from the UK, and is helping to develop a greater indigenous capability in the Kingdom.

The security of employees is the highest priority and progress is well advanced on new residential and office facilities as well as increased security measures. Employees are in occupation at the first new residential compound and office facility.

Through the core Saudi support programme, the business continues to provide significant support to both the RSAF and RSNF operations and their operational capability. In particular, steps are being taken with the RSAF to maintain the capability of the Tornado aircraft while extending its operational life.

BAE Systems' investment and support for infrastructure development in the Kingdom of Saudi Arabia includes the creation of training and youth welfare programmes.

In December 2007, the first 22 RSAF Tornado Technicians to undertake a new 'multi-skilled training programme', graduated. The programme, designed in partnership with the RSAF, is aimed at producing multi-skilled, rather than single-skilled, aircraft technicians.

BAE Systems also makes valuable contributions to the communities in Saudi Arabia. Youth sports partnership activities between Saudi Arabia and the United Kingdom began in 1987 with a formal Memorandum of Understanding on sports exchange. Since that time, 1,000 Saudi coaches have successfully undertaken Sports Coach UK qualification

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 restated following changes to the Group's organisational structure
5 before elimination of intra-group sales
6 excluding HQ & Other Businesses



Land 121 Project
BAE Systems has been selected by the Australian government as the preferred bidder for the next generation of medium and heavy tactical trucks and modular payloads.

courses. In addition, national team training camps in a range of sports have taken place annually in both Saudi Arabia and the UK.

Australia
BAE Systems Australia continues to reinforce its position as a through-life capability partner to the Australian Defence Force (ADF). Work has commenced on the Electronic Support Measures mid-life upgrade on the AP-3C aircraft, and continues under the second five-year support contract for the Australian Hawk Lead-In Fighter aircraft.

A five-year support contract, with two five-year options, has been agreed with the ADF for the ongoing upgrade, operation and support of the Jindalee over-the-horizon radar. The Nulka active missile decoy has received export approval in principle from both the US and Australian authorities. To date the Nulka active missile decoy has been fitted to over 100 ships across the Australian, Canadian and US navies.

BAE Systems has recently been down-selected by the Australian government to provide medium/heavy capability vehicles to replace the Army's wheeled tactical logistic vehicle fleet.

The business is a subcontractor to Boeing on the Wedgetail airborne, early warning and control system for the Royal Australian Air Force. The programme is behind schedule and BAE Systems is engaged jointly with Boeing and the customer to re-baseline the programme.

Saab (20.5% shareholding)
Sales rose by 9.5% to SEK23bn (£1.7bn), with export sales accounting for 65%. Operating income rose to SEK2,607m (£193m), including non-recurring items of SEK453m (£34m), producing an operating margin of 11.3%. Although reduced in comparison with 2006, order intake remained strong at SEK20.8bn (£1.5bn). This included orders from FMV to upgrade 31 Gripen fighters and helmet mounted displays, from the Royal Australian Navy for combat and fire control management systems, from Tenix Marine for combat management systems on the Australian Navy's landing helicopter dock class ships and from the Royal Netherlands Army for a Mobile Battalion Combat Training Centre.

Saab's order book at the end of the year was SEK47.3bn (£3.7bn) which included a reduction for the Pakistan airborne surveillance system being re-negotiated to supply fewer systems than was originally recorded in 2006.

MBDA (37.5% interest)
MBDA continued to maintain strong deliveries across a number of key programmes. Key domestic deliveries included the Brimstone air-launched anti-armour weapon, Mica air-to-air missile, Storm Shadow, SCALP and Taurus cruise missiles. In the export market, key deliveries included air weapons packages to Greece and UAE and Aster and Rapier short-range air defence missiles.

Development programmes also progressed well. The six-nation Meteor beyond visual range air-to-air missile continues to meet its development milestones with the successful completion of the four key development milestones and a continuing active firing campaign. The Principal Anti-Air Missile System (PAAMS) programme for the Royal Navy is now entering firing trials in preparation for qualification while the tri-national MEADS area defence system is preparing for the critical design review phase.

MBDA is leading negotiations towards the Team Complex Weapons strategic partnering agreement under the UK's Defence Industrial Strategy.

During 2007 MBDA acquired the German rocket motor company Bayern Chemie GmbH, supplier of the ramjet for the Meteor missile.



Multi-skilled training for Royal Saudi Air Force (RSAF)
A new training programme has commenced that will produce the first multi-skilled Tornado aircraft technicians for the RSAF.

HQ & Other Businesses, with 1,800 employees[1], comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

HQ & Other Businesses

– Agreements reached with the majority of reinsurers under the Group's Financial Risk Insurance Programme
– Regional Aircraft fleet valuation methodology changed

	2007	2006	2005
Sales[1]	**£243m**	£295m	£471m
EBITA[2]	**£(155)m**	£(147)m	£(118)m
Cash inflow/(outflow)[3]	**£181m**	£(225)m	£(79)m
Order intake[1]	**£345m**	£267m	£398m
Order book[1]	**£0.4bn**	£0.3bn	£0.6bn

Looking forward

The leasing market for BAE Systems aircraft continues to remain challenging, with new markets likely to be dominated by higher risk customers. Support revenues are expected to remain stable but are dependent on maintaining aircraft in service. Following the charges taken in 2007 against the carrying value of the assets, future losses are expected to be reduced.

During 2007, HQ & Other Businesses reported a loss of £155m (2006 loss £147m) on sales[1] of £243m (2006 £295m) and had an operating cash inflow[3] of £181m (2006 outflow £225m). Of this, the reported loss for Regional Aircraft was £101m (2006 loss £114m) with operating cash inflow of £175m (2006 outflow £66m).

The reduction in sales when compared with 2006 was due to the disposal in March 2006 of the Aerostructures business.

During the period the Regional Aircraft leasing team made significant progress securing leases for 64 aircraft, including Avro RJ Jets to CityJet of Ireland, Blue1 of Denmark and British Airways. The market continues to be challenging. Compared with last year, revenues remained stable. A freighter conversion programme for the 146 Jet was launched after the success of a similar programme for the ATP fleet.

Much of the leasing business was underpinned by the Group's Financial Risk Insurance Programme which makes good shortfalls in actual lease income against originally estimated future income for a 15-year period from 1998 to 2013. Since 2006, BAE Systems and certain of the reinsurers have been in dispute over several areas of the policy. During 2007, agreement was reached with almost all reinsurers and settlements have been paid by them based on the net present value of estimated future claims. Arbitration proceedings now continue with one remaining reinsurer. Additional details concerning these arrangements are contained in the Risk management and principal risks section on page 49.

The Regional Aircraft loss for the year includes net charges of £76m (2006 £77m) against the carrying value of the assets of the business of which £61m was taken in the first half year. These charges include the effect of a change to the Group's aircraft valuation methodology and will reduce the future depreciation charged on these aircraft.

A gain of £44m was recorded in respect of the disposal of the Group's 50% interest in the Xchanging Procurement Services and Xchanging HR Services joint ventures.

A charge of £35m was taken for an onerous lease provision following the sublease of two vacated buildings at the Group's Farnborough site.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Corporate responsibility review

Strategy and direction
Our Group strategy is to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company.

To achieve sustainable growth we must identify and manage long-term risks to our business – including non-financial, operational and reputational risks. As a leading defence company we want to set standards for our industry in the area of corporate responsibility (CR) and aspire to reach the standards set by companies in other sectors. As a global business we must ensure our approach is applied consistently across all of our operations, worldwide.

The Executive Committee met in May 2007 to review our CR priorities. The workshop was supported by PricewaterhouseCoopers (PwC), who provided information on best practice in CR among leading companies. The Executive Committee considered issues that could have a significant impact on the sustainability of our business, either by directly impacting our ability to operate or by affecting our reputation and the level of trust stakeholders have in our Group. Their analysis took into account the views of key stakeholders, including customers, employees and investors.

Ethics and safety were reconfirmed as our CR priorities and those where the Group should aspire to a leadership position.

We recognise that to achieve a leadership position requires continual progress. A programme to address this began in 2007 and will continue through 2008. Key aspects of this are:

- establishing an independent view of best practice for ethical business conduct in both the defence sector and across industry;
- benchmarking safety performance across all industries – not just the defence sector;
- establishing specific objectives on leadership behaviours especially in the areas of ethics, safety and diversity; and
- setting management objectives in 2008 that drive us towards our desired leadership position in the areas of ethics, safety and diversity.

The Woolf Committee (see page 3) was established during 2007 to study and publicly report upon the Group's ethical policies and processes. We will receive recommendations from the Woolf Committee during 2008, which we believe will assist us in meeting our ethics objectives.

Progress towards a leadership position on safety commenced with a review of BAE Systems' safety performance. This considered both individual business level performance and benchmarking against aerospace and defence sector companies and across other sectors considered to be best in class. In conclusion, while we can demonstrate overall year on year improvement in safety performance, our underlying business performance is not consistent. While we perform at a similar level to a number of other defence sector companies we are behind the best in class group of companies. We have developed a route to more closely align our performance in this area with those best in class companies. The delivery of the first part of a four year plan to achieve this has been incorporated into the leadership objectives for 2008.

We will focus on improving performance year on year and set challenging objectives that move the Group further towards best practice in these priority areas. To demonstrate our commitment we have increased the proportion of senior executive performance bonuses that are linked to improvements in performance in ethics and safety. In 2008, 12% of the potential bonus will be determined by performance in ethics and safety. The Corporate Responsibility Committee will review progress against our objectives quarterly.

Governance of corporate responsibility
Our corporate responsibility objectives are delivered through our business operations and managed through the Executive Committee. The Corporate Responsibility Committee is responsible for providing oversight, governance and assurance. This includes reviewing and monitoring the processes that the Group uses to manage non-financial risks. The Corporate Responsibility Committee's report on 2007 activity can be found on page 63.

During 2007 the Corporate Responsibility Committee met five times. The Committee undertook a number of activities which included reviewing and approving the decision of the Executive Committee to prioritise ethics and safety as the key issues for the corporate responsibility agenda in 2008. The Corporate Responsibility Committee reviewed performance data on ethical business conduct, safety and environment. This included details from internal audits, employee surveys and operational assurance statements.

The Corporate Responsibility Committee met with the Woolf Committee to discuss ethics in general and the role of the Corporate Responsibility Committee in relation to the prospective implementation and assurance of activity that may be recommended.

External opinion
External views help shape our approach to corporate responsibility and also influence how we report progress. This year, we asked three experienced corporate responsibility practitioners to review our Corporate Responsibility Report and give their views on our corporate responsibility strategy and intended direction. Participants were:

- Julia King, Vice President Corporate Responsibility, GlaxoSmithKline
- Dawn Rittenhouse, Director of Sustainable Development, DuPont
- Mark Wade, formerly Head of Sustainable Development Policy, Strategy and Reporting, Shell

The panel met in February 2008 and reviewed a draft copy of this year's Corporate Responsibility report. They made comments and recommendations in three areas: corporate responsibility strategy and governance, reporting, and our approach to assurance.

Corporate responsibility objectives

2007 objectives	What we achieved	2008 objectives
Ethics		
- Initial ethics awareness training to be completed by new starters within one month of joining. - Initial ethics awareness training to be implemented within three months of completion date of any acquisition. - Survey to be undertaken to evaluate effectiveness of 2006 UK ethics awareness training package. Implement agreed corrective actions in 2007.	- Ethics awareness training has been introduced to new starter induction processes. - New businesses are issued with the Group's ethics guide promptly after acquisition and this is followed up with online or DVD training. - A survey was undertaken which indicated that 99% of UK employees have some awareness of our ethical standards. Action plans to address areas identified for improvement have been put in place.	**- Senior Leadership to communicate and demonstrate commitment to high ethical standards through employee engagement. Number of engagement events and employees reached to be measured.** **- Develop and roll out a Group-wide code of conduct.** **- Implement the response to the Woolf Committee recommendations.**
Safety, health and environment		
2007 safety metrics to improve relative to 2006: - Establish appropriate industry benchmarks for each line of business to monitor performance and establish targets to move towards best in class. - Group performance (lost days metric) to be better than relevant industry average. - Continue to achieve an improvement year-on-year in injuries/lost working time.	- A benchmarking study of BAE Systems businesses and external companies was performed. The targets thus derived are those set within 2008 objectives. - In 2007, we reduced the number of lost days by more than 10% over 2006. We continue to perform at a level better than the industry average, with 8,734 days lost due to work-related injury per 100,000 employees, (compared with the UK manufacturing average of 25,000).	**Continue to drive performance in safety:** **- Reduce the gap between 2007 Company performance and external benchmark by 10% in 2008 (benchmark is 2,000 days lost per 100,000 employees).** **- Senior Leadership to demonstrate commitment to safety by undertaking formal training and conducting safety audits across our operations. Number of safety audits conducted to be measured.** **- Progress to benchmark safety performance against a five level Safety Maturity Matrix - all businesses to achieve Level 3 by the end of 2008 and have a plan in place to attain Level 5 by the end of 2011 (Level 5 has been benchmarked against leading companies).**
Workplace		
- 85% of employee grievances under the UK 'Respect at Work' policy to be resolved through local discussion without proceeding to the corporate process for formal investigation. - In each of the home markets, move towards establishing a workforce reflective of the national average in terms of gender mix and ethnic diversity, taking into account variations by region and industrial sector.	- 91% of employee grievances were resolved at a local level during 2007. - Diversity action plans were implemented within each of our businesses to reflect their local communities and recruitment populations.	**Create an environment that values and respects the contribution, based on merit, of all members of the communities in which we operate:** **- Senior Leadership to demonstrate commitment to such an environment by attending a diversity awareness training programme by mid-year.** **- Establish a Group-wide Women's Forum.** **- Develop an action plan to enhance diversity and inclusion by mid-year.**

The panel was supportive of the way corporate responsibility strategy is developed at BAE Systems. They considered that our selected priority areas of ethics and safety rightly reflect the key issues.

The panel recommended that BAE Systems should:

- ensure there is a solid foundation of values on which all employees frame decisions, large and small;
- develop a roadmap including future aspirations and opportunities as well as challenging targets;
- address key issues such as human rights and climate change;
- provide greater understanding of the Group's processes for preventing bribery and corruption;
- engage with a wider range of stakeholders; and
- align its corporate responsibility reporting with the Global Reporting Initiative guidelines.

The panel's full statement is included in our Corporate Responsibility Report. We will develop the necessary plans to action these recommendations and report on progress through our website and in future Corporate Responsibility Reports.

Monitoring our performance
We monitor our Corporate Responsibility performance through sector benchmarking to track our performance and help us better manage key environmental and social impacts. In 2007, BAE Systems' performance level in the Dow Jones Sustainability World Index was similar to our 2006 scoring.

Dow Jones Sustainability Index	2007	2006
Economic factors	69%	69%
Environmental factors	90%	85%
Social factors	71%	80%

We are reviewing the reasons for the lower social factors rating in 2007, which include the areas of labour practices, career development and training, and charitable giving. We will address areas for improvement during 2008.

Our operations and CR impacts

Workplace
We believe that all employees have the right to work in an environment where they are treated with dignity and respect. We have processes in place that support employees if they feel that they are being subjected to inappropriate or unacceptable behaviour.

We are committed to equality of opportunity for all employees and to creating a workplace where individual contribution is recognised. A diverse and inclusive workforce is an essential part in creating the necessary innovative and progressive culture to achieve competitive advantage. It also promotes the behaviours necessary to secure successful partnerships with our customers and suppliers.

Investing in the training and development of employees at all levels of the Group is key to us maintaining high performance. Training helps our people develop their skills and capabilities. It also enables us to keep pace with changing technologies and continue to improve our customer service.

In 2007 one of our corporate responsibility objectives was to 'move towards establishing a workforce reflective of the national average in terms of gender mix and ethnic diversity, taking into account variations by region and industrial sector'. Each business developed an action plan which considered the demographics of the existing workforce, the surrounding communities and that of the populations from which we recruit. The cultural influences and heritage within our six home markets requires different emphasis to achieve our overall aim. For example, our diversity plans in South Africa are aligned with the Black Economic Empowerment Agenda; our focus in the Kingdom of Saudi Arabia is on Saudisation of our workforce which is a programme for transferring skills from expatriates to local employees. By the end of 2007 our Saudi workforce comprised more than 53% Saudi nationals.

Our diversity objectives for 2008 include awareness training for senior leaders and the launch of a women's network. This will provide support for women across BAE Systems enabling them to share ideas and experiences and develop their careers.

Health and safety
Our approach to safety is one of zero tolerance of an unsafe workplace and unsafe working practices. Safety is one of our key corporate responsibility priorities for 2008. Our goal is to be amongst the leaders for high safety standards both within our industry and measured against leading companies in other industrial sectors.

We recognise the risks associated with the variety of operations we conduct and aim to minimise these as far as possible. All sites are required to comply with our Safety, Health and Environment policy and to demonstrate continuous improvement in performance through the setting and monitoring of targets. Performance is reviewed through our business assurance processes and overseen by the Executive Committee and the Corporate Responsibility Committee on behalf of the board of directors.

In November 2007, a tragic incident during a flight testing exercise resulted in the death of one of our employees. We are working with the investigative authorities in connection with this incident.

Case study: In our Hattiesburg site in Mississippi, US, all employees have been appointed safety officers as part of a programme to raise awareness and encourage employees to report potential hazards. Everyone in that business is now responsible for their own safety and the safety of those around them. In 2007, there were more than 180 potential hazards reported and corrected each month. This contributed to the site recording no injuries in 2007.

Ethical business conduct
Ethical business conduct is fundamental to the reputation and success of BAE Systems. We will not compromise on our ethical principles and policies.

In 2007, we invited Lord Woolf, the former Lord Chief Justice of England and Wales, to head an expert independent review committee to study and report on our policies and processes and make recommendations aimed at achieving a leadership position in ethical business practice amongst corporate industry peers. More information on the Woolf Committee can be found on page 3.

We have training and awareness programmes in place to ensure that employees understand how we do business and what is expected of them.

We continue to roll out ethical awareness training to employees worldwide through brochures, online training, DVDs and classroom sessions. At the end of 2007 training had been completed in Australia, South Africa, the UK and the US. Our ethics DVD and online training have been translated into Arabic and are being rolled out in Saudi Arabia. A Swedish translation has been developed and will be introduced in 2008.

We changed our policy in 2007 to ensure new recruits receive ethics awareness training within one month of joining the Group and employees of newly acquired businesses receive an ethics guide promptly after acquisition and our ethics awareness training within three months of joining the Group.

All staff involved with business development are required to undertake a training course on the prevention of corruption and refresher training every two years. Over 5,500 employees have undertaken this training since 2001. Training is tracked to help ensure compliance.

In 2007 we initiated a review of our ethical code of conduct to ensure it remains appropriate for our changing business. We will act on any recommendations from the Woolf Committee and plan to introduce a revised code of conduct at the end of 2008.

Case study: We are members of the UK Defence Industry Anti-corruption Forum and, in the US, the Defense Industry Initiative (DII) on Ethics and Business Conduct. In the UK, the Anti-corruption Forum has been developing common anti-corruption industry standards for the Aerospace and Defence Industries Association of Europe. This year in the US, we participated in the DII working group, which includes the co-ordination of the Defense Industry Benchmark ethics survey.

Community and education

We play an important role in the communities in which we operate. In 2007, we invested approximately £6.1m in local communities around our sites, supporting charities and educational establishments. During 2007 our employees volunteered 4,310 days supporting local community projects.

An area that is critical to the future sustainability of our business is education, specifically in the fields of science and engineering. Every year the Group supports a wide range of education projects. In Australia, the UK, the US, and Saudi Arabia we run educational programmes that encourage young people at all stages of education to take an interest in science and technology.

Case study: India partnership – We have pledged £100,000 and committed to support the UK India Education & Research Initiative. The initiative has been designed to give students in both India and the UK a better understanding of science and engineering. Helping improve education links between the two countries will hopefully encourage greater economic collaboration.

Environment

We operate globally, with operations and customers in many countries. Stakeholders, particularly our employees, expect us to understand and respond to global challenges such as climate change and sustainable development.

Our manufacturing and engineering operations, offices and products have an impact on the environment. This includes the use of natural resources and raw materials as well as waste generation and emissions. We are committed to managing and minimising these impacts wherever practicable.

We have taken positive steps in relation to the management of environmental issues most notably to Product Environmental Protection, which has been incorporated in the Company's Lifecycle Management process. This helps to ensure that the design of a new product considers the environmental impact that it might have and that steps are built into the design phase to mitigate the potential impact through the product's lifecycle.

A specific area of focus for the Group is the REACH (Registration, Evaluation, Authorisation and Restriction of Chemical Substances) legislation which although EU-based will also affect our US products which come to the UK. We are working with our customer, the UK Ministry of Defence, to share an understanding in this area and develop a common approach.

We are placing a specific emphasis on reducing our greenhouse gas emissions and have developed a number of energy reduction initiatives that include employee engagement, engineering initiatives and improved manufacturing efficiencies. Our primary contribution to greenhouse gases is through the use of energy.

We participate in national initiatives to reduce defence sector impacts on climate change. We have nine sites in the UK which participate in the EU Emissions Trading Scheme and in 2007 we externally traded 4,500 tonnes of carbon. A key focus of our partnering approach with the UK Ministry of Defence will be the sustainable development of defence products and services.

Case study: To help reduce emissions in our UK Land Systems business, every employee has been asked to 'Pledge A Tonne' and a range of communication material has been provided to engage and educate employees and their families. People are asked to 'sign up' to make simple but effective changes to the way they conduct their day-to-day life, both at home and at work. Daily actions such as leaving lights and heaters on, the way employees travel to work or travel whilst at work and how employees control the environment they live in, all contribute to the carbon footprint of each individual and the business.

Climate change is an important issue for all businesses, particularly those operating globally, and one which the Group needs to address. In 2008, we will measure our carbon footprint and establish a formal position as to actions we would seek to take in reducing this footprint.

Working with others

We recognise that our responsibilities extend beyond our own employees. This includes contractors working on our sites, our suppliers and partners. We aim to work with all groups to mutually improve standards. A key area of focus in 2008 continues to be safety performance of contractors on our sites. We intend to include this in our future external reporting on safety performance.

Case study: In the UK we are part of the 21st Century Supply Chain (SC21) initiative. The objective of the initiative is to get all customers and suppliers throughout the defence and aerospace industry to collaborate by using the same tools to improve performance and modernise working practices. This approach, where we are working closely with our industry peers, avoids duplication in key areas and will help us to achieve an improved working culture based on openness, honesty and trust.

Corporate responsibility recorded data summary[1,2]

We collect data on ethics, diversity, environment and health and safety to help us monitor our corporate responsibility performance and identify areas for improvement. The data is recorded by the businesses and collated centrally for review. Explanations of trends are provided on pages 42 and 43. Specific notes are recorded below.

	2005	2006	2007
Health & safety (per 100,000 employees)			
Major injuries recorded	55	47	**48**
Days recorded lost to work-related injuries[3]	8,774	10,204	**8,734**
Total recorded injuries to all employees	6,009	4,788	**4,454**
Environment			
Energy use[4] (Gwh)	1,767	1,742	**1,706**
CO_2 emissions (million tonnes)	0.58	0.57	**0.55**
Waste ('000 tonnes)	57	105	**129**
Waste recycled ('000 tonnes)	37	67	**42**
Volatile organic compound emissions (tonnes)	610	742	**642**
Ethics			
Ethics enquiries from employees	367	410	**327**
Diversity			
Gender diversity:			
Male employees	81%	80%	**79%**
Female employees	19%	20%	**21%**
Ethnic diversity:			
White	88%	87%	**82%**
Non-white	12%	13%	**18%**
Age diversity:			
Under 25	7%	7%	**8%**
26 to 35	18%	18%	**17%**
36 to 49	44%	42%	**39%**
50 to 59	25%	26%	**27%**
60 +	6%	7%	**9%**

1 This data is derived from internal recording systems and is not subject to external verification or audit.
2 In 2007 we acquired Armor Holdings. The integration of corporate responsibility data from that business is underway and will be reported in 2008.
3 The decrease in 2007 over 2006 in days lost recorded due to work-related injuries reflects a much improved performance in our Surface Fleet Solutions business, which reduced the number of days lost by 75% over 2006 levels.
4 Our energy use is directly related to volumes of product manufacture and throughput of specific projects. The decrease shown in energy use, despite increases in volume and throughput, reflects a specific focus at a number of businesses on energy management and efficient operations.

Health and safety*

The overall performance on safety has improved over 2006. This reflects a strong performance in some businesses, notably Surface Fleet Solutions. A key focus for 2008 is to ensure a consistent improvement in safety performance across all businesses.

Major injuries (per 100,000 employees)[1,2]


80
60
40
20
0
2005
2006
2007
Year

1 The above data includes one fatality. This occurred during a flight training exercise at a UK facility. The investigation into the incident is ongoing.
2 Major injuries as defined under the UK Reporting of Injuries, Diseases and Dangerous Occurrences Regulations (RIDDOR).

Total injuries (per 100,000 employees)


8000
6000
4000
2000
0
2005
2006
2007
Year

Cause of injury[3] (%)


Slips, trips or falls on the same level
Falls from height – up to and including two metres
Struck by moving, including flying/falling, object
Struck by moving vehicle
Strike against something fixed or stationary
Injured while handling, lifting or carrying
Falls from height – over two metres
Exposure to an explosion
Contact with moving machinery
Exposure to, or contact with, a harmful substance
Contact with electricity or electrical discharge

3 Primary causes of injuries remain slips, trips and falls from height. We continue to work on preventative measures and raising employee awareness of potential risks.

Environment*

Environmental impacts are directly related to the stage and volume of production or manufacture and throughput of specific projects. Given the potential diversity of influences we report data as absolute values and have provided specific explanation of the variances below.

Energy use[4]


2000
1500
1000
500
0
1.00
0.75
0.50
0.25
0.00
Energy use (Gwh)
CO2 emissions (million tonnes)
2005
2006
2007
Year
Energy use (Gwh)
CO2 emissions (million tonnes)

4 Energy use is down 2% to 1,706 Gwh (2006 1,742 Gwh). CO_2 emissions down 3.5% to 0.55 million tonnes (2006 0.57 million tonnes).

Waste[5] ('000 tonnes)


150
120
90
60
30
0
05
06
07
Year

Recycled waste[6] ('000 tonnes)


75
60
45
30
15
0
05
06
07
Year

Volatile organic compound emissions[5] (tonnes)


750
600
450
300
150
0
05
06
07
Year

5 In 2007 we responded to Urgent Operation Requirements from the US Department of Defense for armoured vehicles. The resultant increase in throughput primarily impacted our Steel Products and Mobility and Protection Systems divisions in the US. This resulted in an increase in waste being generated in Steel Products and in usage of paints and solvents at Mobility and Protection Systems. The resulting emissions of volatile organic compounds associated with paint and solvent use increased accordingly.
6 The increase in the level of recycled waste in 2006 related to a specific soil remediation project at Chorley in the UK.

Days lost to work-related injuries is shown on page 26.

* The above data is derived from internal recording systems and is not subject to external verification or audit.

Diversity*

We are working to change the demographics within our business but recognise that this will occur slowly over time. The sustainability of our workforce and our ability to win and fulfil global contracts depends on us being able to recruit and retain talented people from all backgrounds. Our diversity objectives for 2008 include awareness training for senior leaders and the launch of a Group-wide women's network.

Gender diversity[7] (%)
UK, US, Australia, Saudi Arabia and South Africa


100
80
60
40
20
0
05
06
07
Year

- Male
- Female

Age diversity (%)
UK, US, Australia, Saudi Arabia, South Africa and Sweden


100
80
60
40
20
0
05
06
07
Year

- Under 25
- 26 to 35
- 36 to 49
- 50 to 59
- 60+

Ethnic diversity[8] (%)
UK, US and South Africa


100
80
60
40
20
0
05
06
07
Year

- Non-white
- White

Ethnic diversity (%)
Saudi Arabia


100
80
60
40
20
0
06
07
Year

- Not declared
- Asian
- Saudi nationals
- White/European

7 Due to legislation in Sweden we cannot report gender diversity information for this country.
8 Due to legislation in Australia and Sweden we cannot report ethnic diversity information for these countries.

Community*

In 2007, our total community investment was approximately £6.1m. This figure includes cash and in-kind donations to charity as well as our direct support for communities and education across the world.

What we contribute to (%)



- Education
- Social welfare
- Emergency relief
- Health
- Arts
- Economic Environment
- Other

Focus of contribution (%)



- Community investments
- Charitable gifts
- Sponsorship

Risk management and principal risks

The effective management of risk is essential to the delivery of the Group's strategy and objectives.

Risk management within BAE Systems

Board review

Reporting / Monitoring

Executive Committee review

Board Committee review

- Audit Committee review
- Corporate Responsibility Committee review

Reporting / Monitoring

Assurance / Self-assessment

Operational Framework

- Organisation
- Culture
- Governance
- Core Business Processes
- Delegated Authorities
- Mandated Policies

Business risk management

Identification
- At least annually, each business and function undertakes a full review of potential risks
- Risks are recorded in a register explaining the event(s) with cause and effect statements prompting effective mitigation strategies
- Risk owners are allocated who have authority and responsibility for assessing and managing the risk

Analysis
- Risks are analysed for impact and probability to determine exposure to the business


Analysis
Evaluation
Mitigation
Identification
monitoring and control
monitoring and control

Evaluation
- Risk exposure is comprehensively reviewed and the risks prioritised in relation to the achievement of business objectives
- Risk evaluation is documented in controlled risk registers showing:
  - the risks that have been identified
  - characteristics of the risk
  - the basis for determining mitigation strategy
  - necessary review and monitoring

Mitigation
- Implementation of action plans to manage, or respond to, the risks
- Robust mitigation strategy subject to regular and rigorous review

Monitoring and control
- Risks and plans are monitored and regularly and rigorously reviewed with significant risks immediately notified through the business reporting functions
- Key risks are reported through the Integrated Business Plan, twice yearly through the Operational Assurance Statement self-assessment and at Quarterly Business Reviews
- The Executive Committee conducts risk workshops to analyse and allocate management responsibility for the management of the most significant non-financial risks to the Group
- The Board and the Audit and Corporate Responsibility committees review risk on a regular basis

Group management of risks

Effective management of risk and opportunity is essential to the delivery of the Group's objectives, achievement of sustainable shareholder value and protection of its reputation. The Group's approach to risk management is to remove or reduce the likelihood and effect of risks before they occur, and deal effectively with problems if they arise. The Group is committed to the protection of its assets, which include human, property and financial resources, through an effective risk management process, underpinned where appropriate by insurance.

The management of risk is linked into the Group's strategy, the environment in which it operates, the Group's appetite for risk and the delivery of the Group's business objectives. The underlying principles are that risks are continuously monitored, associated action plans reviewed, appropriate contingencies are provisioned and this information is reported through established management control procedures.

To enable this process, BAE Systems has developed a system of internal control, the 'Operational Framework' (OF), that encompasses, amongst other things, the mandated policies and core business processes that provide a common framework for how we do business and what it means to be part of BAE Systems.

The Board has overall responsibility for ensuring that risk is effectively managed across the Group and has delegated to the Audit Committee the responsibility for reviewing in detail the effectiveness of the Group's system of internal controls. During the year, the Executive Committee has further enhanced its oversight of material non-financial risks including, in particular, those arising in connection with safety and ethical issues. Close attention has been paid to analysing risks associated with the conduct of international business and new policies and processes have been implemented seeking to provide the highest levels of assurance. The Executive Committee advises the Corporate Responsibility Committee of all matters within the latter's remit.

In order to assist the Committees and the Board in their review, the Group has a self-assessment Operational Assurance Statement (OAS) process. The OAS is in two parts: a self-assessment of compliance with appropriate parts of the OF; and a report showing the key risks for the relevant business. Together with independent reviews undertaken by Internal Audit, and the work of the external auditors, the OAS forms the Group's process for reviewing the effectiveness of the system of internal controls.

Reporting within the Group is structured so that key issues are escalated through the management team, ultimately to the Board if appropriate. The responsibility for risk identification, analysis, evaluation, mitigation, reporting and monitoring rests with line management. Both the Audit Committee and the Corporate Responsibility Committee report the findings of their reviews to the Board so that the Board can form a view.

Further information on the activities of the Board and its Committees is given in the Corporate governance section on pages 54 to 63 of this report.

Five core processes and 27 policies are mandated by the OF, enabling the business to respond appropriately to material risks faced by the Group. As with any system of internal control, the policies and processes that are mandated in the OF are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

Further detail on these business processes and mandated policies is given in the Internal control section of the Corporate governance section on page 60.



Internal Audit
Internal Audit independently reviews the risk identification procedures and control processes implemented by management.

Summary of principal risks

Defence spending

The Group is dependent on defence spending and reductions in such spending could adversely affect the Group.	The Group's core businesses are primarily defence-related, selling products and services directly and indirectly primarily to the US, the UK, the Saudi Arabian and other national governments. In any single market, defence spending depends on a complex mix of political considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Because of these factors, defence spending may be subject to significant fluctuations from year to year. Although the Group expects growth in US defence spending to slow, it believes it is well placed to support the US Department of Defense's likely emphasis on force sustainment, readiness and affordable transformation. The UK defence equipment budget is expected to continue to be constrained, having potential implications for the sustainability of long-term funding for future defence technologies and engineering capabilities in the UK. **Impact** A decrease in defence purchases by the Group's major customers could have a material adverse effect on the Group's future results of operations and financial condition.	**Action** The Board regularly reviews the Group's performance in these markets, and the Executive Committee continues to work closely with customers to ensure the Group strategy is aligned with theirs (refer to the strategy section on page 12).
Certain parts of the Group's business are dependent on a small number of large contracts.	A significant proportion of the Group's revenue comes from a small number of large contracts. These contracts individually are typically worth or potentially worth £1bn or more including, but not limited to, those contracts in the Programmes & Support business group. **Impact** The loss, expiration, suspension, cancellation or termination of any one of these contracts, for any reason, could have a material adverse effect on the Group's future results of operations and financial condition.	
The Group's largest customer contracts are government contracts.	The governments of the United Kingdom, the United States and the Kingdom of Saudi Arabia are the Group's three largest end customers. Any significant disruption or deterioration in the relationship with these governments and a corresponding reduction in government contracts would significantly reduce the Group's revenues. Moreover, companies engaged in the supply of defence-related equipment and services to government agencies are subject to certain business risks particular to the defence industry. These governments could unilaterally cancel, suspend or amend their contractors' funding under existing contracts or eligibility for new contracts potentially at short notice. Terms and risk sharing agreements can also be amended. In addition, the Group, as a government contractor, is subject to financial audits and other reviews by some of its governmental customers with respect to the performance of, and the accounting and general practices relating to, government contracts. As a result of these audits and reviews, costs and prices under these contracts may be subject to adjustment. **Impact** The termination of one or more of the contracts for the Group's programmes by governments, or the failure of the relevant agencies to obtain expected funding appropriations for the Group's programmes, could have a material adverse effect on the Group's future results of operations and financial condition.	
The timing of contracts could materially affect the Group's future results of operations and financial condition.	The Group's operating performance and cash flows are dependent, to a significant extent, on the award of defence contracts and its performance in delivering these contracts. **Impact** Because the amounts payable under these contracts can be substantial, the award or completion of one or more contracts, the timing for manufacturing and delivery of products under these contracts or the failure to receive anticipated orders could materially affect the Group's operating results and cash flow for the periods affected.	

Fixed-price contracts

The Group has fixed-price contracts.	A significant portion of the Group's revenues are derived from fixed-price contracts, although the Group has reduced its exposure to fixed-priced design and development activity which is in general more risk intensive than fixed-price production activity. An inherent risk in these fixed-price contracts is that actual performance costs may exceed the projected costs on which the fixed prices for such contracts are agreed. **Impact** The Group's failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-priced contract may reduce the profitability of such a contract or result in a loss.	**Action** To manage contract-related risks and uncertainties, contracts are managed through the application of the Group's mandated Lifecycle Management (LCM) business process at the operational level and the consistent application of metrics is used to support the review of individual contract performance (refer to page 52 for further information on LCM).

Global market

The Group is exposed to risks inherent in operating in a global market.	BAE Systems is a global company which conducts business in a number of regions, including the Middle East, and, as a result, assumes certain risks associated with businesses with a broad geographical reach. In some countries these risks include, and are not limited to, the following: government regulations and administrative policies could change quickly and restraints on the movement of capital could be imposed; governments could expropriate the Group's assets; burdensome taxes or tariffs could be introduced; political changes could lead to changes in the business environment in which the Group operates; and economic downturns, political instability and civil disturbances could disrupt the Group's business activities. **Impact** The occurrence of any such events could have a material adverse effect on the Group's future operational performance and financial condition.	**Action** The Group has a balanced portfolio with six home markets.

Export controls and other restrictions

The Group is subject to export controls and other restrictions.	A portion of the Group's sales is derived from the export of its products. Many of the products the Group designs and manufactures for military or dual use are considered to be of national strategic interest. The export of such products outside of the jurisdictions in which they are produced is normally subject to licensing and export controls and other restrictions. No assurance can be given that the export controls to which the Group is subject will not become more restrictive, that new generations of the Group's products will not also be subject to similar or more stringent controls, or that political factors or changing international circumstances will not result in the Group being unable to obtain necessary export licences. **Impact** Reduced access to export markets could have a material adverse effect on the Group's future results of operations and financial condition. Failure to comply with export controls and wider regulations could expose the Group to fines and other penalties, including potential restrictions on trading.	**Action** The Group has formal systems and policies in place to ensure adherence to regulatory requirements and to identify any restrictions that could adversely impact the Group's future activities.

Competition

The Group's business is subject to significant competition.

Most of the Group's businesses are focused on the defence industry and subject to competition from multinational firms with substantial resources and capital and many contracts are obtained through a competitive bidding process. The Group's ability to compete for contracts depends to a large extent on the effectiveness and innovation of its research and development programmes, its ability to offer better programme performance than its competitors at a lower cost to its customers, and the readiness of its facilities, equipment and personnel to undertake the programmes for which it competes.

Additionally, in some instances, governments direct to a single supplier all work for a particular programme, commonly known as a sole-source programme. Although governments have historically awarded certain programmes to the Group on a sole-source basis, they may in the future determine to open such programmes to a competitive bidding process.

Government contracts for defence-related products can, in certain countries, be awarded on the basis of home country preference. Therefore, other defence companies may have an advantage over the Group for some defence-related contracts on the basis of the jurisdiction in which they are organised, where the majority of their assets are located or where their officers or directors are located.

Impact
In the event that the Group is unable adequately to compete in the markets in which it operates, the Group's business and results of operations may be adversely affected.

Action
The Group's strong global market positioning, balanced portfolio, leading capabilities and performance continue to address this risk (refer to page 12 for further information on the Group's positioning and portfolio).

Consortia and joint ventures

The Group is involved in consortia, joint ventures and equity holdings where it does not have control.

The Group participates in various consortia, joint ventures and equity holdings, exercising varying and evolving degrees of control. While the Group seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement is inherent in any jointly controlled entity, and particularly in those entities that require the unanimous consent of all members with regard to major decisions, and that specify restricted rights.

Impact
In the event of disagreement within a consortia, joint venture or equity holding and the business arrangement fails to meet its strategic objectives or expected benefits, the Group's business and results of operations may be adversely affected.

Action
The Group has formal systems and procedures in place to monitor the performance of such business arrangements and identity and manage any adverse scenario arising.

Pension funding

The Group is exposed to funding risks in relation to the defined benefits under its pension schemes.

The Group operates certain defined benefit pension schemes. At present, in aggregate, there is an actuarial deficit between the value of projected liabilities of these schemes and the value of the assets they hold. The Group has put in place and is implementing deficit recovery plans in line with agreements reached with the respective scheme trustees based on actuarial advice and the valuation results.

Impact
The amount of the deficits may be adversely affected by a number of factors, including lower than assumed investment returns, changes in long-term interest rate and price inflation expectations, and greater than anticipated improvements in members' longevity. An increase in pension scheme deficits may require the Group to increase the amount of cash contributions payable to these schemes, thereby reducing cash available to meet the Group's other obligations or business needs.

Action
The performance of the Group's pension schemes and deficit recovery plans are regularly reviewed by both the Group and the Trustees of the schemes taking actuarial and investment advice as applicable. The results of these reviews are discussed with the Board and appropriate action taken (refer to page 117 for further details on the Group's retirement benefit plans).

Acquisitions

The Group has experienced growth through acquisitions. Anticipated benefits of acquisitions may not be realised.

The Group has experienced growth through acquisitions and continues to pursue acquisitions in order to meet its strategic objectives. Integrating the operations and personnel of acquired businesses is a complex process. The Group may not be able to integrate the operations of acquired businesses with existing operations rapidly or without encountering difficulties.

Impact

The diversion of management attention to integration efforts and any difficulties encountered in combining operations could adversely affect the Group's business. The failure to manage growth by acquisition while at the same time maintaining adequate focus on the existing assets of the Group, could have a material adverse effect on the Group's business, future results of operations or financial condition.

In addition, failure to integrate acquisitions appropriately creates the risk of impairments arising on goodwill and other intangible assets.

Action

The Group has an established methodology in place to deliver the effective integration of acquisitions.

The Group has an established policy for monitoring impairment risks.

Regional Aircraft

The Group holds a number of regional aircraft on its balance sheet and has provided residual value guarantees in respect of certain regional aircraft sold.

These aircraft are leased, or have been sold, to airline operators.

Impact

Values of regional aircraft are impacted by a range of factors including the financial strength of regional aircraft operators, market demands for regional aircraft and the impact of economic factors on aircraft operating costs.

Reductions in the valuations of these aircraft could result in impairment charges against the carrying value of the aircraft or additional provisions against the guarantees given.

Action

The Group's primary action is to operate an efficient asset management organisation.

Much of the leasing business was underpinned by the Group's Financial Risk Insurance Programme, which makes good shortfalls in actual lease income against originally estimated future income for a 15-year period from 1998 to 2013. Since 2006 BAE Systems and the reinsurers have been in dispute over several areas of the policy. During 2007, agreement was reached with almost all reinsurers and settlements have been paid by them based on the net present value of estimated future claims.

Arbitration proceedings are ongoing in relation to several claims advanced by one reinsurer who has a maximum potential liability under the policy of $145m. These claims are being vigorously defended.

Laws and regulations

The Group is subject to risk from a failure to comply with laws and regulations.

The Group's operations are subject to numerous domestic and international laws, regulations and restrictions. Non-compliance with these laws, regulations and restrictions could expose the Group to fines, penalties, suspension or debarment, which could have a material adverse effect on the Group.

The Group has contracts and operations in many parts of the world and operates in a highly regulated environment. The Group is subject to the laws and regulations of many jurisdictions, including those of the UK and US. These include, without limitation, regulations relating to import-export controls, money-laundering, false accounting, anti-bribery and anti-boycott provisions. From time to time, the Group is subject to government investigations relating to its operations.

Impact

Failure by the Group or its sales representatives, marketing advisers or others acting on its behalf to comply with these laws and regulations could result in administrative, civil or criminal liabilities resulting in significant fines and penalties and/or result in the suspension or debarment of the Group from government contracts for some period of time or suspension of the Group's export privileges.

Action

During the year, the Group has devoted additional resource and further enhanced its mandated procedures designed to ensure compliance with its policies relating to the conduct of international business. The Executive Committee maintains a list of approved export markets arrived at on the basis of a market risk assessment utilising input from externally developed risk assessments. A panel of experts scrutinises all adviser appointments within the Group. Findings of the panel of experts are reviewed by members of the Executive Committee and material market or programme risks are discussed by the Board.

The investigation by the Serious Fraud Office into suspected false accounting and corruption is continuing and the Group continues to co-operate with this investigation. In June 2007, the Company was notified by the US Department of Justice that it had commenced a formal investigation relating to the Group's compliance with anti-corruption laws, including its business concerning the Kingdom of Saudi Arabia.

Exchange rates

The Group is exposed to volatility in currency exchange rates.

The global nature of the Group's business means it is exposed to volatility in currency exchange rates in respect of foreign currency denominated transactions, and the translation of net assets and income statements of foreign subsidiaries and equity accounted investments. The Group is exposed to a number of foreign currencies, the most significant being the US dollar.

Impact

Significant fluctuations in exchange rates to which the Group is exposed could have a material adverse effect on the Group's future results of operations and financial condition.

Action

In order to protect itself against currency fluctuations, the Group's policy is to hedge all material firm transactional exposures, unless otherwise approved as an exception by the Treasury Review Management Committee, as well as to manage anticipated economic cash flow exposures over the medium term. The Group aims, where possible, to apply hedge accounting treatment for all derivatives that hedge material foreign currency exposures.

The Group does not hedge the translation effect of exchange rate movements on the income statement or balance sheet of overseas subsidiaries and equity accounted investments it regards as long-term investments. Hedges are, however, undertaken in respect of investments that are not considered long term or core to the Group.

Additional risks and uncertainties currently unknown to the Group, or which the Group currently deems immaterial, may also have an adverse effect on the financial condition or business of the Group.

The key resources and arrangements the Group uses to achieve its strategic objectives include:
– the people it employs;
– relationships with its customers, subcontractors and other suppliers;
– research and development;
– intellectual property; and
– its capital structure.

The Operational Framework (OF) (page 44) encompasses the mandated policies and core business processes that provide a common framework for how we do business. These mandated policies and core business processes together with our key resources help us to achieve the Group's strategic objectives.

People
Our employees are key to our success, both now and in the future. We invest extensively in education schemes to encourage an interest in science and education amongst school children and support higher levels of education through our apprentice programmes and graduate sponsorship schemes. The Group employs 88,000 people in its subsidiaries, with a further 9,500 employed in joint ventures. The workforce encompasses a broad range of skills and experience delivering a full range of products and services for air, land and naval forces as well as advanced electronics, information technology solutions and customer support services.

The Group aims to get the best from its employees by treating them with respect, creating a supportive workplace and giving them opportunities for development. This helps the Group attract and retain highly talented people who can deliver the products and services customers need.

Performance Centred Leadership (PCL), the Group's integrated approach to managing leadership performance, development and reward, is critical to the Group achieving its strategic objective of continuing to embed a high-performance culture. PCL addresses the setting of objectives and performance assessment together with the determination of reward, development needs and potential. The process was applied to 600 leaders at its launch in 2000 and is now deployed to over 6,200 executives globally across all of the Group's operations. It drives business success by linking individual's goals with the wider goals of the organisation, enabling employees to understand how their own success contributes to the success of the Group. PCL is a core business process mandated by the OF to be used across the Group.

All employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality, ethnic origin, religion, age or disability, subject only to considerations of national security. The Group's policy is to provide, wherever possible, employment opportunities for disabled people and to ensure that disabled people joining the Group and employees who become disabled whilst in our employment benefit from training and career development opportunities.

The Group has put into place a number of ways of consulting with employees and providing them with information on the performance of the Group and other matters that affect them. The effectiveness of the communication process is assessed regularly with the aim of ensuring continual improvement so as to provide employees with the information they want by the most effective means.

Employees are actively encouraged to become shareholders in the Company by way of all-employee share schemes.

Honours In the UK, the following individuals were honoured in Her Majesty the Queen's 2008 New Year Honours lists:

CBE:	Murray Easton and Alan Garwood
OBE:	Vic Emery
MBE:	Dave Blacker

Further details on the approach to employee engagement and development are detailed on pages 37 to 43 in the Corporate responsibility section of this report.

Relationships with customers
The Group regards the relationship with its customers as a key discriminator in a competitive industry. Its core businesses are mostly defence related, selling products and services primarily to the US, the UK, the Saudi Arabian and other national governments, both directly and indirectly with other defence and aerospace companies. In many cases these relationships extend over decades and span the full product and service lifecycle from the initial concept definition, through the system development phase, into production and then on to support for the system in service.



Apprenticeships
The BAE Systems Advanced Apprenticeship programme is one of the largest such schemes in the UK. At any one time, the Group has up to 1,000 young people employed on its numerous training programmes.



BAE Systems wins Sun Microsystems' Supplier Award
BAE Systems was named Meritorious Performance Supplier in Sun Microsystems' 2007 Supplier Awards programme. The Supplier Awards recognise companies that make outstanding contributions to Sun Microsystems' record of delivering superior technology, quality service and excellent value to its customers.

Resources (continued)



UK Association for Project Management (APM) Awards
In 2007, ATTAC (the Availability Transformation: Tornado Aircraft Contract) (see page 16) was awarded 'Project of the Year' by the UK APM.

This lifecycle approach is used as the basis of one of the Group's core business processes.

Lifecycle Management (LCM) The OF mandates the use of LCM across the Group. LCM provides a structured approach to managing the Group's commitments and investments throughout product and project lifecycles, promoting the application of best practice management and facilitates continuous improvement.

Throughout this lifecycle the Group engages extensively with its customers and undertakes customer satisfaction surveys as part of its drive for continuous performance improvement.

Increasingly contracts are being awarded for the delivery of a capability, rather than just a product. Reflecting this new approach, traditional customer relationships are evolving into long-term partnerships with governments and their armed forces.

Managing subcontractors and other suppliers
Managing major subcontracts is a key strategic capability. Expenditure on subcontractors represents a significant portion of project cost and, therefore, effective management of this expenditure is a key value driver for our Group. The benefits of capability-based contracting, combined with ongoing budget pressures, are leading many customers to demand a more integrated, partnering, approach to meeting their requirements. Transforming relationships with suppliers is an essential part of developing systems integration and through-life management capabilities. BAE Systems is committed to improving supply chain relationships and working together with other companies, large and small, in each of the Group's home markets to deliver better value and innovation for its customers.

BAE Systems is a founder of the UK aerospace and defence 21st Century Supply Chain (SC21) programme, designed to coordinate multiple customers with suppliers in improving supplier management and development through using common processes in a coordinated way, thereby reducing duplication. BAE Systems supports SC21 by providing the project director for the industrial programme, coordinating the 16 primes and tier one companies, managing the industrial implementation plan (including over 100 suppliers) and interfacing with the UK MoD. BAE Systems has also implemented the SC21 principles and processes across its own Supply Chain Excellence improvement programme, and is leading improvement work with 11 of the industrial plan suppliers. Several common improvement plans are in place, coordinating the improvement requirements of the supplier and its other aerospace and defence customers.

The Group's Centre for Performance Excellence has identified best practices in managing major subcontracts from across BAE Systems and industry. These best practices are being embedded in the Group's processes, guidance and training to help deliver on commitments to customers. This directly aligns with the Group's strategic objectives of enhancing programme execution capabilities, sharing of best practice between the Group's global businesses and embedding a high-performance culture.

Research and development (R&D) and intellectual property
The continued development of the Group's technological capabilities and expertise is key to achieving the Group's strategic objectives. The Group is engaged in a significant R&D programme in support of the platforms, systems and services that it provides to its customers. This covers a wide range of work and includes performance innovations, improvements to manufacturing techniques and technology to improve the through-life support of products.

The development and demonstration of capabilities in networked systems, and enabling interoperability, is an important area of focus in both the UK and the US. Long-term research is undertaken through partnerships with the academic sector and in the Group's Advanced Technology Centre and Systems Engineering Innovation Centre. Application of this research is managed by the Group's business units through business focused R&D programmes. Customers fund directly much of the near-term product development work undertaken by the Group. Total R&D expenditure for the Group amounted to £1,460m (2006 £1,248m), of which £176m (2006 £162m) was funded by the Group.

Intellectual property is created every day, in every part of the Group. It takes many forms, not only tangible products but also 'know how' developed over the years. The Operational Framework mandates a policy to protect the Group's intellectual property through appropriate use and observance of intellectual property law, so that returns made from the investment in R&D and technological innovation are protected.

The Group filed patent applications covering over 100 new inventions in 2007 in support of its global businesses, and has a total portfolio of patents and patent applications covering more than 1,500 inventions worldwide.

Corporate governance



Typhoon with Paveway air-to-surface weapon load.

Board of directors

The Board


1
2
3
4
5
6

Chairman

1. Dick Olver FREng[3, 4]
Dick Olver was appointed as Chairman in 2004. A civil engineer, Dick Olver joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed deputy group chief executive of BP in 2003, stepping down from that position when he assumed the chairmanship of BAE Systems. Dick Olver chairs the Board's Nominations Committee and the Non-Executive Directors' Fees Committee. He is a non-executive director of Reuters Group plc, a Fellow of the Royal Academy of Engineering and a member of the Royal Academy Council and the Trilateral Commission.
Appointed: 2004 Age: 61

Executive directors

2. Mike Turner CBE[4]
Chief Executive
Mike Turner was appointed as Chief Executive in 2002, having been a Chief Operating Officer since 1999. He is a non-executive director of Lazard Limited and a former non-executive director of Babcock International Group Plc and The Peninsular and Oriental Steam Navigation Company (P&O).
Appointed: 1994 Age: 59

3. Walt Havenstein[4]
Chief Operating Officer, President and CEO, BAE Systems, Inc.
Appointed to the Board on 2 January 2007, Walt Havenstein is President and CEO of BAE Systems, Inc. He was previously President of the Company's US-based Electronics & Integrated Solutions business. He was President of the Sanders defence electronics business prior to it being acquired by the Company from Lockheed Martin in 2000. A graduate of the US Naval Academy, he served 12 years in the US Marine Corps.
Appointed: 2007 Age: 58

4. Ian King
Chief Operating Officer, UK and Rest of World
Appointed to the Board on 1 January 2007, Ian King was previously Group Managing Director of the Company's Customer Solutions & Support business and, prior to that, Group Strategy and Planning Director. Immediately prior to the BAe/MES merger he was Chief Executive of Alenia Marconi Systems, having previously served as Finance Director of Marconi Electronic Systems. He is a non-executive director of Rotork plc.
Appointed: 2007 Age: 51

5. George Rose
Group Finance Director
George Rose was appointed Group Finance Director in 1998. Prior to joining the Company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel. He is a Fellow of the Chartered Institute of Management Accountants.
Appointed: 1998 Age: 55

Non-executive directors

6. Phil Carroll[2, 3]
Phil Carroll is a former chairman and chief executive of Fluor Corporation and a former president and chief executive of Shell Oil Company Inc. He was appointed by the US Department of Defense in 2003 to serve as the first Senior Adviser to the Iraqi Ministry of Oil. He is a former non-executive director of Scottish Power plc.
Appointed: 2005 Age: 70

7. Michael Hartnall[1]
Michael Hartnall is a former finance director of Rexam plc, prior to which he held senior positions with a number of manufacturing companies. He is a non-executive director of Lonmin plc and a former non-executive director of Elementis plc. Michael Hartnall chairs the Board's Audit Committee. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Appointed: 2003 Age: 65

1 member of the Audit Committee
2 member of the Corporate Responsibility Committee
3 member of the Nominations Committee
4 member of the Non-Executive Directors' Fees Committee
5 member of the Remuneration Committee


7
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12

8. Andy Inglis[2]
Appointed to the BAE Systems Board on 13 June 2007, Andy Inglis is a director of BP p.l.c. He is a member of the BP executive management team, and is also chief executive of BP's Exploration & Production business. He is a Fellow of the Royal Academy of Engineering and a Fellow of the Institute of Mechanical Engineers.
Appointed: 2007 Age: 48

9. Sir Peter Mason[1, 3]
Sir Peter Mason is the non-executive chairman of Thames Water and a non-executive director of Acergy S.A. He was formerly chief executive of AMEC plc, executive director of BICC plc, chairman and chief executive of Balfour Beatty Limited and chief executive of Norwest Holst Group PLC. Sir Peter has been nominated the Board's Senior Independent Director.
Appointed: 2003 Age: 61

10. Roberto Quarta[1, 5]
Roberto Quarta is a partner in the private equity firm Clayton, Dubilier & Rice, in connection with which he serves as chairman of Rexel SA and Italtel. He was previously chairman and chief executive of BBA Group plc, an executive director of BTR plc and a non-executive director of PowerGen plc and Equant NV.
Appointed: 2005 Age: 58

11. Sir Nigel Rudd[2, 5]
Sir Nigel Rudd is currently chairman of BAA Limited and Pendragon plc and deputy chairman of Barclays PLC. He was formerly chairman of Alliance Boots Group PLC and Pilkington plc. He also holds a number of other public appointments, including chairman of the CBI's Boardroom Issues Group. Sir Nigel chairs the Board's Remuneration Committee. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Appointed: 2006 Age: 61

12. Peter Weinberg[2, 5]
Peter Weinberg is a partner at Perella Weinberg Partners, a financial services firm. He was previously chief executive officer of Goldman Sachs International where he was co-head of the Partnership Committee, and prior to that was co-head of the Global Investment Banking Division. He joined Goldman Sachs in 1988 and became a partner in 1992. Peter Weinberg chairs the Board's Corporate Responsibility Committee.
Appointed: 2005 Age: 50

Each of the seven non-executive directors listed above is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Company Secretary
David Parkes

Corporate governance

Our governance framework



"As Chairman, my principal duty is to ensure that BAE Systems is headed by an effective board that is accountable to shareholders for the Company's performance."

Dick Olver Chairman

This section of the report deals with how the Board and its committees discharge their duties and how we apply the principles in the UK's Combined Code on Corporate Governance. Over the page you will find detailed statements concerning our compliance with the provisions of the Code. However, first I would like to highlight certain corporate governance matters and developments during the year.

At the end of last year the Financial Reporting Council issued the results of its review of the Combined Code. It reported that investors perceived that there had been a continued improvement in overall governance standards of UK companies since the introduction of the Code. I am pleased that the efforts made by companies such as ours in seeking to continually improve and stay at the forefront of corporate governance best practice are recognised.

Standards and values

As the Combined Code states, boards should set the values and standards for a company. To provide the BAE Systems Board with the best possible guidance on governance in this area, earlier this year we appointed an independent committee headed by a former Lord Chief Justice of England and Wales, Lord Woolf. In forming the committee to study and publicly report upon its policies and processes, the Company seeks to:

> "garner and implement recommendations which enable the Company to maintain a leadership position in ethical business practice amongst comparable industry peers; and
>
> further enhance the publicly available level of assurance regarding the accuracy of its assertions as to its policy, processes and conduct."

The Woolf Committee is to publish its report in due course and the Board has agreed to act on its recommendations.

I see the formation of the Woolf Committee as positive affirmation of the Board seeking to continually improve, and in the area of business ethics not only achieve best practice but provide leadership.

Succession planning
Ensuring that we have the right people running the Company is one of the Board's core governance duties. Last year I reported on the new processes introduced by the Nominations Committee to identify and oversee the development of over 50 employees from across the Group. These individuals form the backbone of the Company's senior management resource and in the future candidates for appointment to the Board are likely to be drawn from amongst them. Overseeing the management of their development is a key responsibility for the Board and the Nominations Committee.

A review of management resources was completed in November last year and I am pleased to report that we have a good number of quality succession candidates across the current senior management roles in the Group. These individuals cover the range from 'ready now' to those candidates who we believe have the potential to take up the most senior positions in several years' time. In some areas we have identified a need in the succession plans for greater 'bench strength'. Where this is the case we are working at achieving full coverage. In addition, we have augmented our strategic management development activities to address certain common development requirements identified by our development and succession planning processes.

Naturally, the Chief Executive position is covered by these processes and with Mike Turner due to retire later this year the Nominations Committee has been actively engaged since last November on who should succeed him. As mentioned above, the Company has comprehensive succession planning and management evaluation processes and these have been of great assistance. In line with best practice, the Nominations Committee has also initiated an external search for suitable candidates for the Chief Executive position, with the aim of ensuring that the individual that the Board ultimately chooses to appoint is the best person available for the job. Progress is being made and we hope to be in a position to announce a successor later this year.

Board appointments
During the year Andy Inglis joined the Board in a non-executive capacity. As a director of BP p.l.c. he has excellent large global company experience as well as having considerable international project execution experience.

We have agreed that as a Board, in addition to the chairman, we should aim to have eight non-executive and four executive directors. With Ulrich Cartellieri having retired last September and Peter Weinberg due to retire from the Board at the Annual General Meeting (AGM) in May, the Nominations Committee has been active and I am pleased that Ravi Uppal will be joining the Board as a non-executive director in April. Search activity continues with a view to appointing an additional non-executive director later this year.

We need not only the right mix of knowledge, skills and experience around the Board table but also we have to be in a position to resource effectively the Board's committees. This is an important consideration because, as with the Audit and Remuneration committees, we believe the membership of the Corporate Responsibility Committee should be formed exclusively of independent non-executive directors.

Board committees
The role that board committees play in the UK's corporate governance structure should not be underestimated. As we seek to continually improve the effectiveness of our governance processes the demands on the committees have increased. The table on page 59 detailing the attendance of directors at board committee meetings during the year shows that a total of 26 meetings were held last year; this compares with 17 meetings five years ago – over a half more.

A unitary board containing a good number of both executive and non-executive directors is an excellent forum within which to develop and challenge strategy and provide entrepreneurial leadership for a company. However, certain responsibilities can only be undertaken effectively by directors who are independent of the activities they are required to oversee. The Audit and Remuneration committees are obvious examples of this, but this applies equally to the Corporate Responsibility Committee. You will find a report from this committee on page 63, but I would like to highlight in particular the role it has in overseeing compliance with the highest standards of ethical behaviour by all Group employees and also in overseeing our performance in keeping our employees safe and healthy in the workplace. With Peter Weinberg retiring from the Board, Andy Inglis has been appointed to succeed him as chairman of the Corporate Responsibility Committee, having first been nominated for appointment to this position by the Nominations Committee.

Board performance evaluation
I mentioned earlier the recent report on the Combined Code by the Financial Reporting Council. Reporting on its consultative exercise, it had the following to say on the subject of board performance evaluation:

> "A number of respondents singled out the Code's recommendation that boards should carry out regular evaluations of their performance as having been particularly beneficial. This view was endorsed by the chairmen of the FTSE 350 companies surveyed by Independent Audit, of whom over 90% had found the exercise to be useful."

I am a big believer in performance evaluation, as this is a fundamental part of performance improvement. As a Board we have just completed our fourth such performance evaluation. This exercise covered the performance of the Board, its committees and that of the individual directors.

The Board evaluation includes a review of the Board's effectiveness, the effectiveness of each board committee, and an assessment of each board director. One-on-one feedback discussions between the Chairman and each director occur in the first quarter of the year. The table overleaf details some of the objectives that the Board has agreed as a result of the evaluation process.

Board performance evaluation – objectives

2007 Objectives

- Continue the work started in 2006 on succession planning, with a focus on the support and development of the next generation of senior executives and also the identification and enhancement of the Group's management bench strength.
- Develop further the work the Board has initiated on financial performance monitoring and looking at project and programme KPIs in more detail.
- Build on current non-financial performance monitoring, including the Corporate Responsibility Committee's focus on corporate reputation issues.
- Provide additional opportunities for non-executive directors to meet to discuss issues independently and with the Chief Executive.

2007 Achievements

- Good progress made on succession planning with greater coverage across all senior executive succession plans. New senior management programme rolled out to address the common development needs identified during succession planning activities.
- The Board reviewed programme and project KPIs regularly and uses these alongside standard financial measures to monitor the Company's performance.
- The Board and Corporate Responsibility Committee have overseen the development of new non-financial risk processes. More work will be done in this area in 2008, aligning with Woolf Committee recommendations.
- Additional opportunities were made available for the non-executive directors to meet to discuss issues informally as a group and with the Chief Executive present.

2008 Objectives

- Engage non-executive and executive directors in dialogue to ensure smooth and transparent selection and transition of the new Chief Executive.
- Board to conduct additional site visits as part of its meeting programmes. Use the visits as an opportunity to meet with senior management to support succession planning.
- Understand and review the competencies, processes and culture required to support the Company's increasingly global position.
- Ensure that ethical and reputational implications of strategic growth options are explored and understood. Plan for and commence embedding the Woolf Committee recommendations.
- Keep attention focused on programme KPIs.

When we started the evaluation process in 2004 I was keen to use an external facilitator to conduct individual interviews with each director. No evaluation process is perfect but I believe our approach does allow us to deal effectively with not only the procedural or administrative aspects of how we operate but also some of the behavioural aspects of performance. As Chairman, it is important I receive full and frank feedback on my own performance and I receive this each year from our Senior Independent Director after he has met with the facilitator.

Shareholder communication
Finally, I would like to highlight the importance I place on communications with our shareholders and the central role the AGM plays in this. I want attendance at our AGM to be an interesting and worthwhile experience, allowing directors to report on their stewardship of the Company and to answer shareholders' questions on this. I hope as many shareholders as possible are able to attend and participate in the meeting on 7 May.



Dick Olver
Chairman

Applying the principles of the Combined Code on Corporate Governance

The Board has structured its activities so as to incorporate the main and supporting principles in the UK's Combined Code, recognising these to be a sound statement of accepted good practice for a company such as BAE Systems. The core activities of the Board and its committees are documented and planned on an annual basis but this only forms the basic structure within which the Board operates. The directors are required to provide entrepreneurial leadership for the Company, relying on the business skills and judgement that each director possesses. The governance structure recognises this essential human element and the role of the Chairman in ensuring that decisions are made by the directors within a framework of prudent and effective controls.

The Board has adopted a document, the Board Charter, in which there is a statement of governance principles that guide the activities of the Board and also details of the roles of the Chairman, Chief Executive and the Senior Independent Director. The governance principles reflect the main and supporting principles contained in the Combined Code and cover the following:

- Strategy – reviewing and agreeing strategy;
- Performance – monitoring the performance of the Group and also evaluating its own performance;
- Standards and Values – setting standards and values to guide the affairs of the Group;
- Oversight – ensuring an effective system of internal controls is in place, ensuring that the Board receives timely and accurate information on the performance of the Group and the proper delegation of authority; and
- People – ensuring the Group is managed by individuals with the necessary skills and experience and that appointments to the Board are managed effectively.

The Board Charter states that the Chief Executive is responsible for the leadership and operational management of the Company within the strategy and business plan agreed by the Board. Included within the Charter is a schedule of matters that have been reserved for the Board's decision. These include approving the vision, values, principles of ethical conduct, overall governance structure of the Company and its strategy and business plans. Within the Board's delegated authorities it has reserved for itself, amongst other things, certain decisions concerning contract bids and tenders, acquisitions and disposals of businesses, capital expenditure and Company-funded product development expenditure.

A copy of the Board Charter can be found on the Company's website, or alternatively, can be obtained from the Company Secretary.

Compliance with the provisions of the Combined Code

Compliance statement

The Company was compliant with the provisions of the Combined Code on Corporate Governance throughout 2007.

The Board

The Board comprises a non-executive chairman, seven non-executive directors and four executive directors.

The Board considers all of the non-executive directors, with the exception of the Chairman, to be independent for the purposes of the Combined Code. Each of these directors have been identified on pages 54 and 55 of this report.

Peter Weinberg was appointed to the Board in 2005. As Mr Weinberg was a senior director of Goldman Sachs Inc. (an investment bank that provides services to BAE Systems) the Board addressed the issue of his independence prior to his appointment in light of provision A.3.1 of the Combined Code concerning the possible existence of a 'material business relationship' between the director and the Company or between the Company and a party with which the director is a major shareholder, senior employee, partner or director. It determined that he was independent for the purposes of the Combined Code, notwithstanding the relationship with Goldman Sachs. The reasons for reaching this conclusion were:

- Goldman Sachs is a very large organisation with many clients. BAE Systems is therefore just one of many clients it has worldwide and the fees earned from its relationship with the Company represent a very small part of its total revenues. As a consequence, the Board believes that the relationship between the Company and Goldman Sachs does not represent 'a material business relationship'; and
- prior to his appointment to the Board, Mr Weinberg had no involvement with BAE Systems and none of the executive directors or the Chairman had had any business dealings with him.

Mr Weinberg ceased to be associated with Goldman Sachs in 2006.

In 2007 the Board was scheduled to meet eight times and in addition one day was spent reviewing strategy. Additional Board meetings are called as required and in total the Board met 12 times during the year.

The Board has appointed Sir Peter Mason as the Senior Independent Director. Amongst the duties undertaken by Sir Peter during the year was to meet with the non-executive directors without the Chairman present to appraise the Chairman's performance.

The attendance by individual directors at meetings of the Board and its committees in 2007 was as follows:

Director	Board	Audit Committee	Corporate Responsibility Committee	Nominations Committee	Remuneration Committee	Non-Executive Directors' Fees Committee
Professor S Birley[1]	3 (5)	–	1 (1)	–	3 (3)	–
Mr P Carroll	11 (12)	–	5 (5)	7 (8)	–	–
Dr U Cartellieri[2]	8 (9)	3 (3)	–	–	–	–
Mr C V Geoghegan	10 (12)	–	–	–	–	–
Mr M J Hartnall	12 (12)	4 (4)	–	–	–	–
Mr W Havenstein	11 (12)	–	–	–	–	1 (1)
Mr A G Inglis[3]	6 (6)	–	2 (2)	–	–	–
Mr I G King	11 (12)	–	–	–	–	–
Sir Peter Mason	10 (12)	3 (4)	–	7 (8)	–	–
Mr S L Mogford[1]	3 (5)	–	–	–	–	–
Mr R L Olver	12 (12)	–	–	8 (8)	–	1 (1)
Mr R Quarta	9 (12)	1 (1)[4]	–	–	8 (8)	–
Mr G W Rose	12 (12)	–	–	–	–	–
Sir Nigel Rudd	11 (12)	–	5 (5)	–	8 (8)	–
Mr M J Turner	12 (12)	–	–	–	–	1 (1)
Mr P A Weinberg	10 (12)	–	5 (5)	–	7 (8)	–

Figures in brackets denote the maximum number of meetings that could have been attended.

1 retired from the Board on 9 May 2007
2 retired from the Board on 26 September 2007
3 appointed to the Board on 13 June 2007
4 in attendance at three additional meetings when not a member of the Committee

The Company's Articles of Association require that all new directors seek re-election to the Board at the following AGM. In addition, all directors are required to stand down and seek re-election to the Board at least once every three years.

The Board has set out in the Notice of Annual General Meeting (enclosed with this report) their reasons for supporting the re-election of those directors seeking re-election at the forthcoming AGM.

Internal control
The Board has conducted a review of the effectiveness of the Group's system of internal controls, including financial, operational and compliance controls and risk management systems, in accordance with the Combined Code and the Turnbull guidance (as revised).

BAE Systems has developed a system of internal control that was in place throughout 2007 and to the date of this report, that encompasses, amongst other things, the policies, processes, tasks and behaviours that taken together, seek to:

- facilitate the effective and efficient operation of the Company by enabling it to respond appropriately to significant operational, financial, compliance and other risks that it faces in carrying out its business;
- assist in ensuring that internal and external reporting is accurate and timely and based on the maintenance of proper records supported by robust information gathering processes; and
- assist in ensuring that the Company complies with applicable laws and regulations at all times and also internal policies in respect of the standards of behaviour and conduct mandated by the Board.

Reporting within the Company is structured so that key issues are escalated through the management team ultimately to the Board if appropriate. The Operational Framework provides a common framework across the Company for operational and financial controls and is reviewed on a regular basis by the Board. The business policies and processes detailed within the Operational Framework draw on global best practice and their application is mandated across the organisation. Lifecycle Management (LCM) is such a process and promotes the application of best practice programme execution and facilitates continuous improvement across the Group. It considers the whole life of projects from inception to delivery into service and eventual disposal, and its application is critical to our capability in delivering projects to schedule and cost.

Further key processes are Integrated Business Planning (IBP), Quarterly Business Reviews (QBR) and Performance Centred Leadership (PCL). The IBP, approved annually by the Board, results in an agreed long-term strategy for each business group, together with detailed near-term budgets. The QBRs, chaired by the Chief Operating Officers, evaluate progress against the IBP and business performance against objectives, measures and milestones. PCL drives business success by linking individual goals to those of the organisation enabling employees to understand how their own success contributes to the success of the whole business.

Whilst the quality of the control processes is fundamental to the overall control environment, the consistent application of these processes is equally important. The consistent application of world-class control processes is a key management objective.

The Company is committed to the protection of its assets, which include human, property and financial resources, through an effective risk management process, underpinned where appropriate by insurance.

The Internal Audit team independently reviews the risk identification procedures and control processes implemented by management. It provides objective assurance as to the operation and validity of the systems of internal control through a programme of cyclical reviews making recommendations for business and control improvements as required.

The Board has delegated to the Audit Committee responsibility for reviewing in detail the effectiveness of the Company's system of internal controls. Having undertaken such reviews, the Committee reports to the Board on its findings so that the Board as a whole can take a view on this matter. In order to assist the Audit Committee and the Board in this review, the Company has developed the Operational Assurance Statement (OAS) process. This has been subject to regular review over a number of years, which has resulted in a number of refinements being made.

The OAS requires that each part of the business completes a formal review of its compliance against the Operational Framework, including operational and financial controls and risk management processes. It is signed-off by the managing director of every line of business and relevant functional directors. The OAS is completed every six months and includes a formal assessment of business risk.

The overall responsibility for the system of internal control within BAE Systems rests with the directors of the Company. Responsibility for establishing and operating detailed control procedures lies with the line leaders of each operating business.

In line with any system of internal control, the policies and processes that are mandated in the Operational Framework are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The responsibility for internal control procedures with joint ventures and other collaborations rests, on the whole, with the senior management of those operations. The Company monitors its investments and exerts influence through Board representation.

Going concern
After making due enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Relations with shareholders
The Company has a well-developed investor relations programme managed by the Chief Executive, Group Finance Director and Investor Relations Director. In addition, the Chairman is in regular contact with major shareholders and looks to keep them informed of progress on corporate governance matters. In order to assist in developing an understanding of the views of major shareholders, each year the Company commissions a survey of investors undertaken by external consultants. The results of the survey are presented to the Board.

The Company maintains a comprehensive Investor Relations website that provides, amongst other things, information on investing in BAE Systems and copies of the presentation materials used for key shareholders presentations. This can be accessed via the Company's website, www.baesystems.com.

The AGM provides all shareholders with the opportunity to develop their understanding of the Company and ask questions on the matters put to the meeting including this Annual Report. All shareholders are entitled to vote on the resolutions put to the AGM and, to ensure that all votes are counted, the Company's Articles of Association requires that a poll is taken on all the resolutions in the Notice of Meeting. The results of the votes on the resolutions will be published on the Company's website.

Audit Committee report



Michael Hartnall
Audit Committee
Chairman

Members
Michael Hartnall (Chairman)
Sir Peter Mason
Roberto Quarta

During the year, Dr Ulrich Cartellieri was a member of the Committee until his retirement from the Board on 26 September 2007.

Responsibilities

- **Reviewing the effectiveness of the Company's financial reporting, internal control policies and procedures for the identification, assessment and reporting of risk.**
- **Monitoring the role and effectiveness of the Internal Audit function including approving the appointment or removal of the Head of Internal Audit.**
- **Considering and making recommendations to the Board on the appointment of the Auditors.**
- **Keeping the relationship with the Auditors under review, including the terms of their engagement and fees, their independence and their expertise, resources and qualifications.**
- **Monitoring the integrity of the Company's financial statements.**
- **Reviewing significant financial reporting issues and judgements.**

The full terms of reference of the Audit Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Audit Committee was in place throughout 2007 during which all its members were non-executive directors deemed to be independent in accordance with provision A.3.1 of the Combined Code.

The Committee is chaired by Michael Hartnall who is a chartered accountant and has relevant experience of serving as a finance director of a large UK listed company.

The Committee normally asks that the Chief Executive, Group Finance Director and Head of Internal Audit attend its meetings. However, during the year the Committee held individual meetings without Company executives present, with only the Head of Internal Audit present and also with only the external auditors present.

The Committee met four times in 2007.

Activities
One of the Committee's principal duties is to review the effectiveness of the Group's internal control processes. Robust internal controls are essential. They ensure that the information on the performance of the Company is accurate and timely, thereby assisting management and directors in the effective management of the Group. They are also essential in ensuring that the Group complies with law and regulations including those that concern external reporting. As in previous years, the Committee received a report and presentation from the Auditors summarising the findings of their review of the Group's control environment. In addition, the Committee received reports on control matters from the Internal Audit function and, as explained on page 60, twice during the year it reviewed the findings from the Group's Operational Assurance Statement process.

One of the Committee's key responsibilities is monitoring the effectiveness of the Company's Auditors and Internal Audit function. Each year the Committee reviews the results of an internal evaluation of the performance of the Internal Audit function that looks at its effectiveness in terms of work planning, the skills and experience available to the function, quality of reporting, implementation of audit recommendations and its independence. In addition, last year the Committee commissioned an independent third party to provide the Committee with an external view of the effectiveness of the Internal Audit function – this being in line with best practice recommended by the Institute of Internal Auditors.

An evaluation of the effectiveness of the Auditors, KPMG Audit Plc, was completed during the year.

The Committee accepts that certain work of a non-audit nature is best undertaken by the Auditors. The Audit Committee reviews the amount and nature of non-audit work undertaken by the Auditors during the year and has agreed that, whilst it believes it is not appropriate to manage such work by limiting it to a certain percentage of audit work, such work should be controlled to ensure that it does not compromise the independence of the Auditors. Consequently, the Committee has agreed the following rules to control the quantity and the nature of the work undertaken by the Auditors:

- any non-audit work to be undertaken by the Auditors in excess of £250,000 to be authorised by both the Chairman of the Audit Committee and the Group Finance Director;
- no partner/director of the Auditor's worldwide audit team is to be employed by the Company within two years of the conclusion of a relevant audit;
- no qualified member of the worldwide audit team at manager level or below is to be employed by the Company within two years of the conclusion of a relevant audit; and
- no partner/director of the Auditors not associated with the audit is to be employed by the Company without the approval of the Group Finance Director and the Chairman of the Audit Committee.

As part of the Committee's annual schedule of meetings, a meeting is held at one of the Company's operations so that members of the Committee can meet management and develop a greater understanding of various aspects of the Company. This year a meeting of the Committee was held at the Woodford site in the UK where the Regional Aircraft business and Nimrod MR4A programme were reviewed.

The Audit Committee also undertook the following during 2007:

- reviewed the effectiveness of the Group's internal controls and the disclosures made in the Annual Report on this matter;
- reviewed the output from the Group-wide process used to identify, evaluate and mitigate risk;
- received a report from the Auditors on their review of the effectiveness of the controls across the Group;
- reviewed the financial statements in the 2006 and 2007 Annual Report and the Interim Report issued in August 2007, and received a report from the Auditors on the statements;
- reviewed and agreed the approach and scope of the audit work to be undertaken by the Auditors;
- agreed the fees to be paid to the Auditors in respect of the 2007 audit;
- received a report from the Head of Internal Audit on the work undertaken by the Internal Audit function;
- undertook an assessment of fraud risks;
- reviewed proposals concerning the Group's periodic financial reporting obligations;
- reviewed the Group's procedures for disclosing information to the Auditors and the statement concerning such disclosures in the Annual Report;
- reviewed the Committee's terms of reference; and
- reviewed the effectiveness of the Company's helpline procedures in respect of the reporting of possible accounting, financial control and other financial irregularities.

On behalf of the Audit Committee

Michael Hartnall
Audit Committee Chairman

Nominations Committee report



Dick Olver
Nominations Committee Chairman

Members
Dick Olver (Chairman)
Phil Carroll
Sir Peter Mason

Responsibilities

- **Reviewing regularly the structure, size and composition of the Board and making recommendations to the Board on any desired changes.**
- **Identifying and nominating for the Board's approval suitable candidates to fill vacancies for non-executive and, with the assistance of the Chief Executive, executive directors.**
- **Planning for the orderly succession of new directors to the Board.**
- **Recommending to the Board the membership and chairmanship of the Audit and Remuneration committees.**

The full terms of reference of the Nominations Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Nominations Committee was in place throughout 2007. It is chaired by the Chairman of the Company. Whilst he is not deemed to be independent, the other two members of the Committee are independent non-executive directors in accordance with provision A.3.1 of the Combined Code.

The Committee normally asks the Chief Executive and Group Human Resources Director to attend its meetings. However, during the year the Committee did meet without Company executives present.

The Committee met eight times in 2007.

Activities
The Committee is responsible for nominating suitable candidates for appointment to the Board – in both executive and non-executive capacities. When the Committee identifies a need to recruit new non-executive directors, a profile of the ideal candidate is produced based on the skills and experience required. The Company is increasingly global and looks beyond both the UK and the US to identify the right people. Search consultants have an important role to play in identifying suitable candidates based on the Committee's requirements. In 2007, The Zygos Partnership was engaged to assist in such search activities.

Each year the Committee undertakes a detailed review of the Company's management resources and the succession plans for all senior executive positions. The Committee is interested in both the quality of management resource and also its depth, looking at who is ready to take on specific management positions now, as well as who is likely to come through in the next couple of years and beyond. The Committee also monitors the development of senior management, ensuring that individual development plans are in place.

Overseeing the process for the appointment of executive directors is the most important task that the Committee has to perform. As reported on page 57, the Committee is undertaking the task of finding the right person to succeed Mike Turner when he retires later this year. This process was started last year and the Committee is committed to doing this in line with best practice, reviewing rigorously both external and internal candidates.

On behalf of the Nominations Committee

Dick Olver
Nominations Committee Chairman

Corporate Responsibility Committee report



Peter Weinberg
Corporate Responsibility Committee Chairman

Members
Peter Weinberg (Chairman)
Phil Carroll
Andy Inglis
Sir Nigel Rudd

Responsibilities

- **Assisting the Board on overseeing the development of strategy and policy on social, environmental and ethical matters.**
- **Monitoring and reviewing the Company's performance in managing social, environmental, ethical and reputational risk.**
- **Overseeing and supporting key stakeholder engagement on social, environmental and ethical issues.**

The full terms of reference of the Corporate Responsibility Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Corporate Responsibility Committee was in place throughout 2007 during which all its members were non-executive directors deemed to be independent in accordance with provision A.3.1 of the Combined Code.

The Committee normally asks the Head of Internal Audit, Group Human Resources Director, Group General Counsel and Corporate Responsibility Director to attend its meetings.

The Committee met five times in 2007.

Activities
Corporate responsibility concerns a company's economic, social and environmental impact. All companies are different when it comes to their impact in these areas and therefore it is important for the Corporate Responsibility Committee to focus on the areas of corporate responsibility that are of particular importance for BAE Systems. The Committee has therefore agreed that its prime focus should be ethics and health and safety. However, it also deals with a range of other areas, including matters such as workforce diversity and a range of environmental matters.

The Committee monitors and reviews compliance with the Company's standards of business behaviour and the work undertaken to ensure that all employees are aware and understand the application of these. The activities of the Committee during 2007 included reviewing the Company's Ethics Helpline and Group ethics awareness programmes, including the results of surveys assessing such awareness. As reported elsewhere in this report, the Board has formed the Woolf Committee to study and report on the Group's ethical policies and processes. During the year the Corporate Responsibility Committee met with members of the Woolf Committee to discuss ethics in general and its role in relation to the prospective implementation and assurance of activity that may be recommended. We look forward to the publication of the report later this year.

The health and safety of our employees is a key priority for the Company and also for the Corporate Responsibility Committee. We monitor safety performance and have reviewed various aspects of the management of health and safety within the Company. In addition, the Committee considered the output from a workshop held by management on corporate responsibility and was pleased to endorse the priority it is giving to health and safety in addition to ethics.

During the year the Company has been developing further its risk management processes, particularly in respect of the monitoring and mitigation of non-financial risks. The Committee reviews, on an annual basis, the relevant output from such processes as they relate to health and safety, workplace policies, environmental impact, business ethics and compliance with anti-corruption laws and regulation.

The Committee undertook the following activities in 2007:

- received reports on corporate responsibility matters including, amongst other things, engagement with shareholders and safety, health and environment performance information;
- received reports from the Internal Audit function on audits undertaken on ethical and environmental matters;
- reviewed and approved the proposed approach to progress the Company towards a 'best in class' position on safety performance;
- reviewed the Company Corporate Responsibility Report;
- reviewed its terms of reference; and
- liaised with the Remuneration Committee on the setting of corporate responsibility-related non-financial objectives to be included in the directors' annual bonus plan.

See pages 37 to 43 for more detail on the Group's corporate responsibility activities.

On behalf of the Corporate Responsibility Committee

Peter Weinberg
Corporate Responsibility Committee Chairman

Remuneration report

The Board has delegated authority for remuneration policy and determining the specific packages for the Chairman and executive directors to the Remuneration Committee, and has delegated authority to agree fees payable to the non-executive directors to the Non-Executive Directors' Fees Committee. The reports from both these Committees are incorporated into this Remuneration report, together with a report on the remuneration or fees paid to directors and the policy underpinning this.

The Remuneration report is structured as follows:

- Remuneration Committee report
- Non-Executive Directors' Fees Committee report
- Remuneration reporting
  - Remuneration policy and service contracts for executive directors
  - Chairman's appointment, term and fees
  - Non-executive directors' appointment, term and fees
- Tabular information on directors' shareholdings, emoluments, pensions and share-based incentives

Remuneration Committee report



Sir Nigel Rudd
Remuneration Committee Chairman

Members
Sir Nigel Rudd (Chairman)
Roberto Quarta
Peter Weinberg

During the year, Professor Sue Birley served as a member and as Chairman of the Remuneration Committee until her retirement from the Board on 9 May 2007.

Responsibilities

- **Agreeing a policy for the remuneration of the Chairman, executive directors, members of the Executive Committee, the Company Secretary and other senior executives.**
- **Within the agreed policy, determining individual remuneration packages for the Chairman and executive directors.**
- **Agreeing the terms and conditions to be included in service agreements for executive directors, including termination payments.**
- **Approving any employee share-based incentive schemes and any performance conditions to be used for such schemes.**
- **Determining any share scheme performance targets.**

The full terms of reference of the Remuneration Committee, which conform with the requirements of the Combined Code, can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Committee is chaired by Sir Nigel Rudd and all of its members are independent non-executive directors. The Company's Chairman and Chief Executive attend Committee meetings by invitation only. They do not attend where their individual remuneration is discussed and no director is involved in deciding his own remuneration.

In 2007 the Committee met eight times and details of attendance at these meetings are provided in the Corporate Governance Report on page 59.

In August 2007 the Committee appointed Kepler Associates as its Independent Adviser. The role of the Committee's Independent Adviser is to provide advice to the Committee and its individual members on all aspects of the Committee's remit, and Kepler Associates will not undertake any work for the Company whilst they are retained as the Committee's Independent Adviser. Representatives from Kepler Associates have attended each of the Committee meetings since their appointment and will be in attendance at all meetings unless specifically requested otherwise by the Committee.

During the year the Committee also received material assistance and advice on remuneration policy from the Company's Human Resources Director, Alastair Imrie, and the Human Resources Director, Group Remuneration and Benefits, Graham Middleton. Dick Olver and Mike Turner, in their respective capacities as Chairman and Chief Executive, also provided advice that was of material assistance to the Committee.

Legal advice to the Committee has been provided by Linklaters and Freshfields Bruckhaus Deringer, who are both appointed by the Company, and who also provided services to the Company during the year. The Committee is satisfied that the services provided to it by these firms were of a technical nature and did not create any conflict of interest. If a conflict of interest were to arise in the future, the Committee would appoint separate legal advisers from those used by the Company.

PricewaterhouseCoopers (PwC), who are appointed by the Company and also provided services to the Company during the year, provided detailed information on market trends and the competitive positioning of packages. New Bridge Street Consulting, who are appointed by the Committee, provided advice on long-term incentive plans and the total shareholder return figures for assessing the performance condition under the Performance Share Plan.

Activities
In discharging its responsibilities, the Committee has, during the year, undertaken a thorough review of the Company's reward strategy. As a result of that review, the Committee has agreed a number of changes as set out in this report. In addition, the Committee has agreed the:

- performance targets for the year and progress against those targets;
- operation of the long-term incentive plans and policy for executive share scheme grants including the level of individual grants and performance conditions;
- policy for the operation of the all-employee share schemes;
- award of bonuses based on the prior year's performance;
- Chairman's fees for his second three-year term;
- base salary for the two new Chief Operating Officers in the light of their progress at the half year;
- discretionary elements of the executive share plans;
- terms on which Steve Mogford and Chris Geoghegan left the Company during the year; and
- terms on which Mike Turner will retire from the Company at the end of August 2008.

In addition, the Committee has also:

- reviewed the Remuneration report; and
- consulted with major shareholders over aspects of remuneration policy.

The Company's remuneration strategy, policy and details of executive remuneration are set out on pages 66 to 83 of this Remuneration report.

On behalf of the Remuneration Committee

Sir Nigel Rudd
Remuneration Committee Chairman

Non-Executive Directors' Fees Committee report



Dick Olver
Non-Executive Directors' Fees Committee Chairman

Members
Dick Olver (Chairman)
Philip Bramwell
Walt Havenstein
Mike Turner

Responsibilities

- **Reviewing the fees payable to non-executive directors (excluding the Chairman) and making changes to such fees as deemed appropriate.**

Governance
The Non-Executive Directors' Fees Committee has delegated authority from the Board to agree fees payable to non-executive directors on its behalf.

Activities
The Board has approved the following guidelines to be used by the Committee when discharging its responsibilities:

- fees shall be sufficient to attract and retain individuals with the necessary skills, experience and knowledge required to ensure that the Board is able to discharge its duties effectively;
- in setting fees the Committee shall have regard to the amount of time individual non-executive directors are required to devote to their duties and also the scale and complexity and international nature of the business and the responsibility involved;
- fees payable to non-executive directors shall be paid in cash and shall not be performance-related; and
- non-executive directors shall not participate in the Company's share-based incentive schemes or pension scheme.

The Committee held one meeting in 2007 attended by all members, and met in January 2008.

On behalf of the Non-Executive Directors' Fees Committee

Dick Olver
Non-Executive Directors' Fees Committee Chairman

Remuneration strategy and policy for executive directors

This section of the report explains the Company's remuneration strategy and policy, the individual components of executive directors' remuneration and details of their service contracts as required by legislation.

Remuneration strategy and 2007 review
The Company's remuneration strategy, policy and package for executive directors is:

Strategy	Policy	Package
To provide a remuneration package that: – helps to attract, retain and motivate – is aligned to shareholders' interests – is competitive against the appropriate market – encourages and supports a high-performance culture – is fair and transparent – can be applied consistently throughout the Group	– Set base salary at median competitive level – Reward upper quartile performance with upper quartile reward – Balance between: • short and long-term reward • fixed and variable reward • with balance becoming more long-term and more highly geared with seniority – Competitive package of benefits	– Base salary – Annual bonus – Long-term incentive plans • Executive Share Option Scheme* • Performance Share Plan • Share Matching Plan – Pension provision – Car/allowance – Other benefits – Global all-employee incentive plan * no further awards from 2008

In the second half of 2007, the Committee undertook a full review of the remuneration arrangements for executive directors to ensure they remained appropriate and supported the Group strategy given the growth of the Group internationally and the increased focus on excellence in Programme Management and through-life support.

As a result of the review, the Committee has made a number of changes to the arrangements for executive directors for 2008 as detailed below. These changes will flow down to the 250 most senior executives within the Group globally to create a consistent global approach to reward.

Following the announcement in October 2007 that the Chief Executive, Mike Turner, would retire from the Company at the end of August 2008 after 42 years with the Company, the Committee has agreed a separate arrangement for him detailed on page 70.

Objectives of the review and summary

Objective	Summary of changes made
Increase focus on sustainable long-term performance	– Increase to one-third the proportion of annual bonus driven off specific objectives – Part of the annual bonus to be specifically linked to performance on safety, ethics and diversity – Compulsory deferral of at least one-quarter of annual bonus into the Share Matching Plan – Increase proportion of package delivered through long-term incentives – Further extend eligibility of long-term incentive plans to cover the top 250 senior executives globally
Simplify package with more transparent link between performance and reward	– Replace share options by improved awards of performance shares – Increase focus on long-term Earnings per Share (EPS) as key driver of long-term performance – Half the awards of performance shares to be based on Total Shareholder Return (TSR) and half on EPS – Use actual growth in EPS rather than real growth in excess of UK inflation – Improve Share Matching Plan to increase its weight in package
Competitive package with increased reward for improved performance	– Improved maximum bonus levels coupled with reduced payout for achieving the base financial targets – Uniform match of 1:1 for 2008 awards under Share Matching Plan for all eligible executives – Improved 2:1 match for 2009 awards under Share Matching Plan for improved performance – Increased awards of performance shares where necessary to maintain competitive package
Incentivise increased share ownership amongst executives	– All future awards of long-term incentives will be made over shares rather than options – Compulsory deferral of part of the annual bonus into Share Matching Plan – Extend eligibility of long-term incentives and improve award levels – Extend Minimum Shareholding Requirement to all senior executives receiving long-term incentives

To drive creation of long-term value for shareholders

The Committee's executive remuneration policy continues to be to set base salaries at median competitive levels, taking into account performance and experience in role, whilst seeking to reward upper quartile performance with potential upper quartile remuneration through the focused use of bonus schemes and share-based incentives. The Committee believes that the above changes and improvements to the incentive packages will:

- bring the remuneration packages into line with market competitive levels;
- simplify the arrangements to improve line-of-sight between performance and reward;
- shift the focus towards long-term sustainable growth in EPS;
- reinforce the key aspects of the Group's corporate responsibility agenda;
- directly align short-term and long-term reward through compulsory deferral of part of the bonus into the Share Matching Plan for all executive directors; and
- increase the gearing to drive for high performance as most of the improvement in package is only delivered for achieving more stretching targets.

The Committee intends to continue with the executive remuneration policy as detailed in this report in 2008 and subsequent years, and will continue to consult on material changes with principal shareholders. The principles of the remuneration strategy are applied consistently across the Group, taking account of seniority and local market practice.

The following sections describe the changes made in more detail and the specific arrangements for executive directors.

Approach to the review
The review not only considered the Company's executive remuneration packages against the market but also the Company's performance to date, its strategy for the next five years and the views of the Committee members and senior executives.

Information on the market for comparable management positions was provided by PwC so that the Committee could form a view as to where to position the various elements of the package relative to comparable companies.

The methodology used was to construct appropriate comparator groups for the individual positions, taking account of company size, scale of operations and breadth of role. The comparator group for the UK executive directors comprised 25 of the FTSE 50 companies (excluding financials and retail) with market capitalisation nearest to that of BAE Systems (12 larger and 13 smaller). The Committee believes that the change from a comparator group based on turnover (as used last year) to one based on market capitalisation creates better alignment between the value placed on the Company and the value placed on the executives who manage it.

For the US Chief Operating Officer, regression analysis was used on US aerospace, defence and general industry sector data to produce appropriate market figures consistent with the size and scale of the US business, adjusting where necessary to reflect the extra responsibility for his plc board role.

The base salary, total cash reward (base salary plus annual bonus), total direct reward (total cash reward plus long-term incentives) and total reward (total direct reward plus pension) were analysed at the median and upper quartile for the relevant posts in the comparator group companies. This gives the Committee a view on the competitiveness of the individual elements of the package as well as the package as a whole.

The Committee also reviewed the trends in the elements of remuneration to ensure that the structure of the package stays in line with market practice, and also takes account of the performance of the individual, the Company as a whole and the pay and conditions of Group employees.

Base salary
As a result of the above review and, having taken account of the competitive positioning, performance and general market trends, the Committee has increased the annual base salaries of executive directors with effect from January 2008 as follows:

Executive director	Base salary at 31 December 2007	Base salary at 1 January 2008	Percentage increase
George Rose Group Finance Director	£560,000	£592,500	5.8%
Ian King[1] Chief Operating Officer – UK/Rest of World	£560,000	£592,500	5.8%
Walt Havenstein[1] Chief Operating Officer – US	$850,000	$900,000	5.9%

1 The two Chief Operating Officers were new in post at the beginning of 2007. Following a half year review of performance in their new roles, the base salary of Ian King was increased from £530,000 to £560,000, and that of Walt Havenstein was increased from $750,000 to $850,000, with effect from 1 July 2007.

Annual bonus
Structure: The annual bonus for 2008 has been restructured to increase the focus on long-term performance and risk management (both business risk and reputation risk). To further reinforce the importance of key aspects of the Group's corporate responsibility agenda, a specific part of the annual bonus will be based on driving performance and improvement in ethics and safety. The structure of the annual bonus for 2008 will be:

Measure	% of bonus	
In-year financial performance	66%	Down from 75%
Ethics and safety	12%	Up from 25%
Other objectives that support the Executive Committee's top ten objectives	22%	

At present, executive directors can invest some or all of their net annual bonus into the Share Matching Plan (SMP). To increase the alignment between short-term and long-term reward, executive directors will be required to invest at least one-quarter (one-third for the Chief Operating Officer – US) of their net 2008 annual bonus into the SMP when the bonus is paid in 2009. Further investment can be made on a voluntary basis up to a maximum investment of half their net bonus.

Levels: To remain competitive and to increase the gearing to drive for high performance, the maximum bonus levels have been increased to market median levels but the payout for achieving on-target performance against the in-year financial targets has been reduced from 50% to 40% of maximum. The table below summarises the revised bonus structure and levels for the executive directors.

Maximum bonus as percentage of salary	UK executive directors		US executive director	
	Current	New	Current	New
In-year financial performance	75%	83%	112.5%	150%
Ethics and safety	25%	15%	37.5%	27%
Other objectives supporting the Group strategy		27%		48%
Total	**100%**	**125%**	**150%**	**225%**
Bonus compulsorily invested into SMP	–	31.25%	–	75%
Maximum bonus payable in cash	**100%**	**93.75%**	**150%**	**150%**

The financial targets, both base and stretch, are derived from the Integrated Business Plan (IBP), which is agreed by the Board and which implements corporate strategy on a group-wide basis by ensuring that business plans which support the strategy are integrated across all businesses. In determining the in-year financial performance measures, the view was taken that the Company's major investors believe EPS and cash targets (and, where appropriate, EBITA[1]) to be key indicators of long-term financial performance and value creation.

The Executive Committee top ten objectives are agreed by the Board each year as those key to delivering the Group's strategy. These are set out on page 11 and used as the basis to set the individual objectives for the executive directors which are agreed by the Chairman and the Committee. These then flow down to members of the Executive Committee and the senior leadership team to ensure that all businesses within the Group are aligned with the overall Group strategy. The annual bonus targets set by the Committee for the executive directors, which the Committee believes are stretching but achievable, are summarised in the table below.

Long-Term Incentive Plans (LTIPs)
To simplify the LTIPs and increase the line of sight between the executive's reward and performance, no further awards of share options will be made (except in exceptional circumstances, eg to secure a new hire in a competitive situation). Instead, the awards of performance shares will be increased and half the award will be based on an EPS performance condition with the other half based on TSR.

At present, the LTIP arrangements that use EPS growth (ie share options and the Share Matching Plan for executive directors) use real growth in EPS in excess of UK inflation and have stepped vesting with one-third vesting at real annual growth of 3%, jumping to two-thirds vesting at 4% pa and full vesting at 5% pa. From 2008, where EPS is used as a measure in LTIPs, actual (ie nominal) rather than 'real' EPS growth will be used, with a straight line vesting scale to avoid stepped vesting.

– Share Matching Plan (SMP)
The SMP is seen as a key part of the long-term incentive package, directly linking short-term reward with long-term reward. A more detailed explanation of the SMP is contained on page 72. For awards in 2008 in respect of the 2007 annual bonus, none of the matching shares will vest unless the annual EPS growth over the three-year performance period exceeds 5% pa, increasing uniformly from no match to a 1:1 match for 8% pa growth.

For 2009 awards in respect of the 2008 annual bonus, the matching scale will be extended on a uniform basis to provide a 2:1 match for annual EPS growth of 11% pa. However, executive directors will only be able to invest a maximum of half their net annual bonus into the SMP.

The increase in match from 1:1 to 2:1 for increased performance, to be applied in 2009, will require formal shareholder approval which will be sought at the May 2008 AGM.

– Share options
Details of the current Executive Share Option Plan are set out on page 79. No further grants of share options will be made, except in exceptional circumstances.

– Performance Share Plan (PSP)
A detailed explanation of the PSP is contained on page 71. The Committee believes that the PSP offers better value for money than share options as executives generally place a higher value on such plans than share options, and they require fewer shares to deliver the same value, thus reducing the dilutive effect of executive share-based reward. Following the decision not to award further grants of share options, the Committee has made a number of changes to the PSP.

In line with current corporate governance guidelines, shares awarded under the PSP will attract dividends prior to vesting. The additional value of these dividends has been taken into account in assessing the overall value of awards to be granted.

To further increase the proportion of the package driven off long-term EPS growth, half the PSP awards will be based on the current TSR performance condition and vesting scale, with the other half based on EPS growth.

The EPS performance condition will be based on annual EPS growth, with no vesting at 5% pa growth, increasing on a straight line basis to full vesting at 11% pa growth.

To remain competitive and to replace the value of previous share option grants, the award levels for 2008 will be:

- 200% of base salary for the UK executive directors (split 100% of salary on PSP^{TSR} and 100% of salary on PSP^{EPS}); and
- 250% of base salary for the US executive director (split 125% of salary on PSP^{TSR} and 125% of salary on PSP^{EPS}).

The PSP was approved by shareholders in May 2006. At that time it was agreed that the Committee should have the flexibility for executives below Board level to base up to half of any award on appropriately stretching internal measures, with the rest based on TSR as at present. In addition, the maximum award under the PSP was limited to two times base salary. Shareholder approval will be sought at the May 2008 AGM to base half the PSP award for executive directors on appropriately stretching internal measures, which will be EPS for awards in 2008, and to increase the maximum award level under the PSP to four times base salary. Whilst it is not envisaged that awards at this level will be necessary, it does allow the Committee the flexibility in future should special circumstances arise. Naturally shareholders will be consulted on any significant changes to the normal award levels.

It is proposed that executive directors will receive the 2008 award of PSP^{TSR} in the normal cycle, ie shortly after the Company's annual results. The 2008 award of PSP^{EPS} will be made shortly after the May 2008 AGM, but with a slightly reduced vesting period (eg two years and ten months rather than the normal three years) so that both awards vest at the same time.

Annual bonus as a percentage of base salary for 2008

Measure	George Rose Base target	George Rose Stretch target	Ian King Base target	Ian King Stretch target	Walt Havenstein Base target	Walt Havenstein Stretch target
Group EPS	16.6%	41.5%	8.3%	20.75%	15%	37.5%
Group cash	16.6%	41.5%	8.3%	20.75%	15%	37.5%
Business EBITA[1]	–	–	8.3%	20.75%	15%	37.5%
Business cash	–	–	8.3%	20.75%	15%	37.5%
Ethics and safety	Up to 15%		Up to 15%		Up to 27%	
Other objectives supporting the Group's strategy	Up to 27%		Up to 27%		Up to 48%	

If performance is between the base and stretch targets, the bonus is pro-rated on a straight line basis

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

Total value of incentives
In making the above changes to the package, the Company has been mindful of the impact on the overall value of the package. Using assumptions consistent with those underlying the value placed on LTIPs in the Company's accounts, and assuming executive directors invest half their net bonus into the SMP, the table below summarises the proposals and compares 'expected' value of the total direct reward (base salary plus bonus plus long-term incentives) before and after the changes. As the improvements in the annual bonus levels for 2008 will not feed into the SMP until 2009, and the extension of the SMP match will not be introduced until 2009, the expected values of the incentive package delivered in both 2008 and 2009 are shown.

The charts below show the key drivers of performance and their influence on the incentive package.

Pension provision
Following the changes made recently in the UK in response to pensions simplification legislation (as reported last year), and in the US to increase the pay averaging period for existing executives to ten years by 2015, no further changes to the pension arrangements for executive directors are required.

Fixed and performance-related reward
At on-target performance, more than half the package (two-thirds for the US executive director) is performance related, rising to over three-quarters for the UK executive directors and over 85% for the US director at stretch performance. This is shown in the chart below.

Performance drivers of incentive package


US executive director
Stretch Performance
On-Target Performance
UK executive directors
Stretch Performance
On-Target Performance
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Proportion of incentive package

● In-year measures ○ Long-term EPS ○ Relative TSR ● Share price

Proportion of package value delivered through fixed and performance-related reward


US executive director
Stretch Performance
On-Target Performance
UK executive directors
Stretch Performance
On-Target Performance
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Proportion of overall package

○ Base salary Pension ● Cash bonus ● Deferred bonus ○ SMP ● PSP

Total value of incentives as a percentage of salary

	UK executive directors		US executive director	
	Current	New	Current	New
Annual bonus				
On-target	54%	61%	81%	110%
Maximum	100%	125%	150%	225%
Share Matching Plan				
Match	⅓:1 – 1:1	0 – 2:1	⅓:1 – 1:1	0 – 2:1
EPS growth target (% pa)	Real growth of 3% – 8%	Actual growth of 5% – 11%	Real growth of 3% – 8%	Actual growth of 5% – 11%
Share option grant				
Award (% of salary)	150%	–	150%	–
PSP grant on TSR				
Award (% of salary)	100%	100%	100%	125%
TSR vesting	¼ at median, All at top 20%	¼ at median, All at top 20%	¼ at median, All at top 20%	¼ at median, All at top 20%
PSP grant on EPS				
Award (% of salary)	–	100%	–	125%
EPS growth target (% pa)	–	Nil at 5%, all at 11%	–	Nil at 5%, all at 11%
Expected value of total direct reward as a percentage of salary				
2007	258%		293%	
2008		282%		366%
2009		298%		400%

Arrangements for the Chief Executive

On 16 October 2007, the Company announced that Mike Turner, the Chief Executive, will retire at the end of August 2008. The Committee agreed a 5.8% salary increase from 1 January 2008, taking account of his performance and the competitive positioning. This increases his annual base salary from £945,000 to £1,000,000. He will be eligible to participate in an annual bonus plan for 2008, with a maximum bonus unchanged at 150% of base salary, and with the following targets:

Annual bonus as percentage of base salary	Mike Turner	
Measure	Base target	Stretch target
Group EPS	20%	50%
Group cash	20%	50%
Ethics and safety	Up to 18%	
Other objectives supporting the Group's strategy	Up to 32%	

If performance is between the base and stretch targets, the bonus is pro-rated.

He will be eligible to invest up to one-third of his 2007 net annual bonus into the Share Matching Plan but will not be eligible to invest any of his 2008 annual bonus.

He will not be eligible to participate in the Performance Share Plan for the 2008 financial year. Instead, the Committee has implemented a tailored incentive arrangement for the period prior to his retirement as announced to shareholders on 16 October 2007.

On 16 October 2007, Mike Turner was granted a performance-related conditional award over 231,618 ordinary shares ('Share Award'). The number of ordinary shares under the Share Award was calculated as £1,181,250 (being 1.25 times his base salary at that time) divided by 510p, being the market value of an ordinary share averaged over the three business days ending 15 October 2007.

The Share Award will vest subject to the satisfaction of certain performance targets, which the Committee will assess as at 31 August 2008. These targets relate to: continuing the successful implementation of the Company's business strategy; satisfaction of leadership objectives set by the Committee; achieving an orderly handover of key external relationships; and facilitating an orderly succession to the Chief Executive role. Any ordinary shares which vest will be released in two equal tranches over the year following his retirement. The Share Award will be satisfied by way of a transfer of existing ordinary shares from the Company's employee trust.

In tandem with the Share Award, he was granted a conditional cash award of £1,181,250. This will be subject to the same performance targets, and will vest and be released on the same basis, as set out above.

The Committee was satisfied that these awards were the most appropriate incentive for Mike Turner in relation to his remaining period of service and these targets are consistent with the Company's strategy of giving emphasis to non-financial objectives in order to foster a performance culture within the Company.

As this was a special arrangement to facilitate Mike Turner's retention and incentivisation, shareholder approval was not required under the Listing Rules. Any benefits under this arrangement will not be pensionable.

Performance in 2007

The structure of the 2007 Annual Bonus Plan was set out in last year's Remuneration report.

2007 was another very successful year, building on the excellent performances in 2004, 2005 and 2006. Apart from the Australian business, all the major business groupings achieved their stretch targets on profit and cash. As a result, all the financial targets within the 2007 Annual Bonus Plan for executive directors were met at the stretch level apart from that part of Chris Geoghegan's bonus linked to the profit performance of his group of businesses. In addition, excellent progress was made against most of the key non-financial objectives as set out on page 26 and, accordingly, bonus payments for 2007, which are set out in Table F on page 82, range from 83.9% to 97% of the maximum bonus for the executive directors who served throughout 2007.

In addition, the real growth in EPS over the three years to 2007 exceeded 5% pa so that the awards of share options granted in 2005 vest in full.

The Company's total shareholder return for awards of shares made in March 2005 under the Performance Share Plan exceeded the upper quintile position when compared against the comparator group of 18 other defence and aerospace companies. The Committee has satisfied itself that there has been a sustainable improvement in the underlying performance of the Group over the three-year performance period and so this award has vested in full.

Value at 31 December 2007 of £100 investment at 31 December 2002


£500
£400
£300
£200
£100
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
31 Dec 07
● BAE Systems
● FTSE 100

This graph, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the value by 31 December 2007, on a total shareholder return basis, of £100 invested in BAE Systems on 31 December 2002 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

Value at 31 December 2007 of £100 investment


£500
£375
£250
£125
£0
03
04
05
06
07
● BAE Systems
○ FTSE 100
○ Aerospace & defence comparator group
● UK executive director pay review comparator group

The graph above shows the value shareholders have achieved by their investment in BAE Systems over recent years as compared to (i) the FTSE 100 Index; (ii) the companies forming the sectoral peer group for the BAE Systems Performance Share Plan; and (iii) the companies forming the comparator group for the 2007 executive pay review. The graph depicts the value for BAE Systems and the comparators at the end of 2007 of a single £100 investment made at the beginning of each of the last five years.

Summary of long-term incentive plans

Plan provisions

Performance conditions for grants of awards to be made under the Performance Share Plan and the Share Matching Plan in 2008 are detailed below. Performance conditions for grants of awards made prior to 2008 are detailed on pages 77 and 78.

Performance Share Plan (PSP)

Key features for PSP awards in 2008:

- half the PSP award will be based on a Total Shareholder Return performance condition (PSP^{TSR}) and the other half on an Earnings per Share (PSP^{EPS})* performance condition; and
- length of period for performance condition: three years with any shares vesting paid out in three equal tranches on vesting* at the end of years three, four and five.

* The PSP^{EPS} award for executive directors is subject to shareholder approval at the May 2008 AGM and, subject to that approval, will have a slightly shorter vesting period so that it vests at the same time as the 2008 PSP^{TSR} award.

How the PSP operates


PSP Award
50% of award based on TSR growth relative to a sectoral comparator group of companies over the three-year performance period, subject to a secondary financial measure
50% of award based on actual annual EPS growth over the three-year performance period
PSP award paid in shares (amount varying in accordance with performance achieved)
One-third available immediately at the end of year three
The second third available at the end of year four
The final third available at the end of year five
Year 1
Year 2
Year 3
Year 3
Year 4
Year 5
Year 6
Year 7

For the US executives, the awards are automatically delivered at the end of years three, four and five, subject to the performance condition achieved.

- Shares under award attract dividends prior to vesting.

Performance Condition – PSP^{EPS}

- Proportion of the award capable of exercise: determined by the rate of annual actual EPS growth over the three-year performance period, with nil vesting at annual actual EPS growth of 5% or less and 100% vesting at 11% growth as set out below:


% of total award vesting
100
75
50
25
0
0
1
2
3
4
5
6
7
8
9
10
11
Annual actual EPS growth (%)

- Rationale for performance measure: major investors consider EPS to be a key indicator of long-term financial performance and value creation.

Performance Condition – PSP^{TSR}

- Proportion of the award capable of exercise determined by:
  (i) the Company's TSR (share price growth plus dividends) ranking relative to a comparator group of 18 other international defence and aerospace companies (see table below):

PSP^{TSR} – sectoral peer group

Boeing	General Dynamics	Raytheon
Cobham	GKN	Rockwell Collins
Dassault Aviation	Goodrich	Rolls-Royce
EADS	Honeywell International	Smiths Group
Embraer PN	Lockheed Martin	Thales
Finmeccanica	Northrop Grumman	United Technologies

- nil vesting if the Company's TSR is outside the top 50% of TSRs achieved by the sectoral comparator group and 100% vesting if it is in the top quintile (ie top 20%) as set out below:


% of total award vesting
100
75
50
25
0
0
10
20
30
40
50
60
70
80
90
100
Performance relative to comparator group (percentile)

and

(ii) whether there has been a sustained improvement in the Company's underlying financial performance and whether it is appropriate to release some or all of the awards. In taking such a view, the Committee may consider (but not exclusively) the following financial metrics: net cash/debt; EBITA; order book; turnover; risk and underlying project performance.

- Rationale for performance measures: importance to major investors as an indication of both earnings and capital growth relative to other major companies in the same sector and to ensure that awards only vest if there has been a clear improvement in the Company's performance over the relevant period.

Performance of outstanding PSP awards


% of Total Shareholder Return (TSR)
140
105
70
35
0
24 Mar 05
(Vests in full Mar 08)
22 Dec 05
12 Apr 06
30 Mar 07

The graph above summarises the position for all outstanding awards under the PSP as at 31 December 2007. The coloured box shows the range of TSR required for 25% vesting to full vesting, and the square shows BAE Systems' TSR.

Share Matching Plan (SMP)

Key features for grants of awards in 2008 and 2009:

- stand-alone share investment plan with the investment linked to the bonus awarded under the Annual Bonus Plan;
- participants are granted a conditional award of Matching Shares against the gross value of the bonus invested; and
- Matching Shares attract dividends during the three-year deferral period, released on vesting of any Matching Shares.
- 2008 awards:
  - the executive directors will be invited to acquire shares (Investment Shares) by deferring part or all of their 2007 net annual bonus into the SMP; and
  - match and performance condition: nil match for actual EPS growth of 5% pa or less, increasing uniformly to a 1:1 match for 8% pa growth.
- 2009 awards:
  - the UK-based executive directors are required to invest one-quarter of their 2008 net bonus into the SMP and the US-based executive director one-third;
  - maximum level of investment will be 50% of the net annual bonus; and
  - match and performance condition: the match will be extended from a 1:1 match at 8% pa actual EPS growth, increasing uniformly to a 2:1 match at 11% pa growth*.
- rationale for performance measure: major investors consider EPS to be a key indicator of long-term financial performance and value creation.

* the increase in the match in 2009 is subject to shareholder approval at the May 2008 AGM

Performance condition: SMP 2008


2:1
1:1
0
Match
0
5
8
11
Annual EPS growth %

Performance condition: SMP 2009


2:1
1:1
0
Match
0
5
8
11
Annual EPS growth %

Share Incentive Plan (SIP)

During 2007 the UK executive directors were eligible to participate in the all-employee free shares element of the Share Incentive Plan. As a result of the Company's performance in 2007, all eligible employees (including the UK executive directors) will be entitled to receive shares worth £436. A similar arrangement operates for non-UK employees on a cash or shares basis depending on local tax and security laws.

The Company operates a share purchase arrangement (Partnership Shares) under the Share Incentive Plan which replaced the SAYE Share Option Scheme in 2005. Under this arrangement, UK-based employees (including executive directors) may purchase ordinary shares in BAE Systems by either monthly investments of between £10 and £125 a month, or lump sum investments of between £10 and £1,500 in a tax year, both limited to 10% of salary if less. The Partnership Shares attract Matching Shares. As the plan is an all-employee plan, the Matching Shares are not subject to performance conditions in accordance with legislation. Prior to August 2007, one free Matching Share was awarded for every two Partnership Shares purchased by the employee, up to a maximum monthly Partnership Share investment of £30. From August 2007, one free matching share is awarded for each Partnership Share up to a maximum of £63 per month.

Dividends paid in respect of the shares in the Share Incentive Plan for UK-based employees are reinvested as Dividend Shares.

Dilution of share capital

The Committee has agreed that, in respect of new issue or treasury shares, shares representing no more than 1% of the Company's issued share capital will be used in any one financial year for the grant of share-based reward in total and an annual limit of 0.5% for executive share-based reward. The table below sets out the available dilution capacity for the Company's employee share schemes based on the limits set out in the rules of those schemes.

	2007
Total issued share capital as at 31 December 2007	3,574m
All schemes:	
10% in any consecutive 10 years	357.4m
Remaining headroom	245.0m
Executive schemes:	
5% in any consecutive 10 years	178.7m
Remaining headroom	111.7m

The number of ordinary shares in issue at 31 December 2007 was 3,574,509,017 and the number of shares granted under option during 2007 totalled 6,160,572 (0.17% of the total shares in issue). With the changes in remuneration policy as set out above, the Company intends to use new issue shares to satisfy future share awards under the executive long-term incentive plans within the 0.5% annual dilution limit.

Personal shareholding policy

The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 200% of base salary. As a minimum, a holding equal to 100% of base salary must be achieved as quickly as possible using shares vesting or options exercised through the executive share option schemes or long-term incentive schemes, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter, executive directors are required to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual base salary is achieved and maintained. These limits are reviewed periodically. A similar arrangement applies to senior executives eligible for share-based long-term incentives with limits aligned to the levels of awards made under these plans.

Details of the directors' personal shareholdings are shown in Table A on page 76.

Post-retirement benefits

UK pension benefits

As a result of the age discrimination legislation introduced in 2006, UK executive directors' default retirement age will be 65 but they will retain any previous rights they had to retire and draw their pensions without actuarial reduction for early payment at an earlier age.

Following the consultations with employees in 2005, a number of changes were made to the pension schemes in respect of benefits accruing from 6 April 2006 as a means of funding the deficits disclosed in the schemes. These changes applied to executive directors in the same way as to other employees and included the introduction of the Longevity Adjustment Factor, a reduction in the maximum level of pension increases and a change in the definition of Pensionable Pay.

The UK-based executive directors with the exception of Ian King (see below) are members of the BAE Systems Pension Scheme (the Main Scheme) and the BAE Systems Executive Pension Scheme (the ExPS). The ExPS tops up the benefits from the Main Scheme and, for executive directors, is designed to produce a target pension payable from age 60 of two-thirds of Final Pensionable Pay (FPP) if potential service is 20 or more years. FPP is defined as base salary averaged over the last 12 months prior to leaving service in respect of service accrued to 5 April 2006 and 36 months prior to leaving in respect of service from 6 April 2006. These schemes also provide a lump sum death-in-service benefit equal to four times base salary at date of death, and a spouse's death-in-service pension equal to two-thirds of the prospective pension at normal retirement age. Children's allowances are also payable, usually up to the age of 18. Spouses' pensions and children's allowances are also payable upon death in retirement and death after leaving the Company's employment with a deferred pension. Pensions are increased annually by the rise in the Retail Prices Index subject to a maximum increase of 5% per year in respect of pre 6 April 2006 service and 2.5% per year in respect of service from 6 April 2006. Directors pay contributions at the same rate as all other employees participating in schemes.

Ian King is a member of the BAE Systems 2000 Pension Plan (the 2000 Plan), applicable to former employees of Marconi Electronic Systems (MES), and a member of the ExPS. The 2000 Plan provides a pension of 1/50th of Final Pensionable Earnings (FPE) for each year of pensionable service, payable from a normal retirement age of 65. FPE under the 2000 Plan is the best three-year average of base salary and bonus in the ten Plan Years prior to leaving, less an offset for State pensions. The Company decided in 2006 to limit pensionable bonuses in the 2000 Plan in the 2006/07 Plan Year to 20% of base salary and to 10% of base salary for the 2007/08 Plan Year and thereafter. However, there is a guarantee that the FPE figure for benefits service prior to 6 April 2007 will not be less than the FPE figure at 5 April 2007 to ensure that employees do not lose the benefit of contributions paid on past bonuses. Ian King joined the ExPS in 1999 following the BAe/MES merger. The ExPS tops up the 2000 Plan benefits to provide a target benefit payable from age 62 of 1/30th of Final Pensionable Pay for each year of ExPS pensionable service (subject to a maximum of two-thirds). Final Pensionable Pay for the purposes of this top up is calculated by reference to base salary only, averaged over 12 months and 36 months as described above. Therefore Ian King's total pension is the sum of his 2000 Plan benefits plus the top up from the ExPS.

Following the changes made to take account of the Pensions Simplification tax changes which came into effect from April 2006, UK executives reaching the Lifetime Allowance (LTA) are given a number of choices as previously reported. These are:

- remain in the pension scheme and pay any additional tax charge; or
- opt out of the pension scheme (and so earn no further pension benefits in respect of future service) and instead receive a taxable salary supplement. This supplement will be 30% of salary and 20% of salary for those senior executives with a two-thirds salary target after at least 20 years' and 30 years' service respectively; or
- restrict scheme benefits to the value of the LTA with the remainder being provided directly from the Company as an unfunded promise. At retirement, the unfunded Company benefits can be either taken as pension or can be commuted in full for a taxable lump sum.

The Committee reviewed these arrangements in 2007 in the light of developing market practice and believes they remain appropriate as they provide executives with choices which may better suit their needs whilst being broadly cost neutral to the Company, are in line with market practice and do not compensate executives for changes in taxation.

UK executives, including the UK executive directors, affected or likely to be affected by the LTA before April 2009 were provided with independent financial advice paid for by the Company. Mike Turner and Chris Geoghegan elected to opt out of the pension schemes in April 2006 in return for a cash supplement of 30% of base salary. Ian King and Steve Mogford elected to have their scheme benefits restricted in return for a Company unfunded promise.

George Rose was affected by the previously applicable Inland Revenue earnings cap on approved pensions and has an unapproved (ie non-tax qualified) pension arrangement to top up his benefits from the approved schemes. This was designed so that the total pension from all sources would be broadly in line with the pension he would have received from the Group pension schemes had he not been subject to the earnings cap. The Pension Simplification tax changes allowed the flexibility to remove the earnings cap for George Rose in respect of service from April 2006, although some of his benefits will remain to be provided by means of an unfunded promise from the Company. No further contributions will be paid into his funded unapproved top up arrangement.

US pension benefits
Walt Havenstein is a member of the BAE Systems Employees' Retirement Plan which provides a pension from age 60 for each year of pensionable service of 1.25% on his Final Average Pay (FAP) up to Social Security Covered Compensation (circa $70,000) plus 1.5% on his FAP in excess of Social Security Covered Compensation. FAP is currently the highest three-year average of base salary plus bonus but the averaging period will increase by one year each year beginning in 2009 and reaching a ten-year average in 2015. Directors pay contributions at the same rates as other employees in the plan. The pension does not carry any spouse's pension or pension increases. Walt Havenstein also receives a 50% match on his contributions to his 401(k) plan up to a maximum contribution of 8% of earnings.

Details of post-retirement benefits for each of the executive directors who served during 2007 are shown in Table G on page 83 and are calculated in accordance with the requirements of Schedule 7A of the Companies Act 1985.

Other benefits
Other benefits provided to the executive directors include a car allowance, the taxable benefit of any private use of a chauffeur and a cash allowance for medical examination.

The two Chief Operating Officers (COOs) were new in post in 2007. In view of the requirement for the COO – US role to be based in the Washington DC area, Walt Havenstein's package includes relocation expenses in line with the Company's standard US policy. As the COO – UK/Rest of World is now required to spend increasing amounts of time in central London, the Committee has also agreed to provide Ian King with a second home allowance.

Executive directors' service contracts
It is the Committee's policy that executive directors should normally have service contracts that provide for the Company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the Company in the event of the termination of a contract. The executive directors have service contracts with Group companies and details of these are as follows:

	Date of contract	Unexpired term	Notice period
Walt Havenstein	1 December 2006	3 months	3 months either party
Ian King	31 January 2007	12 months	12 months either party
George Rose	16 November 1998 (amended: 3 December 1999 15 January 2004 and 17 October 2005)	12 months	12 months from the Company, 6 months from the individual

In the event of the termination of an executive director's contract it is the Committee's policy to seek to limit any payment made in lieu of notice to a payment equal to the amount of one year's base salary. The service contracts for all of the executive directors contain specific provisions to the effect that the Company has the right, and in Walt Havenstein's case, generally has the obligation, to pay a sum equivalent to 12 months' salary (plus the continuation of 18 months' medical benefits in Walt Havenstein's case) in the event of the

Company terminating their contracts for reasons other than gross misconduct. No executive director has provisions in his service contract that relate to a change of control of the Company (and neither does the Chairman nor the non-executive directors in their respective letters of appointment).

Retirement arrangements for Mike Turner
Mike Turner is employed under a service contract dated 22 February 1994 (amended 30 May 1995, 3 December 1999, 8 May 2002, 15 January 2004 and 14 October 2005). It was announced on 16 October 2007 that Mike Turner would be stepping down at the end of August 2008. Under a termination agreement, he will at that time become entitled to a termination payment of £236,884 in respect of his contractual and statutory rights relating to the unserved portion of his 12-month notice period to 16 October 2008, together with any payment due in respect of his 2008 annual bonus.

As a result of the pension tax changes which came into force on 6 April 2006, Mike Turner opted out of further accrual of pension with effect from that date in return for a cash supplement of 30% of salary. His pension on retirement will be calculated in accordance with the rules of the relevant plans by reference to his Pensionable Service to 6 April 2006 and Final Pensionable Pay at retirement.

Mike Turner will not be entitled to participate in the Company's Performance Share Plan for 2008 but, as announced on 16 October 2007, has been granted a performance-related conditional award as described on page 70.

In accordance with the termination agreement and the rules of the relevant plans, his existing options and awards will be treated as follows on retirement:

- unexercised options under the Executive Share Option Plan will be preserved, and may be exercised in full within 12 months after his retirement. Any performance condition in relation to those options that remains to be satisfied will be waived;
- PSP awards that have already vested (that is, awards granted in 2005 and earlier years) will be preserved, and may be exercised within six months of retirement;
- for unvested PSP awards (that is, awards granted in 2006 and 2007), the performance conditions will be tested (at Mike Turner's election) either at retirement or at the end of the normal three-year performance periods. Such awards will vest to the extent that the performance conditions have been satisfied, and may be exercised within six months. The number of shares which vest will not be time prorated to reflect his actual service during the applicable three-year periods; and
- for the unvested matching award under the SMP granted in 2007 (in respect of Mike Turner's 2006 annual bonus) and any matching award granted in 2008 should he elect to invest up to one-third of his 2007 annual bonus into the SMP, the performance conditions will be tested at his election either at retirement or at the end of the normal three-year performance periods. The awards will vest to the extent that the performance conditions have been satisfied and will not be time prorated. His linked investment shares will be released at the same time the matching shares vest.

The Committee was satisfied that these arrangements were appropriate for the purpose of ensuring that Mike Turner remains fully committed to the Company and fully incentivised in relation to share price and EPS performance until the vesting date of these options and awards. The Committee also considered that these arrangements, and the special incentive described on page 70, constituted an optimal incentive structure for Mike Turner's remaining period of service.

Other executive directors
Steve Mogford, who retired as a director on 9 May 2007, had a service contract dated 6 April 2000 (as amended 15 January 2004 and 28 October 2005). Chris Geoghegan, who retired as a director on 31 December 2007, had a service contract dated 10 July 2002 (as amended 15 January 2004 and 13 October 2005). On leaving the Company, both were entitled to a payment of 12 months' base salary in lieu of notice as set out in their contracts. Both waived their rights to these payments in return for the same amounts being paid into the Executive Pension Scheme (ExPS) and matched by equivalent payments from the Company. Their pension benefits were augmented by purchasing additional benefits under the ExPS in accordance with the scheme's normal augmentation factors. Further details are provided in Table G on page 83.

Policy on external board appointments
The long-standing policy of allowing executive directors to hold external non-BAE Systems related non-executive directorships with the prior approval of the Committee will continue. The Committee considers that external directorships provide the Company's senior executives with valuable experience that is of benefit to BAE Systems. It is also considered appropriate for BAE Systems to contribute to the pool of non-executive expertise available for the benefit of the wider business community, thereby reciprocating the benefit that it in turn has received from other organisations which have permitted members of their senior management teams to serve on the BAE Systems Board. The Committee believes that it is reasonable for the individual executive director to retain any fees received from such appointments given the additional personal responsibility that this entails. Such fees retained by the executive directors in 2007 for the period in which they served on the BAE Systems Board were as follows: Chris Geoghegan £14,542; Ian King £27,000; Steve Mogford £14,027; George Rose £79,000; and Mike Turner £38,722 plus grants of Deferred Stock Units to the value of £49,460.

Chairman's appointment, term and fees

Dick Olver was appointed Chairman on 1 July 2004. His appointment was for an initial fixed three-year term with effect from 17 May 2004 (the date that he was appointed to the Board as a non-executive director) and was extended by the Board in 2007, on the recommendation of the Nominations Committee (as chaired by Sir Peter Mason, the Senior Independent Director), for a second term of three years to 16 May 2010 unless terminated earlier in accordance with the Company's Articles of Association, or by either party giving the other not less than six months' prior written notice. His appointment is documented in a letter of appointment which is not a contract of employment and he is required to devote no fewer than two days a week to his duties as Chairman. His appointment as Chairman will automatically terminate if he ceases to be a director of the Company. His fee for the second three-year term, which has been set by the Committee at £600,000 per annum, will not be subject to review during the three-year term.

Non-executive directors' appointment, term and fees

The non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment. The dates of their original appointment were as follows:

Non-executive director	Date of appointment	Expiry of current term*
Phil Carroll	07.09.2005	06.09.2008
Michael Hartnall	10.06.2003	09.06.2009
Andy Inglis	13.06.2007	12.06.2010
Sir Peter Mason	22.01.2003	21.01.2009
Roberto Quarta	07.09.2005	06.09.2008
Sir Nigel Rudd	10.09.2006	09.09.2009
Peter Weinberg	16.06.2005	15.06.2008

* Subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years in accordance with the Company's Articles of Association.

The non-executive directors are normally appointed for two consecutive three-year terms subject to review after the end of the first three-year period and with any third term of three years being subject to rigorous review and taking into account the need progressively to refresh the Board. They do not have periods of notice and the Company has no obligation to pay compensation when their appointment terminates. They are subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years. Sue Birley retired from the Board on 9 May 2007 at the conclusion of the 2007 AGM, having originally been appointed to the Board on 22 November 2000, and Ulrich Cartellieri retired from the Board on 26 September 2007, having originally been appointed to the Board on 1 December 1999.

The letters of appointment for non-executive directors detail the amount of time it is anticipated that the individual will need to devote to his or her duties as a director. Non-executive directors are proposed by the Nominations Committee and are appointed by the Board on the basis of their experience to provide independent judgement on issues of strategy, performance, resources and standards of conduct. The level of their fees is set by the Non-Executive Directors' Fees Committee to reflect the time commitment required of the director and after reviewing practice in other comparable companies. The fee level for the chairmen of the Audit, Corporate Responsibility, and Remuneration Committees, and for the Senior Independent Director, reflects their additional responsibilities and workload.

Non-executive director	2007 fee*	2008 fee*
Chairman Audit Committee	£77,500	£83,000
Senior Independent Director	£72,500	£78,000
Chairman Remuneration Committee	£72,500	£78,000
Chairman Corporate Responsibility Committee	£72,500	£78,000
Other non-executive directors	£57,500	£63,000

* In addition, a transatlantic meeting allowance of £4,000 per meeting is paid to European-based non-executive directors attending meetings in the US and US-based non-executive directors attending meetings in Europe.

By order of the Board

Dick Olver
Chairman
20 February 2008

Table A

The table below gives details of the interests in ordinary shares in BAE Systems plc held by directors and their connected persons for those individuals who were directors of the Company as at 31 December 2007. There have been no changes in the interests of the current directors listed in the table below between 31 December 2007 and 20 February 2008 with the exception of the interests in ordinary shares of Ian King and George Rose who have each acquired an additional 77 ordinary shares since 31 December 2007 under the partnership and matching shares elements of the Share Incentive Plan so that their beneficial shareholdings at the date of this report stood at 317,974 and 538,109 respectively.

Directors' interests

	As at 1 January 2007*					
	Ordinary shares	Options	Restricted Share Plan	Share Matching Plan	Performance Share Plan	Performance Share Award
P J Carroll [1]	–	–	–	–	–	–
C V Geoghegan [2]	143,150	1,411,363	42,764	–	722,231	–
M J Hartnall	20,000	–	–	–	–	–
W P Havenstein [3]	37,484	466,586	10,249	–	278,788	–
A G Inglis [4]	–	–	–	–	–	–
I G King [5]	164,002	1,186,815	75,627	–	638,707	–
Sir Peter Mason	25,283	–	–	–	–	–
R L Olver	40,000	–	–	–	–	–
R Quarta	–	–	–	–	–	–
G W Rose	354,950	1,660,221	33,971	–	803,817	–
Sir Nigel Rudd	–	–	–	–	–	–
M J Turner	435,880	2,446,712	137,924	–	1,363,562	–
P A Weinberg	–	–	–	–	–	–

	As at 31 December 2007					
	Ordinary shares	Options	Restricted Share Plan	Share Matching Plan	Performance Share Plan	Performance Share Award
P J Carroll [1]	12,000	–	–	–	–	–
C V Geoghegan [2]	199,304	1,362,269	22,770	–	681,305	–
M J Hartnall	20,000	–	–	–	–	–
W P Havenstein [3]	72,328	327,640	10,249	18,947	303,607	–
A G Inglis [4]	–	–	–	–	–	–
I G King [5]	317,897	1,270,250	37,950	46,410	552,675	–
Sir Peter Mason	25,283	–	–	–	–	–
R L Olver	40,000	–	–	–	–	–
R Quarta	–	–	–	–	–	–
G W Rose	538,032	768,769	18,975	–	675,994	–
Sir Nigel Rudd	11,400	–	–	–	–	–
M J Turner	560,867	1,500,021	37,950	109,529	1,291,048	231,618
P A Weinberg	–	–	–	–	–	–

* or upon appointment
1 the ordinary shares held by Phil Carroll are represented by 3,000 American Depositary Shares
2 retired as a director on 31 December 2007
3 appointed as a director on 2 January 2007. The option figures for Walt Havenstein include Stock Appreciation Rights under the Executive Share Option Plan.
4 appointed as a director on 13 June 2007
5 appointed as a director on 1 January 2007

Information subject to audit

The Auditors are required to report on the information contained in Tables B, C, D, E, F and G on pages 77 to 83.

The Company's register of directors' interests (which is open to inspection) contains full details of directors' share interests. Details of directors' interests in the share option schemes and long-term incentive plans are shown in Tables B, C, D and E. The mid-market price for the Company's ordinary shares at 31 December 2007 was 498p (2006 425.75p) and the range during 2007 was 401.5p to 515p.

Table B

Long-term incentive plans

Share Matching Plan

	1 January 2007*	Awarded during the year	Vested during the year	31 December 2007
C V Geoghegan [1]	–	–	–	–
W P Havenstein [2]	–	18,947	–	18,947
I G King [3]	–	46,410	–	46,410
S L Mogford [4]	–	–	–	–
G W Rose	–	–	–	–
M J Turner	–	109,529	–	109,529

The market price at the date of award for awards made on 22 March 2007 under the Share Matching Plan was £4.565. The awards will vest, subject to the attainment of the performance condition, on the third anniversary of grant.

The performance condition for the grants of matched shares made in 2007 under the Share Matching Plan on a one-to-one match was based on real EPS growth over the three-year performance period, with one-third of the matched shares vesting where the Company achieved on average real EPS growth per annum of 3% but less than 4%, two-thirds vesting with a growth rate of 4% but less than 5%, and full vesting at growth of 5% or over. The revised performance conditions for the Share Matching Plan for grants to be made in 2008 and 2009 are set out on page 72.

Restricted Share Plan

					In respect of shares vested during the year			
	1 January 2007*	Awarded during the year	Vested during the year	31 December 2007	Date of award	Market price at date of award £	Date of vesting	Market price on vesting £
C V Geoghegan [1]	42,764	–	19,994	22,770	26.03.04	2.00	26.03.07	4.5575
W P Havenstein [2]	10,249	–	–	10,249	–	–	–	–
I G King [3]	75,627	–	37,677	37,950	26.03.04	2.00	26.03.07	4.5575
S L Mogford [4]	–	–	–	–	–	–	–	–
G W Rose	33,971	–	14,996	18,975	26.03.04	2.00	26.03.07	4.5575
M J Turner	137,924	–	99,974	37,950	26.03.04	2.00	26.03.07	4.5575

The matching award of shares under the Restricted Share Plan, under which awards have not been granted since 2006, was historically not subject to any performance criteria as it was designed to retain key staff and encourage executives to re-invest in company shares the cash bonuses that they had earned under the annual bonus plan which was itself subject to performance conditions. The Restricted Share Plan was replaced by the Share Matching Plan, which is subject to performance conditions as described above and on page 72.

Performance Share Plan

					In respect of shares vested during the year			
	1 January 2007*	Awarded during the year	Vested during the year	31 December 2007	Date of award	Market price at date of award £	Date of vesting	Market price on vesting £
W P Havenstein [2]			32,270		30.09.03	1.72	01.10.07	4.91
			26,454		30.03.04	2.01	30.03.07	4.575
Total	**278,788**	**83,543**	**58,724**	**303,607**				

Awards granted to Walt Havenstein (a US national) under the Performance Share Plan are characterised as long-term incentives rather than options as, subject to attainment of the performance condition, they are delivered automatically on the third, fourth and fifth anniversary of the award without the need to exercise an option. They are subject to the same performance conditions as options granted under the Performance Share Plan to the UK-based directors as set out on page 78. The market price at the date of the award granted on 30 March 2007 was £4.57.

The net aggregate value of assets received by directors in 2007 from long-term incentive plans, as calculated at the date of vesting, was £1,066,284 (2006 nil).

* or upon appointment
1 retired as a director on 31 December 2007. With the Remuneration Committee's agreement, the Matching award of shares under the Restricted Share Plan for Chris Geoghegan will be released in full at the end of the three-year period.
2 appointed as a director on 2 January 2007
3 appointed as a director on 1 January 2007
4 retired as a director on 9 May 2007

Table C

Directors' Share Options

Performance Share Plan

	1 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2007
C V Geoghegan[1]	722,231	107,221	148,147	–	681,305
I G King[2]	638,707	115,973	202,005	–	552,675
S L Mogford[3]	722,231	–	575,545	146,686	–
G W Rose	803,817	122,538	250,361	–	675,994
M J Turner	1,363,562	310,175	382,689	–	1,291,048

Note: Awards granted to Walt Havenstein[4], a US national, under the Performance Share Plan are characterised as long-term incentives, rather than as options, and are shown under Table B.

The breakdown of the options held by executive directors under the Performance Share Plan is as follows:

	1 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2007	Date of grant	Date of exercise or lapse	Date from which exercisable*	Expiry date
C V Geoghegan[1]	234,145	–	78,048	–	156,097	30.09.03	30.03.07	30.09.06[5]	30.09.10
	210,298	–	70,099	–	140,199	30.03.04	30.03.07	30.03.07[5]	30.03.11
	168,560	–	–	–	168,560	24.03.05	–	24.03.08[5]	24.03.12
	109,228	–	–	–	109,228	12.04.06	–	12.04.09[6]	12.04.13
	–	107,221	–	–	107,221	30.03.07	–	30.03.10[6]	30.03.14
Total	**722,231**	**107,221**	**148,147**	–	**681,305**				
I G King[2]	212,209	–	70,736	–	–	30.09.03	23.02.07	30.09.06[5]	30.09.10
	–	–	70,736	–	70,737	30.09.03	23.10.07	30.09.07[5]	30.09.10
	181,601	–	60,533	–	121,068	30.03.04	30.03.07	30.03.07[5]	30.03.11
	147,935	–	–	–	147,935	24.03.05	–	24.03.08[5]	24.03.12
	96,962	–	–	–	96,962	12.04.06	–	12.04.09[6]	12.04.13
	–	115,973	–	–	115,973	30.03.07	–	30.03.10[6]	30.03.14
Total	**638,707**	**115,973**	**202,005**	–	**552,675**				
S L Mogford[3]	234,145	–	78,048	–	–	30.09.03	23.02.07	30.09.06[5]	30.09.10
	–	–	156,097	–	–	30.09.03	10.05.07	10.05.07[5]	10.11.07
	210,298	–	70,099	–	–	30.03.04	30.03.07	30.03.07[5]	30.03.11
	–	–	140,199	–	–	30.03.04	10.05.07	10.05.07[5]	10.11.07
	168,560	–	131,102	37,458	–	24.03.05	10.05.07	10.05.07[3]	10.11.07
	109,228	–	–	109,228	–	12.04.06	–	12.04.09[3]	12.04.13
Total	**722,231**	–	**575,545**	**146,686**	–				
G W Rose	260,494	–	86,831	–	–	30.09.03	23.02.07	30.09.06[5]	30.09.10
	–	–	86,831	–	86,832	30.09.03	01.10.07	30.09.07[5]	30.09.10
	230,099	–	76,699	–	153,400	30.03.04	30.03.07	30.03.07[5]	30.03.11
	189,393	–	–	–	189,393	24.03.05	–	24.03.08[5]	24.03.12
	123,831	–	–	–	123,831	12.04.06	–	12.04.09[6]	12.04.13
	–	122,538	–	–	122,538	30.03.07	–	30.03.10[6]	30.03.14
Total	**803,817**	**122,538**	**250,361**	–	**675,994**				
M J Turner	392,442	–	130,814	–	–	30.09.03	23.02.07	30.09.06[5]	30.09.10
	–	–	130,814	–	130,814	30.09.03	01.10.07	30.09.07[5]	30.09.10
	363,184	–	121,061	–	242,123	30.03.04	30.03.07	30.03.07[5]	30.03.11
	303,030	–	–	–	303,030	24.03.05	–	24.03.08[5]	24.03.12
	304,906	–	–	–	304,906	12.04.06	–	12.04.09[6]	12.04.13
	–	310,175	–	–	310,175	30.03.07	–	30.03.10[6]	30.03.14
Total	**1,363,562**	**310,175**	**382,689**	–	**1,291,048**				

1 retired as a director on 31 December 2007. With the agreement of the Remuneration Committee the performance condition on the 2005, 2006 and 2007 PSP awards for Chris Geoghegan will be tested at the end of the normal three-year performance period, and any part of the award vesting will be pro-rated for service completed and be exercisable for six months.
2 appointed as a director on 1 January 2007
3 retired as a director on 9 May 2007. With the agreement of the Remuneration Committee the performance condition on the 2005 and 2006 PSP awards for Steve Mogford was tested at his date of retirement. The 2005 award vested in full (subject to pro-rating for service completed) and the 2006 award lapsed. All vested PSP awards became exercisable within six months of retirement.
4 appointed as a director on 2 January 2007
5 subject to a performance condition which has been met
6 subject to a performance condition that is yet to be tested
* The date from which exercisable refers to the first date from which any tranche of the option remaining at the year end is exercisable (subject to the attainment of the performance condition where the award has not yet vested).

Awards granted under the Performance Share Plan between 2003 and 2007 are subject to the same performance conditions as those for awards to be granted under the PSP[TSR] in 2008 as set out on page 71, ie 100% of the conditional awards vest if the Company's Total Shareholder Return (TSR) is in the top 20% of TSRs achieved by a sectoral comparator group of 18 companies, with 25% vesting if TSR is in the top 50%, and nil vesting if the Company's performance is outside the top 50%. The awards are also subject to the same secondary measure for underlying financial performance set out on page 71. Awards that vest at the end of year three are exercisable in three tranches at the end of years three, four and five.

The mid-market price for the Company's ordinary shares at 31 December 2007 was 498p (2006 425.75p). The range during the year was 401.5p to 515p.

SAYE Share Option Scheme

All outstanding options held by the executive directors in the SAYE Share Option Scheme were exercised in 2007.
No further options will be granted under this Scheme.

	1 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2007	Exercise price £	Date of grant	Date of exercise or lapse	Date from which exercisable	Expiry date
C V Geoghegan [1]	435	–	435	–	–	1.56	20.04.04	01.06.07	01.06.07	01.12.07
I G King [2]	435	–	435	–	–	1.56	20.04.04	01.06.07	01.06.07	01.12.07
G W Rose	435	–	435	–	–	1.56	20.04.04	22.08.07	01.06.07	01.12.07
M J Turner	1,499	–	1,499	–	–	2.56	09.04.02	07.06.07	01.06.07	01.12.07

The exercise of options under the SAYE Share Option Scheme, an all-employee scheme, was not subject to the satisfaction of any performance conditions.

Executive Share Option Plan

	1 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2007
C V Geoghegan [1]	1,410,928	160,831	–	209,490	1,362,269
W P Havenstein [3]	96,453	125,315	–	–	221,768
I G King [2]	1,186,380	173,960	–	90,090	1,270,250
S L Mogford [4]	1,469,136	–	819,020	233,433	416,683
G W Rose	1,659,786	183,807	815,123	259,701	768,769
M J Turner	2,445,213	465,262	1,133,439	277,015	1,500,021

The BAE Systems Executive Share Option Plan was used to grant options to the executive directors between 2001 and 2007. No further grants will be made under this Plan other than in exceptional circumstances. Options granted under this Plan are normally exercisable between the third and tenth anniversary of their grant and options granted between 2005 and 2007 may only be exercised during this period as follows: (i) 33.33% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 3% but less than 4% over the three-year performance period; (ii) 66.67% of each option grant is exercisable if the Company achieves on average real EPS growth of 4% but less than 5% over the three-year performance period; and (iii) 100% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 5% or more over the three-year performance period. The performance conditions for the grants of options made between 2001 and 2004 were the same as for grants made between 2005 and 2007 with the exception of the re-testing provision: for grants made between 2001 and 2003, where the original three-year performance is not met, performance is re-tested at the end of years four and five against the full period from grant; for grants made in 2004, where the original performance target is not met, performance is re-tested at the end of year five against the full period from grant. In all these cases the option will lapse in year five if the targets have not been achieved. In determining the performance measures the Remuneration Committee took the view that the Company's major investors believe EPS to be a key indicator of long-term financial performance and value creation.

On completion of the BAe/MES merger in 1999, options were granted to executive directors (and other senior executives) under the predecessor Executive Share Option Scheme. Options granted to Ian King in 1999 could only be exercised if the pre-exceptional EPS for any three-year period exceeded the sum of inflation for that period and a real growth requirement of 9% was achieved and these options vested in full in February 2006. Options granted to the other executive directors in 1999 (which partially vested in 2004) were conditional on the satisfaction of a special performance condition based on the achievement of cost savings of the merger integration process over the three-year performance period commencing on 1 January 2000.

The mid-market price for the Company's ordinary shares at 31 December 2007 was 498p (2006 425.75p). The range during the year was 401.5p to 515p.

A breakdown of options held by executive directors under the Executive Share Option Plan is given overleaf.

Awards granted to Walt Havenstein under the Executive Share Option Plan between 2003 and 2005 were granted under the Stock Appreciation Rights (SARs) Schedule to that plan and are equity-settled. They are subject to the same performance conditions as options granted under this plan as set out above.

Executive Share Option Plan – Stock Appreciation Rights (SARs)

	1 January 2007	Granted during the year	Subject to exercise during the year	Vested on exercise during the year	31 December 2007	SAR price £	Date of grant	Date of exercise	Date from which exercisable	Expiry date
W P Havenstein [3]	145,217	–	145,217	91,675	–	1.72	30.09.03	23.02.07	30.09.06	30.09.13
	119,044	–	119,044	67,167	–	2.01	30.03.04	30.03.07	30.03.07	30.03.14
	90,949	–	–	–	90,949	2.64	24.03.05	–	24.03.08	24.03.15
	14,923	–	–	–	14,923	3.56	22.12.05	–	22.12.08	22.12.15
Total	**370,133**	**–**	**264,261**	**158,842**	**105,872**					

During 2007 SAR awards over 264,261 shares were subject to exercise and the number of shares vesting and allotted under these stock appreciation rights totalled 158,842 as set out above.

In addition, Walt Havenstein has a cash-settled SAR over 53,010 ordinary shares granted on 27 November 2000 at a SAR price of £3.73, exercisable from 27 November 2003. The right is exercisable until 27 November 2010 and was subject to the performance condition relating to options granted in 2000 (ie exercisable only if growth in pre-exceptional EPS for any three-year period over the ten-year life exceeded the sum of inflation for that period and a growth requirement of 9%) which has been met.

1 retired as a director on 31 December 2007
2 appointed as a director on 1 January 2007
3 appointed as a director on 2 January 2007
4 retired as a director on 9 May 2007

The breakdown of the options held by executive directors under the Executive Share Option Plan is as follows:

	1 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2007	Exercise price £	Date of grant	Date of exercise or lapse	Date from which exercisable	Expiry date
C V Geoghegan [1]	118,090	–	–	–	118,090	3.98	03.05.00	–	03.05.03[5]	03.05.10
	89,552	–	–	89,552	–	3.35	03.04.02	21.02.07	03.04.05	03.04.12
	119,938	–	–	119,938	–	3.26	22.10.02	21.02.07	22.10.05	22.10.12
	351,218	–	–	–	351,218	1.72	30.09.03	–	30.09.06[5]	30.09.13
	315,447	–	–	–	315,447	2.01	30.03.04	–	30.03.07[5]	30.03.14
	252,840	–	–	–	252,840	2.64	24.03.05	–	24.03.08[5]	24.03.15
	163,843	–	–	–	163,843	4.28	12.04.06	–	12.04.09[6]	12.04.16
	–	160,831	–	–	160,831	4.57	30.03.07	–	30.03.10[6]	30.03.17
Total	**1,410,928**	**160,831**	–	**209,490**	**1,362,269**					
W P Havenstein [2]	96,453	–	–	–	96,453	4.28	12.04.06	–	12.04.09[6]	12.04.16
	–	125,315	–	–	125,315	4.57	30.03.07	–	30.03.10[6]	30.03.17
Total	**96,453**	**125,315**	–	–	**221,768**					
I G King [3]	138,242	–	–	–	138,242	4.21	20.12.99	–	20.12.02[5]	20.02.09
	90,090	–	–	90,090	–	3.35	03.04.02	21.02.07	03.04.05	03.04.12
	318,314	–	–	–	318,314	1.72	30.09.03	–	30.09.06[5]	30.09.13
	272,388	–	–	–	272,388	2.01	30.03.04	–	30.03.07[5]	30.03.14
	221,903	–	–	–	221,903	2.64	24.03.05	–	24.03.08[5]	24.03.15
	145,443	–	–	–	145,443	4.28	12.04.06	–	12.04.09[6]	12.04.16
	–	173,960	–	–	173,960	4.57	30.03.07	–	30.03.10[6]	30.03.17
Total	**1,186,380**	**173,960**	–	**90,090**	**1,270,250**					
S L Mogford [4]	64,415	–	64,415	–	–	4.21	20.12.99	10.05.07	20.12.02[5]	10.05.09
	87,940	–	87,940	–	–	3.98	03.05.00	10.05.07	03.05.03[5]	10.05.09
	233,433	–	–	233,433	–	3.35	03.04.02	21.02.07	03.04.05	03.04.12
	351,218	–	351,218	–	–	1.72	30.09.03	23.02.07	30.09.06[5]	30.09.13
	315,447	–	315,447	–	–	2.01	30.03.04	30.03.07	30.03.07[5]	30.03.14
	252,840	–	–	–	252,840	2.64	24.03.05	–	24.03.08[5]	24.03.15
	163,843	–	–	–	163,843	4.28	12.04.06	–	12.04.09[6]	12.04.16
Total	**1,469,136**	–	**819,020**	**233,433**	**416,683**					
G W Rose	79,233	–	79,233	–	–	3.29	06.10.98	23.02.07	06.10.01[5]	06.10.08
	115,125	–	–	–	115,125	4.21	20.12.99	–	20.12.02[5]	20.12.09
	259,701	–	–	259,701	–	3.35	03.04.02	21.02.07	03.04.05	03.04.12
	390,741	–	390,741	–	–	1.72	30.09.03	23.02.07	30.09.06[5]	30.09.13
	345,149	–	345,149	–	–	2.01	30.03.04	30.03.07	30.03.07[5]	30.03.14
	284,090	–	–	–	284,090	2.64	24.03.05	–	24.03.08[5]	24.03.15
	185,747	–	–	–	185,747	4.28	12.04.06	–	12.04.09[6]	12.04.16
	–	183,807	–	–	183,807	4.57	30.03.07	–	30.03.10[6]	30.03.17
Total	**1,659,786**	**183,807**	**815,123**	**259,701**	**768,769**					
M J Turner	122,855	–	–	–	122,855	4.21	20.12.99	–	20.12.02[5]	20.12.09
	277,015	–	–	277,015	–	3.35	03.04.02	21.02.07	03.04.05	03.04.12
	588,663	–	588,663	–	–	1.72	30.09.03	23.02.07	30.09.06[5]	30.09.13
	544,776	–	544,776	–	–	2.01	30.03.04	30.03.07	30.03.07[5]	30.03.14
	454,545	–	–	–	454,545	2.64	24.03.05	–	24.03.08[5]	24.03.15
	457,359	–	–	–	457,359	4.28	12.04.06	–	12.04.09[6]	12.04.16
	–	465,262	–	–	465,262	4.57	30.03.07	–	30.03.10[6]	30.03.17
Total	**2,445,213**	**465,262**	**1,133,439**	**277,015**	**1,500,021**					

1 retired as a director on 31 December 2007. With the Remuneration Committee's agreement, and exercise being subject to attainment of the performance condition, options granted prior to 2001 for Chris Geoghegan had their period of exercise determined as 24 months from the date of leaving and options granted from 2001 onwards had their period of exercise determined as the end of the option's ten-year life.
2 appointed as a director on 2 January 2007
3 appointed as a director on 1 January 2007
4 retired as a director on 9 May 2007. With the Remuneration Committee's agreement, and exercise being subject to attainment of the performance condition, options granted prior to 2001 for Steve Mogford had their period of exercise determined as 24 months from the date of leaving and options granted from 2001 onwards had their period of exercise determined as the end of the option's ten-year life.
5 subject to a performance condition which has been met
6 subject to a performance condition that is yet to be tested

The maximum duration for the grant of an option under the Executive Share Option Plan is ten years.

The mid-market price for the Company's ordinary shares at 31 December 2007 was 498p (2006 425.75p). The range during the year was 401.5p to 515p.

Table D

Options exercised during 2007

	Date of exercise	Number of options exercised	Number of shares sold on exercise	Realised gain on sold shares £	Unrealised gain on retained shares £	Price of option £	Market price on exercise £	Market price at year end £	Date option first exercisable[1]	Date option would have lapsed
C V Geoghegan[2]	30.03.07	78,048	38,091	174,838	183,403	nil	4.59	4.98	30.09.06	30.09.10
	30.03.07	70,099	34,212	157,033	164,721	nil	4.59	4.98	30.03.07	30.03.11
	01.06.07	435	–	–	1,294	1.56	4.535	4.98	01.06.07	01.12.07
W P Havenstein[3]	23.02.07	91,675	91,675	417,350	–	nil*	4.5525	4.98	30.09.06	30.09.13
	30.03.07	67,167	67,167	307,289	–	nil*	4.575	4.98	30.03.07	30.03.14
I G King[4]	23.02.07	70,736	34,522	157,201	164,906	nil	4.55364	4.98	30.09.06	30.09.10
	30.03.07	60,533	29,543	134,716	141,314	nil	4.56	4.98	30.03.07	30.03.11
	01.06.07	435	–	–	1,294	1.56	4.535	4.98	01.06.07	01.12.07
	23.10.07	70,736	34,522	170,798	179,169	nil	4.9475	4.98	30.09.07	30.09.10
S L Mogford[5]	23.02.07	351,218	323,327	916,192	79,033	1.72	4.55364	4.98	30.09.06	30.09.13
	23.02.07	78,049	68,059	309,916	45,491	nil	4.55364	4.98	30.09.06	30.09.10
	30.03.07	315,447	315,447	804,390	–	2.01	4.56	4.98	30.03.07	30.03.14
	30.03.07	70,099	70,099	319,651	–	nil	4.56	4.98	30.03.07	30.03.11
	10.05.07	64,415	64,415	13,044	–	4.21	4.4125	4.98	20.12.02	10.05.09
	10.05.07	87,940	87,940	38,034	–	3.98	4.4125	4.98	03.05.03	10.05.09
	10.05.07	156,096	156,096	688,774	–	nil	4.4125	4.98	10.05.07	10.11.07
	10.05.07	140,199	140,199	618,628	–	nil	4.4125	4.98	10.05.07	10.11.07
	10.05.07	131,102	131,102	578,488	–	nil	4.4125	4.98	10.05.07	10.11.07
G W Rose	23.02.07	79,233	66,208	83,663	16,459	3.29	4.55364	4.98	06.10.01	06.10.08
	23.02.07	390,741	390,741	1,107,219	–	1.72	4.55364	4.98	30.09.06	30.09.13
	23.02.07	86,831	86,831	395,397	–	nil	4.55364	4.98	30.09.06	30.09.10
	30.03.07	345,149	246,586	630,644	252,075	2.01	4.5675	4.98	30.03.07	30.03.14
	30.03.07	76,699	37,432	170,971	179,352	nil	4.5675	4.98	30.03.07	30.03.11
	22.08.07	435	–	–	1,263	1.56	4.4625	4.98	01.06.07	01.12.07
	01.10.07	86,831	64,604	316,721	108,968	nil	4.9025	4.98	30.09.07	30.09.10
M J Turner	23.02.07	588,663	588,663	1,668,059	–	1.72	4.55364	4.98	30.09.06	30.09.13
	23.02.07	130,814	130,814	595,680	–	nil	4.55364	4.98	30.09.06	30.09.10
	30.03.07	544,776	544,776	1,389,179	–	2.01	4.56	4.98	30.03.07	30.03.14
	30.03.07	121,061	121,061	552,038	–	nil	4.56	4.98	30.03.07	30.03.11
	07.06.07	1,499	–	–	2,582	2.56	4.2825	4.98	01.06.07	01.12.07
	01.10.07	130,814	130,814	645,044	–	nil	4.931	4.98	30.09.07	30.09.10
Total				**13,360,957**	**1,521,324**					

1 subject to performance condition
2 retired as a director on 31 December 2007
3 appointed as a director on 2 January 2007
4 appointed as a director on 1 January 2007
5 retired as a director on 9 May 2007

* equity-settled Stock Appreciation Right

The aggregate amount of gains made by directors from the exercise of share options in 2007, as calculated at the date of exercise, was £14,882,281 (2006 £1,395,166).

Table E

Performance Share Award

	1 January 2007	Awarded during the year	Vested during the year	31 December 2007
M J Turner	–	231,618	–	231,618

Mike Turner was granted a contingent award over 231,618 shares on 16 October 2007. The shares will vest in two equal tranches, for nil consideration, in the year following his retirement on 31 August 2008, subject to the satisfaction of certain performance targets by 31 August 2008. These targets relate to continuing the successful implementation of the Company's business strategy, satisfaction of leadership objectives set by the Remuneration Committee, achieving an orderly handover of key external relationships and facilitating an orderly succession to the Chief Executive role. The market price at the date of award was £5.10.

Table F

Directors' remuneration

	2007						2006					
	Base salary £'000	Fees £'000	Bonus £'000	Benefits £'000	Other pay £'000	Total £'000	Base salary £'000	Fees £'000	Bonus £'000	Benefits £'000	Other pay £'000	Total £'000
Chairman												
R L Olver	–	562	–	19	–	581	–	500	–	6	–	506
Executive directors												
C V Geoghegan [2]	490	–	411	33	147	1,081	468	–	444	31	105	1,048
W P Havenstein [3]	390	–	584	61	–	1,035	n/a	n/a	n/a	n/a	n/a	n/a
I G King [3]	545	–	532	22	–	1,099	n/a	n/a	n/a	n/a	n/a	n/a
M Lester [1]	n/a	n/a	n/a	n/a	n/a	n/a	568	–	556	27	–	1,151
S L Mogford [2]	176	–	243	13	–	432	468	–	463	25	–	956
M H Ronald [1]	n/a	n/a	n/a	n/a	n/a	n/a	542	–	773	31	643	1,989
G W Rose	560	–	532	32	–	1,124	530	–	519	27	–	1,076
M J Turner	945	–	1,375	35	284	2,639	870	–	1,305	31	196	2,402
Non-executive directors												
Prof S Birley [2]	–	26	–	–	–	26	–	73	–	–	–	73
P J Carroll	–	78	–	–	–	78	–	70	–	–	–	70
Dr U Cartellieri [2]	–	47	–	–	–	47	–	58	–	–	–	58
M J Hartnall	–	86	–	–	–	86	–	78	–	–	–	78
A G Inglis [3]	–	40	–	–	–	40	n/a	n/a	n/a	n/a	n/a	n/a
Sir Peter Mason	–	81	–	–	–	81	–	73	–	–	–	73
Rt Hon M Portillo [1]	n/a	n/a	n/a	n/a	n/a	n/a	–	17	–	–	–	17
R Quarta	–	66	–	–	–	66	–	58	–	–	–	58
Sir Nigel Rudd	–	75	–	–	–	75	–	15	–	–	–	15
P A Weinberg	–	93	–	–	–	93	–	77	–	–	–	77
	3,106	1,154	3,677	215	431	8,583	3,446	1,019	4,060	178	944	9,647

1 retired during or at the end of 2006
2 retired during or at the end of 2007
3 appointed in 2007

All emoluments and compensation paid to the directors during the year are shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.

The other pay received by Chris Geoghegan and Mike Turner was in respect of a cash supplement payable from opting out of future accrual under the Company pension schemes.

The benefits received by the UK-based executive directors include, where applicable, the provision of a car and the taxable benefit of any private use of a chauffeur, attendance at corporate events and support in relation to relocation/second residence. The benefits received by Walt Havenstein, the US-based executive director, include a cash allowance for a car, medical examination, dental benefits and insured life benefits. The benefit received by the Chairman, Dick Olver, was the taxable benefit relating to the private use of a chauffeur.

In 2007, Chris Geoghegan and Steve Mogford were each entitled to a sum of £490,000, being 12 months' salary in lieu of notice, to which they waived their rights in return for augmented pension benefits as disclosed on page 74 and in Table G on page 83.

The fees payable to the non-executive directors during 2007 are detailed on page 75. In addition, a transatlantic meeting allowance of £4,000 per meeting was paid to the US-based non-executive directors, Phil Carroll and Peter Weinberg, who attended five meetings in the UK. With the exception of Ulrich Cartellieri and Sue Birley, the remaining non-executive directors, being UK-based, received the same allowance to attend two meetings in the US. Ulrich Cartellieri received £4,000 to attend one meeting in the US prior to his retirement from the Board and Sue Birley did not attend any meetings in the US during 2007.

Sir Charles Masefield retired as a director on 28 February 2003 and was employed by the Company on a part-time basis in an overseas representational role until 31 December 2007. In 2007 his remuneration was £331,600 (2006 £316,600) and comprised a salary and a cash allowance for a car. Sir Richard Evans retired as a director and Chairman on 30 June 2004. He remained employed in a part-time customer relationship role and will cease to be an employee on 29 February 2008. The Company will invite him to become a member of its Home Market Advisory Board for Saudi Arabia. In 2007 his remuneration was £332,400 (2006 £317,350) and comprised a salary and a cash allowance for a car.

There were no other payments to former directors during the year other than the payment to Richard Lapthorne referred to in the notes to Table G on page 83.

Table G

Post-retirement benefits

	Age	NRA*	Accrued pension at 31 December 2007[1] £ per annum	Increase/ (decrease) in accrued benefits £ per annum	Change in accrued pension after allowing for inflation £ per annum	Transfer value at 1 January 2007[2] £	Transfer value at 31 December 2007 £	Director's contributions £	Increase in transfer value less director's contributions £
C V Geoghegan[3]	53	60	267,458	20,525	11,573	3,381,361	3,495,623	–	114,262
W P Havenstein[4]	59	60	75,905	19,073	18,350	590,700	791,208	3,375	197,133
I G King	51	62	373,388	40,934	28,882	2,736,838	3,075,417	46,230	292,349
S L Mogford[5]	51	60	184,155	(51,408)	(59,948)	2,813,722	3,165,154	16,258	335,174
G W Rose[6]	55	60	295,575	32,590	23,056	3,944,663	4,326,358	51,857	329,838
M J Turner[7]	59	60	659,544	85,138	64,315	10,546,221	11,637,570	–	1,091,349

* Normal Retirement Age

1 Accrued pensions may be reduced if they are taken before the normal retirement age of the scheme. In addition, a longevity adjustment factor applies to UK pension accrued after 5 April 2006.

2 Transfer values have been calculated in accordance with GN11 issued by the actuarial profession. For UK-based directors the assumptions are the same as those used in the calculation of cash equivalents from the schemes. For US-based directors the assumptions are the same as those used for accounting disclosures. The amount of the increase in transfer value arising from the change in assumptions is: Chris Geoghegan (£224,755); Walt Havenstein (£35,712); Ian King (£218,519); Steve Mogford (£132,759); George Rose (£271,274); Mike Turner (£693,464).

3 As a result of the changes to taxation of pensions introduced in April 2006, Chris Geoghegan elected to opt out of the pension scheme and since April 2006 has been receiving a taxable salary supplement of 30% of his base salary. The pension shown above is the accrued pension at 31 December 2007. Chris Geoghegan retired from the Board on 31 December 2007 and started to draw his pension with effect from 1 January 2008. His accrued pension was reduced on retirement to £201,814 to allow for early payment. This early retirement pension was increased by £32,102 pa by way of a Company augmentation of £980,000 relating to his payment in lieu of notice and the matching Company payment as referred to on page 74, calculated in accordance with the scheme's normal augmentation factors.

4 Walt Havenstein's accrued pension comprises £13,902 from a contributory Qualified Plan and £62,003 from Non-Qualified Plans. In addition, Walt Havenstein participates in a Section 401(k) defined contribution arrangement set up for US employees in which the Company will match employee contributions up to a limit. In 2007 the Company paid contributions of $6,308 (£3,173) into this 401(k) arrangement. In addition, the Company paid $13,427 (£6,754) into a Deferred Compensation arrangement. Walt Havenstein is paid in US dollars. Of the change in the accrued benefit and the transfer value (£1,206) and (£12,574) respectively is due to currency movements.

5 Steve Mogford retired from the Board on 9 May 2007 and started to draw his pension with effect from 1 June 2007. His pension was reduced for early payment. This early retirement pension was increased by £31,056 pa by way of a Company augmentation of £980,000 relating to his payment in lieu of notice and the matching Company payment as referred to on page 74, calculated in accordance with the scheme's normal augmentation factors.

6 George Rose has an unapproved retirement arrangement for pensionable service before 5 April 2006 that is partly funded and partly unfunded. No company contributions have been made to these arrangements during the year.

7 As a result of the changes to taxation of pensions introduced in April 2006 Mike Turner elected to opt out of the pension scheme and since April 2006 has been receiving a taxable salary supplement of 30% of his base salary.

Richard Lapthorne, a former director, has an unfunded pension arrangement payable by the Company. In 2007, pension payments made by the Company to him were £93,554 (2006 £90,078).

Other statutory and regulatory information

Principal activities
The BAE Systems Group delivers, through its wholly-owned subsidiaries and equity accounted investments, a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services.

Directors
The current directors who served during the 2007 financial year are listed on pages 54 to 55. Of those directors, Ian King was appointed to the Board on 1 January 2007, Walt Havenstein on 2 January 2007 and Andy Inglis on 13 June 2007. On 16 October 2007 the Company announced that Mike Turner, the Chief Executive, would be retiring at the end of August 2008.

The following directors also served on the Board in 2007 from 1 January 2007 to the date of their retirement as stated below:

Director	Date retired from the Board
Professor Sue Birley	9 May 2007
Dr Ulrich Cartellieri	26 September 2007
Chris Geoghegan	31 December 2007
Steve Mogford	9 May 2007

Dividend
An interim dividend of 5.0 pence per share was paid on 30 November 2007. The directors propose a final dividend of 7.8p per ordinary share. Subject to approval of the shareholders, the final dividend will be paid on 2 June 2008 to shareholders on the share register on 18 April 2008.

Annual General Meeting (AGM)
The Company's AGM will be held on 7 May 2008. The Notice of Annual General Meeting is enclosed with this Annual Report and details the resolutions to be proposed at the meeting.

Office of Fair Trade undertakings
As a consequence of the merger between British Aerospace and the former Marconi Electronics Systems businesses in 1999, the Company gave certain undertakings to the Secretary of State for Trade and Industry (now the Secretary of State for Business, Enterprise and Regulatory Reform). In February 2007, the Company was released from the majority of these undertakings and the remainder have been superseded and varied by a new set of undertakings. Compliance with the undertakings is monitored by a compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the Company Secretary at the Company's registered office or through the Company's website.

Supplier payment policy
It is Group policy that each business unit is in compliance with local best practice in the country of operation in respect of supplier payment policies. Agreed payment schedules are maintained provided that the supplier complies with all relevant terms and conditions. It is Group policy that changes to the agreed payment schedule are only made with the prior agreement of the supplier.

The average number of days credit provided in 2007 by suppliers was 39 days (2006 37 days).

Charitable donations
During 2007, the amount donated for charitable purposes in the UK was £1.4m (2006 £1m). Further details of the Company's charitable activities are set out on page 40.

Political donations
No political donations were made in 2007.

Structure of share capital
As at 31 December 2007, the Company's authorised share capital of £180,000,001 comprised 4,450,000,000 ordinary shares of 2.5p each, 275,000,000 7.75p (net) cumulative redeemable preference shares of 25p each and one Special Share of £1.

As at 31 December 2007, BAE Systems' issued share capital of £89,362,726 comprised 3,574,509,017 ordinary shares of 2.5p each and one Special Share of £1.

Rights and obligations of ordinary shares
On a show of hands at a general meeting every holder of ordinary shares present in person or by proxy and entitled to vote shall have one vote and on a poll, every member present in person or by proxy and entitled to vote shall have one vote for every ordinary share held. Subject to the relevant statutory provisions and the Company's Articles of Association, holders of ordinary shares are entitled to a dividend where declared or paid out of profits available for such purposes. Subject to the relevant statutory provisions and the Company's Articles of Association, on a return of capital on a winding-up, holders of ordinary shares are entitled, after repayment of the £1 Special Share, to participate in such a return.

Rights and obligations of cumulative redeemable preference shares
Following conversion of all the cumulative redeemable preference shares in issue into ordinary shares pursuant to the Company's Articles of Association, there were no cumulative redeemable preference shares in issue as at 31 December 2007. The Company has no intention of re-issuing such shares and the effect of a special resolution to be proposed at the 2008 AGM will be, amongst other things, to delete the provisions of the Articles of Association relating to such shares.

Rights and obligations of the Special Share
The Special Share is held on behalf of the Secretary of State for Trade and Industry (the 'Special Shareholder') (now the Secretary of State for Business, Enterprise and Regulatory Reform). Certain provisions of the Company's Articles of Association cannot be amended without the consent of the Special Shareholder. These provisions include the requirement that no foreign person, or foreign persons acting in concert, can have more than a 15% voting interest in the Company, the requirement that the majority of the directors are British, the requirement that decisions of the directors at their meetings, in their committees or via resolution must be approved by a majority of British directors and the requirement that the chief executive and any executive chairman are British.

The holder of the Special Share is entitled to attend a general meeting, but the Special Share carries no right to vote or any other rights at any such meeting, other than to speak in relation to any business in respect of the Special Share. Subject to the relevant statutory provisions and the Company's Articles of Association, on a return of capital on a winding-up, the Special Share shall be entitled to repayment of the £1 capital paid up on the Special Share in priority to any repayment of capital to any other members.

The holder of the Special Share has the right to require the Company to redeem the Special Share at par or convert the Special Share into one ordinary share at any time.

Treasury shares
As at the date of this report 61,945,000 ordinary shares were held in treasury. The rights to such shares are restricted in accordance with the Companies Acts and, in particular, the voting rights attaching to these shares are automatically suspended.

Restrictions on transfer of securities
The restrictions on the transfer of shares in the Company are as follows:

- the Special Share may only be issued to, held by and transferred to the Special Shareholder or his successor or nominee;
- the directors shall not register any allotment or transfer of any shares to a foreign person, or foreign persons acting in concert,

who at the time have more than a 15% voting interest in the Company, or who would, following such allotment or transfer, have such an interest;

- the directors shall not register any person as a holder of any shares unless they have received: (i) a declaration stating that upon registration, the share(s) will not be held by foreign persons or that upon registration the share(s) will be held by a foreign person or persons; (ii) such evidence (if any) as the directors may require of the authority of the signatory of the declaration; and (iii) such evidence or information (if any) as to the matters referred to in the declaration as the directors consider appropriate;
- the directors may, in their absolute discretion, refuse to register any transfer of shares which are not fully paid up (but not so as to prevent dealings in listed shares from taking place);
- the directors may also refuse to register any instrument of transfer of shares unless the instrument of transfer is in respect of only one class of share and it is lodged at the place where the register of members is kept, accompanied by a relevant certificate or such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;
- the directors may refuse to register an allotment or transfer of shares in favour of more than four persons jointly;
- where a shareholder has failed to provide the Company with certain information relating to their interest in shares, the directors can, in certain circumstances, refuse to register a transfer of such shares;
- certain restrictions may from time to time be imposed by laws and regulations (for example, insider trading laws);
- restrictions may be imposed pursuant to the Listing Rules of the Financial Services Authority whereby certain of the Group's employees require the Company's approval to deal in shares; and
- awards of shares made under the Company's share incentive plan are subject to restrictions on the transfer of shares prior to vesting.

The Company is not aware of any arrangements between its shareholders that may result in restrictions on the transfer of shares and/or voting rights.

Significant direct and indirect holders of securities

As at 20 February 2008, the Company had been advised of the following significant direct and indirect interests in the issued ordinary share capital of the Company:

AXA S.A. and its group of companies	10.32%
Barclays PLC	3.98%
Capital Group Companies, Inc.	6.99%
Franklin Resources, Inc. and affiliates	4.92%
Legal and General Group Plc	4.07%

Exercise of rights of shares in employee share schemes

The Trustees of the employee trusts do not seek to exercise voting rights on shares held in the employee trusts other than on the direction of the underlying beneficiaries. No voting rights are exercised in relation to shares unallocated to individual beneficiaries.

Restrictions on voting deadlines

The notice of any general meeting shall specify the deadline for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be proposed at the general meeting. The number of proxy votes for, against or withheld in respect of each resolution are publicised on the Company's website after the meeting.

Appointment and replacement of directors

Subject to certain nationality requirements mentioned below, the Company may by ordinary resolution appoint any person to be a director. The majority of directors holding office must be British. Otherwise the directors who are not British shall vacate office in such order that those who have been in office for the shortest period since their appointment shall vacate their office first, unless all of the directors otherwise agree among themselves. Any director who holds the office of either chairman (in an executive capacity) or chief executive shall also be British.

The Company must have six directors holding office at all times. If the number is reduced to below six, then such number of persons shall be appointed as directors as soon as is reasonably practicable to reinstate the number of directors to six. The Company may by ordinary resolution from time to time vary the minimum number of directors.

At each AGM of the Company, any director who was elected or last re-elected at or before the AGM held in the third calendar year before the then current calendar year must retire by rotation and such further directors must retire by rotation so that in total not less than one-third of the directors retire by rotation each year. A retiring director is eligible for re-election.

Amendment of the Company's Articles of Association

The Company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders. Where class rights are varied, such amendments must be approved by the members of each class of shares separately.

In addition, certain provisions of the Articles of Association cannot be amended without the consent of the Special Shareholder. These provisions include the requirement that no foreign person, or foreign persons acting in concert, can have more than a 15% voting interest in the Company, the requirement that the majority of the directors are British, the requirement that decisions of the directors at their meetings, in their committees or via resolution must be approved by a majority of British directors and the requirement that the chief executive and any executive chairman are British.

At the 2008 AGM a special resolution will be put to shareholders proposing amendments to the existing Articles of Association primarily in order to accommodate the provisions of the new Companies Act 2006.

Powers of the directors

The directors are responsible for the management of the business of the Company and may exercise all powers of the Company subject to applicable legislation and regulation and the Memorandum and Articles of Association.

At the 2007 AGM, the directors were given the power to buy back a maximum number of 320,008,915 ordinary shares at a minimum price of 2.5p each. The maximum price was an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary shares are contracted to be purchased. This power will expire at the earlier of the conclusion of the 2008 AGM or 9 August 2008. A special resolution will be proposed at the 2008 AGM to renew the Company's authority to acquire its own shares.

As part of a share buyback programme which commenced in October 2006, the Company repurchased 33,270,000 of its ordinary shares (having a nominal value of £831,750) during 2007 for an aggregate consideration of approximately £147m. The shares repurchased represented 0.93% of the called-up share capital of the Company as at 31 December 2007. No further shares have been repurchased since the year end. The repurchased shares are held in treasury.

At the 2007 AGM, the directors were given the power to issue new shares up to an amount of £26,664,742. This power will expire on the earlier of the conclusion of the 2008 AGM or 8 August 2008.

Other statutory and regulatory information (continued)

Accordingly, a resolution will be proposed at the 2008 AGM to renew the Company's authority to issue further new shares.

Directors' indemnities
The Company has entered into deeds of indemnity with all its current directors and those persons who were directors for any part of 2007 which are qualifying indemnity provisions for the purpose of the Companies Act 2006. A similar indemnity has been provided to Sir Richard Evans, a former director who retired from the Board on 30 June 2004 but remained an employee of the Company in a part-time customer relationship role.

Change of control – significant agreements
The following significant agreements contain provisions entitling the counterparties to exercise termination, alteration or other similar rights in the event of a change of control of the Company:

- The Group has entered into a £1.5bn Revolving Credit Facility dated 1 February 2005 (as amended) and a £500m Letter of Credit Facility dated 27 March 2006, which provide that, in the event of a change of control of the Company, the lenders are entitled to renegotiate terms, or if no agreement is reached on negotiated terms within a certain period, to call for the prepayment or cancellation of the facilities. The Revolving Credit Facility was undrawn as at 31 December 2007;
- The Company has entered into a Restated and Amended Shareholders Agreement with European Aeronautic Defence and Space Company EADS N.V. (EADS) and Finmeccanica S.p.A (Finmeccanica) relating to MBDA S.A.S. dated 18 December 2001 (as amended). In the event that control of the Company passes to certain specified third party acquirors, the agreement allows EADS and Finmeccanica to exercise an option to terminate certain executive management level nomination and voting rights and certain shareholder information rights of the Company in relation to the MBDA joint venture. Following the exercise of this option, the Company would have the right to require the other shareholders to purchase its interest in MBDA at fair market value. The Company and EADS have agreed that if Finmeccanica acquires a controlling interest in the Company, EADS will increase its shareholding in MBDA to 50% by purchasing the appropriate number of shares in MBDA at fair market value;
- The Company, BAE Systems North America Inc. (now BAE Systems, Inc.) and BAE Systems Holdings Inc. entered into a Special Security Agreement dated 29 November 2000 with the US Department of Defense regarding the management of BAE Systems, Inc. in order to comply with the US government's national security requirements. In the event of a change of control of the Company, the Agreement may be terminated or altered by the US Department of Defense.

In addition, the Company's share plans contain provisions as a result of which options and awards may vest and become exercisable on a change of control of the Company in accordance with the rules of the plans.

Auditors
KPMG Audit Plc, the auditors for the Company, have indicated their willingness to continue in office and a resolution proposing their re-appointment will be put to the AGM.

Statement of directors' responsibilities in respect of the Annual Report and financial statements
The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors' report, directors' remuneration report and corporate governance statement that comply with that law and those regulations.

Statement of disclosure of information to auditors
The directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each director has taken all the steps that he ought to have taken to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

By order of the Board

David Parkes
Company Secretary
20 February 2008



The first of class Type 45 destroyer, HMS Daring, successfully completed her stage one sea trials on schedule in August 2007.

Independent auditors' report to the members of BAE Systems plc

We have audited the Group and parent company financial statements (the 'financial statements') of BAE Systems plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 86.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2007;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

20 February 2008

Consolidated income statement

	Notes	2007 £m	Total 2007 £m	2006 £m	Total 2006 £m
Continuing operations					
Combined sales of Group and equity accounted investments	3		**15,710**		13,765
Less: share of equity accounted investments	3		**(1,401)**		(1,432)
Revenue	3		**14,309**		12,333
Operating costs	4		**(13,480)**		(11,763)
Other income	5		**209**		371
Group operating profit excluding amortisation and impairment of intangible assets		**1,335**		1,080	
Amortisation	11	**(149)**		(105)	
Impairment	11	**(148)**		(34)	
Group operating profit			**1,038**		941
Share of results of equity accounted investments excluding finance costs and taxation expense		**142**		127	
Financial income of equity accounted investments		**35**		21	
Taxation expense of equity accounted investments		**(38)**		(35)	
Share of results of equity accounted investments	14		**139**		113
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)		**1,477**		1,207	
Amortisation		**(149)**		(105)	
Impairment		**(148)**		(34)	
Financial income of equity accounted investments		**35**		21	
Taxation expense of equity accounted investments		**(38)**		(35)	
Operating profit	3		**1,177**		1,054
Finance costs	6				
Financial income		**1,257**		1,330	
Financial expense		**(1,199)**		(1,525)	
			58		(195)
Profit before taxation			**1,235**		859
Taxation expense	8				
UK taxation		**(201)**		(97)	
Overseas taxation		**(134)**		(116)	
			(335)		(213)
Profit for the year from continuing operations			**900**		646
Profit for the year from discontinued operations	9		**22**		993
Profit for the year			**922**		1,639
Attributable to:					
BAE Systems shareholders			**901**		1,636
Minority interests			**21**		3
			922		1,639
Earnings per share	10				
Continuing operations:					
Basic earnings per share			**26.0p**		19.9p
Diluted earnings per share			**25.8p**		19.8p
Discontinued operations:					
Basic earnings per share			**0.6p**		30.8p
Diluted earnings per share			**0.6p**		29.4p
Total:					
Basic earnings per share			**26.6p**		50.7p
Diluted earnings per share			**26.4p**		49.2p

Consolidated balance sheet

as at 31 December

	Notes	2007 £m	2006 £m
Non-current assets			
Intangible assets	11	**9,559**	7,595
Property, plant and equipment	12	**1,774**	1,746
Investment property	13	**113**	123
Equity accounted investments	14	**781**	671
Other investments	15	**6**	11
Other receivables	16	**322**	569
Other financial assets	17	**48**	51
Deferred tax assets	8	**567**	1,077
		13,170	11,843
Current assets			
Inventories	18	**701**	395
Trade and other receivables including amounts due from customers for contract work	16	**2,933**	2,253
Current tax		**35**	3
Other investments	15	**164**	503
Other financial assets	17	**101**	50
Cash and cash equivalents		**3,062**	3,100
		6,996	6,304
Non-current assets and disposal groups held for sale	19	**94**	–
		7,090	6,304
Total assets	3	**20,260**	18,147
Non-current liabilities			
Loans	20	**(2,197)**	(2,776)
Trade and other payables	21	**(413)**	(465)
Retirement benefit obligations	22	**(1,629)**	(2,499)
Other financial liabilities	17	**(26)**	(45)
Deferred tax liabilities	8	**(40)**	(15)
Provisions	23	**(399)**	(271)
		(4,704)	(6,071)
Current liabilities			
Loans and overdrafts	20	**(299)**	(334)
Trade and other payables	21	**(8,245)**	(6,717)
Other financial liabilities	17	**(71)**	(50)
Current tax		**(499)**	(417)
Provisions	23	**(410)**	(424)
		(9,524)	(7,942)
Liabilities directly associated with disposal groups held for sale	19	**(30)**	–
		(9,554)	(7,942)
Total liabilities	3	**(14,258)**	(14,013)
Net assets		**6,002**	4,134
Capital and reserves			
Issued share capital	25,27	**90**	81
Share premium	27	**1,222**	841
Equity option of convertible preference shares	27	**-**	76
Other reserves	27	**4,631**	4,330
Retained earnings	27	**23**	(1,211)
Total equity attributable to equity holders of the parent		**5,966**	4,117
Minority interests	27	**36**	17
Total equity		**6,002**	4,134

Approved by the Board on 20 February 2008 and signed on its behalf by:

M J Turner — Chief Executive

G W Rose — Group Finance Director

Directors' report – Business review
Directors' report – Governance
Financial statements
Shareholder information

Consolidated cash flow statement

	Notes	2007 £m	2006 £m
Profit for the year from continuing operations		**900**	646
Profit for the year from discontinued operations		**22**	993
Profit for the year		**922**	1,639
Taxation expense – continuing operations		**335**	213
Taxation expense – discontinued operations		**-**	4
Share of results of equity accounted investments – continuing operations	14	**(139)**	(113)
Share of results of equity accounted investments – discontinued operations		**-**	(70)
Net finance costs – continuing operations		**(58)**	195
Net finance costs – discontinued operations		**-**	(2)
Depreciation, amortisation and impairment		**610**	422
Loss/(gain) on disposal of property, plant and equipment	4,5	**3**	(60)
Gain on disposal of investment property	5	**(47)**	(84)
Gain on disposal of non-current other investments		**(8)**	-
Gain on disposal of businesses – continuing operations	4,5	**(40)**	(13)
Gain on disposal of businesses – discontinued operations	9	**(22)**	(925)
Impairment of other investments	15	**-**	2
Cost of equity-settled employee share schemes		**34**	21
Movements in provisions		**52**	47
Decrease in liabilities for retirement benefit obligations		**(233)**	(834)
(Increase)/decrease in working capital:			
Inventories		**(188)**	28
Trade and other receivables		**(271)**	(187)
Trade and other payables		**1,212**	495
Cash inflow from operating activities		**2,162**	778
Interest paid		**(224)**	(315)
Interest element of finance lease rental payments		**(6)**	(11)
Taxation paid		**(112)**	(85)
Net cash inflow from operating activities		**1,820**	367
Dividends received from equity accounted investments – continuing operations		**78**	57
Dividends received from equity accounted investments – discontinued operations		**-**	88
Interest received		**175**	139
Purchases of property, plant and equipment		**(307)**	(419)
Purchases of intangible assets		**(31)**	(27)
Equity accounted investment funding		**(4)**	–
Proceeds from sale of property, plant and equipment		**13**	135
Proceeds from sale of investment property		**53**	174
Proceeds from sale of non-current other investments		**15**	1
Purchase of non-current other investments	15	**(1)**	(5)
Purchase of subsidiary undertakings	29,31	**(1,731)**	(12)
Net cash acquired with subsidiary undertakings		**6**	-
Purchase of equity accounted investments		**(1)**	(4)
Proceeds from sale of subsidiary undertakings	9	**96**	174
Cash and cash equivalents disposed of with subsidiary undertakings		**(1)**	(40)
Proceeds from sale of equity accounted investments	9	**57**	1,212
Proceeds from sale of Exchange Property	15	**-**	557
Net proceeds from sale/(purchase) of other deposits/securities		**343**	(468)
Net cash (outflow)/inflow from investing activities		**(1,240)**	1,562
Capital element of finance lease rental payments		**(25)**	(45)
Proceeds from issue of share capital	27	**805**	53
Purchase of treasury shares	27	**(152)**	(112)
Purchase of own shares	27	**(50)**	(12)
Equity dividends paid	30	**(396)**	(346)
Dividends paid to minority interests		**(1)**	–
Dividends paid on preference shares		**(10)**	(20)
Cash inflow from loans		**-**	66
Cash outflow from repayment of loans		**(782)**	(921)
Net cash outflow from financing activities		**(611)**	(1,337)
Net (decrease)/increase in cash and cash equivalents		**(31)**	592
Cash and cash equivalents at 1 January		**3,074**	2,491
Effect of foreign exchange rate changes on cash and cash equivalents		**3**	(9)
Cash and cash equivalents at 31 December		**3,046**	3,074
Comprising: Cash and cash equivalents		**3,062**	3,100
Overdrafts		**(16)**	(26)
Cash and cash equivalents at 31 December		**3,046**	3,074

Consolidated statement of recognised income and expense

	Notes	2007 £m	2006 £m
Currency translation on foreign currency net investments:			
Subsidiaries		**(1)**	(162)
Equity accounted investments	14	**43**	(26)
Amounts credited to hedging reserve		**41**	221
Net actuarial gains on defined benefit pension schemes:			
Subsidiaries		**544**	692
Equity accounted investments		**24**	72
Fair value movements on available-for-sale investments		**5**	-
Current tax on items taken directly to equity	8	**96**	21
Deferred tax on items taken directly to equity:			
Subsidiaries	8	**(259)**	(227)
Tax rate adjustment[1]	8	**(19)**	-
Equity accounted investments		**(6)**	(92)
Recycling of fair value movements on disposal of available-for-sale investments		**(6)**	-
Recycling of cumulative currency translation on disposal:			
Continuing operations		**-**	3
Discontinued operations		**-**	11
Recycling of cumulative net hedging reserve on disposal – discontinued operations		**-**	(448)
Net income recognised directly in equity		**462**	65
Profit for the year		**922**	1,639
Total recognised income and expense		**1,384**	1,704
Attributable to:			
Equity shareholders		**1,363**	1,701
Minority interests		**21**	3
		1,384	1,704

1 The UK current tax rate will be reduced from 30% to 28% with effect from 1 April 2008. In line with this change, the rate applying to UK deferred tax assets and liabilities has also been reduced from 30% to 28%, creating a rate adjustment, which is partly reflected in the Consolidated income statement and partly in the Consolidated statement of recognised income and expense.

Notes to the Group accounts

1. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation
The consolidated financial statements of BAE Systems plc have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee interpretations (IFRICs) and the Companies Act 1985 applicable to companies reporting under IFRS.

The consolidated financial statements are presented in pounds sterling and, unless stated otherwise, rounded to the nearest million. They have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and other relevant financial assets and financial liabilities (including derivative instruments).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and judgements. An analysis and explanation of the critical accounting estimates and judgements used in producing this set of financial statements is made in the Directors' report on pages 23 and 24.

Basis of consolidation
The financial statements of the Group consolidate the results of the Company and its subsidiary entities, and include its share of its joint ventures' and associates' results accounted for under the equity method, all of which are prepared to 31 December.

A subsidiary is an entity controlled by the Group. Control is the power to govern the operating and financial policies of the entity so as to obtain benefits from its activities. Subsidiaries include the special purpose entities that the Group transacted through for the provision of guarantees in respect of residual values and head lease and finance payments on certain regional aircraft sold.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of the acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. The results of such subsidiaries are included in the consolidated income statement from the date of acquisition, up to the date of disposal.

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. An entity is regarded as an associate if the Group has significant influence, but not control, over its operating and financial policies. Joint ventures and associates are accounted for under the equity method where the Group's income statement includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets.

Where the Group contributes a business, or other non-monetary assets for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged Group or new interest in the business contributed by other parties to the transaction is accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the Group. Any loss or realised gain resulting from the transaction is recorded in the income statement while any unrealised gain is eliminated against the investment.

Goodwill
Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in the carrying value of equity accounted investments. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Goodwill arising on acquisitions before the date of transition to IFRS (1 January 2004) has been retained at the previous UK GAAP amounts, as any amounts related to intangible assets that would have been recorded in the acquired entity if it had applied IAS 38 Intangible Assets at the date it was acquired by the Group were considered immaterial, after being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Impairment
The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment as required by IAS 36 Impairment of Assets. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and goodwill, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount of assets carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at appropriate pre-tax discount rates. Receivables with a short-term duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an appropriate pre-tax discount rate.

These calculations use cash flow projections based on the Group's Integrated Business Plan and include a terminal value based on the projections for the final year of that plan. This is considered appropriate due to the long-term nature of the defence industry. A pre-tax discount rate of 8.43% has been used in discounting the projected pre-tax cash flows.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of assets, other than goodwill, carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss in respect of an equity investment classified as available-for-sale is not reversed through profit or loss. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of other assets is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1. Accounting policies (continued)

Revenue and profit recognition
Sales include the Group's net share of sales of joint ventures and associates. Revenue represents sales made by the Company and its subsidiary undertakings, excluding the Group's share of sales of joint ventures and associates.

Long-term contracts
The majority of the Group's long-term contract arrangements are accounted for under IAS 11 Construction Contracts. Sales are recognised as soon as the Group has obtained the right to consideration in exchange for its performance. This is usually when title passes or a separately identifiable phase (milestone) of a contract or development has been completed and accepted by the customer.

No profit is recognised on contracts until the outcome of the contract can be reliably estimated. Profit is calculated by reference to reliable estimates of contract revenue and forecast costs after making suitable allowances for technical and other risks related to performance milestones yet to be achieved. The amount of profit attributable to the stage of completion of these contracts is arrived at by reference to the estimated overall profitability of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense.

Goods sold and services rendered
Sales of goods and the provision of services not under a long-term contract are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer and revenue and costs can be reliably measured.

Profit is recognised at the time of sale. Sales and profits on intercompany trading are generally determined on an arm's length basis.

Lease income
Rental income from aircraft operating leases is recognised in revenue on a straight-line basis.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. These exchange differences are recognised in the consolidated income statement unless they qualify for net investment hedge accounting treatment, in which case the effective portion is recognised directly in a separate component of equity.

For consolidation purposes the assets and liabilities of overseas subsidiary entities, joint ventures and associates are translated at the exchange rate ruling at the balance sheet date. Income statements of such entities are translated at average rates of exchange during the year. All resulting exchange differences including exchange differences arising from the translation of borrowings and other financial instruments designated as hedges of such investments are recognised directly in a separate component of equity.

Translation differences that arose before the transition date to IFRS (1 January 2004) are presented in equity but not as a separate component. When a foreign operation is sold, the cumulative exchange differences recognised since 1 January 2004 are recognised in the income statement as part of the profit or loss on sale.

Research and development
The Group undertakes research and development activities either on its own behalf or on behalf of customers.

Group-funded expenditure on research activities is written off as incurred and charged to the income statement.

Group-funded expenditure on development activities applied to a plan or design for the production of new or substantially improved products and processes, is capitalised as an internally generated intangible asset if certain conditions are met. The expenditure capitalised includes the cost of materials, direct labour and related overheads. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Capitalised development expenditure is amortised over the expected life of the product.

Where the research and development activity is performed for customers, the revenue arising is recognised in accordance with the Group's revenue recognition policy above.

Other intangible assets
Acquired computer software licences for use within the Group are capitalised as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Capitalised software development expenditure is stated at cost less accumulated amortisation and impairment losses. Group-funded expenditure associated with enhancing or maintaining computer software programmes for sale is recognised as an expense as incurred.

Trademarks and licences have definite useful lives and are carried at cost less accumulated amortisation and impairment losses.

Intangible assets arising from a business combination are recognised at fair value, amortised over their estimated useful lives and subject to impairment testing.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets.

The estimated useful lives are as follows:

Acquired computer software licences	2 to 5 years
Capitalised software development	2 to 5 years
Trademarks and licences	up to 20 years
Other intangibles	up to 10 years

Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Depreciation is provided, normally on a straight-line basis, to write off the cost of property, plant and equipment over their estimated useful lives to any estimated residual value, using the following rates:

Buildings	up to 50 years, or the lease term if shorter
Research equipment	8 years
Computing equipment, motor vehicles and short life works equipment	3 to 5 years
Aircraft	up to 15 years, or the lease term if shorter
Other equipment	10 to 15 years, or the project life if shorter

In the Group's North American businesses, depreciation is normally provided on a basis consistent with cost reimbursement profiles under US government contracts. Typically this provides for a faster rate of depreciation than would otherwise arise on a straight-line basis.

No depreciation is provided on freehold land and assets in the course of construction.

1. Accounting policies (continued)

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each balance sheet date. Where applicable, useful lives reflect the component accounting principle.

Assets obtained under finance leases are included in property, plant and equipment and stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Investment property
Land and buildings that are leased to non-group entities are classified as investment property. The Group measures investment property at its cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided, on a straight-line basis, to write off the cost of investment property over its estimated useful life of up to 50 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Other investments
The Group determines the classification of its other investments at initial recognition taking account of, where relevant, the purpose for which the investments were acquired. The Group classifies its other investments as follows:

(a) loans and receivables: term deposits, principally comprising funds held with banks and other financial institutions, are carried at amortised cost using the effective interest method;
(b) at fair value through profit or loss: financial instruments held for trading or designated by management on initial recognition. They are held at fair value and included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date;
(c) held to maturity: non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category;
(d) available-for-sale: investments other than interests in joint ventures and associates and term deposits and not classified as (b) or (c) above. They are held at fair value and included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised at the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Realised and unrealised gains and losses arising from changes in the fair value of the investments classified as at fair value through profit or loss are included in finance costs in the income statement in the period in which they arise. Unrealised gains or losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities within finance costs.

The fair values of quoted investments are based on bid prices at the balance sheet date.

Trade and other receivables
Trade and other receivables are stated at their amortised cost less impairment losses. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

Amounts due from customers for contract work include long-term contract balances less attributable progress payments.

Long-term contract balances are stated at cost, plus attributable profit, less provision for any anticipated losses. Appropriate provisions for any losses are made in the year in which they are first foreseen.

Progress payments are amounts received from customers in accordance with the terms of contracts which specify payments in advance of delivery and are credited, as progress payments, against any expenditure incurred for the particular contract. Any unexpended balance in respect of progress payments is held in trade and other payables as customer stage payments or, if the amounts are subject to advance payment guarantees unrelated to company performance, as cash received on customers' account.

Cash received on customers' account is excluded from net cash/(debt) as defined by the Group.

Inventories
Inventories are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, call deposits and other short-term liquid investments with original maturities of three months or less and which are subject to an insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents also includes bank overdrafts that are repayable on demand.

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

This condition is regarded as met only when the sale is highly probable and expected to be completed within a year from the classification. In addition, the asset (or disposal group) is to be available for immediate sale in its present condition and is actively being marketed at a price that is reasonable in relation to its current fair value.

Loans and overdrafts
Loans and overdrafts are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, loans and overdrafts are stated at amortised cost or fair value in respect of the hedged risk where hedge accounting has been adopted, with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowing costs
Borrowing costs in connection with the acquisition or construction of items of property, plant and equipment, investment property and inventories are not capitalised.

Trade and other payables
Trade and other payables are stated at their cost.

1. Accounting policies (continued)

Leases
Assets obtained under finance leases are included in property, plant and equipment at cost and are depreciated over their useful lives, or the lease term, whichever is the shorter. Future instalments under such leases, net of financing costs, are included within loans. Rental payments are apportioned between the finance element, which is included in finance costs, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant charge on the outstanding obligation.

Payments, including any incentives, made under operating leases are recognised in the income statement on a straight-line basis over the lease term.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Rental income is recognised in revenue on a straight-line basis.

Assets leased out under finance leases cease to be recognised in the balance sheet after the inception of the lease. Instead, a finance lease receivable, representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value, is recorded as a long-term financial asset. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

Derivative financial instruments
The global nature of the Group's business means it is exposed to volatility in currency exchange rates. In order to protect itself against currency fluctuations, the Group's policy is to hedge all material firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The Group also uses interest rate derivative instruments to manage the Group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon. The Group aims to achieve hedge accounting treatment for all derivatives that hedge material foreign currency exposures and those interest rate exposures where hedge accounting can be achieved.

In accordance with its treasury policy, the Group does not hold derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, such instruments are stated at fair value at the balance sheet date. Where a derivative financial instrument is designated as a hedge of cash flows relating to a highly probable forecast transaction (income or expense), the effective portion of any change in the fair value of the instrument is recognised directly in reserves. Amounts recognised in reserves are recycled from reserves and recognised in the income statement when the underlying transaction affects profit or loss. The ineffective portion of any change in the fair value of the instrument is recognised in the income statement immediately. Where a derivative financial instrument is designated as a fair value hedge, changes in the fair value of the underlying asset or liability, and gains and losses on the derivative instrument, are recognised in the income statement for the period. Gains and losses on derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement for the period.

Tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Provisions
A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at an appropriate pre-tax discount rate.

A provision for warranties is recognised when the underlying products and services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions for losses on contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write downs of work-in-progress for that portion of the work which has already been completed, and as liability provisions for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

1. Accounting policies (continued)

Employee benefits – Pension obligations
Group companies operate various pension plans. The Group has both defined benefit and defined contribution plans.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits are earned by the employees. Actuarial gains and losses are recognised in full in the period in which they occur, and are recognised in the statement of recognised income and expense. Past service cost is recognised immediately to the extent the benefits are already vested, or otherwise is recognised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations as adjusted for unrecognised past service cost and as reduced by the fair value of scheme assets.

Long-term service benefits – Equity and equity-related compensation benefits
The Group issues equity-settled and cash-settled share options to employees. In accordance with the requirements of IFRS 2 Share-based Payments (IFRS 2), the Group has applied IFRS 2 to all equity-settled share options granted after 7 November 2002 that were unvested as of 1 January 2005 and all cash-settled options outstanding at the balance sheet date.

As explained in note 26, equity-settled share options are measured at fair value at the date of grant using an option pricing model. The fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the number of shares that will actually vest.

Cash-settled share options are measured at fair value at the balance sheet date using an option pricing model. The Group recognises a liability at the balance sheet date based on these fair values, and taking into account the estimated number of the options that will actually vest and the relative completion of the vesting period. Changes in the value of this liability are recognised in the income statement for the year.

Preference share capital
During the year, the Group's 7.75p (net) cumulative redeemable preference shares of 25p each were converted into the Group's ordinary shares of 2.5p on the basis of 0.47904 ordinary shares for every preference share.

In accordance with IAS 32 Financial Instruments: Presentation, the preference shares were considered a compound financial instrument and, accordingly, split into an underlying debt instrument, classified within loans and overdrafts, and an equity conversion option, classified within equity.

The underlying debt instrument was presented on an amortised cost basis until extinguished on conversion.

The equity conversion option was presented at its historic fair value, based on the date of original issue of the preference shares. On conversion of the preference shares into ordinary shares, the equity component was reclassified to share capital and share premium.

Dividends thereon are recognised in the income statement as finance costs.

Dividends
Equity dividends on ordinary share capital are recognised as a liability in the period in which they are declared.

2. Changes in accounting policies

Standards, amendments and interpretations effective in 2007
With effect from 1 January 2007 the Group has adopted IFRS 7, Financial Instruments: Disclosures. This introduces new disclosures for financial instruments, but does not have any impact on the consolidated income statement or balance sheet.

The following amendments and interpretations to published standards are effective for accounting periods beginning on or after 1 January 2007:

- IFRIC 7, Applying the restatement approach under IAS 29;
- IFRIC 8, Scope of IFRS 2;
- IFRIC 9, Reassessment of embedded derivatives;
- IFRIC 10, Interim financial reporting and impairment; and
- Amendment to IAS 1, Presentation of financial statements – capital disclosures.

None of these have any significant impact on the Group's accounts.

New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
The following EU endorsed standards and interpretations to existing standards have been published and are mandatory for the Group's accounting period beginning on 1 January 2008 or later periods but have not been early adopted by the Group:

- IFRS 8, Operating Segments (effective for 2009). This requires that entities adopt the 'management approach' to reporting the financial performance of their operating segments. The standard is concerned with disclosure only and will therefore have no impact on the consolidated income statement or balance sheet. Following the changes to the Group's organisational structure from 1 January 2007, it is not expected to have a significant disclosure impact;
- IFRIC 11, IFRS 2, Group and Treasury Share Transactions is effective for 2008. It is not expected to have any significant impact on the Group's accounts; and
- IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction is effective for 2008. The interpretation aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plans and when additional liabilities might be required to be recognised. This is not expected to have any significant impact on the Group's accounts.

3. Segmental analysis

Analysis by business group

	Combined sales of Group and equity accounted investments		Less: sales by equity accounted investments		Add: sales to equity accounted investments		Revenue	
	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m
Electronics, Intelligence & Support	**3,916**	4,007	**(7)**	(10)	**–**	–	**3,909**	3,997
Land & Armaments	**3,538**	2,115	**(1)**	(4)	**–**	1	**3,537**	2,112
Programmes & Support	**5,327**	4,615	**(1,367)**	(1,522)	**1,111**	1,255	**5,071**	4,348
International Businesses	**3,359**	3,428	**(1,307)**	(1,321)	**–**	–	**2,052**	2,107
HQ & Other Businesses	**243**	295	**–**	(8)	**–**	–	**243**	287
	16,383	14,460	**(2,682)**	(2,865)	**1,111**	1,256	**14,812**	12,851
Intra-business group sales/revenue	**(673)**	(695)	**–**	–	**170**	177	**(503)**	(518)
	15,710	13,765	**(2,682)**	(2,865)	**1,281**	1,433	**14,309**	12,333

	Intra-business group revenue		Revenue from external customers	
	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m
Electronics, Intelligence & Support	**97**	92	**3,812**	3,905
Land & Armaments	**11**	14	**3,526**	2,098
Programmes & Support	**361**	377	**4,710**	3,971
International Businesses	**10**	14	**2,042**	2,093
HQ & Other Businesses	**24**	21	**219**	266
	503	518	**14,309**	12,333

	EBITA[2]		Amortisation of intangible assets		Impairment of intangible assets		Business group result[3]	
	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m
Electronics, Intelligence & Support	**429**	429	**(15)**	(14)	**–**	(2)	**414**	413
Land & Armaments	**312**	168	**(110)**	(66)	**–**	–	**202**	102
Programmes & Support	**456**	342	**(19)**	(20)	**(145)**	–	**292**	322
International Businesses	**435**	415	**(4)**	(4)	**–**	–	**431**	411
HQ & Other Businesses	**(155)**	(147)	**(1)**	(1)	**(3)**	(32)	**(159)**	(180)
	1,477	1,207	**(149)**	(105)	**(148)**	(34)	**1,180**	1,068
Financial income of equity accounted investments							**35**	21
Taxation expense of equity accounted investments							**(38)**	(35)
Operating profit							**1,177**	1,054
Finance costs							**58**	(195)
Profit before taxation							**1,235**	859
Taxation expense							**(335)**	(213)
Profit for the year from continuing operations							**900**	646

1 restated following changes to the Group's organisational structure
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 the analysis by business group of the share of results of equity accounted investments is provided in note 14

3. Segmental analysis (continued)

	Assets excluding intangible assets and equity accounted investments		Intangible assets		Equity accounted investments		Total assets		Total liabilities	
	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m
Electronics, Intelligence & Support	**1,406**	1,360	**4,491**	4,591	**3**	13	**5,900**	5,964	**(1,164)**	(1,117)
Land & Armaments	**1,510**	697	**4,435**	2,208	**-**	1	**5,945**	2,906	**(1,191)**	(787)
Programmes & Support	**1,035**	1,178	**575**	731	**45**	58	**1,655**	1,967	**(3,696)**	(3,431)
International Businesses	**1,106**	677	**27**	31	**733**	599	**1,866**	1,307	**(1,778)**	(1,159)
HQ & Other Businesses	**882**	1,211	**31**	34	**-**	–	**913**	1,245	**(1,705)**	(1,416)
	5,939	5,123	**9,559**	7,595	**781**	671	**16,279**	13,389	**(9,534)**	(7,910)
Disposal groups held for sale (note 19)							**94**	–	**(30)**	–
Tax							**602**	1,080	**(539)**	(432)
Retirement benefit obligations							**59**	71	**(1,629)**	(2,499)
Cash/(debt) as defined by the Group (note 29)							**3,226**	3,607	**(2,526)**	(3,172)
Consolidated total assets/(liabilities)							**20,260**	18,147	**(14,258)**	(14,013)

	Capital expenditure[2]		Depreciation and amortisation[2]	
	2007 £m	Restated[1] 2006 £m	2007 £m	Restated[1] 2006 £m
Electronics, Intelligence & Support	**92**	107	**84**	89
Land & Armaments	**82**	47	**144**	94
Programmes & Support	**77**	84	**110**	93
International Businesses	**60**	176	**18**	10
HQ & Other Businesses	**30**	124	**51**	49
	341	538	**407**	335

Analysis by geographical location

	Customer location				Asset location			
	Sales[3]		Revenue		Carrying value of segment assets		Capital expenditure[2]	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
United Kingdom	**3,433**	2,802	**3,179**	2,580	**3,319**	3,544	**102**	165
Rest of Europe	**2,611**	2,704	**1,750**	1,806	**1,360**	1,197	**25**	66
Middle East	**2,061**	1,993	**1,927**	1,827	**485**	470	**52**	169
United States and Canada	**6,383**	5,402	**6,333**	5,372	**10,936**	7,987	**150**	131
Asia and Pacific	**978**	595	**930**	532	**106**	104	**7**	4
Africa, Central and South America	**244**	269	**190**	216	**73**	87	**5**	3
	15,710	13,765	**14,309**	12,333	**16,279**	13,389	**341**	538

Analysis of revenue by category

	2007 £m	2006 £m
Sale of goods	**4,559**	3,775
Construction contracts	**7,611**	6,558
Services	**2,070**	1,921
Lease income	**63**	66
Royalty income	**6**	13
	14,309	12,333

1 restated following changes to the Group's organisational structure
2 includes intangible assets, property, plant and equipment and investment property
3 combined sales of the Group and equity accounted investments

4. Operating costs

	2007 £m	2006 £m
Raw materials and other bought in items	**5,557**	4,169
Change in inventories of finished goods and work-in-progress	**13**	153
Cost of inventories expensed	**5,570**	4,322
Staff costs (note 7)	**3,924**	3,868
Depreciation, amortisation and impairment	**610**	422
Loss on disposal of property, plant and equipment	**4**	1
Loss on disposal of businesses (note 9)	**8**	1
Other operating charges	**3,364**	3,149
	13,480	11,763
Included within the analysis of operating costs are the following expenses:		
Lease and sublease payments:		
Minimum lease payments	**112**	84
Contingent rents	**-**	1
	112	85
Research and development expense including amounts funded under contract	**1,460**	1,248

Fees payable to the Company's auditor and its associates included in operating costs

	2007			2006		
	UK £'000	Overseas £'000	Total £'000	UK £'000	Overseas £'000	Total £'000
Fees payable to the Company's auditor for the audit of the Company's annual accounts*	**1,111**	**-**	**1,111**	1,023	–	1,023
Fees payable to the Company's auditor and its associates for other services						
The audit of the Company's subsidiaries pursuant to legislation*	**2,203**	**3,407**	**5,610**	2,000	2,430	4,430
Other services pursuant to legislation:						
Interim Review	**520**	**-**	**520**	500	–	500
Other including shareholder circular related work	**104**	**-**	**104**	563	22	585
Further assurance services						
Advice on accounting matters	**28**	**-**	**28**	52	–	52
Internal controls	**16**	**-**	**16**	125	–	125
Due diligence	**880**	**1,036**	**1,916**	116	354	470
Tax services						
Compliance	**308**	**793**	**1,101**	301	773	1,074
Advisory	**909**	**488**	**1,397**	687	349	1,036
Other services	**313**	**-**	**313**	46	62	108
Total fees payable to the Company's auditor and its associates	**6,392**	**5,724**	**12,116**	5,413	3,990	9,403
* Total fees payable to the Company's auditor and its associates for audit services			**6,721**			5,453

Tax services include tax compliance support and services in relation to the Group's expatriate employees based around the world. The majority of services provided outside the UK were provided in the US.

Significant one-off costs included in operating costs

	2007 £m	2006 £m
Rationalisation programmes	**25**	51

	2007 £m	Restated[1] 2006 £m
Electronics, Intelligence & Support	**5**	14
Land & Armaments	**2**	17
Programmes & Support	**4**	3
International Businesses	**9**	15
HQ & Other Businesses	**5**	2
	25	51

1 restated following changes to the Group's organisational structure

5. Other income

	2007 £m	2006 £m
Rental income from operating leases	**46**	43
Profit on disposal of investment property	**47**	84
Profit on disposal of property, plant and equipment	**1**	61
Profit on disposal of businesses (note 9)	**48**	14
Management recharges to equity accounted investments	**15**	13
Pension curtailment gains	**-**	99
Other	**52**	57
	209	371

6. Finance costs

	2007 £m	2006 £m
Interest income	**169**	143
Net present value adjustments	**21**	39
Expected return on pension scheme assets (note 22)	**845**	739
Net gain on remeasurement of financial instruments	**135**	259
Net gain on remeasurement of embedded derivatives	**-**	3
Gain on sale of available-for-sale investments	**6**	-
Foreign exchange gains	**81**	147
Financial income	**1,257**	1,330
Interest expense:		
On bank loans and overdrafts	**(4)**	(9)
On finance leases	**(6)**	(11)
On bonds and other financial instruments	**(218)**	(277)
On preference debt	**(13)**	(28)
	(241)	(325)
Facility fees	**(4)**	(4)
Net present value adjustments	**(22)**	(31)
Interest charge on pension scheme liabilities (note 22)	**(753)**	(694)
Net loss on remeasurement of investments at fair value through profit or loss	**-**	(42)
Net loss on remeasurement of financial instruments at fair value through profit or loss	**(77)**	(172)
Foreign exchange losses	**(102)**	(257)
Financial expense	**(1,199)**	(1,525)
Net finance costs	**58**	(195)

Additional analysis of finance costs

	2007 £m	2006 £m
Net finance costs – Group	**58**	(195)
Net finance costs – share of equity accounted investments	**35**	21
	93	(174)
Analysed as:		
Net interest:		
Interest income	**169**	143
Interest expense	**(241)**	(325)
Facility fees	**(4)**	(4)
Net present value adjustments	**(1)**	8
Gain on sale of available-for-sale investments	**6**	-
Share of equity accounted investments	**33**	21
	(38)	(157)
Other finance costs:		
Group:		
Net financing credit on pensions	**92**	45
Other	**37**	(62)
Share of equity accounted investments	**2**	-
	93	(174)

7. Employees and directors

The weekly average and year end numbers of employees, excluding those in equity accounted investments, were as follows:

	Weekly average		At year end	
		Restated[1]		Restated[1]
	2007 Number '000	2006 Number '000	2007 Number '000	2006 Number '000
Electronics, Intelligence & Support	**31**	32	**31**	32
Land & Armaments	**16**	11	**21**	12
Programmes & Support	**27**	26	**27**	26
International Businesses	**7**	8	**7**	7
HQ & Other Businesses	**2**	2	**2**	2
	83	79	**88**	79

1 restated following changes to the Group's organisational structure

The aggregate staff costs of Group employees, excluding employees of equity accounted investments, were:

	2007 £m	2006 £m
Wages and salaries	**3,353**	3,274
Social security costs	**269**	271
Share options granted to directors and employees – equity-settled	**18**	21
Share options granted to directors and employees – cash-settled	**40**	47
Pension costs – defined contribution plans	**62**	57
Pension costs – defined benefit plans	**178**	196
US healthcare plans	**4**	2
	3,924	3,868

The Group considers key management personnel as defined under IAS 24 Related Party Disclosures to be the members of the Group's Executive Committee and the Company's non-executive directors. Fuller disclosures on directors' remuneration are set out in the Remuneration report on pages 64 to 83. Total emoluments for directors and other key management personnel are £19,463,000 (2006 £23,095,000).

8. Tax

Taxation expense

	2007 £m	2006 £m
Current taxation expense		
UK corporation tax		
Current tax	**(140)**	(91)
Double tax relief	**29**	35
Adjustment in respect of prior years	**(21)**	(93)
	(132)	(149)
Overseas tax charges		
Current year	**(160)**	(91)
Adjustment in respect of prior years	**-**	15
	(160)	(76)
	(292)	(225)
Deferred taxation expense		
UK		
Origination and reversal of temporary differences	**(103)**	25
Adjustment in respect of prior years	**39**	27
Tax rate adjustment[1]	**(5)**	–
Overseas		
Origination and reversal of temporary differences	**22**	(49)
Adjustment in respect of prior years	**4**	5
Attributable to recoverable deferred tax assets	**-**	4
	(43)	12
Taxation expense	**(335)**	(213)

1 The UK current tax rate will be reduced from 30% to 28% with effect from 1 April 2008. In line with this change, the rate applying to UK deferred tax assets and liabilities has also been reduced from 30% to 28%, creating a rate adjustment, which is partly reflected in the Consolidated income statement and partly in the Consolidated statement of recognised income and expense.

8. Tax (continued)

The following table shows a reconciliation from the theoretical income tax expense, using the UK corporation tax rate, to the reported tax expense. The reconciling items represent, besides the impact of tax rate differentials and changes, non-taxable benefits or non-deductible expenses arising from differences between the local tax base and the reported financial statements.

	2007 £m	2006 £m
Profit before tax	**1,235**	859
UK corporation tax rate	**30.0%**	30.0%
Expected income tax expense	**(371)**	(258)
Effect of tax rates in foreign jurisdictions	**(13)**	(20)
Expenses not tax effected	**(38)**	(50)
Income not subject to tax	**70**	69
Research and development tax credits	**39**	34
Goodwill	**(44)**	(9)
Chargeable gains	**(28)**	–
Utilisation of previously unrecognised tax losses	**23**	–
Recoverable deferred tax asset previously unrecognised	**–**	4
Current year losses not tax effected	**(11)**	(9)
Adjustments in respect of prior years	**22**	(46)
Adjustments in respect of equity accounted investments	**36**	34
Other	**(20)**	38
Taxation expense	**(335)**	(213)

Current tax taken in equity

	2007 £m	2006 £m
Relating to financial instruments	**(1)**	(1)
Relating to share-based payments	**28**	–
Relating to pensions	**69**	22
	96	21

Deferred tax assets/(liabilities)

	Deferred tax assets		Deferred tax liabilities		Net balance at 31 December	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Property, plant and equipment	**1**	1	**(71)**	(68)	**(70)**	(67)
Intangible assets	**–**	–	**(372)**	(143)	**(372)**	(143)
Provisions	**271**	261	**(2)**	(1)	**269**	260
Goodwill	**–**	–	**(25)**	(17)	**(25)**	(17)
Pension/retirement plans:						
Deficits	**522**	793	**–**	(15)	**522**	778
Additional contributions	**106**	158	**–**	–	**106**	158
Share-based payments	**75**	82	**–**	–	**75**	82
Financial instruments	**6**	25	**–**	–	**6**	25
Other items	**16**	19	**(7)**	(47)	**9**	(28)
Rolled over capital gains	**–**	–	**(18)**	(19)	**(18)**	(19)
Capital losses carried forward	**18**	19	**–**	–	**18**	19
Unremitted overseas earnings	**–**	–	**–**	(1)	**–**	(1)
Trading losses carried forward	**7**	15	**–**	–	**7**	15
Deferred tax assets/(liabilities)	**1,022**	1,373	**(495)**	(311)	**527**	1,062
Set off of tax	**(455)**	(296)	**455**	296	**–**	–
Net deferred tax assets/(liabilities)	**567**	1,077	**(40)**	(15)	**527**	1,062

8. Tax (continued)

Movement in temporary differences during the year

	At 1 January 2007 £m	Exchange movements £m	Acquisitions (note 31) £m	Other movements £m	Recognised in income £m	Recognised in equity £m	At 31 December 2007 £m
Property, plant and equipment	(67)	–	(8)	1	4	–	**(70)**
Intangible assets	(143)	(5)	(272)	–	47	1	**(372)**
Provisions	260	(2)	42	(3)	(28)	–	**269**
Goodwill	(17)	–	18	–	(26)	–	**(25)**
Pension/retirement plans:							
Deficits	778	(3)	7	–	(50)	(210)	**522**
Additional contributions	158	–	–	–	(1)	(51)	**106**
Share-based payments	82	–	–	–	1	(8)	**75**
Financial instruments	25	–	–	–	(7)	(12)	**6**
Other items	(28)	2	7	1	25	2	**9**
Rolled over capital gains	(19)	–	–	–	1	–	**(18)**
Capital losses carried forward	19	–	–	–	(1)	–	**18**
Unremitted overseas dividends	(1)	–	–	–	1	–	**–**
Trading losses carried forward	15	1	–	–	(9)	–	**7**
	1,062	(7)	(206)	(1)	(43)	(278)	**527**

	At 1 January 2006 £m	Exchange movements £m	Acquisitions £m	Other movements £m	Recognised in income £m	Recognised in equity £m	At 31 December 2006 £m
Property, plant and equipment	(66)	3	–	1	(5)	–	(67)
Intangible assets	(180)	15	–	(8)	30	–	(143)
Provisions	239	(21)	–	4	38	–	260
Goodwill	11	–	–	–	(28)	–	(17)
Pension/retirement plans:							
Deficits	1,313	(29)	–	6	(130)	(382)	778
Additional contributions	–	–	–	–	18	140	158
Share-based payments	59	(3)	–	(3)	21	8	82
Financial instruments	–	–	–	–	18	7	25
Other items	(57)	(1)	–	7	23	–	(28)
Rolled over capital gains	(24)	–	–	–	5	–	(19)
Capital losses carried forward	24	–	–	–	(5)	–	19
Unremitted overseas dividends	(27)	–	–	–	26	–	(1)
Trading losses carried forward	16	(1)	–	(1)	1	–	15
	1,308	(37)	–	6	12	(227)	1,062

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2007 £m	2006 £m
Deductible temporary differences	**22**	28
Capital losses carried forward	**59**	60
Trading and other losses carried forward	**140**	130
	221	218

These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be sufficiently accurately predicted at this time.

The aggregate temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £847m (2006 £500m).

9. Disposals

Continuing operations
On 17 January 2007, the Group completed the sale of its 50% shareholding interest in HR Enterprise Limited and its subsidiary, Xchanging HR Services Limited, (together 'XHRS') to HR Holdco Limited (a company within the Xchanging group) for a cash consideration of £10m.

On 6 March 2007, the Group completed the sale of its 50% shareholding interest in Xchanging Procurement Services (Holdco) Limited (XPS), to XUK Holdco (No.2) Limited (a company within the Xchanging group) for a cash consideration of £47m.

On 20 August 2007, the Group completed the sale of its Inertial Products business to investment affiliates of J. F. Lehman & Company, the US private equity firm, for a cash consideration of $140m (£70m), subject to potential adjustment according to the level of working capital and net debt or net cash in the business at closing.

On 13 December 2007, the Group completed the sale of its Customer Training Centre (CTC) at Woodford, Manchester, UK, to Flight Academy UK Limited for a cash consideration of £6m.

Profit on disposal of businesses of £48m (note 5) comprises the disposals of XHRS (£nil), XPS (£44m) and CTC (£4m).

Loss on disposal of businesses of £8m (note 4) comprises the disposals of Inertial Products (£6m) and the TEMPEST products business (£2m).

Discontinued operations
On 30 March 2007, the sale of the Group's remaining 25% interest in SELEX Sensor and Airbourne Systems SpA (SELEX) was completed following the exercise by Finmeccanica SpA of its call option granted as part of the original disposal transaction in 2005. Net proceeds of £24m comprise the consideration of £277m, less £253m which was assigned to the BAE Systems 2000 Pension Plan in 2006.

A profit of £22m was recognised during the year upon settlement of warranties and similar obligations.

The results from discontinued operations, which have been included in the consolidated income statement, are shown below. The results for the year ended 31 December 2006 include the results of Airbus SAS for the period to disposal on 13 October 2006.

	2007 £m	2006 £m
Revenue	–	–
Expenses	–	–
EBITA[1]	–	–
Share of results of equity accounted investments excluding finance costs and taxation expense	–	144
Finance costs of equity accounted investments	–	(25)
Taxation expense of equity accounted investments	–	(49)
Share of results of equity accounted investments	–	70
Financial income, net	–	2
Profit before taxation	–	72
Taxation expense	–	(4)
Profit for the year	–	68
Profit on disposal of discontinued operations	22	925
Profit for the year from discontinued operations	**22**	**993**

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

Proceeds from the sale of subsidiary undertakings in the consolidated cash flow statement of £96m in 2007 comprise the disposals of Inertial Products (£70m), SELEX (£24m), CTC (£6m) and TEMPEST (£1m), less transaction costs (£5m).

10. Earnings per share

	2007				2006			
	£m	Basic pence per share	£m	Diluted pence per share	£m	Basic pence per share	£m	Diluted pence per share
Profit for the year attributable to equity shareholders	901		901		1,636		1,636	
Interest on the debt instrument of the convertible preference shares	-		13		–		28	
Profit for the year after adjusting for interest on the debt instrument of the convertible preference shares	901	26.6	914	26.4	1,636	50.7	1,664	49.2
Represented by:								
Continuing operations	879	26.0	892	25.8	643	19.9	671	19.8
Discontinued operations	22	0.6	22	0.6	993	30.8	993	29.4
Add back/(deduct):								
Net financing credit on pensions, post tax	(68)		(68)		(33)		(33)	
Uplift on acquired inventories, post tax	9		9		–		–	
Market value movements on derivatives, post tax	(29)		(29)		55		55	
Amortisation and impairment of intangible assets, post tax	110		110		79		79	
Impairment of goodwill	148		148		32		32	
Underlying earnings	1,071	31.6	1,084	31.3	1,769	54.9	1,797	53.1
Represented by:								
Continuing operations	1,049	31.0	1,062	30.7	767	23.8	795	23.5
Discontinued operations	22	0.6	22	0.6	1,002	31.1	1,002	29.6
	1,071	31.6	1,084	31.3	1,769	54.9	1,797	53.1
Underlying earnings excluding profit on disposal of Airbus SAS (2006 £925m)					844	26.2	872	25.8
Represented by:								
Continuing operations					767	23.8	795	23.5
Discontinued operations					77	2.4	77	2.3
					844	26.2	872	25.8

	2007 Basic Millions	2007 Diluted Millions	2006 Basic Millions	2006 Diluted Millions
Weighted average number of shares used in calculating basic earnings per share	3,386	3,386	3,225	3,225
Add:				
Incremental shares in respect of employee share schemes		24		32
Incremental shares in respect of convertible preference shares		56		125
Weighted average number of shares used in calculating diluted earnings per share		3,466		3,382

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per share as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with IAS 33, the diluted earnings per share are without reference to adjustments in respect of outstanding share options and convertible preference shares where the impact would be anti-dilutive.

11. Intangible assets

	Goodwill £m	Other[1] £m	Total £m
Cost or valuation			
At 1 January 2006	9,722	678	10,400
Additions:			
Acquired separately	–	25	25
Internally generated	–	2	2
Acquisition of subsidiaries	4	–	4
Adjustments to provisional fair values	(8)	3	(5)
Disposals	(6)	(2)	(8)
Reclassified to equity accounted investments	(28)	–	(28)
Exchange adjustments	(480)	(49)	(529)
At 31 December 2006	9,204	657	9,861
Additions:			
Acquired separately	–	31	31
Acquisition of subsidiaries (note 31)	1,563	753	2,316
Disposals	(31)	(4)	(35)
Asset reclassifications	(2)	2	–
Reclassified as non-current assets and disposal groups held for sale (note 19)	(42)	–	(42)
Exchange adjustments	(31)	12	(19)
At 31 December 2007	10,661	1,451	12,112
Amortisation and impairment			
At 1 January 2006	2,090	93	2,183
Disposals	(5)	(2)	(7)
Amortisation charge[2]	–	105	105
Impairment charge	32	2	34
Exchange adjustments	(46)	(3)	(49)
At 31 December 2006	2,071	195	2,266
Disposals	(1)	(4)	(5)
Amortisation charge[2]	–	149	149
Impairment charge	148	–	148
Exchange adjustments	(5)	–	(5)
At 31 December 2007	2,213	340	2,553
Net book value			
At 31 December 2007	**8,448**	**1,111**	**9,559**
At 31 December 2006	7,133	462	7,595
At 1 January 2006	7,632	585	8,217

1 other intangibles includes internally funded development costs and intangible assets recognised on acquisition of subsidiary companies, of which the most significant are in respect of the acquired order book and of ongoing programme relationships
2 amortisation is included in operating costs in the income statement

The Group has no indefinite life intangible assets other than goodwill. The Group has allocated its goodwill across approximately 20 cash-generating units. Other than the goodwill allocated to the US operations within the Land & Armaments business group acquired as part of the acquisition of United Defense Industries, Inc. in 2005 (£1,984m) and Armor Holdings, Inc. in 2007 (£1,554m), none of the cash-generating units has allocated goodwill exceeding 10% of the Group's total goodwill balance.

The Group's approach to goodwill impairment testing is set out in the accounting policies on page 94. All significant goodwill balances have been considered with regard to value in use calculations.

The key assumption underpinning the Integrated Business Plan projections for the US operations within the Land & Armaments business group is that US government defence spending will remain broadly stable in the foreseeable future. The directors have not identified any reasonable possible changes in key assumptions for this business that would cause the carrying value of recognised goodwill to exceed its recoverable amount.

Beyond the assumptions that US and UK government defence spending remains stable there are no individually significant assumptions made in relation to the other cash-generating units where changes to key assumptions would cause the carrying value of recognised goodwill to exceed its recoverable amount.

The result of the review of the carrying value of goodwill across the Group is an impairment charge of £148m (2006 £32m). The majority of the impairment charge relates to the Insyte business within Programmes & Support reflecting lower exports and Homeland Security activity.

12. Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
Cost				
At 1 January 2006	1,233	2,120	548	3,901
Additions	214	184	113	511
Transfers from inventories	–	1	–	1
Transfers to inventories	–	(3)	–	(3)
Transfers from investment property	2	–	–	2
Reclassification between categories	9	(9)	–	–
Disposals	(80)	(147)	(1)	(228)
Exchange adjustments	(65)	(68)	(54)	(187)
At 31 December 2006	1,313	2,078	606	3,997
Additions	96	190	24	310
Acquisition of subsidiaries (note 31)	32	54	6	92
Transfers from inventories	–	5	–	5
Transfers to inventories	–	(6)	(1)	(7)
Reclassified as non-current assets and disposal groups held for sale (note 19)	(11)	(16)	–	(27)
Disposals	(24)	(172)	(25)	(221)
Disposal of subsidiaries	(10)	(29)	–	(39)
Exchange adjustments	(10)	(9)	(8)	(27)
At 31 December 2007	1,386	2,095	602	4,083
Depreciation and impairment				
At 1 January 2006	408	1,507	282	2,197
Depreciation charge for the year	49	149	28	226
Impairment loss for the year	–	–	53	53
Transfers to inventories	–	(1)	–	(1)
Transfers from investment property	1	–	–	1
Reclassification between categories	2	(2)	–	–
Disposals	(18)	(132)	(1)	(151)
Exchange adjustments	(9)	(41)	(24)	(74)
At 31 December 2006	433	1,480	338	2,251
Depreciation charge for the year	67	155	32	254
Impairment loss for the year[1]	19	2	34	55
Transfers to inventories	–	(4)	–	(4)
Reclassified as non-current assets and disposal groups held for sale (note 19)	(5)	(13)	–	(18)
Disposals	(15)	(170)	(10)	(195)
Disposal of subsidiaries	(4)	(21)	–	(25)
Exchange adjustments	(1)	(3)	(5)	(9)
At 31 December 2007	494	1,426	389	2,309
Net book value				
At 31 December 2007	**892**	**669**	**213**	**1,774**
At 31 December 2006	880	598	268	1,746
At 1 January 2006	825	613	266	1,704

1 During the year, the directors revised the valuation methodology used to determine the value of regional aircraft with a £34m impairment charge arising and a £45m increase to provisions in respect of residual value guarantees

The amounts above include:

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
Net book value of assets held as capitalised finance leases (including investment property (note 13))				
At 31 December 2007	**6**	**11**	**16**	**33**
At 31 December 2006	1	17	15	33
Assets in the course of construction (including investment property (note 13))				
At 31 December 2007	**88**	**68**	**–**	**156**
At 31 December 2006	148	68	–	216

12. Property, plant and equipment (continued)

Net book value of:

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
Freehold property	809	–	–	809
Long leasehold property	55	–	–	55
Short leasehold property	28	–	–	28
Plant and machinery	–	594	–	594
Fixtures, fittings and equipment	–	75	–	75
Aircraft	–	–	213	213
	892	669	213	1,774

The aircraft fleet that is held under capitalised finance lease arrangements is leased to airline companies under operating leases. The leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease income from the non-cancellable elements of operating leases for assets capitalised (including investment property (note 13)) are as follows:

Receipts due:	**2007 £m**	2006 £m
Not later than one year	**93**	72
Later than one year and not later than five years	**234**	185
Later than five years	**63**	63
	390	320

Under the terms of the lease agreements, no contingent rents are payable. Within the above lease income is £15m (2006 £25m) relating to assets held by the Group under capitalised finance leases.

13. Investment property

	£m
Cost	
At 1 January 2006	272
Transfers to property, plant and equipment	(2)
Disposals	(103)
At 31 December 2006	167
Disposals	(9)
At 31 December 2007	158
Depreciation and impairment	
At 1 January 2006	54
Transfers to property, plant and equipment	(1)
Depreciation charge for the year	4
Disposals	(13)
At 31 December 2006	44
Depreciation charge for the year	4
Disposals	(3)
At 31 December 2007	45
Net book value of investment property	
At 31 December 2007	**113**
At 31 December 2006	123
At 1 January 2006	218

Fair value of investment property	
At 31 December 2007	**160**
At 31 December 2006	218

The fair values above are based on and reflect current market values as prepared by in-house professionals. The valuations were prepared by persons having the appropriate professional qualification and with recent experience in valuing properties in the location and the type of property being valued.

	2007 £m	2006 £m
Rental income from investment property	**20**	19

14. Equity accounted investments

Carrying value of equity accounted investments

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2006	317	1,404	1,721
Share of results after tax – continuing operations	113	–	113
Share of results after tax – discontinued operations (note 9)	70	–	70
Acquired through acquisition	(62)	66	4
Reclassified from intangible assets	–	28	28
Disposal	(239)	(1,063)	(1,302)
Dividends	(145)	–	(145)
Market value adjustments in respect of derivative financial instruments, net of tax	144	–	144
Actuarial gains on defined benefit pension schemes, net of tax	59	–	59
Revaluation of net assets acquired by equity accounted investments[1]	5	–	5
Foreign exchange adjustment	(24)	(2)	(26)
At 31 December 2006	238	433	671
Share of results after tax – continuing operations	139	–	139
Acquired through acquisition	1	–	1
Adjustment to provisional fair values	3	(3)	–
Disposal	(10)	–	(10)
Dividends	(78)	–	(78)
Market value adjustments in respect of derivative financial instruments, net of tax	(2)	–	(2)
Actuarial gains on defined benefit pension schemes, net of tax	17	–	17
Foreign exchange adjustment	13	30	43
At 31 December 2007	**321**	**460**	**781**

1 The revaluation gain in 2006 arose as a result of MBDA SAS acquiring control of LFK GmbH, which was previously accounted for as a trade investment. The £5m gain reflects a fair value uplift in respect of the carrying value of the original investment. The gain is reflected as a credit to equity (note 27).

Included within purchased goodwill is £110m (2006 £113m) relating to the goodwill arising on acquisitions made by the Group's equity accounted investments subsequent to their acquisition by the Group.

The market value of the Group's shareholding in Saab AB at 31 December 2007 was £225m (2006 £350m).

Share of results of equity accounted investments by continuing business group

	2007 £m	Restated[2] 2006 £m
Share of results excluding finance costs and taxation expense:		
Electronics, Intelligence & Support	**1**	1
Programmes & Support	**27**	25
International Businesses	**114**	94
HQ & Other Businesses	**–**	7
	142	127
Financial income	**35**	21
Taxation expense	**(38)**	(35)
	139	113

2 restated following changes to the Group's organisational structure

Share of the assets and liabilities of equity accounted investments

	2007 £m	2006 £m
Assets:		
Non-current assets	**892**	856
Current assets	**3,032**	2,633
	3,924	3,489
Liabilities:		
Non-current liabilities	**(618)**	(582)
Current liabilities	**(2,525)**	(2,236)
	(3,143)	(2,818)
Carrying value	**781**	671

14. Equity accounted investments (continued)

Principal equity accounted investments

Joint ventures	Principal activities	Principally operates in	Country of incorporation
Air Astana JSC (49%) *(Held by BAE Systems (Kazakhstan) Limited)*	Commercial aerospace activities	Kazakhstan	Kazakhstan
Eurofighter Jagdflugzeug GmbH (33%) *(Held by BAE Systems plc)*	Management and control of Typhoon programme	Germany	Germany
Flagship Training Limited (50%) *(Held via BAE Systems Electronics Limited)*	Supply of naval training and support services	UK	England and Wales
Fleet Support Limited (50%) *(Held via BAE Systems Surface Fleet Solutions Limited)*	Engineering and facilities management support to the Royal Navy	UK	England and Wales
Gripen International KB (50%) *(Held via BAE Systems (Operations) Limited)*	Marketing and selling of Gripen fighter aircraft	Sweden	Sweden
MBDA SAS (37.5%) *(Held via BAE Systems Electronics Limited and BAE Systems (Overseas Holdings) Limited)*	Development and manufacture of guided weapons	Europe	France
Panavia Aircraft GmbH (42.5%) *(Held via BAE Systems plc)*	Management and control of Tornado programme	Germany	Germany
Saab AB (20.5%) *(Held via BAE Systems (Sweden) AB)*	Defence and commercial aerospace activities	Sweden	Sweden

15. Other investments

	2007 £m	2006 £m
Non-current		
Loans and receivables		
Term deposits	–	4
Available-for-sale financial assets		
Equity securities	**6**	7
	6	11
Current		
Loans and receivables		
Term deposits	**164**	503
	164	503

Reconciliation of movements

	2007 £m	2006 £m
Non-current		
At 1 January	**11**	9
Additions	**1**	5
Disposals	**(11)**	(1)
Creation of impairment provision	**–**	(2)
Fair value movements	**5**	–
At 31 December	**6**	11
Current		
At 1 January	**503**	634
Additions	**19**	499
Disposals	**(358)**	(588)
Fair value movements recognised in finance costs	**–**	(42)
At 31 December	**164**	503

Exchange Property

The Group's shareholding in Vodafone Group Plc (Exchange Property) was disposed of during 2006.

The Group had designated the Exchange Property as at fair value through profit or loss. Accordingly, movements in the fair value of the Exchange Property in 2006 to disposal of £42m were recognised in finance costs in the income statement (note 6).

16. Trade and other receivables

	2007 £m	2006[1] £m
Non-current		
Other receivables	**255**	496
Pension prepayment (note 22)	**57**	66
Prepayments and accrued income	**10**	7
	322	569
Current		
Long-term contract balances	**4,389**	4,440
Less: attributable progress payments	**(4,013)**	(4,027)
Amounts due from contract customers[1]	**208**	151
Amounts due from customers for contract work	**584**	564
Trade receivables[1]	**1,608**	1,060
Amounts owed by equity accounted investments	**239**	218
Other receivables	**281**	225
Pension prepayment (note 22)	**2**	5
Prepayments and accrued income	**219**	181
	2,933	2,253

1 Following the adoption of IFRS 7, the Group has reviewed the categorisation of its trade and other receivables. As a result of this review, the comparative amount for amounts due from contract customers has been restated by £429m from £580m to £151m and the comparative amount for trade receivables has been restated by £429m from £631m to £1,060m.

Included within amounts due from customers for contract work:

	2007 £m	2006 £m
Retentions outstanding against long-term contracts	**1**	1

The ageing of trade receivables is detailed below:

	2007			2006		
	Gross £m	Provision £m	Net £m	Gross £m	Provision £m	Net £m
Not past due – 180 days	**1,342**	**(17)**	**1,325**	1,060	(7)	1,053
Past 180 days	**319**	**(36)**	**283**	31	(24)	7
	1,661	**(53)**	**1,608**	1,091	(31)	1,060

Trade receivables are disclosed net of a provision for impairment losses. Movement on the provision is as follows:

	2007 £m	2006 £m
At 1 January	**31**	46
Created	**42**	20
Released	**(22)**	(24)
Exchange adjustments	**-**	(2)
Acquisitions/(disposals)	**3**	(1)
Utilised	**(1)**	(8)
At 31 December	**53**	31

The other classes within trade and other receivables do not contain impaired assets.

The Group has material receivables due from the UK, US and Saudi Arabian governments where credit risk is not considered an issue. For the remaining trade receivables, the provision has been calculated taking into account individual assessments based on past credit history and prior knowledge of debtor insolvency or other credit risk. All credit and recovery risk associated with trade receivables has been provided for in the balance sheet.

17. Other financial assets and liabilities

	2007 Assets £m	2007 Liabilities £m	2006 Assets £m	2006 Liabilities £m
Non-current				
Cash flow hedges – foreign exchange contracts	**34**	**(20)**	30	(43)
Other foreign exchange/interest rate contracts	**14**	**(6)**	21	(2)
	48	**(26)**	51	(45)
Current				
Cash flow hedges – foreign exchange contracts	**63**	**(44)**	36	(36)
Other foreign exchange/interest rate contracts	**38**	**(27)**	14	(14)
	101	**(71)**	50	(50)
Debt-related derivative financial instruments				
Other foreign exchange/interest rate derivatives	**17**	**(190)**	6	(243)

The debt-related derivative financial instruments are presented as a component of loans and overdrafts (note 20).

The ineffective portion recognised in the income statement that arises from fair value hedges amounts to a gain of £4m (2006 gain of £5m). The ineffective portion recognised in the income statement that arises from cash flow hedges amounts to £nil (2006 £nil).

The notional principal amounts of the outstanding contracts are detailed in note 32.

18. Inventories

	2007 £m	2006 £m
Short-term work-in-progress	**304**	205
Raw materials and consumables	**285**	100
Finished goods and goods for resale	**112**	90
	701	395

The Group recognised £53m (2006 £20m) as a write down of inventories to net realisable value in 2007.

19. Disposal groups

On 19 December 2007, the Group agreed the sale of its Surveillance and Attack business to Sensor and Antenna Systems, Lansdale, Inc., a subsidiary of Cobham Defence Electronic Systems Corporation, for a cash consideration of $240m (£121m). Completion of the sale is conditional upon regulatory approvals being given and is expected to take place in the first quarter of 2008. Accordingly, the business is presented as held for sale on the balance sheet as at 31 December 2007.

The Group's Mobile International business was acquired with Armor Holdings, Inc. on 31 July 2007 (note 31) with a view to immediate resale. Accordingly, it is classified as held for sale in the acquisition balance sheet and as at 31 December 2007.

The assets and liabilities of Surveillance and Attack, and Mobile International relate to the Electronics, Intelligence & Support and Land & Armaments business groups, respectively.

	Surveillance and Attack £m	Mobile International £m	2007 £m	2006 £m
Non-current assets				
Intangible assets	**42**	**1**	**43**	–
Property, plant and equipment	**9**	**9**	**18**	–
	51	**10**	**61**	–
Current assets				
Inventories	**7**	**17**	**24**	–
Trade and other receivables	**2**	**7**	**9**	–
	9	**24**	**33**	–
Assets of disposal groups	**60**	**34**	**94**	–
Current liabilities				
Trade and other payables	**(4)**	**(26)**	**(30)**	–
	(4)	**(26)**	**(30)**	–
Liabilities of disposal groups	**(4)**	**(26)**	**(30)**	–

20. Loans and overdrafts

	2007 £m	2006 £m
Non-current		
Euro-Sterling £150m 11⅞% bond, repayable 2008	**-**	150
European Investment Bank loan, final instalment 2009	**4**	11
Alvis loan notes, redeemable 2009	**1**	1
Debt instrument of the convertible preference shares, redeemable 2010	**-**	242
US$500m 4.75% bond, repayable 2010	**254**	249
US$1bn 6.4% bond, repayable 2011	**517**	515
Class B and Class G certificates, final instalments 2011/2013	**498**	599
Euro-Sterling £100m 10¾% bond, repayable 2014	**99**	99
US$750m 5.2% bond, repayable 2015	**376**	382
US$500m 7.5% bond, repayable 2027	**249**	253
Bank loans	**6**	28
Obligations under finance leases	**20**	31
Debt-related derivative financial instruments	**173**	216
	2,197	2,776
Current		
Bank loans and overdrafts	**41**	33
US$200m 7% bond, repayable 2007	**-**	102
Euro-Sterling £150m 11⅞% bond, repayable 2008	**150**	-
European Investment Bank loan, final instalment 2009	**7**	7
Class B and Class G certificates, final instalment 2011/2013	**87**	82
Obligations under finance leases	**14**	23
Debt-related derivative financial instruments	**-**	21
Eurofighter GmbH loan	**-**	66
	299	334

The maturity of the Group's borrowings is as follows:

	Less than one year £m	Between one and five years £m	More than five years £m	Total £m
At 31 December 2007				
Carrying amount	**299**	**1,157**	**1,040**	**2,496**
Contractual cash flows[1]	**484**	**1,649**	**1,370**	**3,503**
At 31 December 2006				
Carrying amount	334	1,578	1,198	3,110
Contractual cash flows[1]	653	1,947	1,554	4,154

1 including interest payments

Contractual cash flows in respect of all other financial liabilities are equal to the balance sheet carrying amount. Current contractual amounts are settled within the normal operating cycle of the business. Non-current amounts are expected to be settled between one and five years.

The European Investment Bank borrowing is fixed with an interest rate of 6.86%.

For more information on the debt instrument of the convertible preference shares refer to note 1.

The US$500m 4.75% bond, repayable 2010 was converted on issue to a floating rate bond by utilising an interest rate swap giving an effective rate during 2007 of 5.85%.

The US$1bn 6.4% bond, repayable 2011 has been partially converted to a floating rate bond by utilising a series of interest rate swaps with different tenors; US$500m has been swapped until maturity of the bond in 2011 and US$250m was swapped until December 2007. This has been overlayed by US$300m of floating to fixed interest rate swaps that fix the interest payments at a lower rate than the original coupon. The effective interest rate during 2007 was 6.49% with an interest rate split on the bond at 31 December 2007 being US$800m fixed and US$200m floating.

The Class B and Class G certificates are repayable in 2011 and 2013 respectively with fixed US$ coupon rates of 7.156% and 6.664%, giving a weighted average interest rate of 6.879%. At 31 December 2007, the gross outstanding principal due is US$1,138m. Of this balance, US$348m has been converted to a sterling floating rate bond by utilising a cross-currency swap which resulted in an effective interest rate during 2007 of 6.75% on this element.

The US$500m 7.5% bond, repayable 2027 was converted at issue to a sterling fixed rate bond by utilising a cross-currency swap and has an effective interest rate of 7.73%.

20. Loans and overdrafts (continued)

The debt-related derivative financial instruments represent the market value of certain interest rate and cross-currency derivatives which are specifically hedging loans disclosed within the above note. These derivatives have been entered into specifically to manage the Group's exposure to foreign exchange or interest rate risk.

The US$200m 7% bond was repaid in July 2007.

The Eurofighter GmbH loan represented surplus cash lent by Eurofighter GmbH to its shareholders. The loan incurred interest at LIBOR minus 10bp and was repaid in January 2007.

Finance lease obligations
The Group has a number of non-cancellable finance lease arrangements predominantly in respect of aircraft. The maturity of these lease liabilities from the balance sheet date is shown below.

	2007 £m	2006 £m
Finance lease liabilities – minimum lease payments due:		
Not later than one year	**15**	24
Later than one year and not later than five years	**22**	37
	37	61
Future finance charges on finance leases	**(3)**	(7)
Present value of finance lease liabilities	**34**	54
Present value of finance lease liabilities – payments due:		
Not later than one year	**14**	23
Later than one year and not later than five years	**20**	31
	34	54

Under the terms of the lease agreements, no contingent rents are payable.

The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at 31 December 2007 was 7% (2006 7%).

21. Trade and other payables

	2007 £m	2006 £m
Non-current		
Amounts due to long-term contract customers	**56**	113
Cash received on customers' account[1] for long-term contracts	**2**	43
Amounts owed to equity accounted investments	**7**	10
Other payables	**306**	287
Accruals and deferred income	**42**	12
	413	465
Current		
Amounts due to long-term contract customers	**4,710**	3,836
Amounts due to other customers	**162**	153
Cash received on customers' account[1]:		
Long-term contracts	**27**	16
Others	**1**	3
Trade payables	**913**	638
Amounts owed to equity accounted investments	**847**	616
Other taxes and social security costs	**58**	34
Other payables	**297**	343
Accruals and deferred income	**1,230**	1,078
	8,245	6,717

Included above:	2007 £m	2006 £m
Amounts due to long-term contract customers	**4,795**	4,008

1 Cash received on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payments guarantees unrelated to company performance.

22. Retirement benefit obligations

Pension plans

BAE Systems plc operates pension plans for the Group's qualifying employees in the UK, US and other countries. The principal plans in the UK and US are funded defined benefit plans and the assets are held in separate trustee administered funds. The plans in other countries are unfunded or defined contribution plans. Pension plan valuations are regularly carried out by independent actuaries to determine pension costs for pension funding and to calculate the IAS 19 deficit.

The disclosures below relate to post-retirement benefit plans in the UK, US and other countries which are accounted for as defined benefit plans in accordance with IAS 19. The valuations used for the IAS 19 disclosures are based on the most recent actuarial valuation undertaken by independent qualified actuaries and updated to take account of the requirements of IAS 19 in order to assess the deficit of the plans at 31 December each year. Plan assets are shown at the bid value at 31 December each year.

Post-retirement benefits other than pensions

The Group also operates a number of non-pension post-retirement benefit plans, under which certain employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired employees of the Group's subsidiaries in the US. The latest valuations of the principal plans, covering retiree medical and life insurance plans in certain US subsidiaries, were performed by independent actuaries as at 1 January 2007. The method of accounting for these is similar to that used for defined benefit pension plans.

The financial assumptions used to calculate liabilities for the principal plans were:

	UK			US		
	2007 %	2006 %	2005 %	**2007 %**	2006 %	2005 %
Inflation rate	**3.3**	3.0	2.8	**3.0**	3.0	3.0
Rate of increase in salaries	**4.3**	4.0	3.8	**5.8**	5.8	5.8
Rate of increase for pensions in payment	**2.3 - 3.3**	2.9 – 3.0	2.6 – 2.8	**-**	–	–
Rate of increase for deferred pensions	**3.3**	3.0	2.8	**n/a**	n/a	n/a
Discount rate	**5.8**	5.2	4.8	**6.5**	5.9	5.8
Long-term healthcare cost increases	**n/a**	n/a	n/a	**5.4**	5.5	5.6

The assumptions used are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily occur in practice. The bid value of plan assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of plan liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, as at 31 December are shown in the tables below.

For its UK pension arrangements the Group has, for the purpose of calculating its liabilities as at 31 December 2007, used PA 00 (2006 PA 92) medium cohort tables based on year of birth (as published by the Institute of Actuaries) for both pensioner and non-pensioner members in conjunction with the results of an investigation into the actual mortality experience of plan members. For its US pension arrangements the mortality tables used for pensioners and non-pensioners are RP 2000 projected to 2010. The current life expectancies underlying the value of the accrued liabilities for the main UK and US plans range from 18 to 22 years for current male pensioners at age 65 and 21 to 25 years for current female pensioners at age 65.

The Group has a number of healthcare arrangements in the US. The long-term healthcare cost increases shown in the table above are based on the assumptions that the increases are 10% in 2007 reducing to 5% by 2015 for pre-retirement and 10% in 2007 reducing to 5% for post-retirement.

A summary of the movements in the retirement benefit obligations is shown below. The full disclosures, as required by IAS 19, are provided in the subsequent information.

Additional disclosure – summary of movements of the retirement benefit obligations

	UK £m	US and other £m	**Total £m**
Deficit in defined benefit pension plans at 1 January 2007	(2,866)	(301)	**(3,167)**
Transfers arising on acquisitions	–	(22)	**(22)**
Actual return on assets (below)/above expected return	(171)	15	**(156)**
Decrease in liabilities due to changes in assumptions	817	135	**952**
One-off contributions	76	–	**76**
Recurring contributions over service cost	166	48	**214**
Other movements	70	34	**104**
Deficit in defined benefit pension plans at 31 December 2007	(1,908)	(91)	**(1,999)**
US healthcare plans	-	(21)	**(21)**
Total IAS 19 deficit	(1,908)	(112)	**(2,020)**
Allocated to equity accounted investments and other participating employers	450	–	**450**
Group's share of IAS 19 deficit excluding Group's share of amounts allocated to equity accounted investments and other participating employers	(1,458)	(112)	**(1,570)**

22. Retirement benefit obligations (continued)

Amounts recognised on the balance sheet

	2007				2006			
	UK defined benefit pension plans £m	**US and other pension plans £m**	**US healthcare plans £m**	**Total £m**	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Present value of unfunded obligations	**(1)**	**(97)**	**(13)**	**(111)**	–	(80)	(15)	(95)
Present value of funded obligations	**(15,099)**	**(1,912)**	**(103)**	**(17,114)**	(15,445)	(1,931)	(111)	(17,487)
Fair value of plan assets	**13,192**	**1,918**	**95**	**15,205**	12,579	1,710	91	14,380
Total IAS 19 deficit, net	**(1,908)**	**(91)**	**(21)**	**(2,020)**	(2,866)	(301)	(35)	(3,202)
Allocated to equity accounted investments and other participating employers[1]	**450**	**-**	**-**	**450**	774	–	–	774
Group's share of IAS 19 deficit, net	**(1,458)**	**(91)**	**(21)**	**(1,570)**	(2,092)	(301)	(35)	(2,428)
Group's share of IAS 19 deficit of equity accounted investments	**(49)**	**-**	**-**	**(49)**	(83)	–	–	(83)
Represented by:								
Pension prepayments (within trade and other receivables)	**14**	**32**	**13**	**59**	35	25	11	71
Retirement benefit obligations	**(1,472)**	**(123)**	**(34)**	**(1,629)**	(2,127)	(326)	(46)	(2,499)
Group's share of IAS 19 deficit, net	**(1,458)**	**(91)**	**(21)**	**(1,570)**	(2,092)	(301)	(35)	(2,428)

1 Certain of the Group's equity accounted investments participate in the Group's defined benefit plans as well as Airbus SAS, the Group's share of which was disposed of during the year ended 31 December 2006. As these plans are multi-employer plans the Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments and to Airbus SAS based upon a reasonable and consistent allocation method intended to reflect a reasonable approximation of their share of the deficit. The Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

Amounts for the current and previous four years are as follows:

Defined benefit pension plans	**2007 £m**	2006 £m	2005 £m	2004 £m	2003 £m
Defined benefit obligations	**(17,109)**	(17,456)	(17,767)	(14,482)	(12,386)
Plan assets[2]	**15,110**	14,289	12,461	10,143	9,305
Total deficit before tax and allocation to equity accounted investments and other participating employers	**(1,999)**	(3,167)	(5,306)	(4,339)	(3,081)
Actuarial gain/(loss) on plan liabilities	**952**	473	(2,100)	(1,221)	(788)
Actuarial (loss)/gain on plan assets	**(156)**	521	1,138	265	827

2 at bid value

22. Retirement benefit obligations (continued)

Assets of defined benefit pension plans

	2007							
	UK			US			Total	
	£m	%	Expected return %	£m	%	Expected return %	£m	%
Equities	**8,296**	**63**	**8.0**	**1,384**	**72**	**9.25**	**9,680**	**64**
Bonds	**3,331**	**25**	**4.9**	**305**	**16**	**6.0**	**3,636**	**24**
Property	**1,142**	**9**	**6.0**	**115**	**6**	**7.0**	**1,257**	**8**
Other	**423**	**3**	**5.5**	**114**	**6**	**5.0**	**537**	**4**
Total	**13,192**	**100**	**7.0**	**1,918**	**100**	**8.25**	**15,110**	**100**

	2006							
	UK			US			Total	
	£m	%	Expected return %	£m	%	Expected return %	£m	%
Equities	8,232	65	8.0	1,324	77	8.75	9,556	67
Bonds	2,735	22	4.8	260	15	5.5	2,995	21
Property	1,255	10	6.25	–	–	n/a	1,255	9
Other	357	3	5.0	126	8	7.0	483	3
Total	12,579	100	7.0	1,710	100	8.5	14,289	100

When setting the overall expected rate of return on plan assets, historical markets are studied and long-term historical relationships between equities and bonds are preserved. This is consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before expected return assumptions are determined for each asset class. The overall expected return is established with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

Changes in the fair value of plan assets are as follows:

	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Value of plan assets at 1 January 2006	10,833	1,628	92	12,553
Assets acquired on acquisitions	–	4	–	4
Expected return on assets	779	132	6	917
Actuarial gain	421	100	3	524
Actual return on assets	1,200	232	9	1,441
Contributions by employer	960	137	10	1,107
Contributions by employer in respect of employee salary sacrifice arrangements	86	–	–	86
Total contributions by employer	1,046	137	10	1,193
Members' contributions (including DWP[3] rebates)	42	11	–	53
Currency loss	–	(214)	(12)	(226)
Benefits paid	(542)	(88)	(8)	(638)
Value of plan assets at 31 December 2006	12,579	1,710	91	14,380
Assets acquired on acquisitions[4]	–	55	–	55
Expected return on assets	879	144	7	1,030
Actuarial (loss)/gain	(171)	15	(3)	(159)
Actual return on assets	708	159	4	871
Contributions by employer	384	103	8	495
Contributions by employer in respect of employee salary sacrifice arrangements	107	–	–	107
Total contributions by employer	491	103	8	602
Members' contributions (including DWP[3] rebates)	29	10	–	39
Currency loss	–	(25)	(1)	(26)
Benefits paid	(615)	(94)	(7)	(716)
Value of plan assets at 31 December 2007	**13,192**	**1,918**	**95**	**15,205**

3 Department for Work and Pensions
4 on 31 July 2007, the Group acquired Armor Holdings, Inc. and its associated pension plans (note 31)

22. Retirement benefit obligations (continued)

Changes in the present value of the defined benefit obligations before allocation to equity accounted investments and other participating employers are as follows:

	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Defined benefit obligations at 1 January 2006	(15,492)	(2,275)	(144)	(17,911)
Net liabilities transferred on acquisitions/disposals[5]	–	62	–	62
Current service cost	(173)	(60)	(2)	(235)
Contributions by employer in respect of employee salary sacrifice arrangements	(86)	–	–	(86)
Total current service cost	(259)	(60)	(2)	(321)
Members' contributions (including DWP[3] rebates)	(42)	(11)	–	(53)
Past service cost	(7)	(2)	–	(9)
Actuarial gain/(loss) on liabilities	499	(26)	2	475
Curtailment gains	52	61	–	113
Interest expense	(738)	(118)	(8)	(864)
Currency gain	–	270	18	288
Benefits paid	542	88	8	638
Defined benefit obligations at 31 December 2006	(15,445)	(2,011)	(126)	(17,582)
Net liabilities assumed on acquisitions[4]	–	(77)	–	(77)
Current service cost	(142)	(55)	(2)	(199)
Contributions by employer in respect of employee salary sacrifice arrangements	(107)	–	–	(107)
Total current service cost	(249)	(55)	(2)	(306)
Members' contributions (including DWP[3] rebates)	(29)	(10)	–	(39)
Past service cost	(14)	–	(2)	(16)
Actuarial gain on liabilities	817	135	12	964
Interest expense	(795)	(115)	(7)	(917)
Currency gain	–	30	2	32
Benefits paid	615	94	7	716
Defined benefit obligations at 31 December 2007	**(15,100)**	**(2,009)**	**(116)**	**(17,225)**

3 Department for Work and Pensions
4 on 31 July 2007, the Group acquired Armor Holdings, Inc. and its associated pension plans (note 31)
5 includes liabilities of £67m transferred on the disposal of Atlas Elektronik GmbH

Contributions

The Group contributions made to the defined benefit plans in the year ended 31 December 2007 were £403m (2006 £1,020m). In 2008, the Group expects to make regular contributions at a similar level to those made in 2007. The Group also incurred a charge in respect of the cash contributions of £62m (2006 £57m) paid to defined contribution plans for employees. It expects to make a contribution of £63m to these plans in 2008.

The amounts recognised in the income statement after allocation to equity accounted investments and other participating employers are as follows:

	2007				2006			
	UK defined benefit pension plans £m	**US and other pension plans £m**	**US healthcare plans £m**	**Total £m**	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Included in operating costs:								
Current service cost	**(113)**	**(55)**	**(2)**	**(170)**	(129)	(60)	(2)	(191)
Past service cost	**(10)**	**-**	**(2)**	**(12)**	(5)	(2)	–	(7)
	(123)	**(55)**	**(4)**	**(182)**	(134)	(62)	(2)	(198)
Included in other income:								
Curtailments and settlements	**-**	**-**	**-**	**-**	49	61	–	110
Included in finance costs:								
Expected return on plan assets	**694**	**144**	**7**	**845**	601	132	6	739
Interest on obligations	**(631)**	**(115)**	**(7)**	**(753)**	(568)	(118)	(8)	(694)
	63	**29**	**-**	**92**	33	14	(2)	45
Included in share of results of equity accounted investments:								
Group's share of equity accounted investments' operating costs	**(6)**	**-**	**-**	**(6)**	(7)	–	–	(7)
Group's share of equity accounted investments' finance costs	**2**	**-**	**-**	**2**	–	–	–	–

22. Retirement benefit obligations (continued)

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase £m	One percentage point decrease £m
Effect on the aggregate of service cost and interest cost	0.2	0.2
Effect on defined benefit obligations	2	2

A 0.5 percentage point change in net discount rates used to value liabilities would have the following effect:

	0.5 percentage point increase £bn	0.5 percentage point decrease £bn
Effect on defined benefit obligations	1.2	1.4

23. Provisions

	Aircraft financing £m	Warranties and after-sales service £m	Reorganisations – ongoing operations £m	Legal costs, environmental and other £m	Total £m
Non-current	–	82	14	175	271
Current	52	65	38	269	424
At 1 January 2007	52	147	52	444	695
Created	105	48	14	238	405
Released	(49)	(23)	(13)	(94)	(179)
Utilised	(20)	(22)	(25)	(114)	(181)
Provisions and fair values arising on acquisitions (note 31)	–	9	–	61	70
On disposals	–	(5)	–	–	(5)
Discounting	–	–	–	7	7
Exchange adjustments	(3)	2	–	(2)	(3)
Other provision movements	–	1	–	(1)	–
At 31 December 2007	**85**	**157**	**28**	**539**	**809**
Represented by:					
Non-current	65	93	4	237	399
Current	20	64	24	302	410
	85	**157**	**28**	**539**	**809**

Aircraft financing

The provision includes probable exposures under residual value guarantees issued by the Group on previous sales transactions. Further information is provided in note 24. Such costs are generally incurred within five years.

Warranties and after-sales service

Warranties and after-sales service are provided in the normal course of business with provisions for associated costs being made based on an assessment of future claims with reference to past experience. Such costs are generally incurred within three years post-delivery.

Reorganisations – ongoing operations

The costs associated with the reorganisation programmes are supported by detailed plans and based on previous experience as well as other known factors. Such costs are generally incurred within one to three years.

Legal costs, environmental and other provisions

The Group holds provisions for expected legal, environmental and other costs that it expects to incur over an extended period. These costs are based on past experience of similar items and other known factors and represent management's best estimate of the likely outcome.

Included within legal costs, environmental and other is £75m (2006 £82m) in respect of the cash-settled elements of certain of the Group's share option schemes (note 26). The costs in respect of this liability are expected to occur over the next five years.

24. Contingent liabilities and commitments

Aircraft financing contingent liabilities

Included within the aircraft financing provision of £85m (note 23) is an exposure of £70m as discussed below:

	2007 £m	2006 £m
Potential future cash flow payments in respect of aircraft financing obligations	**134**	191
Anticipated aircraft values	**(55)**	(159)
Adjustments to net present values	**(9)**	(5)
Net exposure provided	**70**	27

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 31 December 2007 the Group's exposure to make future payments in respect of these arrangements was £134m (2006 £191m). The Group's net exposure to these guarantees is covered by the provisions held and the residual values of the related aircraft.

The net exposure has increased during the year as a result of the re-assessment of anticipated aircraft values and the settlement of the commitments of six RVGs.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB. Provision is made against the expected net exposures on a net present value basis within the accounts of Saab. The Group's share of such exposure is limited to its percentage shareholding in Saab.

Guarantees and performance bonds

The Group has entered into a number of guarantee and performance bond arrangements in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

Operating lease commitments – where the Group is the lessee

The Group leases various offices, factories, shipyards and aircraft under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases and associated future minimum sublease income are as follows:

Payments due:	2007 £m	2006 £m
Not later than one year	**125**	121
Later than one year and not later than five years	**460**	393
Later than five years	**731**	731
	1,316	1,245

	2007 £m	2006 £m
Total of future minimum sublease income under non-cancellable subleases	**249**	212

Capital commitments

Capital expenditure contracted for but not provided for in the accounts is as follows:

	2007 £m	2006 £m
Property, plant and equipment	**121**	133
Intangible assets	**6**	5
	127	138

Treasury contingent liabilities

Treasury contingent liabilities are set out in note 32.

Other contingent liabilities

The Group is subject to an ongoing investigation by the UK Serious Fraud Office (the SFO) in connection with marketing of the Group's products. The Group is co-operating fully with the SFO.

At this stage management cannot determine whether or not it might lead to any proceedings being brought against the Group. Accordingly, the potential for fines or other penalties cannot currently be assessed, although the directors continue to consider that the Group has not acted unlawfully in relation to any of the matters under investigation. As the investigation is ongoing it is not possible to identify the timescale in which these issues might be resolved.

In addition, in June 2007, the US Department of Justice notified the Group that it had commenced a formal investigation relating to the Group's compliance with anti-corruption laws, including its business concerning the Kingdom of Saudi Arabia. Again, given the status of this matter it is not possible to provide any details of any possible future financial effects that might result from the investigation and any subsequent actions or events that might occur as a result of the investigation. Equally it is not possible to provide any timescale in which these issues might be resolved. The directors continue to consider that the Group has not acted unlawfully in relation to its dealings with the Kingdom of Saudi Arabia or in relation to anti-corruption laws.

Should any financial effects arise as a result of these investigations the directors consider it unlikely that there is any likelihood of reimbursement for such costs from any sources other than certain rights to recover reimbursement of the legal costs under the Group's insurance policies.

25. Share capital

	Equity		Non-equity		Total
	Ordinary shares of 2.5p each		Special Share of £1		
	Number of shares m	Nominal value £m	Number of shares	Nominal value £	Nominal value £m
Authorised					
At 1 January 2007 and 31 December 2007	**4,450**	**111**	**1**	**1**	**111**
Issued and fully paid					
At 1 January 2006	3,219	80	1	1	80
Exercise of options	24	1	–	–	1
Conversion of preference shares	3	–	–	–	–
At 1 January 2007	3,246	81	1	1	81
Exercise of options	29	1	–	–	1
Placing of shares	174	5	–	–	5
Conversion of preference shares	125	3	–	–	3
At 31 December 2007	**3,574**	**90**	**1**	**1**	**90**

Special Share

One Special Share of £1 in the Company is held on behalf of the Secretary of State for Business, Enterprise and Regulatory Reform (formerly the Secretary of State for Trade and Industry) (the Special Shareholder). Certain parts of the Company's Articles of Association cannot be amended without the consent of the Special Shareholder. These articles include the requirement that no foreign person, or foreign persons acting in concert, can have more than a 15% voting interest in the Company, the requirement that the majority of the directors are British, the requirement that decisions of the directors at their meetings, in their committees or via resolution must be approved by a majority of British directors and the requirement that the Chief Executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the Company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the Company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

Placing of shares

On 11 May 2007, 174,418,605 new ordinary shares of 2.5p each were placed at a price of 430p, raising £750m before expenses.

Conversion of preference shares

As at 1 January 2007, the Company also had in issue 259,962,909 7.75p (net) cumulative redeemable preference shares of 25p each. During the year, the shares were converted into ordinary shares of 2.5p each on the basis of 0.47904 ordinary shares for each preference share, as a result of which 124,532,630 ordinary shares of 2.5p were issued. There were, therefore, no preference shares in issue as at 31 December 2007.

In accordance with IAS 32 the convertible preference shares were considered to be a compound financial instrument consisting of both a debt element and an equity component which required separate accounting treatment. Following conversion to ordinary shares the amounts previously recognised within equity (note 27) and within loans and overdrafts (note 20) have been extinguished.

Treasury shares

In connection with the disposal of its interest in Airbus, the Company stated its intention to return up to £500m to ordinary shareholders by way of on-market purchases of ordinary shares using authorities granted at the 2006 AGM and to hold the repurchased shares initially in treasury. The Company commenced this buyback programme on 26 October 2006 and, as at 31 December 2007, 61,945,000 (2006 28,675,000) 2.5p ordinary shares with an aggregate nominal value of £2m (2006 £1m) were held in treasury.

26. Share-based payments

Details of the terms and conditions of each share option scheme are given in the Remuneration report on pages 64 to 83.

Executive Share Option Scheme (ExSOS)
Equity-settled options

	2007		2006	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**56,202**	**2.80**	71,399	2.78
Granted during the year	**6,161**	**4.59**	6,082	4.28
Converted during the year	**–**	**–**	8,641	2.15
Exercised during the year	**(19,294)**	**2.34**	(13,353)	2.40
Expired during the year	**(11,341)**	**3.07**	(16,567)	3.23
Outstanding at the end of the year	**31,728**	**3.33**	56,202	2.80
Exercisable at the end of the year	**9,922**	**2.68**	16,269	2.86

Cash-settled share appreciation rights

	2007		2006	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**35,805**	**2.82**	69,129	2.88
Converted during the year	**–**	**–**	(8,641)	2.15
Exercised during the year	**(8,512)**	**2.48**	(4,843)	2.29
Expired during the year	**(10,300)**	**3.32**	(19,840)	3.45
Outstanding at the end of the year	**16,993**	**2.67**	35,805	2.82
Exercisable at the end of the year	**11,452**	**2.67**	11,736	3.01

	2007		2006	
	Equity-settled	**Cash-settled**	Equity-settled	Cash-settled
Range of exercise price of outstanding options (£)	**1.72 - 4.87**	**1.72 - 4.21**	1.72 – 4.87	1.72 – 4.21
Weighted average remaining contracted life (years)	**7**	**6**	7	6
Weighted average fair value of options granted (£)	**1.46**	**–**	1.30	–
Expense recognised for the year (£m)	**8**	**15**	9	18

Performance Share Plan (PSP)
Equity-settled options

	2007 Number of shares '000	2006 Number of shares '000
Outstanding at the beginning of the year	**25,608**	18,917
Granted during the year	**4,107**	4,055
Converted during the year	**–**	5,669
Exercised during the year	**(7,240)**	(2,495)
Expired during the year	**(1,523)**	(538)
Outstanding at the end of the year	**20,952**	25,608
Exercisable at the end of the year	**963**	–

26. Share-based payments (continued)

Cash-settled options

	2007 Number of shares '000	2006 Number of shares '000
Outstanding at the beginning of the year	12,701	21,389
Converted during the year	-	(5,669)
Exercised during the year	(4,053)	(2,188)
Expired during the year	(699)	(831)
Outstanding at the end of the year	7,949	12,701

No options were exercisable at the end of the year.

	2007		2006	
	Equity-settled	Cash-settled	Equity-settled	Cash-settled
Weighted average remaining contracted life (years)	4	4	5	4
Weighted average fair value of options granted (£)	2.29	-	1.88	-
Expense recognised for the year (£m)	7	18	8	22

The exercise price for the PSP is £nil (2006 £nil).

Restricted Share Plan (RSP)
All awards are equity-settled.

	2007 Number of shares '000	2006 Number of shares '000
Outstanding at the beginning of the year	1,338	1,047
Granted during the year	-	303
Exercised during the year	(619)	(9)
Expired during the year	(116)	(3)
Outstanding at the end of the year	603	1,338
Exercisable at the end of the year	-	–

	2007	2006
Weighted average remaining contracted life (years)	1	1
Weighted average fair value of options granted (£)	-	3.89
Expense recognised for the year (£m)	1	1

The exercise price for the RSP is £nil (2006 £nil).

Share Matching Plan (SMP)
All awards are equity-settled.

	2007 Number of shares '000	2006 Number of shares '000
Granted during the year	464	–
Expired during the year	(1)	–
Outstanding at the end of the year	463	–
Exercisable at the end of the year	-	-

	2007	2006
Weighted average remaining contracted life (years)	2	–
Weighted average fair value of options granted (£)	4.59	–
Expense recognised for the year (£m)	-	–

The exercise price for the SMP is £nil.

26. Share-based payments (continued)

Save-As-You-Earn (SAYE)
Equity-settled options

	2007		2006	
	Number of shares '000	Weighted average exercise price £	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**21,174**	**1.71**	33,651	1.80
Exercised during the year	**(10,873)**	**2.10**	(11,215)	1.96
Expired during the year	**(824)**	**1.64**	(1,262)	1.74
Outstanding at the end of the year	**9,477**	**1.25**	21,174	1.71
Exercisable at the end of the year	**157**	**1.62**	128	1.74

Cash-settled share appreciation rights

	2007		2006	
	Number of shares '000	Weighted average exercise price £	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**8,923**	**2.76**	14,388	2.70
Exercised during the year	**(3,214)**	**2.08**	(4,361)	2.48
Expired during the year	**(555)**	**3.18**	(1,104)	2.91
Outstanding at the end of the year	**5,154**	**3.14**	8,923	2.76
Exercisable at the end of the year	**1,865**	**2.40**	1,592	1.74

	2007		2006	
	Equity-settled	Cash-settled	Equity-settled	Cash-settled
Range of exercise price of outstanding options (£)	**0.93 - 2.56**	**1.72 - 3.56**	0.93 – 3.21	1.72 – 3.56
Weighted average remaining contracted life (years)	**1**	**1**	2	2
Expense recognised for the year (£m)	**2**	**7**	3	7

Details of options granted in the year
The fair value of equity-settled awards granted in the year has been measured using the weighted average inputs below and the following valuation models:

PSP – Monte Carlo

RSP – Dividend valuation model

ExSOS & SAYE – Binomial model

	2007	2006
Range of share price at date of grant (£)	**4.32 - 4.86**	4.18
Exercise price (£)	**0 - 4.79**	0 – 4.28
Expected option life (years)	**4 - 5**	3 – 5
Volatility	**25 - 36%**	27 – 38%
Spot dividend yield	**2.5 - 2.8%**	2.5%
Risk free interest rate	**5.0 - 5.3%**	4.4%

Volatility was calculated with reference to the Group's weekly share price volatility, after allowing for dividends and stock splits, for the greater of 30 weeks or for the period until vest date.

The average share price in the year was £4.52 (2006 £3.96).

The liability in respect of the cash-settled elements of the schemes shown above and reported within provisions at 31 December 2007 is £75m (2006 £82m).

The intrinsic value of cash-settled options that have vested at 31 December 2007 is £26m (2006 £14m).

Share Incentive Plan
The Group also incurred a charge of £16m in respect of the all-employee free shares element of the Share Incentive Plan.

27. Reconciliation of movement in capital and reserves

	Attributable to equity holders of the parent							
	Issued share capital £m	Share premium £m	Equity option of preference shares £m	Other reserves £m	Retained earnings £m	Total £m	Minority interests £m	Total equity £m
Balance at 1 January 2006	80	782	78	4,720	(2,872)	2,788	16	2,804
Total recognised income and expense	–	–	–	(476)	2,177	1,701	3	1,704
Share-based payments[1]	–	–	–	–	46	46	–	46
Share options:								
Proceeds from shares issued	1	52	–	–	–	53	–	53
Purchase of own shares by ESOP	–	–	–	–	(12)	(12)	–	(12)
Conversion of preference shares	–	7	(2)	6	(6)	5	–	5
Purchase of treasury shares	–	–	–	–	(112)	(112)	–	(112)
Release of unrealised gain on the sale of Atlas Elektronik	–	–	–	(11)	–	(11)	–	(11)
Revaluation of net assets acquired by equity accounted investments (note 14)	–	–	–	–	5	5	–	5
Reclassification	–	–	–	91	(91)	–	–	–
Other	–	–	–	–	–	–	(2)	(2)
Ordinary share dividends	–	–	–	–	(346)	(346)	–	(346)
At 31 December 2006	81	841	76	4,330	(1,211)	4,117	17	4,134
Total recognised income and expense	–	–	–	72	1,291	1,363	21	1,384
Placing of shares (net of costs)	5	–	–	–	736	741	–	741
Share-based payments	–	–	–	–	34	34	–	34
Share options:								
Proceeds from shares issued	1	63	–	–	–	64	–	64
Purchase of own shares	–	–	–	–	(50)	(50)	–	(50)
Conversion of preference shares	3	318	(76)	229	(229)	245	–	245
Purchase of treasury shares	–	–	–	–	(152)	(152)	–	(152)
Other	–	–	–	–	–	–	(1)	(1)
Ordinary share dividends	–	–	–	–	(396)	(396)	(1)	(397)
At 31 December 2007	**90**	**1,222**	**–**	**4,631**	**23**	**5,966**	**36**	**6,002**

Other reserves include a merger reserve of £4,589m (2006 £4,589m), a statutory reserve of £202m (2006 £202m), a translation reserve of £217m debit (2006 £259m debit) and a hedging reserve of £57m (2006 £27m). Under Section 4 of the British Aerospace Act 1980 the statutory reserve may only be applied in paying up unissued shares of the Group to be allotted to members of the Group as fully paid bonus shares.

1 The credit in respect of share-based payments for the year ended 31 December 2006 comprises £21m in respect of equity-settled share-based payment schemes, £21m relating to a change in the terms of certain share-based payment schemes from cash-settled to equity-settled and £4m relating to discontinued operations.

Placing of shares
On 11 May 2007, 174,418,605 new ordinary shares of 2.5p each were issued by a placing of shares (note 25). The placing structure utilised attracted merger relief under Section 131 of the Companies Act 1985, resulting in a credit to the merger reserve of £736m. Subsequent internal transactions required to complete the placing structure have resulted in this part of the merger reserve being transferred to the retained earnings reserve.

Own shares held
Own shares held, including treasury shares and shares held by BAE Systems ESOP Trust, are recognised as a deduction from retained earnings.

Conversion of preference shares
During the year, 259,962,909 (2006 6,116,123) preference shares were converted into ordinary shares of 2.5p each on the basis of 0.47904 ordinary shares for each preference share (note 25).

Treasury shares
During the year, 33,270,000 ordinary shares of 2.5p each were repurchased under the buyback programme announced in October 2006. As at 31 December 2007, 61,945,000 (2006 28,675,000) 2.5p ordinary shares with an aggregate nominal value of £2m (2006 £1m) were held in treasury.

BAE Systems ESOP Trust
The Group has an ESOP discretionary trust to administer the share plans and to acquire Company shares, using funds loaned by the Group, to meet commitments to Group employees. A dividend waiver was in operation for shares within the ESOP Trust, other than those owned beneficially by the participants, for the dividend paid in November 2007.

At 31 December 2007, the ESOP held 1,552,015 (2006 2,382,835) 2.5p ordinary shares with a market value of £8m (2006 £10m). The shares held by the ESOP are recorded at cost and deducted from retained earnings until such time as the shares vest unconditionally to employees.

A dividend waiver is also in operation over shares within the Company's Share Incentive Plan Trust other than those shares owned beneficially by the participants.

28. Reconciliation of operating business cash flow

	2007 £m	Restated[1] 2006 £m
Cash inflow from operating activities	**2,162**	778
Purchases of property, plant and equipment	**(307)**	(419)
Additions to intangible assets	**(31)**	(27)
Equity accounted investment funding	**(4)**	–
Proceeds from the sale of property, plant and equipment	**13**	135
Proceeds from the sale of investment property	**53**	174
Proceeds from the sale of non-current other investments	**15**	1
Purchase of non-current other investments	**(1)**	(5)
Dividends received from equity accounted investments	**78**	145
Operating business cash flow	**1,978**	782
Electronics, Intelligence & Support	**302**	273
Land & Armaments	**10**	137
Programmes & Support	**807**	449
International Businesses	**678**	171
HQ & Other Businesses	**181**	(225)
Discontinued operations	**–**	(23)
Operating business cash flow	**1,978**	782

1 business group analysis restated following changes to the Group's organisational structure

29. Net cash/(debt) as defined by the Group

	2007 £m	2006 £m
Term deposits – non-current	**–**	4
Term deposits – current	**164**	503
Cash and cash equivalents	**3,062**	3,100
	3,226	3,607
Loans – non-current	**(2,197)**	(2,776)
Loans – current	**(283)**	(308)
Overdrafts – current	**(16)**	(26)
Loans and overdrafts – current	**(299)**	(334)
Cash received on customers' account[1] (included within payables)	**(30)**	(62)
	(2,526)	(3,172)
Closing net cash as defined by the Group	**700**	435

Movement in net cash/(debt) as defined by the Group

	2007 £m	2006 £m
Operating business cash flow	**1,978**	782
Interest and preference dividends	**(65)**	(207)
Taxation	**(112)**	(85)
Free cash inflow	**1,801**	490
Acquisitions and disposals	**(1,574)**	1,330
Debt acquired on acquisition of subsidiary undertaking	**(538)**	–
Proceeds from issue of share capital	**805**	53
Equity dividends paid	**(396)**	(346)
Dividends paid to minority interests	**(1)**	–
Preference share conversion	**245**	6
Other non-cash movements	**57**	(11)
Purchase of treasury shares	**(152)**	(112)
Purchase of own shares	**(50)**	(12)
Foreign exchange	**36**	323
Movement in cash received on customers' account[1]	**32**	(9)
Movement in net cash as defined by the Group	**265**	1,712
Opening net cash/(debt) as defined by the Group	**435**	(1,277)
Closing net cash as defined by the Group	**700**	435

1 cash received on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payments guarantees unrelated to company performance

29. Net cash/(debt) as defined by the Group (continued)

Cash flows in relation to acquisitions and disposals

	Subsidiaries							Equity accounted investments		
	Armor Holdings £m	Other acquisitions[2] £m	**Total acquisitions £m**	Inertial Products £m	SELEX £m	Other disposals[2] £m	**Total disposals £m**	XPS/ XHRS £m	Other £m	**Total £m**
Cash (consideration)/proceeds	(1,696)	(9)	**(1,705)**	65	24	7	**96**	57	(1)	**(1,553)**
Transaction costs incurred by acquiree	(26)	–	**(26)**	–	–	–	**–**	–	–	**(26)**
	(1,722)	(9)	**(1,731)**	65	24	7	**96**	57	(1)	**(1,579)**
Cash and cash equivalents net of overdrafts acquired/(disposed)	6	–	**6**	(1)	–	–	**(1)**	–	–	**5**
Acquisitions and disposals	(1,716)	(9)	**(1,725)**	64	24	7	**95**	57	(1)	**(1,574)**
Debt acquired on acquisition of subsidiary	(538)	–	**(538)**	–	–	–	**–**	–	–	**(538)**
	(2,254)	(9)	**(2,263)**	64	24	7	**95**	57	(1)	**(2,112)**

2 other acquisitions and disposals are described in notes 31 and 9, respectively

30. Dividends

	2007 £m	2006 £m
Equity dividends		
Prior year final 6.9p dividend per ordinary share paid in the year (2006 6.3p)	**221**	203
Interim 5.0p dividend per ordinary share paid in the year (2006 4.4p)	**175**	143
	396	346

After the balance sheet date, the directors proposed a final dividend of 7.8p (2006 6.9p). The dividend, which is subject to shareholder approval, will be paid on 2 June 2008 to shareholders registered on 18 April 2008. The ex-dividend date is 16 April 2008.

Shareholders who do not at present participate in the Company's Dividend Reinvestment Plan and wish to receive the final dividend in shares rather than cash should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 9 May 2008.

31. Acquisition of subsidiaries

The Group made a number of acquisitions during the year, the most significant of which was of Armor Holdings, Inc. in the US. The acquisitions took place throughout the year, but if they had occurred on 1 January 2007, combined sales of Group and equity accounted investments would have been £17.4bn, revenue £16.0bn and profit for the year from continuing operations £946m.

Armor Holdings, Inc.
On 31 July 2007, the Group acquired 100% of the issued share capital of Armor Holdings, Inc. (Armor), in the US, for a consideration of £1,696m, excluding transaction costs incurred by the acquiree (£26m). Goodwill arising on consolidation amounted to £1,554m. Armor is a major manufacturer of tactical wheeled vehicles and a leading provider of vehicle and individual armour systems and survivability technologies for the military and for the law enforcement and commercial security markets.

In the period from acquisition to 31 December 2007, Armor contributed EBITA[1] of £77m and profit after tax of £18m to the Group's consolidated results.

Mobile International, a subsidiary of Armor, was acquired with a view to immediate resale. Accordingly, it has been classified as held for sale in the acquisition balance sheet and as at 31 December 2007 (note 19).

The acquisition of Armor complements the existing US business in the Land & Armaments business group creating synergy potential. It allows for continued development of the Mine Resistant Ambush Protected (MRAP) vehicles and Family of Medium Tactical Vehicles (FMTV) programmes, as well as advanced ceramics for body armour. The opportunities presented by these circumstances do not translate to separately identifiable intangible assets, but represent much of the assessed value within the Land & Armaments business group supporting the recognised goodwill.

Certain of the fair values assigned to the net assets acquired are provisional. These will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

31. Acquisition of subsidiaries (continued)

The acquisition had the following effect on the Group's assets and liabilities:

	Book value £m	Accounting policy alignments £m	Fair value adjustments £m	Fair value £m
Intangible assets	172	–	581	753
Property, plant and equipment	85	(1)	8	92
Inventories	163	(5)	(4)	154
Receivables	158	(1)	(1)	156
Current tax receivable	33	–	2	35
Deferred tax assets	23	3	–	26
Payables	(204)	(1)	(20)	(225)
Deferred tax liabilities	(87)	–	(145)	(232)
Retirement benefit obligations	(24)	4	(2)	(22)
Provisions	(13)	–	(57)	(70)
Cash and cash equivalents	6	–	–	6
Loans	(386)	(5)	(147)	(538)
Held for sale	14	–	(7)	7
Net (liabilities)/assets acquired	**(60)**	**(6)**	**208**	**142**
Goodwill				**1,554**
Consideration				**1,696**

Consideration satisfied by:	
Cash	1,682
Directly attributable costs:	
Paid	14
Accrued	–
	1,696

The intangible assets acquired as part of the acquisition of Armor can be analysed as follows:

	£m
Programmes	551
Customer relationships	129
Trademarks	69
Patents	4
	753

Other acquisitions

Other acquisitions include the acquisition of Pitch Technologies AB and iSC for a consideration of £5m and £4m, respectively. In each case, 100% of the shares were acquired. As a result of these acquisitions, an additional £9m of goodwill was generated in the year.

During 2006, the Group acquired 100% of the shares of National Sensor Systems, LLC. for £5m in cash and paid deferred consideration of £7m in respect of its acquisition, in May 2005, of OMC Group.

32. Financial risk management

A discussion of the Group's treasury objectives and policies and the use of financial instruments can be found in the Directors' report. Financial instruments comprise net debt (note 29) together with other financial assets and other financial liabilities (note 17) and other instruments deemed to be financial instruments under IAS 32 including non-current receivables, non-current payables and non-current provisions.

Hedging instruments

The notional, or contracted, amounts of derivative financial instruments are shown below, analysed between foreign exchange contracts and interest rate contracts, classified by year of maturity.

	31 December 2007				31 December 2006			
Foreign exchange contracts	**Not exceeding one year £m**	**Between one year and five years £m**	**More than five years £m**	**Total £m**	Not exceeding one year £m	Between one year and five years £m	More than five years £m	Total £m
Net forward (sales)/purchase contracts								
US dollar	**(2,366)**	**141**	**(12)**	**(2,237)**	(1,498)	25	(38)	(1,511)
Euro	**1,277**	**425**	**(1)**	**1,701**	643	10	3	656
Other	**131**	**3**	**–**	**134**	36	2	–	38
	(958)	**569**	**(13)**	**(402)**	(819)	37	(35)	(817)

	31 December 2007				31 December 2006			
Interest rate contracts	**Not exceeding one year £m**	**Between one year and five years £m**	**More than five years £m**	**Total £m**	Not exceeding one year £m	Between one year and five years £m	More than five years £m	Total £m
Interest rate swap contracts								
US dollar	**–**	**654**	**–**	**654**	128	664	–	792
Sterling	**30**	**120**	**31**	**181**	26	99	53	178
	30	**774**	**31**	**835**	154	763	53	970

	31 December 2007				31 December 2006			
Cross-currency swap contracts	**Not exceeding one year £m**	**Between one year and five years £m**	**More than five years £m**	**Total £m**	Not exceeding one year £m	Between one year and five years £m	More than five years £m	Total £m
Net forward (sales)/purchase contracts								
US dollar	**38**	**176**	**339**	**553**	143	252	301	696
Swedish krona	**(143)**	**–**	**–**	**(143)**	–	(137)	–	(137)
	(105)	**176**	**339**	**410**	143	115	301	559

Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

The fair values of financial instruments have been determined based on available market information at the balance sheet date, and the valuation methodologies listed below:

- the fair value of forward foreign exchange contracts are calculated by discounting the contracted forward values and translating at the appropriate balance sheet rates;
- the fair value of both interest rate and cross-currency swaps are calculated by discounting expected future principal and interest cash flows and translating at the appropriate balance sheet rates;
- the fair value of loans and overdrafts has been estimated by discounting the future cash flows to net present values using appropriate market-based interest rates prevailing at 31 December.

Due to the variability of the valuation factors, the fair values presented at the balance sheet date may not be indicative of the amounts the Group would expect to realise in a current market environment.

32. Financial risk management (continued)

The following table compares the estimated fair values of certain financial assets and liabilities to their carrying values at the balance sheet date[1].

	Net carrying amount 2007 £m	Estimated fair value 2007 £m	Net carrying amount 2006 £m	Estimated fair value 2006 £m
Assets				
Non-current				
Other investments	-	-	4	4
Other receivables[2]	265	265	569	569
Other financial assets	48	48	51	51
Current				
Other investments	164	164	503	503
Other financial assets	101	101	50	50
Cash and cash equivalents	3,062	3,062	3,100	3,100
Liabilities				
Non-current				
Loans	(2,197)	(2,399)	(2,776)	(2,964)
Other financial liabilities	(26)	(26)	(45)	(45)
Current				
Loans and overdrafts	(299)	(308)	(334)	(339)
Other financial liabilities	(71)	(71)	(50)	(50)

1 the estimated fair values of the remaining financial assets and liabilities are consistent with their carrying values at the balance sheet date
2 net carrying amount approximates to estimated fair value as there is no active market

Interest rate risk
Based on contracted maturities and/or repricing dates, the following amounts are exposed to interest rate risk over the future as shown below:

	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Beyond 2012 £m
Assets						
Non-current						
Other receivables	109	–	–	–	–	–
Current						
Other investments	164	–	–	–	–	–
Cash and cash equivalents	3,062	–	–	–	–	–
Liabilities						
Non-current						
Loans	(577)	(577)	(545)	(263)	(127)	(94)
Current						
Loans and overdrafts	(41)	–	–	–	–	–

Collateral
As shown above, the Group has entered into a number of financial derivative contracts to hedge certain long-term foreign currency and interest rate exposures. Cash collateral payments can be required to be made periodically to the counterparty dependent on the market value of these financial derivatives. Cash deposited in this way is treated as a non-current receivable and at 31 December 2007 totalled £109m (2006 £115m).

Committed undrawn borrowing facilities
At 31 December 2007 the Group had a committed Revolving Credit Facility (RCF) of £1.5bn, which expires in more than two years but less than five years (2006 £1.5bn which expires in more than two years but less than five years). The RCF was originally contracted for five years until 2010. However, it has been extended by the agreement of two one-year extensions until 2012, although the available amount for the final year has been reduced from £1.5bn to £1.3bn. The RCF remained undrawn throughout the year.

32. Financial risk management (continued)

Interest rate fluctuations

The objective of interest rate risk management is to reduce the exposure to interest rate fluctuations on borrowings and deposits. This is achieved through varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon by utilising derivative instruments, mainly interest rate swaps. The Group's current interest rate management policy is that a minimum of 25% (2006 25%) and a maximum of 75% (2006 75%) of debt is maintained at fixed interest rates. At 31 December 2007, the Group had 75% (2006 72%) of fixed rate debt and 25% (2006 28%) of floating rate debt based on a gross debt of £2.5bn (2006 £3.1bn).

The floating rate debt has been predominantly achieved by entering into interest rate swaps which swap the fixed rate US dollar interest payable on debt into either floating rate sterling or US dollars. At the end of 2007, the Group had a total of $1.3bn (2006 $1.6bn) of this type of swap outstanding with a weighted average duration of 3.2 years (2006 3.6 years). In respect of the fixed rate debt the weighted average period in respect of which interest is fixed was seven years (2006 six years).

Given the level of short-term interest rates during the year, the average cost of the floating rate debt was 6.7%, with 6.3% on US dollars and 7.3% on sterling (2006 both 5.8%). The cost of the fixed rate debt was 7.1% (2006 7.0%). A change of 100 basis points in short-term rates applied to the average fixed/floating mix and level of borrowings would vary the interest cost to the Group by £7m (2006 £11m).

In respect of cash deposits, given the fluctuation in the Group's working capital requirements, cash is generally invested for short-term periods based at floating interest rates. A change of 100 basis points in the average interest rates during the year applied to the average cash deposits would vary the interest receivable by £23m (2006 £15m).

Credit risk on cash and cash equivalents

The Group is exposed to credit risk on its cash and cash equivalents to the extent of non-performance by its counterparties in respect of financial instruments. However, the Group has policies in place to ensure credit risk is limited by placing concentration limits. BAE Systems has a credit limit system to manage actively its exposure to treasury counterparties. The cash and cash equivalents balance at 31 December 2007 of £3,062m (2006 £3,100m) was invested with 26 (2006 45) financial institutions. The system assigns a maximum exposure based on the counterparty's size, FT composite rating and Credit Default Swap price. These limits are regularly monitored and updated. The Group has material receivables due from the UK, US and Saudi Arabian governments where credit risk is not considered to be an issue. For the remaining trade receivables no one counterparty constitutes more than 3% of the balance (2006 4%).

The cash and cash equivalents of the Group are invested in non-speculative financial instruments which are usually highly liquid such as short-term deposits. The Group, therefore, believes it has negligible exposure to price risk.

Currency risk

In order to protect itself against currency fluctuations, the Group's policy is to hedge all material firm transactional exposures. Further explanation is set out in the Risk management and principal risks section of the Directors' report on page 50.

33. Related party transactions

The Group has a related party relationship with its directors and key management (as disclosed in the Remuneration report on pages 64 to 83 and in note 7), its equity accounted investments (note 14) and the pension plans (note 22).

Transactions occur with the equity accounted investments in the normal course of business and are priced on an arm's-length basis and settled on normal trade terms. The more significant transactions are disclosed below:

For the year ended 31 December 2007

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m	Lease income/ (expense) with related party £m	Other £m
Eurofighter Jagdflugzeug GmbH	1,063	-	107	-	-	-
Flagship Training Limited	-	1	-	7	-	-
Fleet Support Limited	1	2	1	-	-	-
Gripen International KB	-	-	109	136	-	-
MBDA SAS	143	11	20	709	2	-
Panavia Aircraft GmbH	71	132	1	-	-	-
Saab AB	3	-	-	-	-	1
CTA International SAS	-	2	-	-	-	-
Flight Control System Management GmbH	-	-	1	1	-	-

33. Related party transactions (continued)

For the year ended 31 December 2006

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m	Lease income/ (expense) with related party £m	Other £m
Airbus SAS[1]	50	–	–	–	15	–
Eurofighter Jagdflugzeug GmbH	1,212	–	97	66	–	–
Flagship Training Limited	–	2	–	16	–	–
Fleet Support Limited	1	8	–	2	–	–
Gripen International KB	–	–	103	115	–	–
MBDA SAS	124	12	14	482	2	–
Panavia Aircraft GmbH	75	53	2	–	–	–
Saab AB	4	2	–	–	–	1
CTA International SAS	1	–	–	–	–	–
Silicon Sensing Systems	–	–	–	7	–	–
Xchanging Procurement Services[2]	16	101	2	2	–	–
Xchanging HR Services[2]	–	26	–	2	–	–

1 transactions up to the date of disposal
2 no transactions with Xchanging Procurement Services and Xchanging HR Services are reported during 2007 as the effective date of the disposal of the Group's interest in these entities was 1 January 2007

34. Group entities

Principal subsidiary entities	Principal activities	Principally operates in	Country of incorporation
BAE Systems (Operations) Limited *(Held via BAE Systems Enterprises Limited and BAE Systems (Overseas Holdings) Limited)*	Defence and commercial aerospace activities	UK	England and Wales
BAE Systems Australia Limited *(Held via BAE Systems Australia Holdings Limited)*	Defence support and avionics	Australia	Australia
BAE Systems Electronics Limited *(Held via Meslink Limited)*	Naval prime contracting	UK	England and Wales
BAE Systems Marine Limited *(Held via BAE Systems Marine (Holdings) Limited)*	Shipbuilding	UK	England and Wales
BAE Systems Integrated System Technologies Limited *(Held via BAE Systems Electronics Limited)*	Defence systems	UK	England and Wales
BAE Systems Inc. *(Held via BAE Systems Holdings Inc.)*	Defence systems	US	US
BAE Systems AH Inc. (formerly Armor Holdings, Inc.) *(Held via BAE Systems Inc.)*	Manufacture of military vehicles and supply of vehicle and armour systems	US	US
BAE Systems Land & Armaments Inc. *(Held via BAE Systems Inc.)*	Manufacture and support of military vehicles and ship repair	US & Sweden	US
BAE Systems Land Systems (Munitions & Ordnance) Limited *(Held via BAE Systems (Holdings) Limited)*	Manufacture of ammunition and weapon systems	UK	England and Wales
BAE Systems Land Systems (Weapons & Vehicles) Limited *(Held via BAE Systems Land Systems (Finance) Limited and Alvis Limited)*	Design, manufacture, supply and support of armoured vehicles	UK	England and Wales
BAE Systems Surface Fleet Solutions Limited *(Held via BAE Systems Surface Fleet Solutions (Holdings) Limited)*	Shipbuilding	UK	England and Wales
Alvis Limited *(Held via BAE Systems (Holdings) Limited)*	Manufacture and support of military vehicles	UK	England and Wales

The above list sets out the principal subsidiaries within the Group accounts. It does not represent a full list of subsidiaries. All holdings represent 100% of ordinary share capital.

35. Events after the balance sheet date

In January 2008, BAE Systems entered into an agreement to acquire Tenix Defence, a leading Australian defence contractor, for up to A$775m (£342m) in cash. The acquisition of Tenix Defence will more than double BAE Systems' presence in Australia making it the largest in-country defence supplier to the Australian Defence Force.

Company balance sheet
as at 31 December

	Notes	2007 £m	2006 £m
Fixed assets			
Tangible assets	2	**6**	9
Investments			
Investments in subsidiary undertakings	3	**5,596**	4,979
		5,602	4,988
Current assets			
Stocks	4	**-**	2
Debtors due within one year	5	**7,670**	4,599
Debtors due after one year	5	**116**	144
Investments	6	**130**	491
Other financial assets due within one year	7	**139**	82
Other financial assets due after one year	7	**63**	85
Cash at bank and in hand		**2,360**	2,714
		10,478	8,117
Liabilities falling due within one year			
Loans and overdrafts	8	**(188)**	(123)
Creditors	9	**(11,607)**	(8,903)
Other financial liabilities	7	**(129)**	(87)
		(11,924)	(9,113)
Net current liabilities		**(1,446)**	(996)
Total assets less current liabilities		**4,156**	3,992
Liabilities falling due after one year			
Loans	8	**(448)**	(913)
Creditors	9	**(9)**	(1)
Other financial liabilities	7	**(57)**	(76)
		(514)	(990)
Provisions for liabilities and charges	10	**(70)**	(12)
		3,572	2,990
Capital and reserves			
Issued share capital	12	**90**	81
Equity option of convertible preference shares	12	**-**	76
Share premium account	14	**1,222**	841
Statutory reserve	15	**202**	202
Other reserves	14	**118**	101
Profit and loss account	14	**1,940**	1,689
Equity shareholders' funds		**3,572**	2,990

Approved by the Board on 20 February 2008 and signed on its behalf by:

M J Turner — Chief Executive

G W Rose — Group Finance Director

Notes to the Company accounts

1. Accounting policies

Basis of preparation
The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, and in accordance with applicable accounting standards in the United Kingdom (UK GAAP). The going concern basis has been applied in these accounts.

In the Company's accounts, all fixed asset investments (including subsidiary undertakings and joint ventures) are stated at cost (or valuation in respect of certain listed investments) less provisions for impairments. Dividends received and receivable are credited to the Company's profit and loss account. In accordance with Section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account. The amount of profit for the financial year of the Company is disclosed in note 14 to these accounts.

Relief under Sections 131 and 133 of the Companies Act 1985 is taken wherever possible. Accordingly, where such relief is available, the difference between the fair value and aggregate nominal value of shares is not recognised in either shareholders' funds or cost of investment.

Changes in accounting policies
Financial Reporting Standard 29 Financial Instruments: Disclosures (FRS 29) is applicable to the Company for the year ended 31 December 2007. The Company is exempt from presenting FRS 29 disclosures as full equivalent disclosures are presented on a Group basis within the consolidated financial statements.

Urgent Issues Task Force (UITF) Abstract 41 Scope of FRS 20 is applicable to the Company for the year ended 31 December 2007. This does not have any significant impact on the Company's accounts.

UITF Abstract 44 FRS 20, Group and treasury share transactions will be applicable for the year ending 31 December 2008. It is not expected to have any significant impact on the Company's accounts.

Cash flow statement
The Company is exempt under the terms of Financial Reporting Standard 1 from the requirement to publish its own cash flow statement, as its cash flows are included within the consolidated cash flow statement of the Group.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. These exchange differences are recognised in the profit and loss account unless they qualify for hedge accounting treatment, in which case the effective portion is recognised directly in a separate component of equity.

Tangible fixed assets
Depreciation is provided, normally on a straight-line basis, to write off the cost or valuation of tangible fixed assets over their estimated useful economic lives to any estimated residual value using the following rates:

Buildings	up to 50 years, or the lease term if shorter
Computing equipment, motor vehicles and short life works equipment	3 to 5 years

No depreciation is provided on freehold land and assets in the course of construction.

Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Leases
Assets obtained under finance leases are included in tangible fixed assets at cost and are depreciated over their useful economic lives, or the term of their lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within loans. Rental payments are apportioned between the finance element, which is charged as interest to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant rate of charge on the outstanding obligation.

Rental payments under operating leases are charged to the profit and loss account on a straight-line basis in arriving at operating profit.

Investments
The Company's investment in shares in group companies are stated at cost less provision for impairment.

Stocks
Stocks are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Tax
The charge for taxation is based on the profit for the year and takes account of taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised on an undiscounted basis in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date where there is an obligation to pay more tax, or a right to pay less tax, in the future.

Pensions and other post-retirement benefits
The Company contributes to Group pension plans operated in the UK. Details of the principal plans and the financial assumptions used are contained in the consolidated accounts of BAE Systems plc. As permitted by Financial Reporting Standard 17 Retirement Benefits, the plans are accounted for as defined contribution plans, as the employer cannot identify its share of the underlying assets and liabilities of the plans. The employer's contributions are set in relation to the current service period and also to fund a series of agreed measures to address the pension scheme deficits.

1. Accounting policies (continued)

Share options and own shares held
The Company issues equity-settled share options to Group employees. In accordance with the requirements of FRS 20 Share-based payment (FRS 20), the Company has applied FRS 20 to all equity-share options granted after 7 November 2002 that were unvested as of 1 January 2005. Equity-settled share options are measured at fair value at the date of grant using an option pricing model. The fair value is expensed on a straight-line basis over the vesting period, based on the Company's estimate of the number of shares that will actually vest.

In accordance with UITF Abstract 25 National insurance contributions on share option gains the Company provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted, except where the employee has agreed to settle the employer's national insurance liability as a condition of the grant of the options.

As required under UITF Abstract 38 Accounting for ESOP trusts the cost to the Company of own shares held is shown as a deduction from shareholders' funds within the profit and loss account. Consideration paid or received for the purchase or sale of the Company's own shares in the ESOP trust is shown separately in the reconciliation of movements in shareholders' funds.

Preference share capital
During the year, the Company's 7.75p (net) cumulative preference shares of 25p each were converted into the Company's ordinary shares of 2.5p each on the basis of 0.47904 ordinary shares for every preference share.

In accordance with FRS 25 Financial Instruments: Disclosure and Presentation the preference shares were considered a compound financial instrument and, accordingly, split into an underlying debt instrument, classified within loans and overdrafts, and an equity conversion option, classified within equity.

The underlying debt instrument was presented on an amortised cost basis until extinguished on conversion.

The equity conversion option was presented at its historic fair value, based on the date of original issue of the preference shares. On conversion of the preference shares into ordinary shares, the equity component was reclassified to share capital and share premium.

Dividends thereon are recognised in the profit and loss account as finance costs.

Dividends
Equity dividends on ordinary share capital are recognised as a liability in the period in which they are declared.

2. Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 January 2007	14	40	54
Disposals	(5)	(13)	(18)
At 31 December 2007	9	27	36
Depreciation and impairment			
At 1 January 2007	10	35	45
Depreciation	–	2	2
Disposals	(4)	(13)	(17)
At 31 December 2007	6	24	30
Net book value			
At 31 December 2007	**3**	**3**	**6**
At 31 December 2006	4	5	9

The amounts above at 31 December 2007 include:

	Land and buildings £m	Plant and equipment £m	Total £m
Capitalised finance leases			
Cost	–	24	24
Accumulated depreciation	–	24	24
Assets let under operating leases			
Cost	–	–	–
Accumulated depreciation	–	–	–
Net book value of:			
Long leasehold property	3	–	3
Fixtures, fittings and equipment	–	3	3
	3	**3**	**6**

Land and buildings comprise:

- freehold and long leasehold land and buildings owned by the Company as at 30 June 1996, excluding certain overseas properties, revalued at that date. The majority of the Group's operational properties at that time were valued on a depreciated replacement basis, owing to their specialisation, with the remainder on an existing use value basis. Other non-operational properties were valued on the basis of open market value;
- short leaseholds at cost;
- additions subsequent to 30 June 1996 at cost; and
- land and buildings owned by subsidiary undertakings acquired since 30 June 1996 at fair value at the date of acquisition.

3. Fixed asset investments

	Subsidiary undertakings £m	Other £m	Total £m
Cost			
At 1 January 2007	5,042	–	5,042
Additions	617	1	618
Disposals	–	(7)	(7)
Fair value movements	–	6	6
At 31 December 2007	5,659	–	5,659
Impairment provisions			
At 1 January 2007 and 31 December 2007	64	(1)	63
Net carrying value			
At 31 December 2007	**5,595**	**1**	**5,596**
At 31 December 2006	4,978	1	4,979

4. Stocks

	2007 £m	2006 £m
Development properties	-	2

5. Debtors

	2007 £m	2006 £m
Due within one year		
Corporation tax recoverable	34	32
Amounts owed by subsidiary undertakings	7,580	4,500
Amounts owed by Group joint ventures	3	1
Other debtors	23	33
Prepayments and accrued income	30	33
	7,670	4,599
Due after one year		
Other debtors	116	143
Prepayments and accrued income	-	1
	116	144

Other debtors includes cash collateral of £109m (2006 £115m).

6. Current asset investments

	2007 £m	2006 £m
Other securities	130	491

7. Other financial assets and liabilities

	2007 Assets £m	2007 Liabilities £m	2006 Assets £m	2006 Liabilities £m
Due within one year				
Cash flow hedges – foreign exchange contracts	62	(41)	31	(36)
Other foreign exchange/interest rate contracts	77	(88)	51	(51)
	139	(129)	82	(87)
Due after one year				
Cash flow hedges – foreign exchange contracts	34	(20)	30	(42)
Other foreign exchange/interest rate contracts	29	(37)	55	(34)
	63	(57)	85	(76)

Full disclosures relating to the Group's other financial assets and liabilities and financial risk management strategies are given in the Financial review section of the Directors' report and note 32 to the Group accounts.

8. Loans and overdrafts

	2007 £m	2006 £m
Due within one year		
Bank loans and overdrafts	**15**	85
Euro-Sterling £150m 11⅞% bond, repayable 2008	**150**	–
European Investment Bank loans, final instalment 2009	**7**	7
Debt-related financial instruments	**–**	19
SYSTEMS 2001 Asset Trust:		
Option Aircraft bond	**16**	12
	188	123
Due after one year		
Euro-Sterling £150m 11⅞% bond, repayable 2008	**–**	150
European Investment Bank loan, final instalment 2009	**4**	11
Euro-Sterling £100m 10¾% bond, repayable 2014	**99**	99
SYSTEMS 2001 Asset Trust:		
Option Aircraft bond, final instalment 2013	**153**	192
Debt instrument of the convertible preference shares, redeemable 2010	**–**	242
Debt-related financial instruments	**191**	217
Alvis loan notes, redeemable 2009	**1**	2
	448	913

Bank loans and overdrafts are at a floating rate of interest.

The European Investment Bank borrowing is fixed with an interest rate of 6.86%.

The SYSTEMS 2001 Asset Trust bonds are at a floating rate of interest, having been converted to a sterling floating rate bond by utilising a cross-currency swap which resulted in an effective interest rate during 2007 of 6.75% (2006 5.59%).

Loans and overdrafts are repayable as follows:

	2007 £m	2006 £m
In one year or less	**188**	123
Between one and two years	**26**	180
Between two and five years	**87**	317
In later years	**335**	416
	636	1,036

The total amount of loans repayable by instalments, where any instalment is due after five years, is £169m (2006 £203m).

9. Creditors

	2007 £m	2006 £m
Due within one year		
Amounts owed to subsidiary undertakings	**10,584**	8,125
Amounts owed to Group joint ventures	**844**	605
Other creditors	**141**	134
Accruals and deferred income	**38**	39
	11,607	8,903
Due after one year		
Other creditors	**9**	1
	9	1

10. Provisions for liabilities and charges

	Contracts and other £m
At 1 January 2007	12
Created	63
Utilised	(5)
At 31 December 2007	**70**

Provisions created mainly relate to onerous property leases.

11. Contingent liabilities and commitments

Company guaranteed borrowings

Borrowings by subsidiary undertakings totalling £1,981m (2006 £2,182m) which are included in the Group's borrowings have been guaranteed by the Company.

12. Share capital

	Equity		Non-equity		Total
	Ordinary shares of 2.5p each		Special Share of £1		
	Number of shares m	Nominal value £m	Number of shares	Nominal value £	Nominal value £m
Authorised					
At 1 January 2007 and 31 December 2007	**4,450**	**111**	**1**	**1**	**111**
Issued and fully paid					
At 1 January 2006	3,219	80	1	1	80
Exercise of options	24	1	–	–	1
Conversion of preference shares	3	–	–	–	–
At 1 January 2007	3,246	81	1	1	81
Exercise of options	29	1	–	–	1
Placing of shares	174	5	–	–	5
Conversion of preference shares	125	3	–	–	3
At 31 December 2007	**3,574**	**90**	**1**	**1**	**90**

Special Share

One Special Share of £1 in the Company is held on behalf of the Secretary of State for Business, Enterprise and Regulatory Reform (formerly the Secretary of State for Trade and Industry) (the Special Shareholder). Certain parts of the Company's Articles of Association cannot be amended without the consent of the Special Shareholder. These articles include the requirement that no foreign person, or foreign persons acting in concert, can have more than a 15% voting interest in the Company, the requirement that the majority of the directors are British, the requirement that decisions of the directors at their meetings, in their committees or via resolution must be approved by a majority of British directors and the requirement that the Chief Executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the Company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the Company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

Placing of shares

On 11 May 2007, 174,418,605 new ordinary shares of 2.5p each were placed at a price of 430p, raising £750m before expenses.

Conversion of preference shares

As at 1 January 2007, the Company also had in issue 259,962,909 7.75p (net) cumulative redeemable preference shares of 25p each. During the year, the shares were converted into ordinary shares of 2.5p each on the basis of 0.47904 ordinary shares for each preference share, as a result of which 124,532,630 ordinary shares of 2.5p were issued. There were, therefore, no preference shares in issue as at 31 December 2007.

In accordance with FRS 25 the convertible preference shares were considered to be a compound financial instrument consisting of both a debt element and an equity component which required separate accounting treatment. Following conversion to ordinary shares the amounts previously recognised within equity and within loans and overdrafts have been extinguished.

Treasury shares

In connection with the disposal of its interest in Airbus, the Company stated its intention to return up to £500m to ordinary shareholders by way of on-market purchases of ordinary shares using authorities granted at the 2006 AGM and to hold the repurchased shares initially in treasury. The Company commenced this buyback programme on 26 October 2006 and, as at 31 December 2007, 61,945,000 (2006 28,675,000) 2.5p ordinary shares with an aggregate nominal value of £2m (2006 £1m) were held in treasury.

13. Employee share schemes

Options over shares of the ultimate parent undertaking, BAE Systems plc, have been granted to employees of the Company under various schemes. Details of the terms and conditions of each share option scheme are given in the Remuneration report on pages 64 to 83 of this report.

	Executive Share Option Scheme				Save-As-You-Earn			
	2007		2006		**2007**		2006	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £	**Number of shares '000**	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**27,513**	**2.84**	36,141	2.77	**654**	**1.78**	1,027	1.88
Granted during the year	**2,994**	**4.59**	2,886	4.28	**-**	**-**	–	–
Exercised during the year	**(9,840)**	**2.31**	(3,864)	2.30	**(351)**	**2.23**	(248)	2.58
Expired during the year	**(5,621)**	**3.34**	(7,650)	3.32	**(7)**	**1.44**	(125)	1.09
Outstanding at the end of the year	**15,046**	**3.35**	27,513	2.84	**296**	**1.25**	654	1.78
Weighted average remaining life (years)		**7**		6		**1**		2
Weighted average fair value of options granted (£)		**1.47**		1.30		**-**		–
Range of exercise price of outstanding options (£)		**1.72 - 4.87**		1.72 – 4.87		**0.93 - 2.57**		0.93 – 2.57
Expense recognised for the year (£m)		**4**		4		**-**		–

	Share Matching Plan	Performance Share Plan		Restricted Share Plan	
	2007 Number of shares '000	**2007 Number of shares '000**	2006 Number of shares '000	**2007 Number of shares '000**	2006 Number of shares '000
Outstanding at the beginning of the year	**-**	**12,197**	11,471	**882**	826
Granted during the year	**281**	**1,996**	1,924	**-**	119
Exercised during the year	**-**	**(3,742)**	(944)	**(508)**	(9)
Expired during the year	**(1)**	**(577)**	(254)	**(23)**	(54)
Outstanding at the end of the year	**280**	**9,874**	12,197	**351**	882
Weighted average remaining life (years)	**2**	**4**	5	**-**	1
Weighted average fair value of options granted (£)	**4.59**	**2.31**	1.88	**-**	3.89
Expense recognised for the year (£m)	**-**	**3**	4	**-**	1

The exercise price for the Share Matching Plan, Performance Share Plan and Restricted Share Plan is £nil (2006 £nil).

Information on options granted in the year can be found on page 126 (note 26 to the Group accounts).

14. Reserves

	Share premium account £m	Other reserves £m	Profit and loss account £m
At 31 December 2006	841	101	1,689
Profit for the year	–	–	92
Dividends paid	–	–	(396)
Share placing (net of costs)	–	–	736
Share-based payments	–	–	34
Exercise of options	63	–	–
Purchase of own shares	–	–	(50)
Conversion of preference shares	318	–	–
Purchase of treasury shares	–	–	(152)
Other movements	–	–	(13)
Fair value movements on available-for-sale investments	–	–	6
Recycling of fair value movements on disposal of available-for-sale investments	–	–	(6)
Movements in hedging reserve	–	17	–
At 31 December 2007	**1,222**	**118**	**1,940**

14. Reserves (continued)

Other reserves
Other reserves for the Company comprise: capital reserve £24m (2006 £24m); hedging reserve £8m credit (2006 £9m debit); and non-distributable reserve arising from property disposals to other Group undertakings £86m (2006 £86m). The non-distributable reserve arising from property disposals to other Group undertakings relates to the revaluation surplus realised by the Company on properties which were sold to other Group companies as part of operational reorganisations in prior years. Amounts within this reserve will be transferred to the profit and loss account as distributable when the related properties are disposed of outside the Group, or written down following impairment.

Placing of shares
On 11 May 2007, 174,418,605 new ordinary shares of 2.5p each were issued by a placing of shares. The placing structure utilised attracted merger relief under Section 131 of the Companies Act 1985, resulting in a credit to the merger reserve of £736m. Subsequent internal transactions required to complete the placing structure have resulted in this part of the merger reserve being transferred to the retained earnings reserve.

Own shares held
Own shares held, including treasury shares and shares held by BAE Systems ESOP Trust, are recognised as a deduction from retained earnings.

Conversion of preference shares
During the year, 259,962,909 (2006 6,116,123) preference shares were converted into ordinary shares of 2.5p each on the basis of 0.47904 ordinary shares for each preference share.

Treasury shares
During the year, 33,270,000 ordinary shares of 2.5p each were repurchased under the buyback programme announced in October 2006. As at 31 December 2007, 61,945,000 (2006 28,675,000) 2.5p ordinary shares with an aggregate nominal value of £2m (2006 £1m) were held in treasury.

BAE Systems ESOP Trust
The Company has an ESOP discretionary trust to administer the share plans and to acquire Company shares, using funds loaned by the Group, to meet commitments to Group employees. A dividend waiver was in operation for shares within the ESOP Trust, other than those owned beneficially by the participants, for the dividend paid in November 2007.

At 31 December 2007, the ESOP held 1,552,015 (2006 2,382,835) 2.5p ordinary shares with a market value of £8m (2006 £10m). The shares held by the ESOP are recorded at cost and deducted from retained earnings until such time as the shares vest unconditionally to employees.

A dividend waiver is also in operation over shares within the Company's Share Incentive Plan Trust other than those shares owned beneficially by the participants.

Company profit
The Company's profit for the financial year was £92m (2006 £1,617m).

15. Statutory reserve

Under Section 4 of the British Aerospace Act 1980 this reserve may only be applied in paying up unissued shares of the Company to be allotted to members of the Company as fully paid bonus shares.

16. Other information

Employees
The total number of employees of the Company at 31 December 2007 was 520 (2006 596). Total staff costs, excluding charges for share options, were £68m (2006 £67m).

Total directors' emoluments, excluding company pension contributions, were £8,580,000 (2006 £9,647,000). These emoluments were paid for their services on behalf of the BAE Systems Group. No emoluments related specifically to their work for the Company.

Company audit fee
Fees payable to the Company's auditor for the audit of the Company's annual accounts totalled £1,111,000 (2006 £1,023,000).

Five year summary

	2007 IFRS £m	2006 IFRS £m	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP[1] £m
Income statement[2,3,4,5,6]					
Sales including Group's share of equity accounted investments					
Electronics, Intelligence & Support	**3,916**	4,007	3,697	3,063	–
Land & Armaments	**3,538**	2,115	1,270	482	–
Programmes & Support	**5,327**	4,615	4,660	–	–
International Businesses	**3,359**	3,428	3,138	–	–
Programmes	–	–	–	2,219	2,374
Customer Solutions & Support	–	–	–	2,856	2,042
Integrated Systems & Partnerships	–	–	–	2,022	–
Commercial Aerospace[4]	–	–	–	–	2,904
HQ & Other Businesses	**243**	295	471	464	281
Avionics[5]	–	–	–	–	650
North America	–	–	–	–	2,636
International Partnerships	–	–	–	–	1,685
Intra-business group sales	**(673)**	(695)	(655)	(417)	–
	15,710	13,765	12,581	10,689	12,572
EBITA[7]					
Electronics, Intelligence & Support	**429**	429	324	256	–
Land & Armaments	**312**	168	42	(8)	–
Programmes & Support	**456**	342	261	–	–
International Businesses	**435**	415	400	–	–
Programmes	–	–	–	10	56
Customer Solutions & Support	–	–	–	497	411
Integrated Systems & Partnerships	–	–	–	95	–
Commercial Aerospace[4]	–	–	–	–	204
HQ & Other Businesses	**(155)**	(147)	(118)	(50)	–
Avionics[5]	–	–	–	–	12
North America	–	–	–	–	232
International Partnerships	–	–	–	–	65
	1,477	1,207	909	800	980
Amortisation and impairment of intangible assets	**(297)**	(139)	(122)	(110)	(518)
Exceptional items (UK GAAP only)					(9)
Finance costs including share of equity accounted investments	**93**	(174)	(196)	(132)	(220)
Profit before taxation	**1,273**	894	591	558	233
Taxation expense including share of equity accounted investments	**(373)**	(248)	(147)	(219)	(225)
Profit for the year from continuing operations	**900**	646	444	339	8
Profit/(loss) for the year from discontinued operations	**22**	993	111	(336)	–
Profit for the year	**922**	1,639	555	3	8
Balance sheet					
Intangible assets	**9,559**	7,595	8,217	6,115	6,000
Property, plant and equipment, and investment property	**1,887**	1,869	1,922	1,901	1,699
Non-current investments	**787**	678	1,730	1,535	1,710
Inventories	**701**	395	485	498	775
Payables (excluding cash on customers' account) less receivables	**(5,373)**	(4,298)	(4,596)	(3,891)	(3,126)
Other financial assets and liabilities	**52**	6	(7)	–	–
Retirement benefit obligations	**(1,629)**	(2,499)	(4,101)	(3,210)	362
Provisions	**(809)**	(695)	(718)	(491)	(749)
Net tax	**63**	648	1,012	876	(195)
Net cash/(debt)	**700**	435	(1,277)	(668)	(870)
Disposal groups held for sale	**64**	–	137	–	–
Minority interests	**(36)**	(17)	(16)	(10)	(15)
Total equity attributable to equity holders of the parent	**5,966**	4,117	2,788	2,655	5,591

Movement in net cash/(debt) as defined by the Group	2007 IFRS £m	2006 IFRS £m	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP[1] £m
Cash flow from operating activities	**2,162**	778	2,099	2,350	836
Net capital expenditure[8]	**(262)**	(141)	(250)	(285)	(248)
Dividends from equity accounted investments	**78**	145	88	69	37
Operating business cash flow	**1,978**	782	1,937	2,134	625
Acquisitions and disposals	**(2,112)**	1,330	(1,836)	(630)	(62)
Finance costs	**(65)**	(207)	(152)	(179)	(117)
Tax and dividends	**(509)**	(431)	(342)	(312)	(227)
Other non-cash movements	**57**	(11)	(52)	9	121
Issue/(purchase) of equity shares	**603**	(71)	373	–	–
Preference share conversion	**245**	6	–	–	–
Exchange movements	**36**	323	(219)	129	72
Net increase/(decrease) in net funds	**233**	1,721	(291)	1,151	412
Movement in cash on customers' account	**32**	(9)	(35)	(13)	16
Movement in net cash/(debt)	**265**	1,712	(326)	1,138	428
Opening net cash/(debt)	**435**	(1,277)	(668)	(870)	(1,298)
Impact of IFRS adoption	**-**	–	(283)	(936)	–
Closing net cash/(debt)	**700**	435	(1,277)	(668)	(870)

Other information	2007	2006	2005	2004	2003
Basic earnings/(loss) per share – total	**26.6p**	50.7p	17.4p	(0.6)p	(0.5)p
Basic earnings per share – underlying[9]	**31.0p**	23.8p	18.4p	13.6p	16.6p
Dividend per ordinary share	**12.8p**	11.3p	10.3p	9.5p	9.2p
Number of employees, excluding share of employees of equity accounted investments, at year end	**88,000**	79,000	80,000	73,300	68,400
Capital expenditure including leased assets	**£341m**	£538m	£347m	£359m	£243m
Order book including the Group's share of equity accounted investments	**£38.6bn**	£31.7bn	£30.8bn	£29.5bn	£46.0bn

1 for the year ended 31 December 2003, the information is presented on a UK GAAP basis
2 for the year ended 31 December 2003, the business group information presented under UK GAAP has not been restated to reflect the changes made to the business groups in 2005, 2006 and 2007
3 for the year ended 31 December 2004, the business group information presented under IFRS has not been restated to reflect the changes made to the business groups in 2005, 2006 and 2007
4 for the years ended 31 December 2004 to 2006, Airbus SAS is presented as a discontinued operation under IFRS and the remaining Commercial Aerospace business group is reported within HQ & Other Businesses
5 for the years ended 31 December 2004 and 2005, the Avionics business group is presented as a discontinued operation under IFRS
6 for the years ended 31 December 2005 and 2006, the business group information presented under IFRS has been restated to reflect changes made to the Group's organisational structure
7 for the years ended 31 December 2004 to 2007, this is defined as earnings before amortisation and impairment of intangible assets, finance costs and taxation expense. For the year ended 31 December 2003, this is defined as profit before interest and tax, excluding goodwill amortisation and impairment, and exceptional items.
8 includes expenditure on property, plant and equipment, investment property, intangible assets and other investments
9 for IFRS, underlying earnings is presented for continuing operations after adjusting for amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories. For UK GAAP, underlying earnings is presented after adjusting for goodwill amortisation and impairment, and exceptional items.

Registered office
6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com

Registered in England and Wales, No. 1470151

Registrars
Equiniti Limited (0140)
Aspect House, Spencer Road, Lancing
West Sussex BN99 6DA
United Kingdom

Telephone: 0871 384 2044
Calls to the above number are charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.

Telephone number from outside the UK: +44 121 415 7058

If you have any queries regarding your shareholding, please contact the registrars.

Shareview service
The Shareview service from our registrar, Equiniti, gives shareholders:
- direct access to data held on their behalf on the share register including recent share movements and dividend details; and
- the ability to change their address or dividend payment instructions online.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual results, by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the website for more details: www.shareview.co.uk

Details of software and equipment requirements are given on the website.

Shareholder dealing service
A low cost, execution-only, postal share-dealing service for the purchase and sale of BAE Systems plc shares is available from Pershing Securities Ltd. Commission is 1% with a minimum charge of £15. The service is restricted to UK residents and transactions are limited to €15,000 (approximately £10,000). Pershing Securities Ltd is authorised and regulated by the Financial Services Authority and is a member of LIFFE and the London Stock Exchange. For details, please contact:

Pershing Securities Ltd
Broker Services Team
The Royal Liver Building
Pier Head
Liverpool L3 1LL
Telephone number for purchases: 020 7661 6616
Telephone number for sales: 020 7661 6617

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7930 3737.

Share price information
The middle market price of the Company's ordinary shares on 31 December 2007 was 498p and the range during the year was 401.5p to 515p.

Daily share prices are available in the UK on the FT Cityline service on 0906 843 0000. At the menu following the FTSE 100 index, select option 2 for share prices and for BAE Systems plc ordinary shares enter the four-digit code 1890.

Calls are charged at 60p per minute at all times.

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan
The Company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Equiniti Financial Services Limited
Aspect House, Spencer Road, Lancing
West Sussex BN99 6DA

Telephone: 0871 384 2268
Calls to the above number are charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.

Telephone number from outside the UK: +44 121 415 7058

American Depositary Receipts
The BAE Systems plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE Systems plc ordinary shares.

JPMorgan Chase Bank, N.A. is the depositary.

If you should have any queries, please contact:

JPMorgan Service Center
PO Box 3408
South Hackensack
NJ 07606-3408
USA
Toll free telephone number: 800 990 1135
Telephone number from outside the US: +1 201 680 6630

Website: www.adr.com
Email: jpmorganadr@mellon.com

Financial calendar

Financial year end	31 December
Annual General Meeting	7 May 2008
2007 final ordinary dividend payable	2 June 2008
2008 interim results announcement	31 July 2008
2008 interim ordinary dividend payable	1 December 2008
2008 full year results – preliminary announcement	February 2009
– report and accounts	April 2009
2008 final ordinary dividend payable	June 2009

Analysis of share register at 31 December 2007

	Ordinary shares of 2.5p			
	Accounts		Shares	
	Number '000	%	Number million	%
By category of shareholder				
Individuals	108.2	92.5	108.4	3.0
Nominee companies	7.8	6.6	3,327.6	93.1
Banks	–	–	22.6	0.7
Insurance and pension funds	–	–	0.1	–
Other	1.0	0.9	115.8	3.2
	117.0	100.0	3,574.5	100.0
By size of holding				
1 – 99	23.5	20.1	1.2	–
100 – 499	32.9	28.1	8.8	0.3
500 – 999	24.4	20.9	17.4	0.5
1,000 – 9,999	33.6	28.7	79.8	2.2
10,000 – 99,999	1.5	1.3	39.5	1.1
100,000 – 999,999	0.7	0.6	266.3	7.5
1,000,000 and over	0.4	0.3	3,161.5	88.4
	117.0	100.0	3,574.5	100.0

Glossary

ADF
Australian Defence Force.

AGM
Annual General Meeting.

AGS
Advanced Gun System: a 155mm gun system.

ATTAC
Availability Transformation: Tornado Aircraft Contract.

Bradley
Tracked armoured fighting vehicles which fulfil critical infantry, cavalry, fire support, battle command and engineer roles for the US Army.

C4ISR
Command, Control, Communications and Computing (C4), Intelligence, Surveillance and Reconnaissance (ISR): systems that provide a precise picture of the battlefield in 'real-time', optimising the information available for decision making.

CTOL
Conventional Take-off and Landing.

CV9035
An armoured infantry fighting vehicle developed by BAE Systems Land Systems Hagglunds to meet international demand.

CVF
The UK's future aircraft carrier.

DDG-1000
A next-generation destroyer for the US Navy.

Defence Industrial Strategy
Published by the UK government in December 2005 following consultation with industry, recognises the skills and capabilities that will be needed to equip and support the UK armed forces and ensure the UK defence industry remains world-leading.

DIRCM
Directed Infrared Countermeasures.

EW
Electronic Warfare.

FCS
Future Combat System.

FMTV
Family of Medium Tactical Vehicles.

FRES
Future Rapid Effect System: the UK Ministry of Defence (MoD) programme to provide the British Army with a family of medium-weight, network-enabled, air-deployable armoured vehicles.

FRS
Financial Reporting Standards.

FV430 Bulldog
An armoured personnel carrier.

GAAP
Generally Accepted Accounting Principles.

GDP
Gross Domestic Product.

HERTI
Highly autonomous medium-altitude long-endurance unmanned air system.

HMMWV
High Mobility Multipurpose Wheeled Vehicle.

Home market
A home market is one in which the Group has a strong domestic presence and is a key part of the defence industry capability in that country. BAE Systems has six home markets: Australia; Saudi Arabia; South Africa; Sweden; the UK and the US.

IBP
Integrated Business Plan.

IDIQ
Indefinite-Delivery/Indefinite-Quantity: a US government contract allowing flexibility for orders.

IFRS
International Financial Reporting Standards.

JLTV
Joint Light Tactical Vehicle.

KPI
Key Performance Indicator.

LCM
Lifecycle Management: a process and control environment within which the Group's projects are executed.

Line leader
An individual with specific profit and loss accountability for a business.

LTPA
Long-Term Partnering Agreement.

M88 Hercules
A fully-tracked, armoured recovery vehicle.

M113
Armoured personnel carriers, medical, command and control, and engineering mortar launching vehicles.

M777
A lightweight 155mm field howitzer.

MMPV
Medium Mine Protected Vehicle.

MoD
UK's Ministry of Defence.

MRAP
Mine Resistant Ambush Protected wheeled vehicle.

Nimrod MRA4
The replacement Maritime and Patrol Attack aircraft for the UK's Royal Air Force.

NLOS-C
Non-Line-of-Sight Cannon.

NLOS-M
Non-Line-of-Sight Mortar.

OAS
Operational Assurance Statement: a six-monthly review of internal controls and risk management processes.

OF
Operational Framework: the Group's common framework for operational and financial controls.

PAAMS
Principal Anti-Air Missile System. Aster PAAMS: a medium-range anti-aircraft vertical launching missile system based on the Aster 15 and Aster 30 anti-missile missiles.

PCL
Performance Centred Leadership: a leadership and performance management system used throughout the Group.

QBR
Quarterly Business Review.

RAF
The UK's Royal Air Force.

RSAF
The Royal Saudi Air Force.

RSNF
The Royal Saudi Naval Forces.

RG31, RG32 and RG33
Mine protected armoured personnel carriers.

Sting Ray
A lightweight torpedo.

STOVL
Short Take-Off and Vertical Landing.

THAAD
Thermal High Altitude Area Defense.

TRMC
Treasury Review Management Committee.

TWS
Thermal Weapon Sight.

Annual Report online

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ANNUAL REPORT 2007
Delivering global growth
BAE Systems' Group strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'. BAE Systems delivers a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services.
Electronics, Intelligence & Support
Land & Armaments
Programmes & Support
International Businesses
HQ & Other Businesses
Group
Key points
– Good financial performance
– Continued growth from US businesses
– Leadership position established in global land systems sector
Sales[1] by business group[3] (%)
EBITA[2] by business group[3] (%)

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BAE SYSTEMS
2007 SHAREHOLDER REPORTING

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Download the latest presentations

Keep up to date with our presentations on performance from our Results Centre.

Access the Notice of Meeting and vote online

You will find the Notice of Meeting for our 2008 Annual General Meeting available here. You can also vote electronically on the resolutions proposed at the meeting.

Visit the 2007 Shareholder Reporting Centre at:
www.baesystems.com/reporting/

Shareholder feedback

If you would like to give us any feedback on this year's Annual Report, please send your written comments to our investor relations team at:
BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
or by e-mail to andrew.wrathall@baesystems.com

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BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

Website details
www.baesystems.com



Notice of Annual General Meeting



AGM 2008

RECEIVED
2008 APR 16 P 1:-3
FFICE OF INTERNA...
CORPORATE F...

This year's Annual General Meeting will be held at 11:00am on 7 May 2008 at The Queen Elizabeth II Conference Centre, London.

)ear Shareholder

This document includes the Notice of Meeting in which we have set out he resolutions that shareholders are being asked to consider and vote on. These resolutions are a very important part of the governance of he Company and I urge all shareholders to vote, whether they are able o attend the meeting or not.

The Board supports all of the resolutions to be put to the AGM.

You can vote on the resolutions put to shareholders either online or by post as follows:

- Online – if you have accessed this notice electronically, you simply need to click on the electronic voting icon on the Shareholder Reporting website at www.baesystems.com/reporting/. Instructions on how to vote electronically can be found on page 3 of this document.
- By post – if you received the 2007 Report and Accounts, or a notification that this is available to be viewed on our website, you will also have received a proxy card. Instructions on voting can be found on the proxy card.

t is good practice for companies to take a poll on all resolutions put o shareholders and we have used such polls for a number of years. This allows all shareholders to have their votes recognised whether or not they are able to attend the meeting.

The results of the voting on the resolutions will be posted on the Company's website after the meeting.

If you are unable to attend the meeting, but have any questions on the business to be discussed at the AGM, we would like to hear from you ahead of the meeting. Whilst we cannot answer questions individually, we will provide responses to the topics most frequently raised and post these on our website as well as making them available at the AGM. If you have received a paper copy of this notice, you will have received a card you can use to ask such a question. Shareholders reading this online will be able to submit a question via the Shareholder Reporting website.

I look forward to seeing many of you at the meeting in May.

Yours sincerely

Dick Olver Chairman
28 March 2008

Important

This document is important and requires your immediate attention

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your shares, please send this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

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BROADWAY
VICTORIA STREET
WESTMINSTER ABBEY
ST. MARGARET ST.
ALBERT EMBANKMENT
LAMBETH PALACE RD.

BAE SYSTEMS

REAL PERFORMANCE. REAL ADVANTAGE.

Notice of Annual General Meeting
To BAE Systems plc Ordinary Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BAE Systems plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 7 May 2008 at 11.00am for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions 1-15, which will be proposed as ORDINARY RESOLUTIONS:

RESOLUTION 1 – Receipt of the Report and Accounts
THAT the audited accounts of the Company for the year ended 31 December 2007 and the Directors' Report and Auditors' Report thereon now laid before this meeting be and they are hereby received.

RESOLUTION 2 - Approval of the Directors' Remuneration Report
THAT the Directors' Remuneration Report for the year ended 31 December 2007 be and is hereby approved.

RESOLUTION 3 – Authorisation of the payment of the final dividend
THAT the final dividend for the year ended 31 December 2007 of 7.8 pence per ordinary share be and it is hereby declared payable on 2 June 2008 to Ordinary Shareholders whose names appeared on the Register of Members at the close of business on 18 April 2008.

RESOLUTION 4 – Re-election of Director
THAT Sir Peter Mason retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 5 – Re-election of Director
THAT Richard Olver retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 6 – Re-election of Director
THAT Michael Turner retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 7 – Election of Director
THAT Andrew Inglis retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 8 – Election of Director
THAT Ravi Uppal retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 9 – Reappointment of the Auditors
THAT KPMG Audit Plc be and are hereby reappointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

RESOLUTION 10 – Authority to agree Auditors' remuneration
THAT the Audit Committee of the Board of Directors be and is hereby authorised to agree the remuneration of the Auditors.

RESOLUTION 11 – Political donations and expenditure
THAT:

(a) the Company and those companies which are subsidiaries of the Company at any time during the period for which this resolution has effect be authorised for the purposes of Part 14 of the Companies Act 2006 during the period from the date of the passing of this resolution to the earlier of the conclusion of the Company's Annual General Meeting in 2009 or 30 June 2009:

   (i) to make political donations to political parties, and/or independent election candidates;

   (ii) to make political donations to political organisations other than political parties; and

   (iii) to incur political expenditure,

   up to an aggregate amount of £100,000, and the amount authorised under each of paragraphs (i) to (iii) shall also be limited to such amount;

(b) all existing authorisations and approvals relating to political donations or expenditure under Part 10A of the Companies Act 1985 are hereby revoked without prejudice to any donation made or expenditure incurred prior to the date hereof pursuant to such authorisation or approval; and

(c) words and expressions defined for the purpose of the Companies Act 2006 shall have the same meaning in this resolution.

RESOLUTION 12 – Amendment to the BAE Systems Share Matching Plan 2006
THAT the rules of the BAE Systems Share Matching Plan be amended to increase individual limits as set out in the copy of the Plan rules produced to this meeting and, for the purposes of identification, initialled by the Chairman.

RESOLUTION 13 – Amendment to the BAE Systems Performance Share Plan 2006
THAT:

(a) the rules of the BAE Systems Performance Share Plan be amended to increase individual limits and make amendments to the vesting provisions as explained in the note to this resolution and as set out in the copy of the Plan rules produced to this meeting and, for the purposes of identification, initialled by the Chairman; and

(b) the Directors be authorised to make one half of an award subject to a performance condition based on appropriately stretching internal measures as determined by the Board's Remuneration Committee (in accordance with the policy summarised in the note to this resolution).

RESOLUTION 14 – Increase authorised share capital
THAT the share capital of the Company be increased from £180,000,001 to £188,750,001 by the creation of 350,000,000 ordinary shares of 2.5p each.

RESOLUTION 15 – Authority to allot new shares
THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 30 June 2009 or, if earlier, on the day before the Company's Annual General Meeting in 2009 and that for such period the Section 80 Amount will be £29,275,236.

To consider, and if thought fit, to pass the following Resolutions 16-18, which will be proposed as SPECIAL RESOLUTIONS:

RESOLUTION 16 – Disapplication of pre-emption rights
THAT the power conferred on the Directors by Article 12 (B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 30 June 2009 or, if earlier, on the day before the Company's Annual General Meeting in 2009 and that for such period the Section 89 Amount will be £4,391,724.

RESOLUTION 17 – Authority to purchase own shares
THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

(a) the maximum number of shares that may be purchased is 351,337,974;

(b) the minimum price which may be paid for each share is 2.5p;

(c) the maximum price that may be paid for each share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2009 or, if earlier, 30 June 2009 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

RESOLUTION 18 – Amendments to the Articles of Association

THAT:

(a) with effect from the end of this Annual General Meeting or any adjournment thereof, the Articles of Association of the Company be and are hereby amended so that they shall be in the form of the amended articles of association produced to the meeting, marked 'A' and initialled by the Chairman of the meeting for the purposes of identification; and

(b) with effect from 00:01 on 1 October 2008 or any later date on which Section 175 of the Companies Act 2006 comes into effect:

(i) for the purposes of Section 175 of the Companies Act 2006, the Directors be given power in the Articles of Association of the Company to authorise certain conflicts of interest as described in that section; and

(ii) the Articles of Association of the Company then in force be and are hereby amended by the deletion of Articles 96 and 97 in their entirety, by the insertion in their place of new Articles 96, 97, 98, 99 and 100 and by the making of all consequential numbering amendments therefor required, as detailed in the amended articles of association produced to the meeting, marked 'B' and initialled by the Chairman for the purposes of identification.

By Order of the Board

David Parkes
Company Secretary

28 March 2008

6 Carlton Gardens
London SW1Y 5AD

Notes

1. Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A proxy need not be a member of the Company.

2. A proxy form which may be used to make such appointment and give proxy instructions has been sent to all shareholders (except those who have elected to receive notice via email who should refer to paragraph 7 below). If a shareholder wishes to appoint someone other than the Chairman of the meeting to act as the shareholder's proxy, the shareholder should delete the reference to the Chairman in the proxy form, and insert in block letters the name of the person that the shareholder wishes to appoint in the space provided, and initial the alteration.

   Shareholders who have received a proxy card may appoint a proxy or proxies electronically via the Company's website at www.baesystems.com/reporting/ using the Voting ID, Task ID and Shareholder Reference Number on the proxy card. Electronic proxy appointments must be received not later than 11.00am UK time on 5 May 2008.

3. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. If in such case a shareholder wishes to appoint more than one proxy, the shareholder should photocopy the proxy form and indicate in the box, next to the proxy holder's name, the number of shares in relation to which the shareholder authorises them to act as the shareholder's proxy. The shareholder should indicate by marking the relevant box on the proxy card if more than one proxy is being appointed.

4. In the case of joint holders the signature of any one of them will suffice. The vote of the senior party tendering a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

5. To be valid any proxy form or other instrument appointing a proxy must be completed, signed and returned so as to be received by post or (during normal business hours only) by hand at the office of the Company's Registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DX not later than 11.00am UK time on 5 May 2008, being not less than 48 hours before the time for which the meeting is convened.

6. The return of a completed proxy form, other such instrument or any CREST Proxy instruction (as described in paragraph 12 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.

7. Shareholders who have elected to receive notice via email, and who have therefore not received a proxy card, may appoint a proxy or proxies electronically via the Company's website at www.baesystems.com/reporting/ using their usual Shareview portfolio identification particulars. Electronic proxy appointments must be received not later than 11.00am UK time on 5 May 2008.

8. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement,

have a right to give instructions to the shareholder as to the exercise of voting rights.

9. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 7 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

10. To be entitled to attend and vote at the Annual General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6pm on 5 May 2008 (or, in the event of any adjournment, 6pm on the date which is two days before the date of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

11. As at 11 March 2008 (being the last practicable business day prior to the publication of this Notice) the Company's issued ordinary share capital consisted of 3,575,324,741 ordinary shares and one special share. Holders of ordinary shares are entitled to attend and vote at general meetings of the Company. The holder of the special share is entitled to attend general meetings of the Company, but is not entitled to vote. The consent of the holder of the special share is required in certain limited circumstances, as set out in the Company's Articles of Association. On a vote by show of hands every ordinary shareholder who is present has one vote and every proxy present who has been duly appointed by a shareholder entitled to vote has one vote. On a vote by poll, every ordinary shareholder who is present in person or by proxy has one vote for every ordinary share of which he is the holder.

12. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

13. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST proxy instruction") must be properly authenticated in accordance with Euroclear's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) no later than 11.00am on 5 May 2008, being not less than 48 hours before the time for which the meeting is convened. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

14. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

15. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

16. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

17. Shareholders should note that on a request made by shareholders of the Company under section 527 of the Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to (i) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) which are to be laid before the Annual General Meeting for the financial year beginning on 1 January 2009; or (ii) any circumstance connected with an auditor of the Company appointed for the financial year beginning on 1 January 2009 ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Notes on the resolutions

1.1 Resolution 2 – Approval of the Directors' Remuneration Report
The Directors' Remuneration Report is required to be laid before the shareholders in general meeting and voted on. The report can be found on pages 64 to 83 of the Company's Annual Report 2007.

1.2 Resolutions 4, 5 and 6 – Directors Standing For Re-election
The Company's Articles of Association require that once every three years Directors seek re-election to the Board at an Annual General Meeting. The Chairman has confirmed that Sir Peter Mason and Mike Turner, who are seeking re-election, continue to be effective members of the Board and demonstrate their commitment to their responsibilities. This is supported by the performance evaluation that the Board undertook recently.

The Chairman himself is also seeking re-election to the Board under the same provisions in the Articles of Association. On the basis of the feedback received through the Board's performance evaluation process, Sir Peter Mason, in his capacity as Senior Independent Director, confirms that Dick Olver continues to be an effective Chairman and demonstrates commitment to his role as Chairman.

The biographies of those Directors retiring at the Annual General Meeting who wish to seek re-election are as follows:

Sir Peter Mason – Non-executive director
Sir Peter Mason, 61, was appointed to the Board in 2003 and is the non-executive Chairman of Thames Water and a non-executive director of Acergy S.A. Sir Peter was previously Chief Executive of AMEC plc. Prior to joining AMEC in 1996, he held a number of appointments in the engineering and construction industry before he joined Norwest Holst in 1980 and was appointed Chief Executive of Norwest Holst PLC in 1985. He was subsequently appointed an executive director of BICC plc in 1992 and then Chairman and Chief Executive of Balfour Beatty Limited.

Sir Peter is the Senior Independent Director on the BAE Systems Board and is a member of the Audit and Nominations committees.

Michael Turner CBE – Chief Executive
Mike Turner, 59, joined the Company in 1966 and has held a number of commercial, marketing and general management positions. In 1992 he became Chairman and Managing Director of the Regional Aircraft business and two years later became responsible for all the Company's commercial aircraft activities. In the same year he joined the Board of British Aerospace plc. On completion of the BAe/MES merger in 1999 he was appointed Chief Operating Officer with responsibility for a number of businesses including the commercial aircraft, marine, joint-ventures and North American businesses. He was appointed Chief Executive in 2002 and will be retiring from the Board at the end of August 2008 after a career in the Company spanning 42 years. He is a member of the Non-Executive Directors' Fees Committee.

Mr Turner is a non-executive director of Lazard Limited and a former non-executive director of Babcock International Group Plc and The Peninsular and Oriental Steam Navigation Company (P&O).

Richard Olver FREng - Chairman
Dick Olver, 61, joined the Board as a non-executive director in 2004 and was appointed as Chairman later that year. A civil engineer, he joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the Board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed Deputy Chief Executive of BP in 2003, stepping down from that position when he became Chairman of BAE Systems. He chairs the Nominations Committee and the Non-Executive Directors' Fees Committee.

Mr Olver is a non-executive director of Reuters Group plc, a Fellow of the Royal Academy of Engineering and a member of the Royal Academy Council and the Trilateral Commission.

Peter Weinberg is retiring, pursuant to Article 85 of the Company's Articles of Association, at the conclusion of the 2008 Annual General Meeting and is not seeking re-election.

1.3 Resolutions 7 and 8 – Election of Directors
Under the Combined Code on Corporate Governance the Board is required to set out the reasons for the election of non-executive directors. Andy Inglis was appointed to the Board in a non-executive capacity in June 2007. The Board believes that, as an engineer with substantial international projects experience, Mr Inglis brings valuable skills and experience to the Board that will be of considerable assistance as the Company continues to develop its business globally. In February 2008 the Company announced that Ravi Uppal would be appointed to the Board in a non-executive capacity with effect from 2 April 2008. The Board believes that Mr Uppal's wide experience of managing engineering and technology businesses in Europe, the Middle East and South Asia will further broaden the Board's range of international business experience and knowledge and be of considerable benefit to the Company.

The Board recommends that shareholders vote in favour of Mr Inglis' and Mr Uppal's election to the Board. Their biographical details are as follows:

Andrew Inglis
Andy Inglis, 48, is a director of BP p.l.c., a member of the BP executive management team, and chief executive of BP's Exploration & Production business. He began his career with BP as a mechanical engineer working on North Sea oil projects, subsequently holding a series of commercial roles in exploration, culminating in his appointment as chief executive of Exploration and Production. As well as being responsible for BP's worldwide exploration and production activities, he holds regional responsibility for Russia, the Caspian, the Middle East, North and West Africa, Canada, the Caribbean and South America, Indonesia and Vietnam.

He is a Chartered Mechanical Engineer, a Fellow of the Royal Academy of Engineering, and a Fellow of the Institute of Mechanical Engineers.

Mr Inglis is a member of the Corporate Responsibility Committee of which he will become Chairman in May 2008.

Ravi Uppal
Ravi Uppal, 55, is President, Global Markets, for the power and automation group ABB Limited, where he is also a member of the Group Executive Committee. Based in Zurich, he is responsible for ABB's marketing and business development on a worldwide basis. During his career with ABB he has also worked in Sweden, Germany and the Middle East, and among various roles has served as Country Manager, India, and Region Manager, South Asia. Between 1996 and 2001 he was Managing Director of Volvo India, establishing that corporation's business in India.

Mr Uppal is a Bachelor of Technology and also holds a management degree from the Indian Institute of Management, Ahmedabad.

1.4 Resolution 11 – Authority to incur political expenditure
The relevant provisions of the Companies Act 1985 relating to political donations have been replaced by similar provisions in Part 14 of the Companies Act 2006 with effect from 1 October 2007.

Notes on the resolutions (continued)

It remains the Company's policy not to make political donations or incur political expenditure as those expressions are normally understood. However, the definition of "political donation" continues to be wide under the new Act and therefore there remains a risk that the Company could inadvertently incur expenditure which falls within the ambit of the new Act.

In order to avoid this risk the Directors are seeking shareholders' authority for the Company and its subsidiaries to make political donations and to incur political expenditure during the period from the date of the Annual General Meeting to the conclusion of next year's Annual General Meeting or 30 June 2009, whichever is earlier, up to a maximum aggregate amount of £100,000.

1.5 Resolutions 12 and 13 – Amendments of Employee Share Plans
In 2007 the Remuneration Committee undertook a review of the remuneration arrangements for Executive Directors (see pages 66 to 69 of the Annual Report 2007). As a consequence, approval is being sought to make amendments to the Company's Share Matching Plan and Performance Share Plan in order to implement certain of the changes to the remuneration policy agreed following the review.

Share Matching Plan
It is proposed to amend the Share Matching Plan rules so that the maximum match is increased from 1:1 to 2:1. In 2009 the increased match will be aligned to a more stretching earnings per share ("EPS") performance condition. This will apply for the first time next year in respect of the 2008 annual bonus invested in the Share Matching Plan in 2009.

Performance Share Plan
It is proposed to amend the Performance Share Plan to increase the maximum award level from two times to four times base salary. It is also proposed to split the award so that half an award will vest by reference to a total shareholder return ("TSR") and associated sustained underlying performance condition and the other half of the award will vest by reference to appropriately stretching internal measures. For 2008 this will be based on the Company's nominal annual EPS growth, such that there will be no vesting at EPS growth of 5% per annum, 100% vesting at 11% EPS growth per annum, with vesting on a straight line basis between these two points.

The Remuneration Committee wishes to adopt the agreed policy regarding long-term incentive plans with effect from this year and in line with its normal practice regarding the timing of such awards. Consequently, awards are being made in line with the Company's normal timetable for such awards in March 2008 to certain Executive Directors under the rules of the Performance Share Plan, but only over half the relevant number of shares and subject to a performance condition based solely on TSR and associated sustained underlying performance. It is proposed that, subject to Resolution 13 being passed at the AGM, an additional award over the remaining half of the shares shall be made to such Executive Directors shortly after the meeting and that such award be subject solely to the EPS performance condition detailed above. It is proposed that the rules of the Performance Share Plan be amended so that both awards have a common vesting date, based on the date of the initial award.

The full text of the rules of Share Matching Plan and the Performance Share Plan as amended will be available for inspection.

1.6 Resolution 14 – Increase of Authorised Share Capital
It is proposed to increase the authorised share capital of the Company by the creation of 350,000,000 ordinary shares of 2.5p each, (representing approximately a 7.9% increase in the authorised ordinary share capital). This will result in the capital of the Company increasing from £180,000,001 divided into 4,450,000,000 ordinary shares of 2.5p each, 275,000,000 7.75p (net) Cumulative Redeemable Preference Shares of 25p each, and one special share of £1 to £188,750,001. This increase is being proposed to provide the Company with sufficient headroom to issue shares up to the full amount allowed by the usual shareholder authorities for the issuing of new shares as set out in paragraph 1.7 below.

1.7 Resolutions 15 and 16 – Authority to issue shares
The Directors wish to renew the Company's authority to allot unissued shares in the share capital of the Company. Although the Directors have no present intention of exercising this authority, it is considered prudent to maintain the flexibility that this authority provides. This resolution authorises Directors to allot relevant securities up to an aggregate nominal value of £29,275,236 (the amount shown as the Section 80 Amount in Resolution 15) for the period ending on 30 June 2009 or, if earlier, on the day before the Annual General Meeting in 2009. This amounts to 33.33% of the issued ordinary share capital of the Company (excluding treasury shares) as at 11 March 2008. As at 11 March 2008 the Company held 61,945,000 ordinary shares in treasury and this amounts to approximately 1.76%. of the total ordinary share capital in issue (excluding treasury shares) as at that date.

It is also proposed to renew, for the period ending on 30 June 2009 or, if earlier, on the day before the Annual General Meeting in 2009, the authority of the directors to allot for cash equity securities without first being required to offer such securities to existing shareholders (other than in connection with a rights issue). The authority relates to up to £4,391,724 of nominal capital (the amount shown as the Section 89 authority in Resolution 16, being approximately 4.91% of the issued ordinary share capital of the Company (including treasury shares) as at 11 March 2008. This authority will also apply to the sale of any shares held in treasury by the Company.

1.8 Resolution 17 – Purchase of shares
The Directors are committed to managing the Company's capital effectively and consider that the purchase by the Company of its ordinary shares may in certain circumstances be advantageous to shareholders. They believe that, in common with many other listed companies, the Company should obtain from shareholders a general authority to make market purchases on the London Stock Exchange. The authority is on the basis that, in accordance with the UK Listing Authority's requirements, the maximum price for ordinary shares purchased in the market shall not exceed an amount equal to 105% of the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the announcement is made. The minimum price per ordinary share shall not be less than 2.5p, being the par value of an ordinary share. The number of ordinary shares which may be acquired pursuant to the authority is up to an aggregate of 351,337,974 ordinary shares, this being approximately 10% of the issued ordinary share capital of the Company excluding treasury shares as at 11 March 2008. As at 10 March 2008 there were 39,970,328 options to subscribe for ordinary shares outstanding, representing 1.14% of the Company's issued share capital (excluding treasury shares) at that date. If the authority was exercised in full, the options would represent 1.26% of the Company's issued ordinary share capital (excluding treasury shares).

This authority will last until the earlier of the conclusion of the Company's Annual General Meeting in 2009 or 30 June 2009.

The Company will only purchase ordinary shares if the Directors believe that it is in shareholders' best interests and will increase earnings per share. Although the Directors have no plans to exercise the authority at present, this position will be kept under review. The Directors currently intend that if any shares are bought back under this authority they will be held in treasury, unless the limits on holding shares in treasury would be surpassed, in which case shares bought back will be cancelled. No shares have been purchased since the authority was last renewed at the 2007 AGM.

1.9 Resolution 18 – Amendments of Articles of Association

Amendment of the Articles of Association with effect from the end of this Annual General Meeting
Part (a) of Resolution 18 is proposed primarily in order to take account of the changes in company law brought about by the Companies Act 2006 provisions that are in force as at the date of this Annual General Meeting.

The principal changes introduced by Resolution 18 Part (a) are summarised in Part A of the explanatory notes opposite. A copy of the Articles of Association of the Company marked to show all the changes being proposed in Resolution 18 Part (a) is available for inspection as set out in Note 2 below.

Amendment of the Articles of Association with effect from 1 October 2008
Part (b) of Resolution 18 is proposed in order to take account of certain provisions of the Companies Act 2006 relating to directors' conflicts of interest, which are due to come into force on 1 October 2008. On the passing of Resolution 18 the changes will automatically be adopted on 1 October 2008 or any later date on which Section 175 of the Companies Act 2006 comes into effect.

The changes introduced by Resolution 18 Part (b) are summarised in Part B of the explanatory notes on page 8 of this document. A copy of the Articles of Association of the Company marked to show all the changes being proposed in Resolution 18 Part (b) is available for inspection as set out in Note 2 below.

2. Documents for Inspection
The Register of Directors' Interests in the share capital of the Company, copies of the Executive Directors' service contracts, the non-executive Directors' letters of appointment, the Directors' indemnities, details of the Share Performance Award made to Mike Turner as announced by the Company on 16 October 2007, a copy of the Articles of Association of the Company, a copy of the Articles of Association of the Company marked to show the changes proposed by Resolution 18 Part (a), a copy of the Articles of Association of the Company marked to show the changes proposed by Resolution 18 Part (b), and the Rules of the Performance Share Plan and the Share Matching Plan showing the changes proposed by Resolutions 12 and 13 will be available for inspection during normal business hours at the Company's registered office from the date of the Notice of Meeting to the close of the meeting and at the place of the meeting from 15 minutes prior to its commencement until its conclusion.

With the exception of the Register of Directors' Interests, Directors' service contracts, letters of appointment and indemnities, the documents referred to in the paragraph above will also be available for inspection at the offices of Linklaters LLP at One Silk Street, London EC2Y 8HQ from the date of the Notice of Meeting to the close of the meeting.

3. Excluded Items
Certain items will not be permitted in the Annual General Meeting. These include bags, cameras, recording equipment, items of any nature with potential to cause disorder and such other items as the Chairman of the Meeting may specify.

This section explains the proposed amendments to the Company's Articles of Association as referred to in Note 1.9 opposite.

Part A
General
Provisions in the current Articles of Association of the Company (the "Current Articles") which replicate or relate to issues covered by provisions contained in the Companies Act 1985 or relate to issues covered by provisions contained in the Companies Act 2006 are in the main being amended to bring them into line with the Companies Act 2006. Examples of such provisions include those relating to the form of resolutions, registration of share transfers and the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below. Changes made to reflect this approach, which are of a minor, technical or clarifying nature have not been expressly noted below.

In addition certain other changes are proposed which do not relate to the Companies Act 2006 and these are also detailed below.

1. Definitions and clarifications
Certain definitions and terms used in the Current Articles are being amended to align them with the definitions used in the Companies Act 2006. In addition certain amendments are being proposed in order to clarify the definition of UK Listing Authority, clarify that the Listing Rules apply to any director's indemnity provided pursuant to the Articles of Association and clarify that treasury shares held can be transferred pursuant to employee share schemes.

2. Form of resolution
The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being amended as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. The Current Articles also contain provisions which require extraordinary resolutions for certain purposes and, accordingly, these requirements are being amended so that special resolutions are now required instead.

3. Share capital
The provisions of the Current Articles relating to the rights attaching to the 7.75p (net) cumulative Redeemable Preference Shares are being deleted due to such shares no longer being in issue.

4. Treasury shares
A provision of the Current Articles relating to treasury shares and the purchases by the Company of its own Shares has been superseded by Listing Rules 12.4.7 and 12.4.8, therefore the relevant provision has been deleted from the Current Articles.

5. Registration of share transfers
The Current Articles state that following any refusal by the Directors to register a transfer of shares, notice of such refusal must be given to the applicant within two months. The Companies Act 2006 makes it clear that such a notice must include the reasons for the refusal to transfer the shares and that this notice should be given as soon as possible (in any case within two months). The relevant provisions of the Current Articles are being amended to reflect this change in law.

6. Convening extraordinary and annual general meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the Companies Act 2006. In particular, a general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

Explanatory notes of principal changes to the company's articles of association (continued)

7. Chairman's casting vote
The definition of an ordinary resolution in the Companies Act 2006 is new and refers to a resolution of the members being passed by a simple majority. This would appear to exclude the possibility of the Chairman of the Annual General Meeting being able to have a casting vote in his capacity as such. Therefore the provision in the Current Articles providing the Chairman of the Annual General Meeting with a casting vote is being removed.

8. Votes of members
Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The Companies Act 2006 also confirms that multiple corporate representatives may be appointed. The Current Articles are being amended to reflect all of these new provisions of the Companies Act 2006.

The Company is aware of concerns that have been raised about the effect of Section 323(4) of the Companies Act 2006 which provides that where a corporate shareholder appoints multiple corporate representatives and they exercise their powers to vote at a general meeting in different ways the power is treated as not exercised. The Company intends to take account of best practice to allow, as far as possible, multiple corporate representatives to attend general meetings of the Company and ensure their votes are counted.

9. Notice of board meetings
Under the Current Articles, while a director is abroad he is not entitled to receive notice of a board meeting. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a director who is abroad. It has been replaced with a more general provision that provides that notice does not have to be given to a director where it cannot reasonably be given or where a director has waived his right to such notice.

10. Borrowing Powers
In November 1999 in relation to the acquisition of the MES Businesses and again in May 2005 in relation to the acquisition of United Defense Industries, Inc. the Company passed an ordinary resolution which altered the borrowing limit set out in the Current Articles. It is proposed that the text of the Current Articles now be updated to reflect the effect of the ordinary resolutions passed.

11. Directors' indemnities
The Companies Act 2006 has in some areas widened the scope of the powers of a company to indemnify directors. In particular, a company that is, and a company that has an associated company that is, a trustee of an occupational pension scheme can now indemnify a director of the company that is a trustee of an occupational pension scheme against liability incurred in connection with the activities of the company that is the trustee, where such activities relate to the scheme. The amendments proposed to the Current Articles reflect the new provisions of the Companies Act 2006.

Part B
Conflicts of interest
The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or may possibly conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The amendments proposed to take effect on 1 October 2008 give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

Amendments are also proposed relating to confidential information, attendance at board meetings and availability of board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers to authorise conflicts are operated effectively and that the procedures have been followed.

Recommendation
Your Directors consider that each of the proposals detailed in the Notice of Meeting will be of benefit to and in the best interests of the Company and the shareholders as a whole. The Directors intend to vote in favour of all the Resolutions in respect of their own beneficial holdings of ordinary shares in the Company and unanimously recommend other shareholders to do likewise.

82-03138

Notification of BAE Systems Annual Report 2007 and AGM

See back page for an overview of the benefits of e-communications



Delivering global growth

This notice advises you that you can read the full BAE Systems Annual Report 2007 and Notice of Annual General Meeting online at: www.baesystems.com/reporting/
It also provides a brief overview of our performance in 2007.

Dear Shareholder

I am writing to advise you that the Company's Annual Report for 2007 has been published together with the Notice of Annual General Meeting. These documents are available to be viewed on the Company's Shareholder Reporting website that you can access at:

www.baesystems.com/reporting/

You will see from the Annual Report that 2007 was another successful year for BAE Systems, the Group having again delivered a strong financial performance and achieved much in pursuit of its strategic objectives. This performance is reflected in the dividend, with the Board recommending an increased final dividend of 7.8p per share making a total of 12.8p for the year, an increase of 13.3% over 2006. Subject to shareholder approval at the Annual General Meeting (AGM), the 2007 final dividend will be paid on 2 June 2008 to shareholders registered on 18 April 2008.

This is the first year that the Company has taken advantage of new legal provisions regarding shareholder communications. At last year's AGM shareholders approved changes that have enabled us to make greater use of electronic communications, with shareholder documents being accessible via our website. Over time, we believe that significant environmental and financial savings will result from this.

On the back of this document you will find a guide to the Shareholder Reporting website. The Annual Report 2007 is provided on this site in a new easy to use format that we hope will help you access easily the information you require from the report. You will also find the Notice of Annual General Meeting on the website. This year's meeting is to be held on 7 May at the Queen Elizabeth II Conference Centre, London starting at 11.00am. If you are unable to attend the meeting but wish to vote by proxy you can do so also via the Shareholder Reporting website. Simply click on the shareholder voting icon and use the numbers on the enclosed card to access the voting system – even if you will be attending the meeting you can still vote by proxy and, if you wish, change your vote during the meeting. Alternatively, you can vote by proxy using the enclosed card.

The AGM is an important part of the Company's governance that allows shareholders to understand more about BAE Systems and ask questions on the resolutions that are to be put to the meeting. If, ahead of the meeting, you would like to ask a question in relation to the business to be discussed at the AGM, you can do so online on the Shareholder Reporting website. We will provide written answers dealing with those topics that feature most frequently in your questions. These will be published on the day of the AGM and be available to everyone attending the meeting; they will also be posted on our website.

Over the page you will see the top-level financial figures in respect of the Company's performance in 2007 and an overview of the different businesses within the BAE Systems Group. This is just a brief summary and is not a substitute for the full Report that can be accessed online.

Finally, I would like to highlight the importance I place on communications with our shareholders and the central role the AGM plays in this. I want attendance at our AGM to be an interesting and worthwhile experience, allowing directors to report on their stewardship of the Company and to answer shareholders' questions on this. I hope as many shareholders as possible are able to attend and participate in the meeting on 7 May.

Yours sincerely

Dick Olver Chairman
28 March 2008

It is recommended that you read the full BAE Systems Annual Report 2007. This notice is not a substitute for the full report.

If you have sold or otherwise transferred all your shares in BAE Systems plc please forward this document at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of shares, you should retain this document.

BAE SYSTEMS
REAL PERFORMANCE. REAL ADVANTAGE.

BAE Systems at a glance

BAE Systems' Group strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'.

BAE Systems, with 97,500 employees[1] worldwide, delivers a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services.

Delivering global growth

Group

- Good financial performance
- Continued growth from US businesses
- Leadership position established in global land systems sector
- Underlying earnings[3] per share up 30% to 31.0p
- Dividend increased 13.3% to 12.8p per share for the year

2007 results in brief

Results from continuing operations

£15,710m
Sales[1]
2006: £13,765m

£1,477m
EBITA[2]
2006: £1,207m

31.0p
Underlying earnings[3] per share
2006: 23.8p

26.0p
Basic earnings per share[4]
2006: 19.9p

£1,177m
Operating profit
2006: £1,054m

£38.6bn
Order book[5]
2006: £31.7bn

Other results including discontinued operations

12.8p
Dividend per share
2006: 11.3p

£2,162m
Cash inflow from operating activities
2006: £778m

£700m
Net cash as defined by the Group
2006: £435m

Electronics, Intelligence & Support

Principal operations

Electronics, Intelligence & Support provides a variety of communications, electronic identification, navigation and guidance syst network-centric warfare solutions and a broa range of support solutions, including major s repair activities for the US Navy.

Main operating locations



Major markets

US, UK, Global

Key points from 2007

- Continued leadership in the provision of electronic warfare systems
- New markets developing for the HybriDrive propulsion systems
- Stable demand for ship repair services

Case study



Helmet development
BAE Systems has developed new helmet-mounted display technology, the Q-Sight family of helmet displays and tracking products, that addresses a crit warfighter need for enhanced situational awareness

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories
4 basic earnings per share in accordance with International Accounting Standard 33
5 including share of equity accounted investments' order books and after the elimination of intra-group orders of £1.4bn (2006 £1.0bn)

BEST AVAILABLE COPY

HQ & Other Businesses

HQ & Other Businesses comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

nd & Armaments

& Armaments provides design, opment, production, through-life ort and upgrade of armoured combat les, tactical wheeled vehicles, naval , missile launchers, artillery systems ntelligent munitions.



K, Sweden, South Africa, Global

h volume of vehicle reset and rade activity
business returned to profitability
eeled armoured vehicle successes
od progress in next-generation combat icle programmes



ey armoured fighting vehicle
er contracts for the refurbishment and upgrade e Bradley armoured fighting vehicle have been red in the year.

Programmes & Support

Programmes & Support comprises the Group's UK-based air, naval and underwater systems activities, the Integrated System Technologies business and a 50% interest in the Gripen International joint venture.



UK, Global

- RAF Typhoons now operational
- Full six ship Type 45 contract awarded
- Launch of first of class Astute submarine
- Orders received for second and third Astute Class submarines
- Offshore Patrol Vessel arbitration settled



Type 45
The first of class Type 45 destroyer, HMS Daring, successfully completed her stage one sea trials on schedule in August 2007.

International Businesses

International Businesses comprises the Group's businesses in Saudi Arabia and Australia, together with a 37.5% interest in the pan-European MBDA joint venture and a 20.5% interest in Saab of Sweden.



UK/Europe, Middle East, Australia

- Saudi Typhoon contract secured
- Investment in the Kingdom of Saudi Arabia continues
- Down-selection for the provision of vehicles for the Australian Defence Force
- Proposed acquisition of Tenix Defence announced in January 2008



Typhoon
Typhoon aircraft will be supplied to the Royal Saudi Air Force under contracts signed between the UK government and the Kingdom of Saudi Arabia.

BAE Systems online

www.baesystems.com/**reporting/**

You can now view the BAE Systems Annual Report 2007 on our website, along with further information about our performance, information for the Annual General Meeting and our latest presentations.

Get more online



BAE SYSTEMS
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Overview | Business review | Performance review | Governance | Financial statements | Shareholder information | Download report
ANNUAL REPORT 2007
Delivering global growth
BAE Systems' Group strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'. BAE Systems delivers a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services.
Electronics, Intelligence & Support
Land & Armaments
Programmes & Support
International Businesses
HQ & Other Businesses
Group
Key points
– Good financial performance
– Continued growth from US businesses
– Leadership position established in global land systems sector
Sales by business group (%)
EBITA by business group (%)

Search the Report for key information

You can quickly and easily search BAE Systems Annual Report 2007 for the information you would like to read. Simply type in the words you would like to search for, and the relevant pages will be listed for you to choose.

Download our corporate reporting literature

All BAE Systems corporate reports will be available as downloadable pdfs from this section of the website.



BAE SYSTEMS
2007 SHAREHOLDER REPORTING

Links to further information

From the Shareholder Reporting section of our website you can link to other areas of interest, including the Annual Report, financial calendar and much more.

Download the latest presentations

Keep up to date with our presentations on performance from our Results Centre.

Access the Notice of Meeting and vote online

You will find the Notice of Meeting for our 2008 Annual General Meeting available here. You can also vote electronically on the resolutions to be put to the meeting.



BAE Systems plc Registered in England and Wales No. 1470151
6 Carlton Gardens, London SW1Y 5AD

BAE SYSTEMS

82-03138

How to use the Form of Proxy/Poll Card

If you are not attending the Annual General Meeting
If you do not wish or are unable to attend the meeting you may use the form below to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote on your behalf at the meeting. It must be signed and sent to the Company's Registrar, Equiniti, who must receive it at least 48 hours before the start of the meeting. Notes on how to complete the Form of Proxy are shown on the reverse of this card.

If you are attending the Annual General Meeting
If you wish to attend the meeting, please bring this card with you to show it as evidence of your right to be admitted to the meeting. You should keep the card with you throughout the meeting so that you can use it to vote on the resolutions. At the end of the meeting you should sign the card and deposit it in one of the ballot boxes provided.

If you are attending the meeting and wish to submit a proxy card, simply complete the card below in accordance with the details shown. If you do this please bring this top section of the card with you to show as evidence of your right to be admitted to the meeting. You will still be able to vote on the resolutions at the meeting.

BEST AVAILABLE COPY

Please Detach Here

FORM OF PROXY/POLL CARD

BAE SYSTEMS

Voting ID **Task ID** **Shareholder Reference Number**

For use at the Annual General Meeting to be held on 7 May 2008 at 11:00am at the Queen Elizabeth II Conference Centre, London SW1
I/We, the undersigned (see note 1 overleaf), being a member/members of BAE Systems plc hereby appoint the Chairman of the Meeting or

(IN BLOCK LETTERS – see note 2 overleaf) as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the Annual General Meeting of the Company to be held on 7 May 2008 and at any adjournment thereof.

I/We request my/our proxy to vote in the manner indicated below (see notes 3, 4 and 5).

Where my shares are held via SHAREport, the corporate nominee, this voting instruction is directed to Equiniti Corporate Nominees Limited, the SHAREport Nominee (see note 1 overleaf).

You may register the appointment of a proxy electronically by logging onto www.sharevote.co.uk and using the numbers above or, if you are a CREST member, by using the procedures described in the CREST Manual.

	Resolution	For	Against	Vote Withheld
1	Reports and Accounts	☐	☐	☐
2	Remuneration Report	☐	☐	☐
3	Final Dividend	☐	☐	☐
4	Re-elect Sir Peter Mason	☐	☐	☐
5	Re-elect Richard Olver	☐	☐	☐
6	Re-elect Michael Turner	☐	☐	☐
7	Elect Andrew Inglis	☐	☐	☐
8	Elect Ravi Uppal	☐	☐	☐
9	Re-appointment of auditors	☐	☐	☐
10	Remuneration of auditors	☐	☐	☐

	Resolution	For	Against	Vote Withheld
11	Authority for political expenditure up to specified limits for BAE Systems plc and its subsidiaries	☐	☐	☐
12	BAE Systems Share Matching Plan	☐	☐	☐
13	BAE Systems Performance Share Plan	☐	☐	☐
14	Increase authorised share capital	☐	☐	☐
15	Authority to allot new shares	☐	☐	☐
16	Disapplication of pre-emption rights*	☐	☐	☐
17	Purchase own shares*	☐	☐	☐
18	Amend Articles of Association*	☐	☐	☐

* Special Resolution

Signature

Date

2008

Please indicate here ☐ with an "X" if more than one proxy is being appointed (See note 3 overleaf)

0140-052-S

A

Notes

1. This Form of Proxy is only for the use of Ordinary Shareholders or Ordinary Shareholders who hold their shares in BAE Systems plc via SHAREport (Equiniti Corporate Nominees Limited) ("the Nominee"). Where shares are held via SHAREport, references on this card to "Form of Proxy" should be read as "Form of Direction".

2. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, you may delete the reference to the Chairman, and insert in block letters the name of the person you wish to appoint in the space provided and initial the alteration. A proxy need not be a member of the Company. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy-holder's name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement.
3. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. To do so you should photocopy the proxy form and indicate in the box next to the proxy-holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if more than one proxy is being appointed. All forms must be signed.
4. Please indicate how you wish your proxy to vote by placing an 'X' in the appropriate boxes. The person appointed proxy will exercise his/her discretion as to how he/she votes or whether he/she abstains from voting on any particular resolution, if (a) no instruction is given in respect of that resolution, or (b) it is a proper amendment to a resolution listed on the Form of Proxy, or (c) it is a procedural resolution not listed on the Form of Proxy.
5. The 'Vote Withheld' option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a resolution.
6. If the appointor is a corporation, the Form of Proxy must be under its common seal or under the hand of an officer or attorney duly authorised in writing. For further information on voting by corporate representatives, please see the 2008 AGM Notice of Meeting.
7. In the case of joint holders the signature of any one of them will suffice.
8. To be effective the completed and signed Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy thereof, must be lodged at the office of the Company's Registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DX no later than 11:00am UK time on 5 May 2008.

9. If the card is posted in the UK, IOM or Channel Islands there is no postage to pay. If you do not wish your voting instructions to be seen by anyone except the Company, the Registrar and (where applicable) the Nominee, you should place it in an envelope and post it to: Equiniti, FREEPOST (SEA9440), Aspect House, Spencer Road, Lancing, West Sussex BN99 6DX.
10. If the card is posted from outside the UK, IOM or Channel Islands, please place it in an envelope, address it to: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DX, United Kingdom, and affix the relevant postage so as to be received no later than 11:00am UK time on 5 May 2008.
11. You may register proxy appointments electronically by logging onto www.sharevote.co.uk and using the Voting ID, Task ID and Shareholder Reference Number given overleaf. If you are a CREST member you may also register proxies electronically by using the procedures described in the CREST Manual (Issuer's agent ID: 7RA01). Electronic proxy appointments will not be accepted unless received by 11.00am UK time on 5 May 2008.
12. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Ordinary Shareholders registered in the register of members of the Company as at 6.00 pm on 5 May 2008 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the share register after 6.00 pm on 5 May 2008 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Please Detach Here

BUSINESS REPLY SERVICE
Licence No. SEA9440

2

Equiniti
Aspect House
Spencer Road
LANCING
West Sussex
BN99 6DX

THIS MARK-UP SHOWS THE CHANGES TO THE COMPANY'S ARTICLES OF ASSOCIATION PROPOSED IN **PART (b)** OF **RESOLUTION 18** IN THE NOTICE OF MEETING DATED 28 MARCH 2008

Note: the above changes are shown in red (together with the updated riders at the back of this document); the manuscript changes in black are those relating to Part (a) of Resolution 18

No. 1470151

The Companies Act 1948 to 1983,
The Companies Act 1985 and 1989
and The Companies Act 2006

COMPANY LIMITED BY SHARES

Memorandum

(Amended by Special Resolutions passed on 2nd January, 1981, 1st May, 1996 and 4th May, 2000)

AND

Articles of Association

(Adopted by Special Resolution passed on 1st May, 1996 and amended by Special Resolutions passed on 29th April, 1998, 4th May, 2000, 3rd May, 2002, 5th May, 2004, 4th May, 2005 ~~and~~ 9th May, 2007) ③ and 7th May, 2008 with effect from 1st October, 2008

OF

BAE SYSTEMS plc

Incorporated the 31st day of December, 1979.

LINKLATERS LLP
ONE SILK STREET,
LONDON EC2Y 8HQ.

NOTE: Index to be updated after the amendments have been made.

↳ to be further updated after 1st October, 2008 amendments have been made.

INDEX

The Companies Act 1948 to 1983,
The Companies Act 1985 and 1989
and The Companies Act 2006

COMPANY LIMITED BY SHARES

NEW

Articles of Association

(Adopted by Special Resolution passed on 1st May, 1996 and amended by Special Resolutions passed on 29th April, 1998, 4th May, 2000, 3rd May, 2002, 5th May, 2004, 4th May, 2005 and 9th May, 2007) and 7th May, 2008 with effect from 1st October, 2008

of

BAE SYSTEMS plc

PRELIMINARY

1. The regulations in Table A in The Companies (Tables A to F) Regulations 1985 (as amended) and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company. Table A not to apply

2. In these presents (if not inconsistent with the subject or context and save as expressly provided herein) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:— Definitions

~~The Act~~	~~The Companies Act 1985.~~
Auditors	The auditors from time to time of the Company.
Director	A director of the Company.
Month	Calendar month.
Office	The registered office of the Company for the time being.
Paid	Paid or credited as paid.

These presents	These Articles of Association as from time to time altered by Special Resolution.
Seal	The Common Seal of the Company. RIDER 2
Securities Seal	~~An official seal kept by the Company by virtue of Section 40 of the Act.~~
Special Share	The one Special Share of £1 in the share capital of the Company and the expression "Special Shareholder" shall mean the holder for the time being of the Special Share.
The Statutes	The Companies Acts and every other enactment ~~Act~~ for the time being in force concerning companies and affecting the Company (including the Companies Act 2006).
The Statutory Reserve	The statutory reserve of the Company, as defined in Section 4(1) of the British Aerospace Act 1980, (if any) for the time being.
The Stock Exchange	London Stock Exchange plc.
Substantive Resolutions	All resolutions (other than resolutions of a procedural nature).
Transfer Office	The place where the Register of Members is situate for the time being.
The UK Listing Authority	The Financial Services Authority in its capacity as competent authority for official listing under Part VI of the Financial Services and Markets Act 2000.
The United Kingdom	(Except for the purposes of Article 43) Great Britain and Northern Ireland.
In writing	Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another.
Year	Calendar year.

The expression "address" shall include any number or address used for the purposes of sending or receiving notices, documents or information by electronic means and/or by means of a website.

The expression "business day" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London.

All such of the provisions of these presents as are applicable to shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

The expression "Companies Acts" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

The expression "Company Communications Provisions" shall have the same meaning as in the Companies Acts.

The expressions "hard copy form", "electronic form" and "electronic means" shall have the same respective meanings as in the Company Communications Provisions.

The expressions "debenture" and "debenture holder" shall respectively include "debenture stock" and "debenture stockholder".

The expression "entitled by transmission" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law.

The expression "holder" means, in relation to a share, the member whose name is entered in the register as the holder of that share.

The expressions "recognised clearing house" and "recognised investment exchange" mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression "register" means the register of members ~~kept pursuant to Section 352 of the Act~~ of the Company.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

The expression "subsidiary undertaking" shall have the same meaning as in the Companies Act(s).

Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares.

In these presents any reference to any statutory provision or enactment shall include any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these presents or the incorporation of the Company).

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

A Special ~~or Extraordinary Resolution~~ shall be effective for any purpose for which an Ordinary Resolution is expressed to be required ~~and a Special~~

~~Resolution shall be effective for any purpose for which an Extraordinary Resolution is expressed to be required.~~

Subject as aforesaid any words or expressions defined in the Companies Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

Headings in these presents do not affect the interpretation of these presents.

Share capital

4,450,000,000 2.5 SHARE CAPITAL 180,000,001

3. ~~(A)~~ The share capital of the Company is £~~123,250,001~~ divided into ~~545,000,000~~ Ordinary Shares of ~~10~~p each ("Ordinary Shares"), 275,000,000 7.75p (net) Cumulative Convertible Redeemable Preference Shares of 25p each ("Convertible Preference Shares") and one Special Share of £1.

~~(B) The rights and privileges attached to the Convertible Preference~~ Shares, and the limitations and restrictions to which they are subject, are as follows:—

(1) Out of the profits available for distribution and resolved to be distributed, the holders of the Convertible Preference Shares shall be entitled in priority to any payment of dividend to the holders of any other class of shares to be paid in respect of each financial year or other accounting period of the Company a fixed cumulative preferential dividend ("preferential dividend") at the rate of 7.75p per annum (exclusive of any associated tax credit available to shareholders), such dividend to be paid half-yearly on 1st January and 1st July or, if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date ("fixed dividend dates") in each year in respect of the half-years ending on those respective dates, save that the first such payment in respect of each Convertible Preference Share shall be made on a *pro rata* basis on 1st January, 1990 from the date on which the recommended offer by J. Henry Schroder Wagg & Co. Limited on behalf of the Company for the whole of the ordinary share capital of Arlington Securities Plc becomes unconditional in all respects up to and including such date. Payments of preferential dividends shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date. The holders of Convertible Preference Shares shall not be entitled to any further right of participation in the profits of the Company.

(2) Subject to sub-paragraph (6)(a)(iii) below, on a return of capital on winding-up or (other than on conversion, redemption or purchase of shares) otherwise, the holders of the Convertible Preference Shares shall be entitled, after repayment of the capital paid up on the Special Share, in priority to any payment to the holders of any other class of shares to the repayment of a sum equal to the nominal capital paid up or credited as paid up on the Convertible Preference Shares held by them respectively together with a premium of 75p per share and all arrears and accruals (if any) of the said preferential dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding-up (in the case of a winding-up) or the return of capital (in any other case). The holders of the Convertible Preference Shares shall also be entitled to share *pari passu* with the holders of the Ordinary Shares in any surplus assets existing after the payment in respect of each Ordinary Share of the capital paid up on such share and £10,000 but shall not be entitled to any other right of participation in the assets of the Company. The provisions of this paragraph are without prejudice to the other provisions of these presents as to conversion, redemption and purchase of shares.

(3) (a) The holders of the Convertible Preference Shares shall, by virtue of and in respect of their holdings of Convertible Preference Shares, have the right to receive notice of any General Meeting of the Company and to attend, speak and vote at a General Meeting of the Company only:—

(i) if and when, at the date of the notice convening such meeting, the preferential dividend on such shares is six months or more in arrears; or

(ii) if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Convertible Preference Shares or for the winding-up of the Company, in which case they shall only be entitled to vote on such resolution.

Save as aforesaid, whether or not the conversion rights set out in paragraph (j) below shall have expired, the Convertible Preference Shares shall not confer on the holders thereof the right to attend, speak or vote at any General Meeting of the Company but they shall entitle the holders to receive copies of notices of General Meetings for information only.

(b) Whenever the holders of the Convertible Preference Shares are entitled to vote at a General Meeting of the Company, upon any resolution proposed at such a General Meeting, on a show of hands every holder thereof who is present in person or (being a corporation) by a representative shall have one vote and on a poll every holder thereof who is present in person or by proxy or (being a corporation) by a representative shall, up to and including the final Conversion Date, be entitled to exercise the number of votes which he would have been entitled to exercise if all the Convertible Preference Shares registered in his name had been converted into Ordinary Shares at the Conversion Date then applicable and, after the final Conversion Date, shall have one vote in respect of each fully-paid Convertible Preference Share registered in the name of such holder.

(4) (a) Subject as hereinafter provided, and subject to the provisions of Article 43, each holder of Convertible Preference Shares shall be entitled at the times and in the manner set out below to convert all or (subject as provided below) any of his Convertible Preference Shares into fully-paid Ordinary Shares on the basis of 0.11976 Ordinary Shares for every Convertible Preference Share so converted (such rate as adjusted from time to time as provided in sub-paragraphs (4)(k), (4)(l), (4)(m) or (4)(n) below being herein called "the Conversion Rate") provided that if a Conversion Notice (as described in sub-paragraph (4)(c) below) is given in respect of part only of a holding of Convertible Preference Shares so that there would following the conversion remain a number of Convertible Preference Shares in that holding smaller than that required to convert into one Ordinary Share at the Conversion Rate then applicable, all the Convertible Preference Shares in that holding shall be converted notwithstanding the figure inserted in the Conversion Notice.

(b) For the purposes of the following provisions of this Article 3(B), a "Conversion Date" shall be 31st May in the Year 1992 and in each of the following Years up to and including the Year 2007 unless in any of such Years the accounts of the Company for its last preceding financial year shall not have been audited and sent to the holders of the Convertible Preference Shares by 1st May in such Years, in which case the Conversion Date for that Year shall be the date falling 28 days after the date on which such accounts are so despatched provided that, if any Conversion Date would otherwise fall on a Saturday, Sunday or a day which is a public holiday in England, such Conversion Date shall be the first business day following such day.

(c) The right to convert shall be exercisable on any Conversion Date by completing the notice of conversion (a "Conversion Notice") and the nationality declaration (a "Nationality Declaration") endorsed on the share certificate relating to the Convertible Preference Shares to be converted and/or a notice or declaration in such other form as may from time to time be prescribed by the Directors and delivering the same to the Transfer Office at any time during the period of 28 days ending on the Conversion Date (such period being hereinafter called a "Conversion Period") together with such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right to convert and as to the matters referred to in the Nationality Declaration. A Conversion Notice, once given, may not be withdrawn without the consent in writing of the Company. The Company shall in each Year in which a Conversion Date falls give to the holders of the Convertible Preference Shares notice in writing not less than four nor more than eight weeks' prior to each Conversion Date reminding them of their right to convert and stating the applicable Conversion Rate. Such notice may (subject to the said period within which it must be given) accompany or form part of the document containing the appropriate accounts referred to in sub-paragraph (4)(b) above and shall give the name of the registrars of the Company and address of the Transfer Office and shall also, if the Directors have prescribed some form of Conversion Notice or Nationality Declaration different from or additional to that endorsed on the certificates relating to the Convertible Preference Shares, be accompanied by a copy of the Conversion Notice or Nationality Declaration so prescribed.

(d) Conversion of such Convertible Preference Shares as are due to be converted as aforesaid on any Conversion Date (the "Relevant Shares") shall be effected in such manner as the Directors shall (in accordance with the following provisions of this Article 3(B)) from time to time determine or in such other manner as may be authorised by the Statutes.

(e) (i) The Directors may subject as herein provided elect to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the profits of the Company which would otherwise be available for distribution to the holders of any class of shares. The Convertible Preference Shares shall confer upon the holders thereof the right and the obligation (in the event that the Convertible Preference Shares held by them respectively become Relevant Shares and the Directors determine to redeem the same at par out of profits as aforesaid) to subscribe for the appropriate number of Ordinary Shares at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holders are so entitled. In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in subscribing for such Ordinary Shares at such premium (if any) as aforesaid.

(ii) The Directors may subject as herein provided elect to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the proceeds of a fresh issue of Ordinary Shares. The Convertible Preference Shares shall confer upon the holders thereof the right and the obligation (in the event that the Convertible Preference Shares held by them respectively become Relevant Shares and the Directors determine to redeem the same at par out of the proceeds of a fresh issue as aforesaid) to subscribe, and the holders shall be deemed irrevocably to authorise and instruct the Secretary of the Company (or any other person appointed for the purpose by the Directors) to subscribe as agent on the holder's behalf, for the appropriate number of Ordinary Shares (which authority shall include the right to borrow money for this purpose) at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holders are so entitled. In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in payment to his said agent.

(f) (i) The Directors may determine to effect conversion by means of consolidation and sub-division. In such case the requisite consolidation and sub-division shall be effected pursuant to the authority given by the passing in General Meeting of the Special Resolution creating the Convertible Preference Shares, by consolidating into one share all the Relevant Shares at any Conversion Date held by any holder or joint holders and sub-dividing such consolidated share into shares of 50p each (or such other nominal amount as may be appropriate as a result of any consolidation, sub-division, repayment or reduction of capital or other event changing such nominal amount) of which one share for each 208.75p nominal amount of the consolidated share (or such other number of shares as may be appropriate as a result of any adjustment pursuant to the provisions of sub-paragraphs (4)(k), (4)(l), (4)(m) or (4)(n) below) shall be Ordinary Shares (and so in proportion for any other nominal amount of the consolidated share) fractional entitlements being disregarded and the balance of such shares (including any fractions) shall be Non-voting Deferred Shares having the rights set out in sub-paragraphs (4)(f)(ii) and (4)(f)(iii) below.

(ii) In the case of a conversion effected by means of consolidation and sub-division as provided in sub-paragraph (4)(f)(i) above, the Non-voting Deferred Shares arising as a result thereof shall:—

(x) on a return of capital on winding-up or otherwise, entitle the holders thereof only to the repayment of the amounts paid up on such shares after payment in respect of each Ordinary Share of the capital paid up on such shares and £100,000;

(y) not entitle the holders thereof to the payment of any dividend;

(z) not entitle the holders thereof to receive notice of or attend or vote at any General Meeting of the Company.

Such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such Non-voting Deferred Shares a transfer thereof (and/or an agreement to transfer the same) to such person as the Company may determine as custodian thereof and/or to purchase the same (in accordance with the provisions of the Act) in any such case for not more than 1p for all the Non-voting Deferred Shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such Non-voting Deferred Shares.

(iii) The Company may at its option at any time after the creation of any Non-voting Deferred Shares redeem all of the Non-voting Deferred Shares then in issue at an aggregate price not exceeding 1p for all the Non-voting Deferred Shares redeemed, at any time upon giving the registered holders of such shares not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for the redemption.

(g) Any fractions of Ordinary Shares arising on conversion shall be aggregated and sold on behalf of such holders of Relevant Shares at the best price reasonably obtainable and the net proceeds of sale shall be distributed *pro rata* among such holders who would otherwise have been entitled unless in respect of any holding of the Relevant Shares the amount to be distributed would be less than £2 in which case such amount shall not be so distributed but shall be retained for the benefit of the Company. For the purpose of implementing the provisions of this sub-paragraph (4)(g) the Directors may appoint some person to execute transfers or renunciations on behalf of persons otherwise entitled to any such fractions and generally may make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements.

(h) The preferential dividend on any Convertible Preference Shares converted (whatever the manner of conversion) shall cease to accrue with effect from the fixed dividend date last preceding the relevant Conversion Date. The Ordinary Shares arising on such conversion shall rank *pari passu* in all respects with the Ordinary Shares then in issue and shall entitle the holder to all dividends and (unless any adjustment shall have been made in respect thereof under sub-paragraphs (4)(k), (4)(l), (4)(m) or (4)(n) below) other distributions payable following conversion on the Ordinary Shares in respect of the financial year of the Company in which the Conversion Date falls, but not any dividends or distributions in respect of any earlier financial year.

(i) Allotments of Ordinary Shares arising from conversion (whatever the manner of conversion) shall be effected within 14 days of the Conversion Date. Within 28 days after the Conversion Date, the Company shall send to each holder of the Relevant Shares, by post at his own risk, free of charge, a definitive certificate for the appropriate number of fully-paid Ordinary Shares and a new certificate for any unconverted Convertible Preference Shares comprised in the certificates surrendered by him together, where relevant, with a cheque in respect of any cash entitlement arising from the sale of fractions. In the meantime transfers shall be certified against the register.

(j) If immediately after any Conversion Date 75 per cent. or more of the Convertible Preference Shares shall have been converted, the Company shall be entitled (subject to the Companies Act 1985) by not more than eight weeks' nor less than four weeks' notice in writing given not later than one month after such Conversion Date (or any subsequent Conversion Date) to require all holders of the Convertible Preference Shares to convert on the expiry of such notice, but with effect, from the Conversion Date following which the said notice was given, the whole of their holdings of such shares into Ordinary Shares at the Conversion Rate then applicable. Upon the expiry of the said notice the holders of the Convertible Preference Shares shall be treated as having exercised the right to convert in respect thereof and the provisions relating to conversion set out above shall apply *mutatis mutandis* as if the date of the expiry of such notice was the Conversion Date and such Convertible Preference Shares were "Relevant Shares" at the Conversion Date following which the said notice was given.

(k) If, following the issue of the Convertible Preference Shares and before they cease to be capable of being converted into Ordinary Shares, the Company shall make any issue (subject as provided below) of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to holders of Ordinary Shares, the number of Ordinary Shares to be issued on any subsequent conversion of Convertible Preference Shares shall be increased *pro rata* and if any doubt shall arise as to the number thereof, the certificate of the auditors for the time being of the Company (the "Auditors") shall be conclusive and binding on all concerned. No adjustments shall be made in the event of the issue of shares by way of capitalisation of profits or reserves at the option of a holder of Ordinary Shares in lieu of cash dividends.

(l) If, following the issue of the Convertible Preference Shares and before they cease to be capable of being converted into Ordinary Shares, the Ordinary Shares shall be consolidated or sub-divided, the number of Ordinary Shares to be issued on any subsequent conversion of Convertible Preference Shares shall be reduced or increased *pro rata* and if any doubt shall arise as to the number thereof, the certificate of the Auditors shall be conclusive and binding on all concerned.

(m) If, following the issue of the Convertible Preference Shares and before they cease to be capable of being converted into Ordinary Shares, the Company shall make any capital distribution to the holders of Ordinary Shares, the number of Ordinary Shares to be issued on any subsequent conversion of the Convertible Preference Shares shall be increased by an amount determined to be appropriate by the Auditors, whose certificate shall be conclusive and binding on all concerned. For the purposes of this sub-paragraph (4)(m), "capital distribution" means any dividend or other distribution of capital profits (whether realised or not) or capital reserves, or profits or reserves arising after the date of the passing in General Meeting of the Special Resolution creating the Convertible Preference Shares from a distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, except by means of a capitalisation issue not contravening sub-paragraph (6)(a) (vii) below or any repayment of capital or purchase of the Company's own shares (other than a redemption or purchase of redeemable shares, including the Convertible Preference Shares, in accordance with the terms of issue thereof); for the purposes of this sub-paragraph (4)(m), insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a written estimate by the Auditors as to the extent to which any part of any profit or reserve should be regarded as of a capital nature, and in any case where the Company shall purchase its shares, the amount of the capital distribution per Ordinary Share shall be that amount which is the gross amount paid on such purchase divided by the number of Ordinary Shares remaining in issue following such purchase.

(n) If, following the issue of the Convertible Preference Shares and before they cease to be capable of being converted into Ordinary Shares, an offer is made to the holders of Ordinary Shares (or all such shareholders other than the offeror and/or any associate of the offeror, as defined in Section 430E of the Act) to acquire the whole or any part of the issued ordinary share capital of the Company or if any person proposes a scheme with regard to such acquisition and the Company becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a General Meeting of the Company has or will become vested in the offeror and/or associates aforesaid, the Company shall give written notice to all holders of Convertible Preference Shares of such vesting within 14 days of its becoming so aware and each holder shall be entitled within the period of 42 days from the date of such notice to convert some or all of his Convertible Preference Shares into fully paid Ordinary Shares on the basis set out above except that the Conversion Period shall be the said period of 42 days and the Conversion Date shall be the last day of such period (or in the event of such day being a Saturday, Sunday or a day which is a public holiday in England, on the first business day following such date) and the Conversion Rate shall be the Conversion Rate calculated in accordance with the provisions of sub-paragraph (4)(a) above (as adjusted from time to time) multiplied by the average premium paid for a Convertible Preference Share over the 12 months up to but excluding the last completed calendar month prior to the date of the notice referred to above (or if the Conversion Date arises before the Convertible Preference Shares shall have had a quoted price for 12 months, for all months up to but excluding the last completed calendar month prior to the date of the notice referred to above), the said premium being calculated for each day for which The Stock Exchange publishes the Daily Official List falling within such 12 months (or less) as being equal to:—

$$\frac{A}{B \times C}$$

where:—

(i) A is the average of the highest and lowest quoted prices of a Convertible Preference Share, as derived from The Stock Exchange Daily Official List;

(ii) B is the average of the highest and lowest quoted prices of an Ordinary Share as derived from The Stock Exchange Daily Official List; and

(iii) C is the Conversion Rate, expressed as a fraction, calculated in accordance with the provisions of sub-paragraph (4)(a) above (as adjusted from time to time).

Provided that if for any day the premium as so calculated shall be less than one, such day shall be disregarded in calculating the average premium paid for a Convertible Preference Share over the relevant 12 months (or less) and further provided that no adjustment to the

Conversion Rate shall be made pursuant to this sub-paragraph to the extent that, as a result thereof, the aggregate nominal amount of the Ordinary Shares into which any Convertible Preference Shares may be converted will exceed the aggregate nominal amount of such Convertible Preference Shares. Subject as aforesaid, the provisions as to conversion in sub-paragraph (4)(a) above shall apply *mutatis mutandis* to such conversion.

At the expiration of the said period of 42 days, any outstanding Convertible Preference Shares in respect of which a duly completed conversion notice shall not have been received as set out above shall cease to be capable of conversion pursuant to the provisions of this sub-paragraph (4)(n), but not otherwise.

(5) (a) Where a holder of Convertible Preference Shares has given a Conversion Notice and a Nationality Declaration in respect thereof, such Convertible Preference Shares may be redeemed at par at the option of the Company and in the case of any such redemption, the redemption moneys shall become payable on redemption but shall (subject to the Act) be applied for the purpose of the exercise of the conversion rights.

(b) The Company shall have the right, subject to the Act, to redeem at any time and from time to time during the period commencing on 1st July, 2007 and ending on 1st January, 2010 the whole or any part of the Convertible Preference Shares for the time being issued and outstanding by giving to the holders of the particular Convertible Preference Shares to be redeemed not less than 28 days' prior notice in writing of the date (the "Redemption Date") when such redemption is to be effective.

(c) In the case of partial redemption under sub-paragraph (5)(b) above, the Company shall for the purpose of ascertaining the particular Convertible Preference Shares to be redeemed cause a drawing to be made at the registered office of the Company or at such place as the Directors may decide in the presence of a representative of the Auditors.

(d) Any notice given under sub-paragraph (5)(b) above shall specify the particular Convertible Preference Shares to be redeemed, the applicable Redemption Date and the place at which the certificates for such Convertible Preference Shares are to be presented for redemption and upon such Redemption Date the Company shall redeem the particular Convertible Preference Shares to be redeemed on that date and each of the holders of the Convertible Preference Shares concerned shall be bound to deliver to the Company at such place the certificates for such of the Convertible Preference Shares concerned as are held by him. Upon such delivery the Company shall pay to such holder the amount due to him in respect of such redemption. If any certificate so delivered to the Company includes any Convertible Preference Shares not to be redeemed on the relevant Redemption Date, a fresh certificate for such Convertible Preference Shares shall be issued free of charge to the holder delivering such certificate to the Company.

(e) There shall be paid on each Convertible Preference Share redeemed under sub-paragraph (5)(b) above the amount paid up thereon together with a premium of 75p per share and a sum equal to all arrears and accruals of the preferential dividend thereon to be calculated down to and including the Redemption Date and to be payable irrespective of whether or not such dividend has been declared or earned or become due and payable.

(f) As from the relevant Redemption Date of Convertible Preference Shares redeemed under sub-paragraph (5)(b) above the preferential dividend shall cease to accrue on the Convertible Preference Shares due for redemption except on any such Convertible Preference Shares in respect of which, upon due presentation of the certificate relating thereto, payment of the money due at such redemption shall be refused.

(g) The Company shall, subject to the Act, redeem on 1st January, 2010 (or so soon thereafter as the Company shall be able to comply with the provisions of the Act affecting the redemption of redeemable shares) all of the Convertible Preference Shares (if any) in issue on that date and the amount payable on redemption thereof shall be the sum specified in sub-paragraph (5)(e) above. Not less than 28 days' prior notice in writing of such redemption shall be given to the holders of the Convertible Preference Shares.

(h) The receipt of the registered holder for the time being of any Convertible Preference Shares or in the case of joint registered holders the receipt of any of them for the moneys payable on redemption thereof or application of the same as provided on any conversion thereof shall constitute an absolute discharge to the Company in respect thereof.

(i) Subject to the provisions of the Act, the Company may at any time purchase Convertible Preference Shares (i) in the market, or (ii) by tender (available alike to all holders of Convertible Preference Shares), or (iii) by private treaty, in each case at a price (exclusive of all costs of purchase) which, if the Convertible Preference Shares are then listed on the official list maintained by the UK Listing Authority and admitted to trading by The Stock Exchange, shall not exceed the average of the middle-market quotations therefor based on the Daily Official List during the period of 10 business days immediately prior to the date of such purchase, or, in the case of a purchase on The Stock Exchange, at the market price thereof provided that such market price is not more than 5 per cent. above such average, but not otherwise, and upon such other terms and conditions as the Company may think fit. The Company may exercise its rights and powers of purchase as regards the Convertible Preference Shares and any Further Preference Shares which may be issued pursuant to paragraph (7) below (not being a series which is identical and forms a single series with the Convertible Preference Shares) at its sole discretion without obligation to maintain the ratio between the nominal amounts for the time being outstanding of any series.

(j) Upon the redemption of any Convertible Preference Shares the Directors may pursuant to the authority given by the passing in General Meeting of the Special Resolution to create the Convertible Preference Shares convert and subdivide the authorised preference share capital existing as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) as the shares of such class then in issue or into unclassified shares of the same nominal amount as the Convertible Preference Shares.

(6) (a) So long as any Convertible Preference Shares remain capable of being converted into Ordinary Shares, then, save with such consent or sanction on the part of the holders of the Convertible Preference Shares as is required for a variation of the rights attached to such shares:—

(i) No shares shall be allotted pursuant to a capitalisation of profits or reserves except Ordinary Shares, credited as fully-paid to the holders of Ordinary Shares and, if there be other equity share capital as defined by Section 744 of the Act in issue (other than the Convertible Preference Shares or any Further Preference Shares which may be issued pursuant to paragraph (7) below), except shares issued credited as fully-paid to the holders of such other equity share capital (other than the Convertible Preference Shares or any such Further Preference Shares) as part of the same capitalisation as is effected to the holders of the Ordinary Shares and upon any such allotment to the holders of Ordinary Shares the Conversion Rate shall be adjusted as appropriate under sub-paragraph (4)(k) above provided that no such allotment shall be made if, as a result thereof, the aggregate nominal amount of the Ordinary Shares into which any Convertible Preference Shares may be converted would exceed the aggregate nominal amount of such Convertible Preference Shares.

(ii) If any offer or invitation by way of rights or otherwise (not being an offer or invitation to which the provisions of sub-paragraph (4)(n) above apply) is made to the holders of the ordinary share capital of the Company, the Company shall make or, so far as it is able, procure that there is made a like offer at the same time to each holder of Convertible Preference Shares as if his conversion rights had been exercisable and exercised in full on the record date for such offer or invitation on the basis of the Conversion Rate then applicable. In the case of any offer or invitation as aforesaid being made the entitlement of the holders of Convertible Preference Shares to participate therein as set out in this paragraph (6)(a) (ii) shall be to the exclusion of any other entitlement or right to which such holders might otherwise be entitled whether pursuant to the Act or otherwise.

(iii) If prior to the last Conversion Date the Company is wound up, the Company shall forthwith give notice thereof in writing to all holders of Convertible Preference Shares. Each holder of Convertible Preference Shares in respect of all or any of his Convertible Preference Shares shall be entitled within six weeks after the date of the resolution to wind up the Company or (as the case may be) after the date of the Order of the Court for such winding-up (either of such dates being referred to in this sub-paragraph as the "operative date") by notice in writing to the Company to elect to be treated as if his conversion rights had been exercisable and had been exercised immediately before the operative date on the basis of conversion as provided above and in that event he shall be entitled to be paid in satisfaction of the amount due in respect of such of his Convertible Preference Shares as are to be treated as if converted a sum equal to the amount to which he would have become entitled in such liquidation if he had been the holder of the Ordinary Shares to which he would have become entitled by virtue of such conversion (fractions being disregarded for this purpose), together with any arrears, deficiency or accrual of the preferential dividend on such Convertible Preference Shares down to the fixed dividend date last preceding the Conversion Date which immediately preceded such winding-up. At the end of the said period of six weeks, any outstanding Convertible Preference Shares shall cease to be convertible or capable of becoming convertible or of being treated as converted.

(iv) No equity share capital (other than the Convertible Preference Shares or Further Preference Shares ranking *pari passu* in all respects save as provided in any or all sub-paragraphs (7)(a) to (7)(d) of paragraph (7) below) shall be in issue which is not in all respects uniform with the Ordinary Shares in issue on the date of the passing of the Special Resolution to create the Convertible Preference Shares save:—

(x) as to the date from which such capital shall rank for dividend; or

(y) for equity share capital issued pursuant to an employees' share scheme within the meaning of Section 743 of the Act; or

(z) for equity share capital which has attached thereto rights as to dividend, capital and voting which in no respect are more favourable than those attached to the Ordinary Shares in issue at the date of the passing of the Special Resolution.

(v) No resolution shall be passed whereby the rights attaching to the Ordinary Shares shall be modified, varied or abrogated.

(vi) The Company shall procure that at all times up to the last Conversion Date there shall be sufficient authorised but unissued ordinary share capital available for the purposes of satisfying the requirements of any Conversion Notice as may be delivered pursuant to paragraph (4) above.

(vii) The Company shall not make any offer or invitation to the holders of Ordinary Shares nor allot any shares in pursuance of a capitalisation issue or make any capital distribution (as defined in sub-paragraph (4)(m) above) in any case during a Conversion Period, or by reference to a record date during a Conversion Period or following a Conversion Period by reference to a record date prior to such Conversion Period.

(b) If the Company shall change its accounting reference date to a date which is more that seven days before or after 31st December, such adjustments shall be made to the conversion rights attached to the Convertible Preference Shares as the Auditors shall determine to be fair so as not to prejudice the conversion rights and notification of such change and adjustment shall be given to the holders of the Convertible Preference Shares.

(c) On the day next following the last Conversion Date any Convertible Preference Shares then outstanding shall automatically be redesignated as "7.75p (net) Cumulative Redeemable Preference Shares of 25p each" without any requirement to alter or substitute the existing certificates in respect of such shares.

(d) The Company shall use all reasonable endeavours to procure that the Ordinary Shares arising on conversion are admitted to the official list maintained by the UK Listing Authority and admitted to trading by The Stock Exchange.

(7) Subject to sub-paragraph (6)(a)(iv) above, the Company may from time to time create and issue further preference shares (in these particulars called "Further Preference Shares") ranking as regards participation in the profits and assets of the Company *pari passu* with but not in priority to the Convertible Preference Shares and so that any such Further Preference Shares may either carry as regards participation in the profits and assets of the Company rights and restrictions identical in all respects with the Convertible Preference Shares or with any other series of Further Preference Shares or rights and restrictions differing therefrom in any respect including but without prejudice to the generality of the foregoing in that:—

(a) the rate of dividend may differ;

(b) the Further Preference Shares may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c) a premium may be payable on a return of capital or there may be no such premium; and

(d) the Further Preference Shares may be redeemable and/or convertible into Ordinary Shares on such terms and conditions as may be prescribed by the terms of the issue thereof and/or these presents.'

(8) The Directors may make such regulations as they consider appropriate so as to permit the conversion or redemption of any Convertible Preference Shares through a "relevant system" (as defined in the Uncertificated Securities

Regulations 2001). The Directors may also from time to time abrogate, vary or otherwise modify such regulations in such manner as they consider appropriate. This Article 3 shall not apply to the extent specified, in such regulations, which shall bind the Company and its members to the same extent as if they had been set out herein.

VARIATION OF RIGHTS

Class rights and variation

4. Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of the class or with the sanction of an Extraordinary Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that the quorum shall be two persons at least holding or representing by proxy one-third in nominal value of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, any one holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied. Special

Further issues not variation

5. The special rights attached to any class of shares having preferential rights shall not, unless otherwise expressly provided by the terms of issue thereof, be deemed to be varied by (a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto or (b) without prejudice to Article 3(B)(5)(i), the purchase or redemption by the Company of any of it own shares in accordance with the Statutes and these presents.

ALTERATION OF SHARE CAPITAL

Increase of capital

6. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

7. (A) The Company may by Ordinary Resolution:— Reorganisation of capital

(1) Consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares.

(2) Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled.

(3) Sub-divide its shares, or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(B) If, as a result of consolidation of shares, the holders of shares become entitled to fractions of a share, the Directors may on behalf of such holders of shares or otherwise deal with the fractions as they think fit. In particular, the Directors may, subject to the Statutes ~~and to Articles 3(B)(6)(a)(i)~~ and provided that the necessary unissued shares are available, issue to a member credited as fully paid by way of capitalisation of reserves (and without the sanction required in (132) Article ~~129~~) the minimum number of shares required to round up his holding of shares to an integral multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected immediately prior to consolidation). The amount required to pay up such shares shall be appropriated at the Directors' discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including without limitation the Statutory Reserve, any share premium account and capital redemption reserve fund) or to the credit of profit and loss account and capitalised by applying the same in paying up such shares. A resolution of the Directors capitalising part of the reserves shall have the same effect as if the capitalisation had been declared by Ordinary Resolution of the Company pursuant to Article ~~129~~. In relation to the capitalisation, the Directors shall be entitled to exercise all the powers conferred on them by Article ~~129~~ without an Ordinary Resolution of the Company.

8. The Company may by Special Resolution reduce or cancel its share capital or any capital redemption reserve fund or share premium account in any manner and with and subject to any incident authorised and consent required by law. Reduction of capital

9. (A) Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any Purchase of shares

of its own shares of any class (including any redeemable shares) ~~but so that if there shall be in issue of any shares convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either (1) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares, or (2) the purchase, or the contract, has first been approved by an Extraordinary Resolution passed at a separate meeting of the holders of such convertible shares~~.

(B) The Company may not exercise any right in respect of treasury shares held by it, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding-up), but without prejudice to its right to sell the treasury shares, RIDER 9(B) to receive an allotment of shares as fully paid bonus shares in respect of the treasury shares or to receive any amount payable on redemption of any redeemable treasury shares.

SHARES

Trusts not recognised

10. Except as ordered by a court of competent jurisdiction or as required by law or pursuant to the provisions of Article 43, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise (even if it has notice of it) any equitable, contingent, future, partial or other claim to or interest in any share, or any claim to or interest in any fractional part of a share, or (except only as by these presents or by court order or law otherwise provided) any other right in respect of any share (or any fractional part thereof), except an absolute right to the entirety thereof in the holder.

Special rights

11. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue shares (including preference shares) which are, or at the option of the Company or of the holder are to be liable, to be redeemed.

Directors' power to allot securities and to sell treasury shares

12. (A) Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over, offer or otherwise deal with or dispose of unissued shares (whether forming part of the original or any increased capital),

or rights to subscribe for or convert any security into shares to such persons, at such times and on such terms and conditions as they think proper.

(B) (i) The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount (as defined below).

(ii) During each prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority and to sell treasury shares wholly for cash:—

(a) in connection with a rights issue; and

(b) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 Amount as if Section 89(1) of the Act did not apply to any such allotment.

(iii) By such authority and power the Directors may during such period make offers or agreements which would or might require the allotment or sale of securities after the expiry of such period and may allot or sell securities in pursuance of such offers or agreements.

(iv) For the purposes of this Article:—

(a) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to (i) holders (other than the Company) on the register on a fixed record date of Ordinary Shares in proportion to their respective holdings and (ii) holders on the register on a fixed record date of other equity securities to the extent expressly required or (if considered appropriate by the Directors) permitted by the rights attached thereto, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(b) "prescribed period" means in the first instance the period from the date of the adoption of this Article to the date of the Annual General Meeting in 1997 or 31st July, 1997, whichever is the earlier, and shall thereafter mean any period (not exceeding 5 years on any occasion) for which the authority conferred by sub-paragraph (i) above is renewed or extended by Resolution of the Company in General Meeting stating the Section 80 Amount for such period;

(c) the "Section 80 Amount" shall for the first prescribed period be £14,292,992 and for any other prescribed period shall be that stated in the relevant Resolution;

(d) the "Section 89 Amount" shall for the first prescribed period be £2,143,949 and for any other prescribed period shall be that stated in the relevant Special Resolution renewing or extending the power conferred by paragraph (ii) above for such period;

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(f) words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings in this Article 12.

Commissions

13. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

Renunciation

14. Subject to the provisions of the Statutes and of these presents, the Directors may at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

SPECIAL SHARE

Issue of and rights attaching to Special Share

15. (A) The Special Share may only be issued to, held by and transferred to the Secretary of State for Trade and Industry or his successor or a nominee on his behalf.

(B) Notwithstanding any provision in these presents to the contrary, the amendment, removal or alteration of the effect of all or any of the following Articles or, where specified, the relevant parts of the following Articles shall be deemed to be a variation of the rights attaching to the Special Share and shall accordingly only be effective with the consent in writing of the Special Shareholder:—

(i) the definitions of "Special Share", "Special Shareholder" and "The United Kingdom" in Article 2;

(ii) this Article 15;

(iii) Article 43;

(iv) Articles 74(A), 74(B) and 92(A) insofar as they impose requirements as to the citizenship of Directors and their alternates;

(v) Article 83(B); and

(vi) Articles 95, ~~100~~ and ~~102~~ insofar as they impose requirements as to Directors of any specified citizenship either in making up the quorum for meetings or on signing written resolutions or on forming a majority in the number of the members of any committee.

(C) The Special Shareholder shall be entitled to receive notice of and to attend at any General Meeting or any meeting of any class of shareholders of the Company, but the Special Share shall carry no right to vote nor any other rights at any such meeting except that, at any such meeting at which any matter mentioned in this Article ("relevant business") is dealt with, it shall carry the right to speak in relation to any business which is, or includes, relevant business.

(D) In a distribution of capital in a winding-up of the Company, the Special Shareholder shall be entitled to repayment of the capital paid up on the Special Share in priority to any repayment of capital to any other member. The Special Share shall confer no other right to participate in the capital or profits of the Company.

(E) The Special Shareholder may require the Company at any time, either (i) subject to the provisions of the Statutes, to redeem the Special Share at par, or (ii) to convert the Special Share into one ordinary voting share (within the meaning of Section 5 of the British Aerospace Act 1980) in the Company ("ordinary voting share") by serving written notice upon the Company requiring such redemption or, as the case may be, conversion and delivering the share certificate for the Special Share to the Company, whereupon the Company shall, in the case of a redemption, redeem the Special Share for cash at par and, in the case of a conversion, issue to the Special Shareholder a certificate in respect of the share into which the Special Share is converted, in each case within 21 days of the receipt of the share certificate for the Special Share by the Company.

(F) If an ordinary voting share has a nominal value in excess of £1 and if the Special Shareholder shall have required the Company to convert the Special Share into an ordinary voting share, then the Special Share shall carry the right to subscribe for one ordinary voting share for cash at par. In any such case, the Special Share shall be treated as converted and the nominal value of £1 shall be applied in part payment of the nominal value of the ordinary voting share and the Special Shareholder shall pay up the balance of the nominal value in cash.

(G) If the Special Shareholder shall have required the Company to convert the Special Share into an ordinary voting share, the Directors may effect such conversion in any manner they consider appropriate and, without prejudice to the generality of the foregoing, may redeem such Special Share and apply the proceeds of redemption in payment or, if paragraph (F) above applies, in part payment of the nominal value of the ordinary voting share into which the Special Share is to be converted.

(H) (i) The Articles and parts of Articles listed in Article 15(B) (other than this Article 15(H)), and the provisions relating to Nationality Declarations set out in Article 3(B) shall have effect subject to anything to the contrary in any regulations made by the Directors and approved by the Special Shareholder. Without limitation, such regulations may provide that, with effect from a particular time or on the occurrence of a particular event or subject to any other conditions, any of the relevant Articles or parts of the Articles shall not apply or shall apply as if they were modified in such manner as the regulations may specify.

(ii) Such regulations may not have the effect of reducing the proportion of the votes which are ordinarily eligible to be cast on a poll at General Meetings of the Company or the votes which are attributable to all Shares in which any Foreign Person may have an Interest below 15 per cent. This paragraph (ii) shall be construed as if it were part of Article 43.

(iii) The Directors may from time to time abrogate, vary or otherwise modify any regulations made pursuant to this Article 15(H) in such manner as they consider appropriate and as the Special Shareholder may approve.

SHARE CERTIFICATES

Issue of certificates

16. Every definitive share certificate shall be issued under the Seal (or the Securities Seal or in the case of shares on a branch register, an official seal for use in the relevant territory) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No definitive certificate shall be issued representing shares of more than one class. Unless the Directors otherwise determine no definitive certificate shall be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not required by law to complete and have ready for delivery a certificate.

Joint holders

17. In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of two or more joint holders shall be sufficient delivery to all.

Entitlement to certificates

18. Subject to the provisions of these presents, any person (excluding a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange to whom no certificate is to be issued pursuant to Article 16 above) whose name is entered in the register in respect of any shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within 14 days after lodgment of

transfer or (in the case of a transfer of partly-paid shares) within two months after lodgment of transfer.

19. Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares be issued in lieu without charge. Splitting certificates

20. (A) Any two or more certificates representing shares of any one class held by any member may at his request and on surrender of the original certificate(s) be cancelled and a single new certificate for such shares issued in lieu without charge.

(B) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

(C) If a share certificate shall be worn out, damaged or defaced, lost, stolen or destroyed (or alleged to have been lost, stolen or destroyed), a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if lost, stolen or destroyed or alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and (in either case) to the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

(D) In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

CALLS ON SHARES

21. The Directors may from time to time make calls upon the members in respect of any money unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments. Calls

22. Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. A call may be revoked or postponed, in whole or in part, as the Directors may determine. Payment of calls

Interest on Calls

23. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay

interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 25 per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

~~Interest on calls~~

Deemed calls

24. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation of calls

25. The Directors may on the allotment or issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payment in advance of calls

26. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 12 per cent. per annum) as the member paying such sum and the Directors agree upon.

FORFEITURE AND LIEN

27. If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him or on a person entitled by transmission to the share in respect of which the call was made requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Contents of notice

28. The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

Forfeiture

29. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that

effect. Such forfeiture shall include all dividends declared or other amounts payable in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

30. Until cancelled in accordance with the Statutes, a share so forfeited or surrendered and all rights attaching to it shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be annulled by the Directors on such terms as they think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid. The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share(s). **Consequences of forfeiture**

31. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares (and shall surrender to the Company for cancellation the certificate for such shares) but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at such rate (not exceeding 25 per cent. per annum) as the Directors may determine from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or waive payment in whole or in part.

32. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and, subject to the provisions of the Statutes, the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member and whether the period for the payment or discharge of the same shall have actually arrived or not and notwithstanding that the same are joint debts or liabilities of such member, of his estate and any other person, whether a member of the Company or not. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article. **Liens**

33. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some **Power of sale**

sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

Proceeds of sale

34. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists so far as the same are presently payable and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

Evidence of forfeiture or surrender

35. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

36. All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

Suspension of register

37. The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares. The register shall not be closed for more than 30 days in any Year.

38. Without prejudice to the provisions of Article 43, the Directors may in their absolute discretion ~~and without assigning any reason therefor~~ refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the official list maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The Directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) in favour of more than four persons jointly. If the Directors refuse to register an allotment or transfer, whether pursuant to the provisions of this Article or Article 43, they shall ~~within two months after the date on which letter of allotment or transfer was lodged with the Company send to the allottee or transferee notice of the refusal.~~ RIDER 38

39. (A) The Directors may decline to recognise any instrument of transfer unless the instrument of transfer is in respect of only one class of share and is lodged (duly stamped if required) at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if, and to the extent that, certificates have been issued in respect of the shares in question. Refusal to register

(B) All instruments of transfer which are registered may be retained by the Company. Requirements of transfer

40. No fee will be charged by the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or stop notice or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares. No fees

41. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six Years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two Years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one Year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document Destruction of transfers

hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:—

(i) The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(ii) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(iii) References herein to the destruction of any document include references to the disposal thereof in any manner.

Untraced shareholders

42. (1) The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission if and provided that:—

(i) during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph (ii) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares have become payable and no dividend in respect of those shares has been claimed;

(ii) the Company shall on expiry of such period of 12 years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected under these presents is located giving notice of its intention to sell the said shares;

(iii) during the period of three months following the publication of such advertisements (or, if published on different dates, the second thereof) the Company shall have received no communication from such member or person; and

(iv) notice shall have been given to the Stock Exchange of its intention to make such sale.

(2) To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds

and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

UNITED KINGDOM CONTROL

43. Individual Foreign Shareholding Restriction

(A) (i) It is a cardinal principle that the Company should be and remain under United Kingdom control. The purpose of this Article is to support this principle by imposing restrictions on the holding of shares by Foreign Persons. These restrictions comprise provisions ensuring that no Foreign Person is able to be interested in Shares carrying more than 15% of those votes (the **"Individual Foreign Shareholding Restriction"**).

(ii) The Individual Foreign Shareholding Restriction is set out in paragraph (B) below. Paragraphs (C) and (D) below require that registers of Foreign-held Shares and of Interests of Foreign Persons be maintained. Certain words and expressions used in this Article are defined in paragraphs (E) to (H) below and various ancillary provisions are contained in paragraphs (I) and (J) below.

(iii) This Article shall apply notwithstanding any provisions to the contrary in any other Article but subject to the provisions of Article 15(H).

(B) (i) In this paragraph (B), the expression **"Irregular Foreign Person"** means any Foreign Person who has Interests in Shares which carry more than 15% of either:

(a) the votes which are ordinarily eligible to be cast on a poll at General Meetings of the Company; or

(b) the votes which are attributable to all Shares.

(ii) The Directors shall not register any allotment or transfer of a Share to any person whom the Directors believe is an Irregular Foreign Person or to any other person if the Directors believe that, following the allotment or transfer, an Irregular Foreign Person would have an Interest in the relevant Share.

(iii) If at any time, the Directors believe that a person is an Irregular Foreign Person, they shall as soon as is reasonably practicable give notice in writing to that person and to the registered holders of all Shares in which they believe that person is Interested requiring them within 21 days of the date of service of the notice (or such longer time as the Directors consider reasonable) to dispose of such number of Shares as will cause the relevant person to cease to be an Irregular Foreign Person.

(iv) A Share in respect of which such a notice (a **"Disposal Notice"**) has been served shall not confer any right to receive notice of, or to attend and vote at, General Meetings of the Company or other meetings of shareholders or any class of shareholder from (and including) the date of service until the time of its transfer to another person so that it ceases to be a Foreign-held Share or, if earlier, the time at which the relevant Disposal Notice is withdrawn.

(v) If the requirements of any Disposal Notice are not complied with to the satisfaction of the Directors within the period specified in the relevant notice, unless the relevant Disposal Notice is withdrawn, the Director shall arrange for the Company to sell the Shares to which that notice relates. For this purpose, the Directors may make such arrangements as they deem appropriate. In particular, without limitation, they may authorise any officer or employee of the Company to execute any transfer or other document on behalf of the holder or holders of the relevant Share and, in the case of a Share in uncertificated form, may make such arrangements as they think fit on behalf of the relevant holder or holders to transfer title to the relevant Share through a Relevant System.

(vi) Any sale pursuant to sub-paragraph (v) above shall be at the best price reasonably obtainable but the Directors shall not be liable to the holder or holders of the relevant Share for any alleged deficiency in the amount of the sale proceeds or any other matter relating to the sale.

(vii) The net proceeds of the sale of any Share under this paragraph (B) shall be paid over by the Company to the former holder or holders of the relevant Share upon surrender of any certificate relating to it, without interest. The receipt of the Company shall be a good discharge for the purchase money.

(viii) The title of any transferee of shares shall not be affected by an irregularity or invalidity of any actions purportedly taken pursuant to this paragraph (B).

Identification and registration of Foreign-held Shares

(C) (i) The Directors shall not register any person as a holder of a Share unless they have received:

(a) a declaration stating either (i) that, upon registration, the relevant Share will not be a Foreign-held Share or (ii) that, upon registration, that Share will be a Foreign-held Share;

(b) such evidence (if any) as the Directors may require of the authority of the signatory of that declaration;

(c) such evidence or information (if any) as to the matters referred to in the declaration as the Directors consider appropriate; and

This shall not, however, apply to the registration of an allottee of any Share which is being issued paid up by way of capitalisation of profits or reserves or to the registration of a person as a trustee of any Profit-sharing Scheme or Share Scheme (as defined in sub-paragraph (E)(i) below).

(ii) The Directors may at any time:

(a) give notice in writing to the holder (or to any one of the joint holders) of a Share requiring him, within 21 days of the date of service of the notice (or such longer time as the Directors consider reasonable), to deliver to the Company a declaration as to whether or not the relevant Share is a Foreign-held Share; and

(b) to provide such evidence or information (if any) as to the matters referred to in the declaration as the Directors consider appropriate.

(iii) If at any time, the Directors believe that a Share which is not then treated as a Foreign-held Share may be such a Share, they shall give notice in writing to the holder (or to any one of joint holders) requiring him, within 21 days of the date of service of the notice (or such longer time as the Directors consider reasonable) to show to their satisfaction that the relevant Share is not a Foreign-held Share.

(iv) If within the period specified in a notice served under sub-paragraph (iii) above, or such longer time as the Directors consider reasonable, the Directors are not satisfied that the relevant Share is not a Foreign-held Share, they shall declare that Share to be a Foreign-held Share.

(v) The Directors shall maintain a separate register in which shall be entered particulars of any Share which:

(a) has been acknowledged by the holder (or by any one of joint holders) or the Operator (as defined in the Crest Regulations) to be a Foreign-held Share; or

(b) has been declared to be a Foreign-held Share by virtue of a declaration of the Directors made pursuant to sub-paragraph (iv) above;

and, in either case, which has not ceased to be a Foreign-held Share.

(vi) The Directors shall remove from the Foreign-held Share Register any Share in respect of which they have received:

(a) a declaration stating that the relevant Share is not a Foreign-held Share;

(b) such evidence (if any) as the Directors may require of the authority of any signatory of that declaration; and

(c) such evidence or information (if any) as to the matters referred to in the declaration as the Directors consider appropriate.

This shall not apply, however, if the Directors are not satisfied that the relevant Share is not a Foreign-held Share.

(vii) A declaration under any of sub-paragraphs (i), (ii) or (vi) above shall not be valid unless it is in such form as the Directors may from time to time prescribe or approve and is either:

(a) signed by or on behalf of the person who is registered, or is proposed to be registered, as a holder of the relevant Share or, in the case of a corporation, executed under the seal of the corporation or signed on its behalf by an attorney or a duly authorised officer or agent; or

(b) in the case of shares in uncertificated form, received through a Relevant System.

(viii) A declaration made pursuant to the Article which this Article replaced (or pursuant to regulations made under that Article) as to whether or not a Share is or will be a Foreign-held Share (as defined in that Article) shall be deemed for the purposes of this paragraph (C):

(a) to be a declaration made pursuant to sub-paragraph (i) above; and

(b) in the case of a declaration that the relevant Share is or will be a Foreign-held Share (as so defined), to comprise an acknowledgement by the holder (or one of the joint holders) or the Operator that the Share is a Foreign-held Share (as defined in paragraph (F) below).

(D) (i) The provisions of Part VI of the Act shall apply to the Company as if such provisions extended to Interests of Foreign Persons. The Company, its Members and all persons Interested in Shares shall have the rights and obligations referred to in Part VI of the Act in relation to all Interests of Foreign Persons.

(ii) The Directors shall maintain a register (which shall be separate from that maintained under Part VI of the Act) in which shall be entered particulars of Interests of Foreign Persons disclosed to the Company. Identification and registration of Interests of Foreign Persons

(E) (i) Subject to sub-paragraph (ii) below, in this Article, the word **"Share"** means any share in the capital of the Company which: Shares to which this Article applies

(a) carries the right to vote on a poll at General Meetings of the Company whether ordinarily or only in certain circumstances; and

(b) at the material time, is not either:

(I) held by the trustees of any profit sharing scheme established by the Company and approved by the Board of Inland Revenue in accordance with the provisions of Sections 186 and 187 and Schedules 9 and 10 of the Income and Corporation Taxes Act 1988 (a "profit-sharing scheme"); or

(II) held pursuant to arrangements approved by the Directors by trustees for the benefit of employees or officers (or former employees or officers) of the Company, of the Company's subsdiaries or any associated undertakings or their wives, husbands, widows, widowers or children or step-children under the age of 18 (a "Share Scheme").

(ii) A Share at any time which does not carry a present right to vote at any General Meeting of the Company shall be treated for the purposes of paragraphs (A) and (B) of this Article as if it were not a "Share" unless the Directors shall have resolved that those paragraphs should apply to it. The Directors may so resolve at any time and from time to time at their discretion and may, likewise, revoke any such resolution which they have previously passed.

(iii) If any such resolution is passed in respect of a Share which is a Foreign-held Share, for the purposes of sub-paragraph (B)(iii) above, particulars of that Share shall be deemed to have been entered into the Foreign-held Share Register at the time of the passing of the relevant resolution.

(F) (i) Subject to sub-paragraph (ii) below in this Article, the expression **"Foreign-held Share"** means any Share in which any Foreign Person has an Interest. Meaning of "Foreign-held Shares" and "Foreign Persons"

(ii) For the purposes of paragraph (A) above, Shares registered in the Foreign-held Share Register shall be deemed to be Foreign-held

Shares and Shares not so registered shall be deemed not to be Foreign-held Shares.

(iii) In this Article the expression **"Foreign Person"** means any person who is a Foreigner, a Foreign Corporation or a Corporation under Foreign Control and, for this purpose:

"Corporation under Foreign Control" means any corporation (other than a Foreign Corporation):

(a) of which one third or more of the directors (or persons occupying the position of directors by whatever name called) are Foreigners or Foreign Corporations or are accustomed to act in accordance with the suggestions, instructions or directions of Foreigners or Foreign Corporations; or

(b) of which shares carrying more than thirty per cent. of the votes which are ordinarily eligible to be cast on a poll at General Meetings of the corporation are for the time being held by Foreigners or Foreign Corporations.

"Foreign Corporation" means:

(a) any corporation other than a corporation which is incorporated under the laws of any part of and which has its principal place of business and central management and control in the United Kingdom; or

(b) a government or government department or government agency or body other than of the United Kingdom or any part thereof; or

(c) any municipal, local, statutory or other authority or any undertaking or body established in any country other than the United Kingdom.

"Foreigner" means any individual who is not a British citizen, a British Dependent Territories citizen or a British Overseas citizen by virtue of the British Nationality Act 1981.

Meaning of "Interest" in Shares

(G) (i) Subject to sub-paragraph (ii) to (viii) below, for the purposes of this Article, a person shall be deemed to have an **"Interest"** in Shares if he has any interest which would be taken into account in deciding whether a notification by that person to the Company would be required under Part VI of the Act if all Shares were "relevant share capital" for the purposes of that Part.

(ii) Any right pursuant to the provisions of any agreement to control, influence or participate in the exercise of any right conferred by the holding of any Share (including, without prejudice to the generality of the foregoing, any right relating to the retention or disposal of any Share) shall be deemed to comprise such an interest and, for the purpose of this paragraph (ii):

(a) any restraint or restriction to which any such right is or may be subject shall be disregarded;

(b) **"agreement"** includes any agreement, arrangement or understanding (whether formal or informal) irrespective of whether such agreement, arrangement or understanding includes a provision of the acquisition by any one or more of the parties to it of any interest in any Share or is part of a proposal to obtain or consolidate control of the Company; and

(c) **"provisions of any agreement"** includes any undertaking, expectation or understanding (whether express or implied and whether absolute or not) operative under any agreement, except that a right pursuant to an agreement which is not legally binding shall not be taken into account in determining whether a person has an interest unless the agreement involves mutuality in the undertakings, expectations or understandings of the parties to it.

(iii) The following interests shall be disregarded:

(a) any interest of a bare trustee or which, if the incidents of the interest are governed by a law other than the law of England and Wales, is in all material respects identical to the interest of a bare trustee under the law of England and Wales;

(b) any interests which exist only by virtue of an obligation (contingent or otherwise) to purchase or subscribe for Shares pursuant to underwriting or sub-underwriting arrangements approved by the Directors and, for a period of three months following the relevant purchase or subscription, in respect of interests in Shares purchased or subscribed pursuant to such an obligation;

(c) any interest of a person which exists only by virtue of the entering into or performance by that person of an agreement approved by the Directors under which that person (whether alone or with other persons) is to procure purchasers or subscribers of the relevant Shares, as principal or as agent, as part of the distribution of those Shares (whether to the public or otherwise), provided that such interests shall only be disregarded for a period of three months from the date of the relevant agreement;

(d) any interest of either the Chairman of a meeting of the Company or of a meeting of the holders of Shares of any class (acting in that capacity);

(e) any interests of a Clearing House or Depositary acting in its capacity as such;

(f) any interest of a person which exists only by virtue of that person being a trustee of:

(I) any retirement benefits scheme for the employees of a business or undertaking carried on (wholly or mainly) in the United Kingdom other than by a Foreign Person which is, or is treated by the Commissioners of Inland Revenue as, an exempt approved scheme for the purposes of Chapter 1 of Part XIV of the Income and Corporation Taxes Act 1988; or

(II) any charity which is registered under the provisions of the Charities Act 1993; or

(III) any exempt charity within the meaning of that Act,

other than (in any case) a retirement benefits scheme, charity or exempt charity of which the majority of the trustees are Foreign Persons.

(iv) In calculating the number of Shares in which a trader in securities is interested at any particular time, the trader's gross sales (up to a maximum equal to the traders gross purchases) shall be deducted from the number of Shares in which he would be interested but for this sub-paragraph (iv) and, in this paragraph:

"**gross sales**" means the number of Shares which, at the relevant time, the trader shall be under an obligation to sell pursuant to contracts entered into in the ordinary course of his business as a trader in securities each of which requires delivery to be made not later than 14 days after the contract shall have been entered into; and

"**gross purchases**" means the number of Shares which, at the relevant time, the trader shall be under an obligation to purchase pursuant to such contracts.

(v) Section 209(1)(a) of the Act shall be disregarded.

(vi) If, in respect of any Shares, the Directors resolve that they have made reasonable enquiries and have been unable to determine whether or not a specified person has an Interest in the relevant Shares, that person shall be deemed to have such an Interest.

(vii) Where Interests in Shares are held by a Clearing House or Depositary in its capacity as such:

(a) any person who has rights in relation to Shares in which the Clearing House or Depositary holds such an Interest shall be deemed to be Interested in the number of Shares for which the Clearing House of Depositary is or may become liable to account to him; and

(b) any Interest which (by virtue of his being a tenant in common in relation to or holding of common property Interests in Shares so held by the Clearing House or Depositary or otherwise) he would otherwise be treated as having in a larger number of Shares shall (in the absence of any other reason why he should be so treated) be disregarded.

(viii) **"Interested"** shall be construed accordingly.

(H) In this Article: Other definitions

"Act" means the Companies Act 1985 (as amended), and all regulations made thereunder, as in force on 1 March 1998;

"Clearing House" means a recognised clearing house or a nominee of such a clearing house or of a recognised investment exchange (in each case as defined in the Financial Services and Markets Act 2000) or a pooled nominee service provided by an operator of any Relevant System (including, for the avoidance of doubt, CREPON Limited when acting in its capacity as nominee in connection with the pooled nominee service provided by CRESTCo Limited);

"Crest Regulations" means the Uncertificated Securities Regulations 2001;

"Depositary" means a person appointed by or with the approval of the Directors to issue depositary receipts or other securities which evidence the deposit of Shares or the right to receive or to call for the delivery of Shares or a custodian or nominee appointed by or with the approval of any such person in connection with any such securities or any clearing agent for such securities;

"Foreign-held Share Register" means the register maintained pursuant to paragraph (C) above;

"Relevant System" means a relevant system as defined as in Crest Regulations;

"United Kingdom" means Great Britain, Northern Ireland, the Channel Islands and the Isle of Man,

and reference to Shares being **"in uncertificated form"** are reference to Shares being uncertificated units of a security as defined in the Crest Regulations.

(I) (i) The Directors shall be entitled to presume without enquiry, unless any Director has reason to believe otherwise, that all Shares particulars of which are entered in the Foreign-held Shares Register (including those entered by reason of sub-paragraph (C) (viii) above) are Miscellaneous provisions

Foreign-held Shares, that all other Shares are not Foreign-held Shares and that no person is an Irregular Foreign Person.

(ii) The Directors shall not be required to give any reasons for any decision or determination pursuant to this Article and any such determination or decision shall be final and binding on all persons unless and until it is revoked or changed by the Directors. Any disposal or transfer made or other thing done by or on behalf of the Board or any Director pursuant to this Article shall be binding on all persons and shall not be open to challenge on any ground whatsoever.

(iii) The Directors shall not be obliged to serve any notice required under this Article upon any person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure under this Article.

(iv) The provisions of Articles 136 to 142 shall apply to the service upon any Member of any notice required by this Article. Any notice required by this Article to be served upon a person who is not a Member or to a person who is a Member but whose address is not within the United Kingdom and who has failed to supply to the company an address within the United Kingdom pursuant to Article 136, shall be deemed validly served if such notice is sent through the post in a pre-paid cover addressed to that person or Member at the address if any, at which the Directors believe him to be resident or carrying on business or, in the case of a holder of depository accepts or similar securities, to the address, if any, in the register of holders of the relevant securities. Service shall, in such a case be deemed to be effected on the day of posting and it shall be sufficient proof of service if that notice was properly addressed, stamped and posted.

(v) Any notice required or permitted to be given pursuant to this Article may relate to more than one Share and shall specify the Share or Shares to which it relates.

(vi) The Directors shall be under no liability to the Company or any other person for:

(a) failing to treat a Share (other than one particulars of which are entered in the Foreign-held Share Register) as a Foreign-held Share;

(b) treating a Share particulars of which are entered in the Foreign-held Share Register as a Foreign-held Share; or

(c) doing anything or failing to do anything pursuant to this Article 43 in consequence of any such classification,

unless any Director has reason to believe that the classification of the relevant Share is incorrect.

(J) The Directors may make such regulations as they consider appropriate and as the Special Shareholder may approve with a view to ensuring that any shares can become or remain units of "a participating security" (as defined in the Uncertificated Securities Regulations 2001) without prejudicing the fulfilment of the objective of this Article 43. The Directors may also from time to time abrogate, vary or otherwise modify such regulations in such manner as they consider appropriate and as the Special Shareholder may approve. This Article 43 shall not apply to the extent specified in such regulations, which shall bind the Company and its members to the same extent as if they had been set out herein. Crest

TRANSMISSION OF SHARES

44. In case of the death of a shareholder, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder shall be the only person or persons recognised by the Company as having any title to or interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him. Death of shareholder

45 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise by operation of law to such entitlement may (subject as herein provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of his desire to be so registered or transfer such share to some other person. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member or other event as aforesaid had not occurred and the notice or transfer were a transfer executed by such member. The Directors may give notice requiring a person to notify the Company in writing of his desire to be so registered or transfer, as aforesaid, such share to some other person. If that notice is not complied with within 60 days, the Directors may withhold payment of all dividends and other amounts payable in respect of the share until the notice as aforesaid has been given or the transfer as aforesaid has been made. Entitlement on death or bankruptcy

46. Save as otherwise provided by or in accordance with these presents, a person becoming entitled to a share in consequence of the death or bankruptcy Entitlement to dividend etc.

of a shareholder or other event giving rise by operation of law to such entitlement (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to receive notice of or exercise any right conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares until he shall have been registered as a member in respect of the share.

GENERAL MEETINGS

RIDER 47

Annual General Meetings

47. An Annual General Meeting shall be held once in ~~every Year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.~~

Other ~~Extraordinary~~ General Meetings

48. The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene a~~n Extraordinary~~ General Meeting.

NOTICE OF GENERAL MEETINGS

RIDER 49

Notice of meetings

49. An Annual General Meeting ~~and any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and any other General Meeting by 14 days' notice in writing at the least.~~ The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such (if any) as are not under the provisions of these presents entitled to receive such notices from the Company and to all Directors and the Auditors: Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:—

(A) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(B) in the case of a~~n Extraordinary~~ General Meeting [other than an Annual General Meeting] by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Provided also that the accidental omission to give notice to or, in cases where it should have been sent out with the notice, an instrument of proxy to, or the non-receipt of either by, any person entitled thereto shall not invalidate any General Meeting or any proceedings thereat.

RIDER 50

50. (A) ~~Every notice calling a General Meeting shall specify the place~~ and the day and hour of the meeting and there shall ~~appear~~ with reasonable prominence in every such notice ~~a statement~~ that a member entitled to attend and vote is ~~entitled to~~ appoint one or more proxies to attend and, on a poll vote ~~instead of him and that a proxy need not be a member of the Company.~~ Contents of notice

(B) In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

(C) In the case of any General Meeting the notice shall specify the general nature of the business to be transacted; and if any resolution is to be proposed as ~~an Extraordinary Resolution or as~~ a Special Resolution, the notice shall contain a statement to that effect.

PROCEEDINGS AT GENERAL MEETINGS

51. The Chairman of the Board of Directors, failing whom the Deputy Chairman (and, if more than one, the Deputy Chairman who shall have held that office for the greater or greatest length of time), shall preside as chairman at a General Meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither shall be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, ~~the members present shall choose one of their number), to be chairman of the meeting.~~ Chairman of meetings

RIDER 51

52. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Five members present in person or by proxy and entitled to vote at that meeting shall be a quorum for all purposes. Quorum

53. If within fifteen minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (not being less than seven days thereafter) and such time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine and in the latter case not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. At the adjourned meeting any two members present in person or by proxy shall be a quorum. If a quorum is not present within fifteen minutes from the time fixed for the start of the adjourned meeting, the meeting shall be dissolved.

Absence of quorum

54. The chairman of the meeting may with the consent of any General Meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for any adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or *sine die*, not less than seven days' notice of any adjourned meeting shall be given in like manner as in the case of the original meeting.

Notice of adjournment Adjournment

55. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendment to resolutions

56. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special ~~or Extraordinary~~ ~~Resolution~~ no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. Subject to the Statutes and without prejudice to any other restriction on the right to move amendments to Substantive Resolutions, in the case of a Substantive Resolution duly proposed as an Ordinary Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) shall be considered or voted upon unless written notice of the intention to move it shall have been lodged at the Office no later than the seventh day prior to the date appointed for the holding of the relevant meeting (or adjourned meeting).

Voting

57. At any General Meeting all Substantive Resolutions (and proposed amendments to Substantive Resolutions) put to the vote of the meeting shall be determined on a poll and all other resolutions (including any amendments thereto) put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:—

(i) the chairman of the meeting; or

(ii) not less than three members present in person or by proxy and entitled to vote at the meeting; or

(iii) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

58. A demand for a poll may, before the poll is taken, be withdrawn but only with the approval of the chairman of the meeting. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. In the case of a poll demanded before the declaration of the result of show of hands, the meeting shall continue as if the demand had not been made. ~~Unless a poll is required or demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.~~ If a poll is required or demanded, it shall be taken in such a manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members). The chairman may decide the time and place for the declaration of the result of the poll or may decide that the result should be publicised as soon as is reasonably practicable through The Stock Exchange or in such other manner as he may determine. The chairman may, having announced his decision, adjourn or close the relevant meeting. RIDER 5

59. ~~In the case of an equality of votes whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is required or demanded shall be entitled to a casting vote in addition to any other vote he may have.~~ Validity and result of vote

60. A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll required or demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately if the time, date and place at which it is to be taken are announced at the meeting at which it is required or demanded. In any other case, at least seven days' notice shall be given specifying the time, date and place at which the poll is to be taken. **Taking of polls**

The requirement or demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been required or demanded.

61. Subject to the Statutes and without prejudice to any other restriction on the consideration of resolutions at General Meetings, no Substantive Resolution shall be considered or voted upon at a General Meeting unless either

(1) the full text of the relevant Substantive Resolution (or, in the case of a Substantive Resolution to be considered or voted upon at an Annual General Meeting, reference to the substance of such Resolution) is set out in the notice of the relevant meeting or (2) written notice of the intention to propose the Substantive Resolution shall have been lodged at the Office no later than (i) in the case of an Annual General Meeting the proposed date of which shall have been announced by the Company prior to the despatch of the notice of meeting, no later than the sixtieth day prior to that proposed date or, if later, the twenty-first day after the date of the relevant announcement or (ii) in all other cases, the seventh day prior to the date appointed for the holding of the relevant meeting (or adjourned meeting). A valid notice given pursuant to this Article 61 shall not be rendered invalid by any subsequent change in the date or proposed date of the relevant General Meeting.

VOTES OF MEMBERS

Voting rights

62. Subject to any special rights or restrictions as to voting attached by or in accordance with these presents to any shares or class of shares, on a show of hands every member who is present in person shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. RIDER 62

Jointholders

63. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the share.

Receiver etc. for shareholder

64. Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Suspension of voting etc. rights

65. (A) No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a General Meeting or meeting of the holders of any class of shares of the Company either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

(within the meaning of Part 22 of the Companies Act 2006)

Companies Act 2006

(B) If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section ~~212~~ 793 of the ~~Act~~ and is in default for the prescribed period in supplying to the Company the information thereby required then (unless the Directors otherwise determine), in respect of the shares in the shareholding account in the Register of Members which comprises or includes the shares in relation to which the default occurred (or such of them as the Directors may determine from time to time) (all, or the relevant number as appropriate, of such shares being the "default shares" which expression shall include any further shares which are issued in respect of such shares), for so long as the default continues the member shall not, nor shall any transferee to whom any of such shares are transferred otherwise than pursuant to an approved transfer or pursuant to Article 65(c)(ii)(a), be entitled to vote either personally or by representative or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company.

(c) Where the default shares represent at least 0.25 per cent in nominal value of the issued share capital of the class of shares concerned (excluding any shares in the Company held as treasury shares), the Directors may in their absolute discretion at any time by a notice (a "direction notice") to such members direct that:—

(i) in respect of the default shares any dividend or part thereof or other money which would otherwise be payable on such shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(ii) no transfer of any of the shares held by such member shall be registered unless:—

(a) the member is not himself in default as regards supplying the information requested and the transfer is of part only of the member's holding which, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(b) the transfer is a transfer duly made in accordance with Article 43(G); or

(c) the transfer is an approved transfer.

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

(D) (i) Save as herein provided, any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice is issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a reasonable period, not exceeding one week of the default being duly remedied). Written notice of such determination shall be given to the member.

(ii) Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 65(c)(ii)(a) above.

(E) For the purpose of this Article:—

(i) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification whether under the said Section ~~212~~ or otherwise which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant Section ~~212~~ notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; (793)

(ii) the prescribed period is 28 days from the date of service of the notice under the said Section ~~212~~ except that if the shares in respect of which the said notice is given represent at least 0.25 per cent. in nominal value of the issued share capital of the class of shares concerned at the time of the giving of the relevant notice under the said Section ~~212~~, the prescribed period is 14 days from such date; and

(iii) a transfer of shares is an approved transfer if but only if:—

(A) it is a transfer of shares to an offeror by way of or in pursuance of acceptance of a takeover offer (as defined in Section ~~428~~ 974 of the ~~Act~~ Companies Act 2006) for a company; or

(B) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares (including any such sale made through a stock exchange on which the Company's shares of the class in question are normally traded). For the purposes of this paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

(F) The provisions of this Article are in addition and without prejudice to the provisions of the ~~Act~~ Companies Act 2006.

66. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and any vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive. Objections to votes

67. On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. Proxy votes

(A) 68. A proxy need not be a member of the Company. Proxy not member RIDER

69. The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article ~~141~~ 144; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 141.

(144)

Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 141 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

RIDER 70

70. The appointment of a proxy must be received at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no address is so specified, must be left at the Transfer Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. Provided that an appointment relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

of a proxy

RIDER 71

71. The appointment of a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting.

RIDER 72

Revocation of proxy

72. A vote cast or demand for a poll made shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no written notice of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

CORPORATIONS ACTING BY REPRESENTATIVES

RIDER 73

Corporate representatives

73. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The Solicitor for the affairs of Her Majesty's Treasury may, so long as he is a member of the Company, authorise in writing under his hand such person as he thinks fit to act as his representative at any meeting of the Company or of any class of members of the Company. Any

person so authorised pursuant to the foregoing provisions of this Article shall be entitled to exercise the same powers on behalf of the member by whom such authorisation was given as such member could exercise were the member an individual member of the Company and such member shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised by that member is present thereat.

DIRECTORS

74. (A) Any Director (and their alternate) who holds the office of either Chairman (where such office is held in an executive capacity) or Chief Executive shall be a person who is a British Citizen or British Dependent Territories citizen or British Overseas citizen by virtue of the British Nationality Act 1981. In addition, if at any time the Company has a Deputy Chairman as well as a Chairman and the persons holding those offices each hold office in a non-executive capacity, at least one of such Directors (and their alternate) shall be a person who is a British Citizen or British Dependent Territories citizen or British Overseas citizen by virtue of the British Nationality Act 1981. If any such persons for the time being cease to be such a citizen and as a result the requirements of this Article 74(A) cease to be fulfilled, his office of Director shall thereupon be vacated. Nationality of Directors

(B) The majority of the Directors holding office with the Company for the time being shall be persons who are British citizens or British Dependent Territories citizens or British Overseas citizens by virtue of the British Nationality Act 1981. If at any time one half or more of the Directors are persons who are not such citizens, then such a number of such Directors shall forthwith vacate their offices with the Company as shall be necessary to comply with this Article 74(B).

(C) The Directors who are not such citizens shall vacate office, so as to ensure compliance with Article 74(B), in such order that those who have been in office for the shortest period since their appointment shall vacate their office first (unless all of the Directors otherwise agree amongst themselves).

(D) Each Director shall for the purposes of this Article 74 inform, and keep informed, as fully and promptly as is reasonably possible, the Directors of any change, or possible change, in his nationality.

(E) The Directors shall not (subject to compliance with the foregoing provisions of this Article) be less than six in number. If at any time the number of Directors shall, to comply with such foregoing provisions, be reduced to less than six (or other such minimum number as may be fixed in accordance with the following sentence), then such number of persons shall be appointed as Directors as soon as is reasonably practicable to reinstate the number of Directors to six (or such other minimum number as aforesaid) or more. The Company may by Ordinary Resolution from time to time vary the minimum number and/or fix and from time to time vary a maximum number of Directors. RIDER 75

No share qualification

76. A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall be entitled to attend and speak at General Meetings.

Directors' fees

77. Each Director shall be entitled to receive remuneration for his services at such rate as the Directors may from time to time determine and such remuneration shall accrue *de die in diem*. The Company in General Meeting may increase the amount of the remuneration to the Directors either permanently or for a year or longer term.

Directors' remuneration

78. Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

Directors' expenses

79. The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company.

Directors' Pensions

80. (A) The Directors shall have the power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

(148) (B) Without prejudice to the provisions of Article 145 the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers or employees of the Company, any holding company of the Company or of any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or has had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other body (together "Relevant Company"), or who are or were at any time trustees of any pension fund or employees' share scheme in which any employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties,

powers or offices in relation to any Relevant Company or any such pension fund or employees' share scheme.

~~81. Subject to the provisions of these presents and the Statutes, and~~ provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office may be a party to or in any way interested in any contract or arrangement or transaction or proposal to which the Company is a party or in which the Company is in any way interested (including any body corporate promoted by the Company) and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested (including any body corporate promoted by the Company) and he (or any firm of which he is a partner, employee or member) may act in a professional capacity for the Company or any such other company (other than as Auditor) and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof and no such contract, transaction or arrangement or proposal shall be liable to be ~~avoided on the grounds of any such interest or benefit.~~ Directors' interests

82. (A) Subject to the provisions of these presents, the Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and (subject to the Statutes) for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment. Executive Directors

(B) The appointment of any Director to the office of Chairman or Deputy Chairman or Joint Deputy Chairman or Chief Executive or Joint Chief Executive or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(c) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

83. (A) The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers, and (without

prejudice to the terms of any contract entered into in any particular case) may from time to time revoke, withdraw, alter or vary all or any of such powers.

Delegation by Directors

(B) If the Directors appoint any person to the office of Chief Executive who is not a Director, the Directors shall ensure that such person is a British citizen or British Dependent Territories citizen or British Overseas citizen by virtue of the British Nationality Act 1981 and that, if any such person for the time being ceases to be such a citizen, the office of Chief Executive shall thereupon be vacated.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Vacation of office

84. The office of a Director shall be vacated in any of the following events, namely:—

(i) If he shall become prohibited by law from acting as a Director.

(ii) If he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer.

(iii) If he shall have a bankruptcy order made against him or in Scotland has his estate sequestrated or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act.

(iv) If in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of his mental disorder or his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs.

(v) If he shall be removed from office by notice in writing served upon him signed by all his co-Directors, to the effect that his office as Director shall on receipt of such notice *ipso facto* be vacated, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company. (or deemed reciept)

(vi) If he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated.

Retirement by rotation

85. At the Annual General Meeting in every year:

(i) any Director who was elected or last re-elected a Director at or before the Annual General Meeting held in the third calendar year before the current year shall retire by rotation; and

(ii) such further Directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but greater than one-third).

86. The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election. Directors to retire

87. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill up the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:— Re-election of Directors

(i) Where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost.

(ii) Where such Director has not given notice in writing to the Company by the date of the Notice convening the Annual General Meeting at which he will retire by rotation that he is willing to be re-elected.

(iii) Where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect another person in the place of the ~~retiring Director or a resolution for his re-election is put to the meeting and lost~~ and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without break.

88. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by a meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void. Separate resolutions to appoint Directors etc.

89. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Eligibility for appointment

Director at any General Meeting unless not less than seven nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed or authenticated in accordance with Article 141 by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed (or sufficiently authenticated to the satisfaction of the Directors) by the person to be proposed of his willingness to be elected.

Removal of Directors

90. The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these presents or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

Appointment of Directors

91. The Company may (subject to Article 74) by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these presents. Any person so appointed by the Directors shall hold office until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

ALTERNATE DIRECTORS

Alternate Directors

92. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director but provided that where the appointor is a British citizen or British Dependent Territories citizen or British Overseas citizen by virtue of the British Nationality Act 1981 his appointee shall also be a person who is a British citizen or British Dependent Territories citizen or British Overseas citizen by virtue of the British Nationality Act 1981) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director.

(C) An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director for whom he is appointed an alternate is not personally present and generally at such meeting to perform all the functions of a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of the Director for whom he is appointed an alternate) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative but he shall not be counted more than once for the purposes of a quorum. If the Director for whom he is appointed an alternate is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of the Director for whom he is appointed an alternate. To such extent as the Directors may from time to time determine in relation to any committee of the Directors the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which the Director for whom he is appointed an alternate is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these presents.

(D) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to the Director for whom he is appointed an alternate as such Director may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

(2)

92. Subject to the provisions of these presents the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. ~~It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom.~~ Any Director may waive notice of any meeting and any such waiver may be retrospective. Meetings of Directors

RIDER 9.2

③ 94. The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and to speak to each other, and a quorum in that event may be constituted by persons so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chairman of the meeting then is. Telephone Meetings

Quorum

④ 95. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two, provided that such quorum shall not be satisfied in relation to any business transacted during any part of the relative proceedings at a time when the number of the Directors present and entitled to vote who are British citizens or British Dependent Territories citizens or British Overseas citizens by virtue of the British Nationality Act 1981 does not exceed one half of the total number of the Directors then present and entitled to vote. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Note: Rider 96 to be deleted

Voting

⑤ 96. Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote.

RIDER 96

Directors' interests

¶ ~~97. (A) Subject as provided in these presents, a Director shall not vote in~~ respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any interest of any person connected with him within the meaning of ~~Section 346 of the Act~~ the Companies Act) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(B) Subject to the provisions of the Statutes and as provided in these presents, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:—

(i) The giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings.

(ii) The giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under ~~a guarantee or indemnity or by the giving of security~~

(iii) Any contract, arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate.

(iv) Any contract, arrangement or proposal, relating to any other company in which he and any persons connected with him (within the meaning of ~~Section 346 of the Act~~) do not to his knowledge hold an interest in ~~Shares (as that term is used in~~ ~~Sections 198 to 211 of the Act~~) representing one per cent. or more of either any class of the equity share capital of, or the voting rights in, such company.

(v) Any contract, arrangement or proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangment relates.

(vi) Any contract, arrangement or proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of any Directors of the Company or for the benefit of persons including Directors of the Company.

(C) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under paragraph (B) (iv) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(D) If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by him voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Directors concerned has not been fairly disclosed.

(E) For the purposes of Article ~~84~~ and this Article 97:—

(1) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such

contract, transaction, arrangement or proposal of the nature and extent so specified;

(2) an interest of a person who is connected (within the meaning of Section 346 of the Act) with a Director shall be treated as an interest of the Director; and

the Companies Act

(3) an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

RIDER 96 to 101

Vacancies

(101) 98. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these presents the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

Chairman

(102) 99. The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed, or if at any meeting neither be present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting. If the Chairman is absent from any meeting and at the relevant time there is more than one Deputy Chairman then (unless the Directors present resolve otherwise) the Deputy Chairman present (if more than one) who shall have held that office for the greater or greatest length of time shall be entitled to preside at the meeting.

Written resolutions

(103) 100. A resolution in writing signed by all the Directors for the time being in the United Kingdom shall (provided that more than half of the Directors signing the same are British citizens or British Dependent Territories citizens or British Overseas citizens by virtue of the British Nationality Act 1981) be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors.

Committees

(104) 101. The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter provided. Insofar as any

such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee.

(105) ~~102~~. The meetings and proceedings of any such committee or sub-committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these presents regulating the meetings and proceedings of the Directors so far as the same are not superseded by any regulations made by the Directors under the last preceding Article. The number of Directors on any such committee or sub-committee from time to time who are British citizens or British Dependent Territories citizens or British Overseas citizens by virtue of the British Nationality Act 1981 shall exceed one half of the total number of the members of such committee or sub-committee. Committees' proceedings

(106) ~~103~~. All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote. Validity of Directors' acts

BORROWING POWERS

(107) ~~104~~. (A) Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge all or part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party. Borrowing powers

(B) (1) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary companies (if any) so as to secure (so far as regards subsidiaries, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all money borrowed by the Group (which expression in this Article means the Company and its subsidiaries for the time being) and for the time being owing, subject as hereinafter provided, to persons other than the Company and its wholly-owned one and a half times the Adjusted Capital and Total Reserves

subsidiaries shall not, without the previous sanction of an Ordinary Resolution of the Company, at any time exceed an amount equal to ~~the greater of (i) the Cash Resources plus two and one-half times the Adjusted Capital and Reserves and (ii) £450,000~~

Total

(2) In this Article the expression "Adjusted Capital and Reserves" means at any material time a sum equal to the aggregate of:—

(a) the amount paid up (or credited as or deemed to be paid up) on the issued share capital of the Company; and

(b) the amount standing to the credit of the capital and revenue reserves of the Group (including without limitation the statutory reserve and any share premium account or capital redemption reserve fund) after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account of the Group;

all based on a consolidation of the then latest audited balance sheets of the Company and its subsidiaries but after:—

(i) excluding any sums set aside for taxation;

(ii) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital or any such reserves subsequent to the relevant balance sheet date and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional);

(iii) making such adjustments as may be appropriate in respect of any distributions declared, recommended or made by the Company or its subsidiaries (otherwise than attributable directly or indirectly to the Company) out of profits earned up to and including the date of the latest audited balance sheet of the Company or subsidiary (as the case may be) to the extent that such distribution is not provided for in such balance sheet;

(iv) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiaries since the date of the latest audited balance sheet of the Company;

(v) making all such adjustments, if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any company is to become or cease to be a subsidiary, as would be appropriate if such transaction had been carried into effect;

(vi) excluding minority interests in subsidiaries;

~~(vii) deducting sums equivalent to the book values of goodwill and any other intangible assets shown in such consolidation (as adjusted pursuant to the foregoing provisions of this paragraph (2)) Provided that for the purposes of this sub-paragraph (vii) such proportion of launching costs (including development costs) previously incurred by the Group as are carried forward in such consolidation against deliveries with the concurrence of the Auditors or in accordance with any current Statement of Standard Accounting Practice or other accountancy principle or practice generally accepted for the time being in the United Kingdom shall be deemed not to be intangible assets;~~.

RIDER 104(B)

~~(3) In this Article the expression "the Cash Resources" means at any material time the aggregate amount of:—~~

~~(a) cash in hand and deposits with any bank or other person (not being a member of the Group), whether on current account or otherwise, which are repayable to the relevant members of the Group within 12 months or on or within 12 months of any demand (with or without any penalty, in the case of early termination of the deposit); and~~

~~(b) the value of any bonds, certificates of deposit, commercial paper or other instruments which mature or are repayable within 12 months or which, in the opinion of the Directors (or any person designated by the Directors for this purpose), are capable of being sold for cash within such period;~~

~~and which, in each case, are beneficially owned by any member of the Group; Provided that:~~

~~(i) in the case of cash, deposits, bonds, certificates of deposit, commercial paper or other instruments which is or are beneficially owned by a subsidiary of the Company which is not wholly-owned by the Company, a proportion of the amount or value thereof equal to the proportion of the issued equity share capital of such subsidiary which is not attributable to the Company shall be excluded;~~

~~(ii) for this purpose, the value of any bond, certificate of deposit, commercial paper or other instrument shall be deemed to be such amount as the Directors (or any person designated by the Directors for this purpose) shall reasonably consider to be the amount which could be realised on its immediate sale on arm's length terms for cash; and~~

(iii) in calculating the Cash Resources there shall be deducted the aggregate amount at the relevant time of all cash received on customers' account and, for this purpose, the expression "cash received on customers' account" means cash received from customers in accordance with the terms of contracts which specify payments in advance of delivery the repayment to the customer of which is at the relevant time guaranteed or secured by a bank or other financial institution (whether by means of an advance payment guarantee, a letter of credit or otherwise and whether or not payment is due on demand) less the amount of any expenditure on stocks or work in progress in respect of the relevant contract;

(c) For the purposes of the foregoing limit the following provisions shall apply:—

(1) there shall be deemed, subject as hereinafter provided, to have been borrowed and to be outstanding as borrowed money of the relevant member of the Group (but only to the extent that the same would not otherwise fall to be taken into account):—

(a) the principal amount of all debentures of any member of the Group which are not for the time being beneficially owned within the Group;

(b) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(c) the nominal amount of any issued and paid-up share capital (other than equity share capital) of any subsidiary of the Company not for the time being beneficially owned by any member of the Group;

(d) the nominal amount of any other issued and paid-up share capital and the principal amount of any other debentures or other borrowed moneys (not being shares or debentures which or borrowed moneys the indebtedness in respect of which are for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed or wholly or (to the extent the same is partly secured) partly secured by any member of the Group;

(e) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account; and

(f) sums representing rental payments whether due and payable or contingently payable by any member of the Group under hire purchase agreements in respect of plant, equipment or machinery hired by any member of the Group and any agreements ancillary thereto;

(2) moneys borrowed by any members of the Group for the purposes of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves fall to be taken into account;

(3) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other institution or body carrying on a similar business shall be deemed not to be borrowed moneys;

(4) moneys borrowed (including share capital to which paragraph (c) (1) (c) applies) by a partly-owned subsidiary and not owing to another member of the Group shall be taken into account subject to the exclusion of a proportion thereof equal to the minority proportion of the borrower and moneys borrowed (including such share capital as aforesaid) by a member of the Group from and owing to a partly-owned subsidiary shall be taken into account to the extent of a proportion thereof equal to the minority proportion of the lender; for the purposes aforesaid "minority proportion" shall mean the proportion of the issued equity share capital of the partly-owned subsidiary which is not attributable to the Company or any subsidiary of the Company;

(5) for the avoidance of doubt it is hereby expressly provided that for the purposes of the foregoing limit the following sums shall be deemed not to be borrowed moneys of the Group:—

(a) sums which, but for the provisions of this paragraph (5), would be borrowed moneys of any member of the Group at the time of, and for a period of six months after, such company becoming a subsidiary of the Company otherwise than pursuant to the provisions of the British Aerospace Act 1980;

(b) sums advanced or paid to any member of the Group (or their agent or nominee) by customers of any member of the Group as unexpended customer receipts or progress payments pursuant to any contract between such customer and a member of the Group or any guarantees or indemnities given by any member of the Group in relation thereto;

(c) sums representing rental or other payments whether due and payable or contingently payable by any member of the Group under leases or credit sale agreements in respect of plant, equipment or machinery leased to or the subject of any such credit sale agreement with any member of the Group, and any agreements ancillary thereto;

(d) sums which otherwise would fall to be treated as borrowed moneys of any member of the Group which were treated, with the concurrence of the Auditors and in accordance with any current Statement of Standard Accounting Practice or other accountancy principle or practice generally accepted for the time being in the United Kingdom, in the latest audited balance sheet of the relevant member of the Group on which such consolidation was based as otherwise than borrowed moneys of that member of the Group;

(6) borrowed moneys of any member of the Group expressed in or calculated by reference to a currency other than sterling or a combination of currencies including a currency or currencies other than sterling shall (as regards the currency or currencies other than sterling) be converted into sterling by reference to the rates of exchange used for the conversion of such currencies in the latest audited balance sheet of the relevant member of the Group or, if any relevant currency was not thereby involved, by reference to the rate of exchange or approximate rate of exchange therefor ruling on the date of such latest audited balance sheet and determined on such basis as the Auditors may determine or approve.

(D) No person dealing with the Company or any of its subsidiaries shall be concerned to see or enquire whether the limit imposed by the provisions of this Article is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

105 (A) The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent

with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

~~Directors' powers~~

(B) Without prejudice to the foregoing provisions of this Article, the Directors may at any time seek the views of all or any of the shareholders of the Company (or any class thereof) on any matter in such manner as the Directors shall think fit. In particular, without limitation, the Directors may organise postal ballots and determine all matters relating to the conduct of such ballots.

(109) ~~106~~. The Directors may establish any local, group or divisional boards, agencies or committees for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local, group or divisional boards, agencies or committees or any managers or agents, and may fix their remuneration and may delegate to any local, group or divisional board, agency or committee or manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local, group or divisional board, agency or committee, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Local etc. boards

(110) ~~107~~. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Attorneys

(111) ~~108~~. The Directors may from time to time appoint any person to any office or employment having a designation or title including the word "Director" or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "Director" in the designation or title of any such office or employment with the Company shall not Title "Director"

imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or be deemed to be a Director for any of the purposes of these presents. ~~Title "Director"~~

Branch Register (112) ~~109~~. Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

Cheques etc. (113) ~~110~~. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts of moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. ~~Branch register~~

SECRETARY

Secretary (114) ~~111~~. The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they think fit one or more Assistant Secretaries.

THE SEAL

Seals (115) ~~112~~. (A) The Directors shall provide for the safe custody of the Seal and the Securities Seal (if any) and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(B) Every instrument to which the Seal shall be affixed shall be signed autographically by one Director and the Secretary or by two Directors save that as regards any certificates for or evidencing shares or debentures or other securities (including options) of the Company the Directors may by resolution determine that such signature or either of them shall be dispensed with or affixed by some method or system of mechanical signatures.

(C) The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

(D) Any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the

or by a Director in the presence of a witness who attests to the signature same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(116) ~~113~~. The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors. Seal for use abroad

AUTHENTICATION OF DOCUMENTS

(117) ~~114~~. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and if any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting. Authentication of documents

RESERVES

(118) ~~115~~. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of the Statutes. Reserves

DIVIDENDS

(119) ~~116~~. The Company may by Ordinary Resolution declare dividends but no such dividends shall exceed the amount recommended by the Directors. **Dividends**

(120) ~~117~~. Insofar as in the opinion of the Directors, the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Subject to the Directors acting in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any share having deferred or non-preferred rights. **Fixed dividends**

Apportionment of dividends (121) ~~118~~. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

Dividends out of profits (122) ~~119~~. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

No interest on dividends (123) ~~120~~. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Pre-acquisition profits (124) ~~121~~. Subject to the provisions of the Statutes, where any asset, business or property is acquired by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses arising therefrom as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Retention of dividends (125) ~~122~~. (A) The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B) The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

(126) ~~123~~. The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed or authenticated in accordance with Article ~~141~~ (144) by the holder thereof (or the person becoming entitled to the share in consequence of the death, bankruptcy or mental disorder of the holder or by operation of law or any other event) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company. Waiver of dividen

(127) ~~124~~. The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend shall be forfeited and shall revert to the Company if such dividend is unclaimed after a period of twelve years from the date it was declared or became due for payment. Unclaimed dividends

(128) ~~125~~. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors. Dividends in specie

(129) ~~126~~. (A) Any dividend or other moneys payable in cash on or in respect of a share may be paid (i) by cheque or warrant sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death, bankruptcy or mental disorder of the holder or by operation of law or any other event, to any one of such persons) or to such person at such address as such member or person or persons may in writing direct, or (ii) by inter-bank transfer to such account as the payee or payees may in writing direct, or (iii) by such other method of payment as the member (or in the case of joint holders of a share, all of them) may agree to. In the case of payment by cheque or warrant, every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death, bankruptcy or mental disorder of the holder or by operation of law or any other event may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every Payment of dividends

such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

(B) Subject to the provisions of these presents and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine.

(C) The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if, on each of the three most recent occasions when dividends have been payable on those shares, the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these presents, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

Payments to joint holders etc.

(130) ~~127~~. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death, bankruptcy or mental disorder of the holder or by operation of law or any other event, any one of them may give effectual receipts for any dividend or other money payable or property distributable on or in respect of the share.

Record dates

(131) ~~128~~. Notwithstanding any other provision of these presents but subject always to the Statutes, the Company or the Directors may by resolution specify any date (the "Record Date") as the date at the close of business (or such other time as the Company or the Directors, as the case may be, may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such Record Date may be on or at any time before the date on which the same is paid, made, given or despatched but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities.

CAPITALISATION OF PROFITS AND RESERVES

Capitalisation of profits and reserves

(132) ~~129~~. The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including without limitation the Statutory Reserve, Share Premium Account and Capital Redemption Reserve Fund) or any sum standing to the credit of profit and loss account by appropriating such sum to the holders of Ordinary Shares on the Register of Members at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary Shares and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any

shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(133) 130. The Directors may with the prior sanction of an Ordinary Resolution of the Company offer the holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of such dividend or dividends (or part thereof) as are specified by any such Resolution. The following provisions shall apply:

(i) the said Resolution may specify a particular dividend or may specify all or any dividends declared or resolved in respect of a specified period but such period may not end later than the expiry of two months following the conclusion of the fifth Annual General Meeting following the date of the Meeting at which such Resolution is passed provided nevertheless that the Directors may in their absolute discretion suspend or terminate (whether temporarily or otherwise) such right to elect and may do such things and acts considered necessary or expedient with regard to, or in order to effect, any such suspension or termination;

(ii) the entitlement of each Ordinary Shareholder to new Ordinary Shares shall be determined by the Directors so that the Relevant Value thereof shall be as nearly as possible equal to (but not in excess of) the cash amount that such Shareholders would have received by way of dividend. For this purpose "Relevant Value" shall be calculated by reference to the average of the middle market quotations for the Company's Ordinary Shares on The Stock Exchange, as derived from the Daily Official List on the day when the Ordinary Shares are first quoted "ex" the relevant dividend and on the four subsequent dealing days, adjusted (if need be) as the Auditors may consider appropriate;

(iii) the Directors may specify a minimum number of Ordinary Shares in respect of which the right of election may be exercised. The basis of allotment shall be such that no member may receive a fraction of a share and the Directors may make such provision as they think fit for any fractional entitlements including provisions whereby the benefit of fractional entitlements in whole or in part is disregarded or accrues to the Company and/or under which the benefit of fractional entitlements is accumulated on behalf of any shareholder without entitlement to interest on terms that the relevant amount may subsequently be applied to the allotment by way of bonus or cash subscription on behalf of such shareholder of fully paid ordinary shares (or in payment to such shareholder in cash). Any such allotment shall be made in accordance with the foregoing provisions of this Article;

(iv) the Directors may make exclusions or restrictions as respects the rights of certain shareholders to elect to receive Ordinary Shares instead of cash as they think necessary or desirable in relation to compliance with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(v) the Directors, after determining the basis of allotment, shall notify the holders of Ordinary Shares in writing of the right of election offered to them, and shall issue forms of election and specify the procedure to be followed and place at which, and the latest time by which, duly completed forms of election must be lodged in order to be effective and may also from time to time establish or vary a procedure for election mandates, under which a holder of Ordinary Shares may elect in respect of future rights of election to be offered to that holder under this Article until the election mandate is revoked in accordance with the procedure;

(vi) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect whereof the said election has been duly made (the "elected Ordinary Shares") and instead thereof additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid; for such purpose the Directors shall capitalise out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis. A resolution of the Directors capitalising any part of the reserves of profits hereinbefore mentioned shall have the same effect as if such capitalisation had been sanctioned by an Ordinary Resolution of the Company in accordance with Article (132) ~~129~~; and

(vii) the additional Ordinary Shares so allotted shall be allotted as of the record date for the dividend in respect of which the right of election has been offered and shall rank *pari passu* in all respects with the fully paid Ordinary Shares then in issue save only that the shares so allotted will not rank for any dividend or other distribution or other entitlement which has been declared, made, paid or payable by reference to such record date or any earlier record date.

ACCOUNTS

(134) ~~131~~. Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or as ordered by a court of competent jurisdiction or as authorised by the Directors. Accounting records

RIDER 132

(135) ~~132~~. ~~A copy of every balance sheet and profit and loss account which is~~ to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of the Company and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Statutes or of these presents. Provided that this Article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. If all or any of the shares or debentures of the Company shall for the time being be listed on the official list maintained by the UK Listing Authority, there shall be forwarded to the UK Listing Authority such number of copies of such documents as may for the time being be required under its regulations or practice. Deliver accounts etc. to share-holders etc.

UPDATED RIDER 132

(136) ~~133~~. If the Statutes so permit the Company need not send copies of the documents referred to in Article ~~132~~ (135) to members to whom are sent summary financial statements or such other documents as may be authorised by the Statutes.

AUDITORS

(137) ~~134~~. Subject to the provisions of the Statutes, all acts done by any a person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his Validity of acts of auditors

appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

(138) ~~135~~. An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor. To the extent permitted by Statute, the notices and other communications relating to any General Meeting referred to in this Article may be sent by electronic communication. Auditors may attend meetings

COMMUNICATIONS WITH MEMBERS

Notices (139) ~~136~~. (A) The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or by making such notices, documents or information available on a website.

(B) The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

(C) Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

(D) Any notice, document or information which is sent or supplied by the Company by electronic means and/or by means of a website shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

(E) Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

(F) The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

(G) The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

Notices to joint holders

(140) ~~137~~. (A) Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the register in respect of the share.

(B) Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the register in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

(C) The provisions of this Article shall have effect in place of the Company Communications Provisions regarding joint holders of shares.

Notices to persons entitled to shares

(141) ~~138~~. (A) A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(i) such evidence as the Directors may reasonably require to show his title to the share,

(ii) an address at which notices may be sent or supplied to such person,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

(B) Save as provided by paragraph ~~138(A)~~ (141(A)), any notice, document or information sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

(C) The provisions of this Article shall have effect in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

(142) ~~139~~. Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices. *Notices where no registered address*

(143) ~~140~~. If at any time by reason of the total suspension or curtailment of postal services within the United Kingdom the Company is unable to give notice by post in hard copy form of a General Meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least two leading daily newspapers (at least one of which shall be a London newspaper) and such notice shall be deemed to have been given at noon on the day when the advertisement appears. In any such case, the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least 48 hours prior to the meeting the posting of notices again becomes practicable. *Suspension of postal services*

SIGNATURE OR AUTHENTICATION OF DOCUMENTS SENT BY ELECTRONIC MEANS

(144) ~~141~~. Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such notice or other document not so validated by such mechanisms shall be deemed not to have been received by the Company.

Statutory provisions as to notices. (145) ~~142~~. Nothing in any of the preceding six Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

WINDING-UP

Winding-up (146) ~~143~~. The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

Powers of liquidator (147) ~~144~~. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the Liquidator may, with the authority of a~~n Extraordinary~~ Special Resolution and subject to any provision sanctioned in accordance with the provisions of Section 187 of the Insolvency Act 1986, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributor shall be compelled to accept any shares or other property in respect of which there is a liability. The Liquidator may make any provision referred to in, and sanctioned in accordance with the provisions of, Section 187 of the Insolvency Act 1986.

INDEMNITY

148 145. Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes and subject as mentioned below, every Director of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Act) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Such indemnity shall not, however, extend to any liability incurred by or attaching to a Director as a result of his own fraud or wilful default but shall extend to other liabilities arising after he ceased to be a Director in respect of acts or omissions while he was a Director. Where a person is indemnified against any liability in accordance with this paragraph 145, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

Indemnity of Directors

RIDER 145

UPDATED RIDER 145

No. 1470151

The Companies Act 1948 to 1983,
The Companies Act 1985 and 1989
and The Companies Act 2006

COMPANY LIMITED BY SHARES

Memorandum

(Amended by Special Resolutions passed on
2nd January, 1981, 1st May, 1996 and 4th May, 2000)

AND

Articles of Association

(Adopted by Special Resolution passed on
1st May, 1996 and amended by
Special Resolutions passed on
29th April, 1998, 4th May, 2000, 3rd May, 2002,
5th May, 2004, 4th May, 2005 ~~and~~ 9th May, 2007)

and 7th May, 2008 with effect from 1st October, 2008

OF

BAE SYSTEMS plc

Incorporated the 31st day of December, 1979.

LINKLATERS LLP
ONE SILK STREET,
LONDON EC2Y 8HQ.

BOWNE
U54322

BAE SYSTEMS plc

ARTICLES OF ASSOCIATION

October 2008 Riders

RIDER 96 to 100

Insert in margin: Authorisation of Directors' interests

96.

(A) For the purposes of Section 175 of the Companies Act 2006, the Directors shall have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that Section to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company.

(B) Authorisation of a matter under Article 96(A) shall be effective only if:

(1) the matter in question shall have been proposed in writing for consideration at a meeting of the Directors, in accordance with the Board's normal procedures or in such other manner as the Directors may determine;

(2) any requirement as to the quorum at the meeting of the Directors at which the matter is considered is met without counting the Director in question and any other interested Director (together the "**Interested Directors**"); and

(3) the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

(C) Any authorisation of a matter under Article 96(A) extends to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter so authorised.

(D) Any authorisation of a matter under Article 96(A) shall be subject to such conditions or limitations as the Directors may determine, whether at the time such authorisation is given or subsequently. and may be terminated by the Directors at any time. A Director shall comply with any obligations imposed on him by the Directors pursuant to any such authorisation.

(E) A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any matter authorised by the Directors under Article 96(A) and any contract, transaction, arrangement or proposal relating thereto shall not be liable to be avoided on the grounds of any such benefit.

Insert in margin: Directors may have interests

97.

(A) Subject to compliance with Article 97(B), a Director, notwithstanding his office, may have an interest of the following kind:

(1) where a Director (or a person connected with him) is a director or other officer of, or employed by, or otherwise interested (including by the holding of shares) in any Relevant Company;

(2) where a Director (or a person connected with him) is a party to, or otherwise interested in, any contract, transaction, arrangement or proposal with a Relevant Company, or in which the Company is otherwise interested;

(3) where the Director (or a person connected with him) acts (or any firm of which he is a partner, employee or member acts) in a professional capacity for any Relevant Company (other than as Auditor) whether or not he or it is remunerated therefor;

(4) an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(5) an interest, or a transaction, arrangement or proposal giving rise to an interest, of which the Director is not aware;

(6) any matter already authorised under Article 96(A); or

(7) any other interest authorised by Ordinary Resolution.

No authorisation under Article 96(A) shall be necessary in respect of any such interest.

(B) The Director shall declare the nature and extent of any interest permitted under Article 97(A), and not falling within Article 97(C), at a meeting of the Directors or in the manner set out in Section 184 or 185 of the Companies Act 2006.

(C) No declaration of an interest shall be required by a Director in relation to an interest:

(1) falling within paragraph (4) or (5) or (6) of Article 97(A);

(2) if, or to the extent that, the other Directors are already aware of such interest (and for this purpose the other Directors are treated as aware of anything of which they ought reasonably to be aware); or

(3) if, or to the extent that, it concerns the terms of his service contract (as defined in Section 227 of the Companies Act 2006) that have been or are to be considered by a meeting of the Directors, or by a committee of Directors appointed for the purpose under these Articles.

(D) A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any interest referred to in Article 97(A), and no contract, transaction, arrangement or proposal shall be liable to be avoided on the grounds of any such interest.

(E) For the purposes of this Article, "**Relevant Company**" shall mean the Company; a subsidiary undertaking of the Company; any holding company of the Company or a subsidiary undertaking of any such holding company; any body corporate promoted by the Company; or any body corporate in which the Company is otherwise interested.

Insert in margin: Restrictions on quorum and voting

98.

(A) Save as provided in this Article 98, and whether or not the interest is one which is authorised pursuant to Article 96(A) or permitted under Article 97(A), a Director shall not be entitled to vote on any resolution in respect of any contract, transaction, arrangement or proposal, in which he (or a person connected with him) is interested. Any vote of a Director in respect of a matter where he is not entitled to vote shall be disregarded.

(B) A Director shall not be counted in the quorum for a meeting of the Directors in relation to any resolution on which he is not entitled to vote.

(C) Subject to the provisions of the Statutes, a Director shall (in the absence of some other interest than is set out below) be entitled to vote, and be counted in the quorum, in respect of any resolution concerning any contract, transaction, arrangement or proposal:

(1) in which he has an interest of which he is not aware;

(2) in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(3) in which he has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

(4) which involves the giving of any security, guarantee or indemnity to the Director or any other person in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(5) concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings (i) in which offer he is or may be entitled to participate as a holder of securities; or (ii) in the underwriting or sub-underwriting of which he is to participate;

(6) concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

(7) relating to an arrangement for the benefit of the employees or former employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

(8) concerning the purchase or maintenance by the Company of insurance for any liability for the benefit of Directors or for the benefit of persons who include Directors;

(9) concerning the giving of indemnities in favour of Directors;

(10) concerning the funding of expenditure by any Director or Directors on (i) defending criminal, civil or regulatory proceedings or actions against him or them, (ii) in connection with an application to the court for relief, or (iii) defending him or them in any regulatory investigations;

(11) concerning the doing of anything to enable any Director or Directors to avoid incurring expenditure as described in paragraph (10); and

(12) in respect of which his interest, or the interest of Directors generally, has been authorised by Ordinary Resolution.

(D) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company (or any body corporate in which the Company is interested), the proposals may be divided and considered in relation to each Director separately. In such case, each of the Directors concerned (if not debarred from voting under paragraph (6) of Article 98(C)) shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment or the fixing or variation of the terms thereof.

(E) If a question arises at any time as to whether any interest of a Director prevents him from voting, or being counted in the quorum, under this Article 98, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive, except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Directors and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Directors.

Insert in margin: Confidential information

99.

(A) Subject to Article 99(B), if a Director, otherwise than by virtue of his position as Director, receives information in respect of which he owes a duty of confidentiality to a person other than the Company, he shall not be required to disclose such information to the Company or to the Directors, or to any Director, officer or employee of the Company; or otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a Director.

(B) Where such duty of confidentiality arises out of a situation in which the Director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company, Article 99(A) shall apply only if the conflict arises out of a matter which has been authorised under Article 96(A) above or falls within Article 97 above.

(C) This Article is without prejudice to any equitable principle or rule of law which may excuse or release the Director from disclosing information, in circumstances where disclosure may otherwise be required under this Article 99.

Insert in margin: Directors' interests - general

100.

(A) For the purposes of Articles 96 to 99:

(1) an interest of a person who is connected with a Director shall be treated as an interest of the Director; and

(2) Section 252 of the Companies Act 2006 shall determine whether a person is connected with a Director.

(B) Where a Director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the Director may, and shall if so requested by the Directors take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the Directors for the purpose of managing conflicts of interest generally and/or any specific procedures approved by the Directors for the purpose of or in connection with the situation or matter in question, including without limitation:

(1) absenting himself from any meeting or part of a meeting of the Directors at which the relevant situation or matter falls to be considered; and

(2) not reviewing documents or information made available to the Directors generally in relation to such situation or matter and/or arranging for such documents or information to be reviewed by a professional adviser to ascertain the extent to which it might be appropriate for him to have access to such documents or information.

(C) The Company may by Ordinary Resolution ratify any contract, transaction, arrangement or proposal, not properly authorised by reason of a contravention of any provisions of Articles 96 to 99.

UPDATED RIDER 132 (note: to update cross-references only pursuant to the October 2008 amendments)

Subject as provided by this Article and Article 136, a copy of the Company's annual accounts and reports which are

UPDATED RIDER 145 (note: to update cross-references only pursuant to the October 2008 amendments)

(A) Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes, the rules of the UK Listing Authority and subject as mentioned below, every Director of the Company may be indemnified by the Company out of its own funds against: (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company or the Company other than (i) any liability to the Company or any Associated Company of the Company and (ii) any liability of the kind referred to in Sections 234(3) of the Companies Act 2006; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

(B) Subject to the provisions of, and so far as may be permitted by and consistent with, the statutes, the rules of the UK Listing Authority and subject as mentioned below, every Director of the Company may be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6) of the Companies Act 2006), in so far as such liability relates to the Company's or any such Associated Companies' activities as trustee of such occupational pension scheme and other than any liability of the kind referred to in Sections 235(3) of the Companies Act 2006 and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

(C) Indemnities provided for under this Article 148 shall not, however, extend to any liability incurred by or attaching to a Director as a result of his own fraud or wilful default but shall extend to other liabilities arising after he ceased to be a Director in respect of acts or omissions while he was a Director. Where a person is indemnified against any liability in accordance with this Article

148, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

(D) In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

END